SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

- Press Release dated March 1, 2005
- Press Release dated March 2, 2005
- Press Release dated March 8, 2005
- Press Release dated March 23, 2005
- Press Release dated March 30, 2005
- Annual Report at December 31, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco
Title:	Company Secretary

Date: March 31, 2005

PRESS RELEASE

The CEO of Eni Vittorio Mincato illustrates the 2005-2008 Strategic Plan in London. The Road Show will take place in the most important European and US financial centres.

  2 million barrels of oil per day in 2008 with one of the highest annual growth rates in the sector (5%)
  70 billion cubic metres of gas sold abroad in 2008
  increase in the transport capacity of the gas pipelines from Austria and Tunisia: 6.5 billion cubic metres of gas more, available for third parties

The Eni CEO Vittorio Mincato presented to the financial community the 2005-2008 Strategic Plan in London today.

It is an ambitious plan which, in the wake of the record results achieved in 2004, confirms the continuation of the strategy to develop core business as regards production targets, growth of the gas business abroad and trading of oil products.

Eni’s main strategic objectives in the period are:

Exploration and Production – significant systematic growth of production

Production grew in 2004 by 4% compared to 2003 (6.4% taking into consideration the effect of the PSA agreements), to reach an average daily production of 1,704,000 barrels of oil equivalent in the final quarter of 2004.

The new Strategic Plan sets a daily production level for 2008 of 2,000,000 barrels of hydrocarbons, to be achieved mainly through internal development.

This new production target will allow Eni to achieve a growth rate in the 2005-2008 period of more than 5% on an annual average basis, one of the highest in the sector.

Gas and Power – Further international expansion also through integrated projects in the Liquefied Natural Gas sector (LNG)

Sales of natural gas on European markets reached around 34 billion cubic metres in 2004, 21% more than 2003.

Expansion will continue on European markets. Sales targets on foreign markets are set at 48 billion cubic metres by 2008.

With the development of integrated upstream-downstream projects in the LNG sector, Eni will strengthen its presence on the international gas market.

Expansion on European markets, development in the LNG sector and sales made by the Exploration & Production Division will allow Eni to increase its sales abroad from 48 billion in 2004 to around 70 billion cubic metres in 2008.

Adding the volumes of gas traded in Italy to this, Eni expects to achieve total sales of around 120 billion cubic metres in 2008, with an average annual growth of 4%, compared to 102 billion cubic metres sold in 2004.

During the meeting with the financial community, Vittorio Mincato announced that the transport capacity of the gas pipelines coming to Italy from Austria (Russian gas) and Tunisia (Algerian gas) would be increased in favour of competition. This involves a total of 6.5 billion cubic metres of gas per year starting from 2008.

Other points

The conversion capacity of refineries and the integration with upstream activities will be enhanced. In the marketing sector the distribution network repositioning programme will be completed with expansion into other selected European areas and upgrading of the network in Italy, also through the sale of the IP distribution network.

The cost cutting programme, which registered savings of 2.8 billion euro (500 million euro in 2004) in the 1999-2004 period, will continue. This result is in line with the 3.4 billion euro target set for the 1999-2006 period. In the coming years, the capital efficiency will be further improved by reducing unit costs and efficiently allocating investments in all operating divisions.

The dividend of 90 cents euro per share, which the Board of Directors will propose at the next Shareholders' Meeting, has been declared sustainable for the entire period of the Plan and represents a pay out ratio of 47%, one of the highest in the sector. Starting from the current financial year (2005), the dividend payment will be carried out on a six-month basis.

San Donato Milanese (MI), March 1, 2005

The press release can be consulted at www.eni.it.

Eni Press Office contact numbers

Luciana Santaroni – Head of Media Relations

Tel. +39.02.52031287; +39.02.52032875; +39.06.5982398; +39.06.59822752

PRESS RELEASE

Eni communicates regarding the hypothesis of payment of interim dividends

Following the news published today on newspapers regarding the hypothesis of payment of interim dividends in 2005, Eni communicates that resolutions on the date and the amount of said dividend will be approved by the Board of Directors on the basis of the first half 2005 Report.

San Donato Milanese, March 2, 2005

PRESS RELEASE

Eni: the preliminary agreement to acquire LNG regasification capacity at the Cameron terminal in the US is signed

Eni announces that it has signed a preliminary agreement with the US company Sempra LNG1 for the acquisition of a share of regasification capacity at the Cameron terminal which Sempra LNG will build on the banks of the Calcasieu River, approximately 15 miles south of Lake Charles, in Louisiana.

The preliminary agreement indicates that the final agreement, with a validity of 20 years, will be signed by June 30, 2005. Eni will directly acquire Liquefied Natural Gas (LNG)2 regasification capacity of between 4 and 6 billion cubic meters per year.

The Cameron terminal will be completed during 2008 and will have an initial processing capacity of 15 billion cubic meters per year. The project has received the "authority to construct" from US Federal Energy Regulatory Commission and is slated to begin construction later this year.

The agreement is in line with Eni’s strategies to reinforce the LNG sector and regasification activities in some key areas, including the United States. The operation with Sempra LNG will ensure access to the North American market where the natural gas reserves which Eni is producing in North Africa and Nigeria will be sold.

The press release can be consulted at www.eni.it

Eni Press Office

Luciana Santaroni – Head of Media Relations

Tel. +39.02.52031287; +39.06.59822398;

San Donato Milanese (MI), March 8, 2005

(1)	Sempra LNG is a subsidiary of Sempra Energy. Sempra Energy, based in San Diego, is a Fortune 500 energy-services holding company with 2004 revenues of $9.4 billion. The Sempra Energy companies’ 13,000 employees serve more than 10 million customers in the United States, Europe, Canada, Mexico, South America and Asia.
(2)	LNG is natural gas which has been cooled to a temperature of below -160 °C and condensed to liquid state. LNG is transported from the production points to the consumption markets onboard cryogenic tankers. At the receiving terminal the LNG is unloaded, stored in tanks and vaporized to natural gas state before being sent into the transport network via pipe.

PRESS RELEASE

Eni: Snamprogetti wins contract worth 1.43 billion US dollars in the United Arab Emirates

Snamprogetti, Eni's engineering and main contracting company, has been awarded a contract for the implementation of a natural gas liquids (NGL)3 fractionation plant, for Abu Dhabi National Oil Company (ADNOC), in the industrial complex of Ruwais, in Abu Dhabi, in the United Arab Emirates.

The contract is worth 1.43 billion US dollars and was awarded by Abu Dhabi Gas Industries Ltd (GASCO) on behalf of Abu Dhabi National Oil Company (ADNOC), after the completion of an international bidding and includes engineering, material supply, construction, commissioning, plant start up, maintenance assistance and training of personnel. Work will be completed in 38 months.

The plant consists of a single line (train) with a processing capacity of 24,400 tons/day of NGL. Processed liquids come from onshore fields in the Habshan and Asab areas.

Snamprogetti will also build the liquid storage tanks and a new jetty for product export. Propane, Butane, and Pentane are destined for the foreign market, while ethane will be sent to the new petrochemical complex planned in Ruwais.

Snamprogetti is further strengthening its presence in the United Arab Emirates where it has already implemented significant projects and plays a primary role in the realization of investment plans for GASCO, one of the world’s largest natural gas processing companies.

Eni Press Office
Head of Media Relations Luciana Santaroni
Tel. +39.02.52031287; +39.06.5982398;

San Donato Milanese (MI), March 23, 2005

(3)	NGL: Natural Gas Liquids, liquid fractions of natural gas. Liquid or liquefied hydrocarbons recovered from natural gas in separation or in gas processing plants. Examples of natural gas liquids are propane, normal butane, isobutane, etc.

PRESS RELEASE

Eni 2004 Consolidated financial statements: net income of euro 7.3 billion and dividend of euro 0.90 per share confirmed

2004 Consolidated financial statements and dividend

The Board of Directors approved today Eni's 2004 consolidated financial statements reporting a net income of euro 7,274 million4 and resolved to propose to the General Shareholders' Meeting to pay a dividend of euro 0.90 per share5. Pay-out therefore amounts to about 47%. Dividends will be paid out starting from June 23, 2005; the ex-dividend date is June 20, 2005.

The Board of Directors approved also Eni SpA’s 2004 draft financial statements, which report net income of euro 4,684 million.

Eni's consolidated financial statements and Eni SpA's draft financial statements are being examined by the Board of Statutory Auditors and external auditors.

Eni SpA’s reclassified balance sheet and income statement and Eni’s consolidated balance sheet and consolidated income statement as of December 31, 2004 are enclosed with this press release.

Transition to the IFRS

In application of Consob communication DME/5015175 of March 10, 2005 follows information on the state of affairs related to the application of IFRS.

As a consequence of the coming into force of European Regulation No. 1606/2002 European Parliament and European Council of July 19, 2002 ("Regulation"), starting in 2005 companies with securities listed on regulated markets of Member States are required to prepare their consolidated financial statements in accordance with international accounting standards ("IFRS").

(4)	This result is the same as the preliminary results announced, for details see Press Release of February 28, 2005.
(5)	As a consequence of new tax laws in force from January 1, 2004, dividends do not entitle to a tax credit and, depending on the receiver, are subject to a withdrawal tax on distribution or are partially cumulated to the receiver’s taxable income.

According to IFRS 1, First Adoption of International Financial Reporting Standards, Eni has to prepare accounts as of January 1, 2005 that: (i) recognize only all the assets and liabilities defined as such by the new accounting standards; (ii) classify and evaluate assets and liabilities with the values that would have been determined if the new accounting standards had been applied from the initial recognition (retrospective application); (iii) reclassify items in accordance with IFRS.

The effect of the adjustment of opening balances of assets and liabilities to the new accounting standards is recognized under net equity, less the fiscal effect that is recognized under deferred tax liabilities.

IFRS that determine the most significant impact on Eni Group are: (i) the revision of the net book value of plant and machinery in order to keep account also of the separation of significant components of complex assets; (ii) the elimination of the Lifo criterion for the evaluation of inventories; (iii) the application of the concept of "probable" instead of that of "reasonably certain" for the recognition of anticipated tax; (iv) the recognition as assets of financial charges paid that could have been saved if capital expenditure had not been booked; (v) the recognition of charges to risk and contingency reserves on the basis of the present value of expected expenses when the passing of time (accretion) is relevant; (vi) the use of actuarial techniques for the evaluation of employee termination indemnities; (vii) the recognition under assets, as a contra to a specific reserve, of the estimated costs for asset retirement obligations (including decommissioning, site restoration and abandonment); (viii) the provision according to which goodwill cannot be amortized and its recoverability is ascertained at least annually. With regard to IAS 32 and IAS 39, concerning the evaluation of financial instruments including derivative contracts, Eni has chosen January 1, 2005 as the transition date as permitted by IFRS 1.

With specific reference to exploration and production activities, no discontinuity is evidenced with current criteria, as in December 2004 IASB issued IFRS 6, "Exploration for and evaluation of mineral resources" which allows to maintain current criteria for recognizing and evaluating exploration costs (e.g. geological and geophysical studies; acquisition of exploration permits; exploration wells, etc.).

PricewaterhouseCoopers is preparing an audit of initial accounts at January 1, 2004. Keeping into account the difficulties in applying the new standards, in particular the retrospective method, a precise quantification will be made only after the results of the audit procedure.

At present, Eni expects an increase in net equity and net capital employed at January 1, 2004, due in particular to the retrospective revision of the net book value of plant and machinery and the adoption of the weighted average cost, instead of Lifo, in the evaluation of inventories of oil, refined products and natural gas. The latter change will affect the volatility of results as, while in the past any change in the price of oil and refined products did not affect the evaluation of inventories, except in the case of decreases in volumes, with the adoption of the weighted average cost the change has direct impact on the recognition of profit/loss in stock deriving from the difference between current cost of products sold and the cost resulting from the application of the weighted average cost.

In line with a consulting document issued by Consob, in its report on the first quarter of 2005 Eni will present the reconciliation between old and new accounting standard, in particular: (i) reconciliation of net equity at January 1, 2004 and December 31, 2004; (ii) reconciliation of results of operations for 2004.

******

Contacts

Internet page: www.eni.it

Telephone: +39-0659821

Toll-free number: 800940924

e-mailbox: segreteriasocietaria.azionisti@eni.it

Investor Relations Team:

Jadran Trevisan, Manager
Antonio Pinto - Marco Porro
e-mailbox: investor.relations@eni.it
Eni S.p.A.
Piazza Vanoni, 1
20097 San Donato Milanese (MI) – Italia
tel.: 0252051651 - fax: 0252031929

Eni Press Room:

Luciana Santaroni, Manager

Domenico Negrini - Giuseppe Currà

tel.: 0252031287

luciana.santaroni@eni.it

domenico.negrini@eni.it

giuseppe.currà@eni.it

* * *

This press release is available on Eni’s web site at www.eni.it

Eni 2003 Annual Report will be available at Eni’s web site starting from 18:00 a.m. CET of March 31, 2005.

San Donato Milanese, March 30, 2004

Eni Group consolidated income statement	(million euro)

2003	2004	Change	% Ch.

Net sales from operations	51,487	58,382	6,895	13.4
Other income and revenues	913	1,298	385	42.2
Operating expenses	(37,732)	(42,356)	(4,624)	(12.3)
Depreciation, amortization and writedowns	(5,151)	(4,861)	290	5.6
Operating income	9,517	12,463	2,946	31.0
Net financial expense	(154)	(95)	59	38.3
Net (expense) income from investments	(17)	229	246	..
Income before extraordinary items and income taxes	9,346	12,597	3,251	34.8
Net extraordinary (expense) income	49	(56)	(105)	..
Income before income taxes	9,395	12,541	3,146	33.5
Income taxes	(3,241)	(4,653)	(1,412)	(43.6)
Income before minority interest	6,154	7,888	1,734	28.2
Minority interest	(569)	(614)	(45)	(7.9)
Net income	5,585	7,274	1,689	30.2

Eni Group consolidated balance sheet	(million euro)

Dec. 31, 2003	Dec. 31, 2004	Change

Non-current assets
Net fixed assets	36,360	37,616	1,256
Intangible assets	3,610	3,190	(420)
Investments	3,160	3,282	122
Operating financing receivables and securities related to operations	983	772	(211)
Net accounts payable in relation to investments	(1,018)	(972)	46
	43,095	43,888	793
Net working capital	(679)	(604)	75
Reserve for employee termination indemnities	(555)	(590)	(35)
Net capital employed	41,861	42,694	833
Shareholders’ equity including minority interest	28,318	32,466	4,148
Net borrowings	13,543	10,228	(3,315)
Total liabilities and shareholders’ equity	41,861	42,694	833

Eni SpA income statement	(million euro)

2003	2004	Change	% Ch.

Net sales from operations	29,006	34,097	5,091	17.6
Other income and revenues	294	376	82	27.9
Total revenues	29,300	34,473	5,173	17.7
Operating expenses	(25,339)	(30,342)	(5,003)	(19.7)
Depreciation, amortization and writedowns	(881)	(907)	(26)	(3.0)
Operating income	3,080	3,224	144	4.7
Net financial expense	(20)	(56)	(36)	(180.0)
Net income from investments	1,375	1,394	19	1.4
Income before extraordinary items and income taxes	4,435	4,562	127	2.9
Net extraordinary income (expense)	103	(55)	(158)	(153.4)
Elimination of tax interference		1,076	1,076	..
Income before income taxes	4,538	5,583	1,045	23.0
Income taxes	(586)	(899)	(313)	(53.4)
Adjustments related to fiscal laws	(1,102)		1,102	..
Net income	2,850	4,684	1,834	64.4

Eni SpA balance sheet	(million euro)

Dec. 31, 2003	Dec. 31, 2004	Change

Non-current assets
Intangible assets	295	714	419
Net fixed assets	4,766	4,906	140
Investments	21,124	20,825	(299)
Operating financing receivables and securities related to operations	21	29	8
Net accounts payable in relation to investments	(415)	(626)	(211)
	25,791	25,848	57
Net working capital	3,500	1,536	(1,964)
Reserve for employee termination indemnities	(158)	(202)	(44)
Net capital employed	29,133	27,182	(1,951)
Shareholders’ equity	24,402	26,204	1,802
Reserves related to fiscal laws	1,409		(1,409)
Net borrowings	3,322	978	(2,344)
Total liabilities and shareholders’ equity	29,133	27,182	(1,951)

Contents

Eni's Way

This Annual Report was approved
by Eni's Board of Directors
on March 30, 2005

Annual Report 2004

Contents

Annual Report

2004

Contents

Mission

Eni is one of the most important integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, oilfield services construction and engineering industries. In these businesses it has a strong edge and leading international market positions.

Eni’s objective is to create new value to meet its shareholders expectations through the continuous improvement of cost efficiency and the quality of its products and services and through the attention to the needs of its employees and the commitment to a sustainable growth pattern also encompassing the careful assessment of the environmental impact of its activities and the development of innovative and efficient technologies.

To achieve this objective Eni relies on the managerial and technical capabilities as well as the continuous development of its workforce, and on an increasingly lean and entrepreneurial organization.

Countries of activity

EUROPE

Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland,Turkey, United Kingdom

CIS

Azerbaijan, Georgia, Kazakhstan, Russia

AFRICA

Algeria, Angola, Cameroon, Chad, Congo, Egypt, Guinea Bissau, Libya, Morocco, Nigeria, Senegal, Somalia, South Africa, Sudan, Tunisia

MIDDLE EAST

Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates

CENTRAL ASIA

India, Pakistan

SOUTH EAST ASIA AND OCEANIA

Australia, China, Indonesia, Malaysia, Papua-New Guinea, Singapore, Taiwan, Thailand, Vietnam

AMERICAS

Argentina, Brazil, Canada, Dominican Republic, Ecuador, Mexico, Peru, Trinidad & Tobago, United States, Venezuela

Contents

Report of the Directors	4	Profile of the Year

	8	Letter to our Shareholders

Operating Review
	16	Exploration & Production
	28	Gas & Power
	41	Refining & Marketing
	46	Petrochemicals
	49	Oilfield Services Construction and Engineering

Governance and corporate responsibility
	51	Introduction
	53	Corporate governance
	70	Human resources and organization
	74	Sustainable development
	82	Research and development

	85	Financial Review

	98	Other Information

	102	Glossary

Report of Independent Auditors	105

Consolidated Financial Statements	106	Balance Sheets
	107	Statements of Income
	108	Statements of Cash Flows
	111	Statements of Changes in Shareholders’ Equity
	112	Notes to the Consolidated Financial Statements

This Annual Report includes the report of Eni’s Board of Directors to shareholders and Eni’s consolidated financial statements for the year ended December 31, 2004, which have been presented in a format generally used internationally.
Eni’s General Meeting – convened on May XX and XX, 2005 – approves Eni SpA’s 2004 Annual Report which has not been included herein.

March 30, 2005

Contents

profile of the year

Results of the year

In 2004, Eni’s net income totaled euro 7,274 million, an increase of euro 1,689 million over 2003, up 30.2%, due mainly to a positive operating performance (up euro 2,946 million). Eni’s operating income of euro 12,463 million is the highest ever achieved by Eni, euro 1.7 billion higher than the previous record of 2000

Dividend

The increase in earnings and in cash flows generated by operations, along with a sound balance sheet structure, allow Eni to distribute to shareholders a dividend of euro 0.90 per share, with a 20% increase over 2003. Pay-out amounts to approximately 47%

Hydrocarbon production in the year and future targets

Hydrocarbon production was over 1.6 million boe/day, a 4% increase over 2003 (6.4% without taking into account the price effect in Production Sharing Agreements - PSA); in the fourth quarter of 2004 production reached 1.7 million boe/day. Eni intends to maintain a strong production growth rate in the medium-term, leveraging in particular on the contribution of the great projects underway and targeting a production level of approximately 2 million boe/day in 2008, with a compound average growth rate higher than 5%

Proved reserves of hydrocarbons

Eni’s proved reserves of hydrocarbons at December 31, 2004 amounted to 7,218 million boe with a reserve replacement ratio of 132% before the effects of higher realized oil prices in PSAs and of asset divestment; this average declines to 91% after these effects. In the medium-term reserve replacement will be supported by the relevant mineral potential of Eni’s assets located in core areas such as the Caspian Sea, West Africa, North Africa and the Norwegian section of the North Sea. The average reserve life index is 12.1 years

The Kashagan oil field’s development plan

Within the development plan for the Kashagan field (Eni operator with a 16.67% interest) in the Kazakh offshore section of the Caspian Sea, contracts for a total of over dollar 5 billion were awarded. The development plan, approved by the Kazakh authorities on February 25, 2004, to be implemented in multiple phases, aims at the production of up to 13 billion barrels of oil reserves by means of partial reinjection of gas from 2008 with an expenditure of dollar 29 billion (5 billion being Eni’s share). Production plateau is targeted at 1.2 million barrels/day

4
ENI
ANNUAL REPORT
PROFILE OF THE YEAR

Contents

The Western Libyan Gas integrated project started-up

The Western Libyan Gas integrated project was started-up. This is the most important integrated project ever achieved in the Mediterranean basin and concerns natural gas produced in Libyan fields exported and marketed on European markets. When fully operational in 2006, volumes produced and transported via the underwater Greenstream gasline which started operations in October, will amount to 8 billion cubic meters/year (4 of which net to Eni) already booked by operators under long-term contracts

Expansion strategy of natural gas activities

Sales of natural gas, including own consumption and Eni’s share of sales of affiliates, reached 84.5 billion cubic meters (up 7.8% over 2003), in line with Eni’s strategy of international expansion in natural gas in markets with interesting growth prospects. In 2008 Eni targets sales of about 94 billion cubic meters with a compound average growth rate of 2.8%

Development plans for power generation

Eni continued its plan for expanding its power generation capacity targeting 5.3 gigawatt of installed capacity in 2007. In 2004 a total of 1.3 gigawatt were installed, thus increasing Eni’s installed capacity to 3.3 gigawatt at year end. When fully operational the new combined cycle gas fired plants will allow to consume over 6 billion cubic meters per year of natural gas produced by Eni

Rationalization and selective growth in downstream oil

In the downstream oil business Eni sold its activities in the distribution of refined products and LPG in Brazil, and continued the rationalization of its Agip branded retail network in Italy, which led average throughput to reach over 2.5 million liters (up 4.5% over 2003). In Italy Eni sold approximately 13.8 billion liters. With over 4.4 billion liters, sales in the rest of Europe increased by over 15% thanks to the selective growth strategy pursued

5
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ANNUAL REPORT
PROFILE OF THE YEAR

Contents

Selected consolidated financial data	(million euro)
2000	2001	2002	2003	2004

Net sales from operations		47,938	49,272	47,922	51,487	58,382
Operating income		10,772	10,313	8,502	9,517	12,463
Net income		5,771	7,751	4,593	5,585	7,274
Net cash provided by operating activities		10,583	8,084	10,578	10,827	12,362
Capital expenditure		5,431	6,606	8,048	8,802	7,503
Investments		4,384	4,664	1,366	4,255	316
Shareholders’ equity including minority interest		24,073	29,189	28,351	28,318	32,466
Net borrowings		7,742	10,104	11,141	13,543	10,228
Net capital employed		31,815	39,293	39,492	41,861	42,694
Net income per share	(euro per share)	1.44	1.98	1.20	1.48	1.93
Dividend	(euro per share)	0.424	0.750	0.750	0.750	0.90
Dividends paid (1)		1,664	2,876	2,833	2,828	3,388
Pay-out	(%)	29	37	62	51	47
Return On Average Capital Employed (ROACE)	(%)	21.5	23.9	13.7	15.6	18.8
Debt to equity ratio		0.32	0.35	0.39	0.48	0.31
Number of shares outstanding at period end (2)	(million)	3,956.7	3,846.9	3,795.1	3,772.3	3,770.0
Market capitalization (3)	(billion euro)	54.0	54.0	57.5	56.4	69.4
(1)	Per fiscal year. 2004 data are estimated.
(2)	Excluding own shares in portfolio.
(3)	Number of outstanding shares by reference price at period end.

Forward-looking statements

Certain disclosures contained in Eni’s financial statements are forward-looking statements. By their nature forward-looking statements involve risk and uncertainty. The factors described herein could cause actual results of operations and developments to differ materially from those expressed or implied by such forward-looking statements.

Key market indicators
2000	2001	2002	2003	2004

Average price of Brent dated crude oil (1)		28.39	24.46	24.98	28.84	38.22
Average EUR/USD exchange rate (2)		0.924	0.896	0.946	1.131	1.244
Average price in euro of Brent dated crude oil		30.73	27.30	26.41	25.50	30.72
Average European refining margin (3)		3.99	1.97	0.80	2.65	4.02
Average European refining margin in euro		4.32	2.20	0.85	2.34	3.23
Euribor - three-month euro rate	(%)	4.4	4.3	3.3	2.3	2.1
(1)	In US dollars per barrel. Source: Platt’s Oilgram.
(2)	Source: BCE.
(3)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

6
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ANNUAL REPORT
PROFILE OF THE YEAR

Contents
Selected operating data
2000	2001	2002	2003	2004

Exploration & Production
Proved reserves of hydrocarbons at period end	(million boe)	6,008	6,929	7,030	7,272	7,218
Average reserve life index	(years)	14.0	13.7	13.2	12.7	12.1
Daily production of hydrocarbons	(thousand boe)	1,187	1,369	1,472	1,562	1,624
Gas & Power
Sales of natural gas to third parties	(billion cubic meters)	62.63	63.72	64.12	69.49	73.43
Own consumption of natural gas	(billion cubic meters)	2.00	2.00	2.02	1.90	3.70
		64.63	65.72	66.14	71.39	77.13
Sales of natural gas of affiliates and relevant companies (Eni’s share)	(billion cubic meters)	0.82	1.38	2.40	6.94	7.32
Total sales and own consumption of natural gas	(billion cubic meters)	65.45	67.10	68.54	78.33	84.45
Natural gas transported on behalf of third parties in Italy	(billion cubic meters)	9.45	11.41	19.11	24.63	28.26
Electricity production sold	(terawatthour)	4.77	4.99	5.00	5.55	13.85
Refining & Marketing
Refined products available from processing	(million tonnes)	38.89	37.78	35.55	33.52	35.75
Standard capacity of wholly-owned refineries at period end	(thousand barrels/day)	664	664	504	504	504
Utilization rate of standard capacity of wholly-owned refineries	(%)	99	97	99	100	100
Sales of refined products	(million tonnes)	53.46	53.24	52.02	51.43	53.54
Service stations at period end (in Italy and outside Italy)	(units)	12,085	11,707	10,762	10,647	9,140
Average throughput per service station	(thousand liters per year)	1,555	1,621	1,674	1,771	1,967
Petrochemicals
Production	(thousand tonnes)	8,532	9,609	7,116	6,907	7,118
Sales	(thousand tonnes)	5,616	6,113	5,493	5,266	5,299
Oilfield Services Construction and Engineering
Orders acquired	(million euro)	4,726	3,716	7,852	5,876	5,784
Order backlog at period end	(million euro)	6,638	6,937	10,065	9,405	8,521

Employees at period end	(units)	69,969	72,405	80,655	76,521	71,497

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letter to our shareholders

Your company has achieved in 2004 the best operating result of its history, confirming its standing among the most profitable oil majors. This performance rewards Eni’s commitment to growth, strict financial discipline, healthy management policy and fruitful team work.

Roberto Poli, Chairman	Vittorio Mincato, Managing Director

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Left, Eni’s Board of Directors
seated (from left to right):
Mario Giuseppe Cattaneo, Mario Resca,
Dario Fruscio, Renzo Costi,
Guglielmo Claudio Moscato,
Alberto Clô;
standing (from left to right):
Roberto Poli, Vittorio Mincato

Above, Eni’s Board of Statutory Auditors (from left to right):
Luigi Biscozzi, Filippo Duodo, Riccardo Perotta, (standing) Andrea Monorchio, Paolo Andrea Colombo, the Magistrate of the Court of Accounts delegate inspector, Luigi Schiavello

In 2004, Eni’s net income totaled euro 7.3 billion, an increase of euro 1.7 billion over 2003 (up 30.2%) due mainly to a positive operating performance (up euro 2.9 billion) in particular in its core oil business. Eni’s operating income of euro 12.5 billion is euro 1.7 billion higher than the previous record of 2000. This positive performance was achieved also with the contribution of the petrochemical business that generated income after many years of losses.

Leverage went from 0.48 at December 31, 2003 to 0.31 at December 31, 2004.

The macro-economic scenario contributed to the improvement in results. The average price of Brent in 2004 was 38.2 dollars/barrel (up 32.5% over 2003). The effect of the increase in oil prices was offset in part by the depreciation of the dollar over the euro (down 10%). In fact, the price of Brent in euro had a smaller increase (up 20.5%), which damaged European companies as compared to those operating in the dollar area.

The results achieved allow us to propose to the Shareholders’ Meeting a dividend amounting to euro 0.90 per share, increasing by euro 0.15 (up 20%) over 2003. Pay-out is about 47% (51% in 2003). Starting in 2005, the company will distribute dividends every six months.

In 2004 total return to shareholders1 was 28.5% (4.3% in 2003).

The results of 2004 by segment

In the Exploration & Production segment, daily hydrocarbon production amounted to 1,624,000 boe increasing by 62,000 boe over 2003 (up 4%). In the fourth quarter, daily production reached 1,704,000 boe.

Eni’s proved reserves of hydrocarbons at December 31, 2004 amounted to 7,218 million boe, slightly decreasing over December 31, 2003 (down 0.7%). The reserve replacement ratio of 132%, before the effects of higher realized oil prices in Production Sharing Agreements and of asset divestment, declined to 91% after these effects. The average reserve life index was 12.1 years (12.7 in 2003).

In 2004 the development plan for the Kashagan oil field in the Kazakh offshore section of the Caspian Sea was approved. The plan aims at the production of up to 13 billion barrels of oil reserves by means of partial reinjection of gas with an expenditure of dollar 29 billion (5 billion being Eni’s share). Production start-up is expected in 2008. In Saudi Arabia Eni (operator with a 50% interest) was awarded a licence for exploration, development and production of non associated natural gas in the C area, covering approximately 52,000 square kilometers.

(1)	Return on a share calculated according to its price performance in the year, the dividends distributed and the effect of reinvesting dividends in the same shares at the ex-dividend date.

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In the Gas & Power segment, despite a more and more competitive context with increasing regulatory constraints, sales of natural gas (84.5 billion cubic meters) increased by 6.1 billion cubic meters over 2003 (up 7.8%).

Sales of electricity (13.8 TWh) increased by 8.3 TWh over 2003 (up 150%) due to the full commercial operations of the first combined cycle generation unit and the start-up of the second and third units at the Ferrera Erbognone power plant, as well as the start-up of new generation capacity at the Ravenna power plant.

In the Refining & Marketing segment, Eni continued the upgrading process of its refining system aimed at maintaining Eni’s position as top performer in Italy in terms of efficiency, flexibility and product quality.

In marketing Eni continued the strategic repositioning of its distribution network in Italy aimed at seizing the opportunities deriving from the changes in consumers’ attitudes and attracting new customers by providing premium price products that anticipate European quality standards. In the rest of Europe Eni’s selective development strategy showed its results with increasing sales and a consolidation of market share in target areas. Retail and wholesale sales of refined products (28.8 million tonnes) increased by 760,000 tonnes (up 2.7%).

In 2004 capital expenditure amounted to euro 7.5 billion. Of these 94% were directed to the oil & gas business and concerned large projects aimed at supporting growth and the long-term sustainability of the business, in particular:

•	the development of the Wafa and Bahr Essalam fields in Libya, the first one started production in August 2004 and the second expected to start-up in mid-2005;
•	the development of fields in Iran where Eni is operator;
•	participation in the development of the oil fields in the Kizomba A and B areas in the deep waters of Angola, the first one started production in August 2004 and the second expected to start-up in late 2005;
•	development of the Kashagan field in the Kazakh offshore;
•	upgrade and maintenance of Eni’s natural gas transport and distribution network;
•	the completion of the Greenstream gasline, that started operations in October and when fully operational, will allow to import 8 billion cubic meters of natural gas per year (4 billion net to Eni), already booked under long-term contracts;
•	the continuation of the plan for power generation capacity build-up;
•	the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries and the upgrade of Eni’s fuel distribution network.

The energy scenario

2004 was an extremely uncertain year on markets. Various causes determined the increase in oil and gas prices, with Brent prices reaching over 50 dollars/barrel. Some of the factors that supported the increase – the increase in consumption in China and in the United States of America, the reduction in spare production capacity in OPEC countries, the decline in production growth rates in non-OPEC countries and the continuation of warfare in Iraq – could continue to support price increases. The high level of prices in the first months of 2005 tends to confirm this hypothesis.

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As compared to 2003, the energy market is quite different and the forecasting of oil and gas price scenarios has become more difficult. The major oil companies agree on an upward revision of equilibrium prices in the medium-long term.

Despite the increases in oil prices, world economy in 2004 continued its strong expansion. Demand kept on increasing, especially in Asia, where economic activity is supported by strong capital expenditure related to the tax and monetary stimuli of the past few years.

In the 2005-2008 period the development prospects of world economy suggest that the increase in demand for oil remains high, but slightly lower than in 2004 (up 3.2% over 2003).

Demand will grow more in non-OECD areas, in particular Asia is expected to absorb more than half the increase in world consumption of oil products. China will confirm its leadership in the area, despite the fact that it represents an unknown element on markets because any decrease in growth rates might impact heavily on oil prices, as it happened in 1998.

Production in CIS countries will contribute significantly to the increase in supply from non-OPEC countries, related to the increases in production expected in Russia and Azerbaijan in the next few years. Russia alone will cover more than half the increase of CIS countries.

The higher production increases in OPEC countries will be achieved by Nigeria, Kuwait, the United Arab Emirates and Iran.

OPEC’s market share is expected to remain stable (about 40%). In the short-term OPEC’s spare production capacity declined to about 3 million barrels/day, excluding Iraqi capacity.

The negative impact related to a possible decrease in spare capacity is exacerbated by the concentration of production in fields producing heavy crudes or crudes with high sulphur content. This affects the price differentials between heavy and light crudes and, in the long-term, capital expenditure choices in refining.

Objectives and Strategies

The strong cash flows generated by major oil companies in 2004 ironically highlighted the most critical problem currently faced by the oil industry: the scarcity of good investment opportunities and the resulting difficulty in replacing reserves. In fact, with the high income generated many oil companies announced higher dividends and significant buy-back of their own shares aimed at giving back to shareholders the extra cash flows earned, but they could not avoid being criticized for the low expenditure in exploration and production of hydrocarbons and in treatment and transport infrastructure.

If on the one side the aim of increasing production levels is a must for the oil industry – where size represents an asset not only for the scale economies it provides, but especially because it allows to expand the basis of traditional basins through very large projects without compromising short-term returns – on the other, the difficulty encountered by the majors in renewing their mineral portfolio by internal lines is quite evident. A possible option is that the increase in profits and the need for an adequante investment policy lead to a period of mergers and acquisitions aimed at supporting business in the long-term.

In the past six years Eni’s production increase represented 56% of the production level attained in the preceding 45 years of its history, with growth rates higher

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than the average achieved by the oil industry. Today Eni’s main objective is still the growth in oil and gas production, with a parallel increase in midstream investment (oil and gas pipelines, liquefaction and regasification plants) to support this growth.

A strict discipline in allocating financial resources is still a basic tenet, as well as the control of results of strategies implemented in the short term, because there are no industrial success stories based on the destruction of value in the short-medium term.

Eni’s 2005-2008 Strategic Plan envisages a further strong growth in oil and gas in order to reach the size of oil major.

In Exploration & Production, the main objectives are:

•	further increase in hydrocarbon daily production to 2 million boe in 2008 with an annual average growth rate higher than 5% – one of the most ambitious in this industry – leveraging on the start-up of some large development projects (gas in Libya, deep waters in Angola, Nigeria and Iran) and the completion of the Val d’Agri development plan;
•	replacement ratio higher than 100% to guarantee the long-term sustainability of the business;
•	improved operating efficiency in the exploration for hydrocarbons and the development of resources discovered, leveraging on the selection of exploration projects, geographic concentration of production, rationalization of marginal assets or assets with low development prospects, strengthening of operator role.

In Gas & Power, the main objectives are:

•	increase in sales in Europe up to 92 billion cubic meters in 2008, of these 49.5 billion in Italy (82.6 and 54.1 in 2003 respectively);
•	maintaining Eni’s leadership in Italy, supported also by the development of power generation and the completion of EniPower power stations (5.3 gigawatt of installed capacity by 2008);
•	growth in liquefied natural gas (LNG) with the objective of exploiting Eni’s natural gas reserves and entering markets with high growth potential (United States and Far East).

In Refining & Marketing, the main objectives are:

•	consolidation of top performer position in refining in Italy, with specific focus on efficiency and high quality products, anticipating future requirements set by European rules;
•	completion of the strategic repositioning of the Italian distribution network through closure or sale of marginal service stations and development of non oil activities;
•	development of distribution activities in Europe in order to reach leading or co-leading positions in target regional markets. Expansion will be powered by excellence in terms of service stations standards, quality and average throughput.

Eni’s presence in oilfield services, construction and engineering activities is a distinctive characteristic as compared to other major global oil companies. Available skills cover the whole life cycle of projects, both offshore and onshore from the design phase (concept, basic and front-end engineering) to the actual construction (project management, detail engineering, procurement and erection).

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They provide an indispensable contribution in terms of know-how, project and risk management skills, credibility and international standing. The main objectives of this segment are:

•	development of innovative and distinctive technologies;
•	consolidation of competitive positioning in the area of large EPC offshore projects;
•	development in the leased FPSO and offshore LNG terminal businesses;
•	support to Eni’s capital expenditure projects with Snamprogetti as owner’s engineer.

For the petrochemical segment, the strategic lines of Eni’s 2005-2008 plan are:

•	enhancement of assets in Italy aimed at the improvement of efficiency and competitivity;
•	cooperation projects in basic chemicals and plastics, especially with companies provided with good cost positioning.

In the field of R&D, Eni’s 2005-2008 plan identifies the projects that are liable to have an effective industrial application focusing on key technologies, that can contribute to enhancing Eni’s assets and seizing new development opportunities.

R&D will focus on: (i) clean fuels; (ii) management of sulphur and hydrogen sulphide; (iii) management of greenhouse gases. Research projects currently underway concern in particular: (i) the upgrading of non conventional crudes (Eni Slurry Technology - EST); (ii) high pressure gas transmission; (iii) gas to liquids technologies (GTL). Further studies are underway for: (i) hybrid automotive systems; (ii) distributed generation; (iii) consequences and opportunities of the Kyoto Protocol.

As concerns human resources, following the guidelines outlined by the previous plans, activities will focus on the management of complexity through the enhancement of technical and professional know-how. To this end Eni plans the following:

•	training and communication initiatives for the development of managers’ skills and behaviours consistent with the reference context;
•	completion and consolidation of the strategic planning of skills, through which managers are expected to keep track of the medium to long-term availability of resources capable of supporting the company’s growth process and designing initiatives for the future;
•	full dissemination of knowledge management systems to support managers in the achievement of business objectives;
•	training for excellence as a support to strategic business initiatives.

All industries, but in particular those involved with energy, operate in a context that has become increasingly aware of the importance of the protection of health, safety and most of all of the environment. Many stakeholders exert a strong pressure on companies and influence their activities. Among these, shareholders and institutional investors (especially ethical funds) pay special attention, along with the creation of value, to the ability of a company to operate in the medium and long-term in a framework of sustainability, conciliating economic with environmental and social objectives. There is a growing request for attention to the environment both in the definition of strategies and in the management of operations. Eni’s response to these external expectations is based on three guidelines:

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•	active participation in the design and definition of regulations and implementation of new rules in the HSE area;
•	definition and development of responses to the question of climate change within the European system of emission trading;
•	development of an HSE management system.

In the 2005-2008 period Eni intends to improve its corporate social responsibility management – which corresponds to the commitment to the conciliation of industrial activities with stakeholders’ expectations and therefore to understanding and managing the risks generated by the context and the type of industrial activities performed. The main actions will concern:

•	improvement of its ability in managing stakeholders’ expectations by means of methods meeting the highest standards and international best practices such as the Global Compact Initiative of the United Nations, that Eni joined in 2001;
•	adoption of policies, guidelines and management systems, with the relevant monitoring tools, for the new critical issues (human rights, security, transparency);
•	integration of its risk management system with variables deriving from consultations with stakeholders and evaluation of the impact of operations;
•	dissemination and strengthening of a CRS culture through institutional training.

Eni’s long-term development strategy is mainly upstream driven with particular attention paid to the development of integrated upstream-downstream projects (e.g. valorization of remote gas, upgrading of non conventional crudes) that can represent an engine for development and the entrance in new markets.

With the approval of financial statements for 2004, the mandate conferred to this Board in 2002 expires. These three past years proved quite important in the history of Eni. Here are the main accomplishments of this three-year term:

•	daily hydrocarbon production increased by 19% (from 1,369,000 to 1,624,000 boe/day);
•	proved hydrocarbon reserves, despite the effect of price increases on PSAs, portfolio rationalization and increased production, increased by 4.2% (from 6.9 to 7.2 billion boe);
•	total natural gas sales increased by 24% (from 82.3 to 102.2 billion cubic meters);
•	in the three-year period capital expenditure and investments amounted to euro 30.3 billion; despite this relevant amount of expenditure, leverage declined from 0.35 to 0.31;
•	in the three-year period about 6,200 persons have been hired by Eni, of them about 2,000 with university degrees.

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These achievements are the product of the cohesion, dedication and accountability of Eni’s employees that proved concretely that they know how to carry out the tasks set for them. To them go the Board’s warmest thanks.

March 30, 2005

for the Board of Directors

Roberto Poli, Chairman	Vittorio Mincato, Managing Director

BOARD OF DIRECTORS (1)	BOARD OF STATUTORY AUDITORS (7)
Chairman	Chairman
Roberto Poli (2)	Andrea Monorchio
Managing Director	Statutory Auditors
Vittorio Mincato (3)	Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo, Riccardo Perotta
Directors	Alternate Auditors
Mario Giuseppe Cattaneo, Alberto Clô, Renzo Costi, Dario Fruscio, Guglielmo Antonio Claudio Moscato, Mario Resca	Fernando Carpentieri, Giorgio Silva

GENERAL MANAGERS	MAGISTRATE OF THE COURT OF ACCOUNTS
Exploration & Production Division	DELEGATE INSPECTOR
Stefano Cao (4)	Luigi Schiavello (8)
Gas & Power Division	Alternate
Luciano Sgubini (5)	Angelo Antonio Parente (9)
Refining & Marketing Division	External Auditors (10)
Angelo Taraborelli (6)	PricewaterhouseCoopers SpA

The powers of the Chairman and of the Managing Director, the composition and powers of the Internal Control Committee, Compensation Committee and International Oil Committee are presented in the “Corporate governance and responsibility” chapter in the section “Corporate Governance” in the Report of the Directors.

(1)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2004 financial year.
(2)	Appointed by the Shareholders’ Meeting held on May 30, 2002
(3)	Powers conferred by the Board of Directors on June 5, 2002
(4)	Appointed by the Board of Directors on November 14, 2000
(5)	Appointed by the Board of Directors on January 30, 2001
(6)	Appointed by the Board of Directors on April 14, 2004
(7)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year (the Chairman, Mr. Andrea Monorchio, was appointed by a Decree of the Minister of Economy and Finance in agreement with the Minister of Productive Activities on May 29, 2002, as per article 6.2.d of Eni’s By-laws)
(8)	Duties assigned by resolution of the Governing Council of the Court of Accounts on June 24-25, 2003
(9)	Duties assigned by resolution of the Governing Council of the Court of Accounts on May 27-28, 2003
(10)	Position assigned by the Shareholders’ Meeting of May 28, 2004 for a three-year term

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exploration & production

Hydrocarbon production amounted to over 1.6 million boe/day with a 4% increase over 2003 (6.4% without taking into account the effect on prices in PSAs1); in the fourth quarter of 2004 production amounted to 1.7 million boe/day. Eni intends to maintain a strong production growth rate in the medium-term leveraging in particular on the contribution of the great projects underway and targeting a production level of approximately 2 million boe/day in 2008, with a compound average growth rate of over 5%

Eni’s proved hydrocarbon reserves amounted to 7,218 million boe with a replacement rate of 132% without taking into account the effects of higher realized oil prices in PSAs and asset divestment; this average declines to 91% after these effects. In the medium-term the replacement of reserves will be supported by the relevant mineral potential of Eni’s assets located in core areas such as the Caspian Sea, West and North Africa and the Norwegian section of the North Sea. The average reserve life index is 12.1 years

Within the development plan of the Kashagan field (Eni operator with a 16.67% interest) in the Kazakh offshore of the Caspian Sea contracts for over 5 billion dollars were awarded. The development plan, approved by the Kazakh authorities on February 25, 2004, to be implemented in multiple phases aims at the production of recoverable reserves2 up to 13 billion barrels by means of partial reinjection of natural gas by 2008 with a total expenditure amounting to dollar 29 billion (dollar 5 billion being Eni’s share). Production plateau is targeted at 1.2 million barrels/day. Appraisal activities performed confirmed the mineral potential of the discoveries made in the area under contract

Within the Western Libyan Gas Project production started at the onshore gas and liquid Wafa field, while development of the offshore Bahr Essalam field is underway with start-up expected in 2005. The two fields will have a target production of 10 billion cubic meters/year of natural gas, of which 8 billion (Eni’s interest is 50%) will reach European markets through the underwater Greenstream gasline

In Iran the South Pars phases 4 and 5 gas and condensate field was started up. Target production is 20 billion cubic meters/year

Streamlining of Eni’s mineral portfolio aimed at increasing the value of assets by focusing on strategic areas and leaving marginal ones, continued with the sale of proved and unproved property mainly in the North Sea, Italy, Azerbaijan, Gabon and Mauritania

(1)	For the definition of PSA, see Glossary, below.
(2)	For the definition of recoverable reserves, see Glossary, below.

(million euro)
2002	2003	2004

Revenues	12,877	12,746	15,349
Operating income	5,175	5,746	8,017
Expenditure for exploration and new initiatives	902	635	499
Acquisitions of proved and unproved property	317	31
Expenditure in development and capital goods	4,396	5,015	4,413
Investments	31	1,076	46
Employees at period end (units)	7,715	7,718	7,705

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Proved oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil (including condensates and natural gas liquids) and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing technical, contractual, economic and operating conditions as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Eni has always held direct control over the booking of proved reserves. The Reserve Department of the Exploration & Production Division, reporting directly to the General Manager, is entrusted with the task of keeping reserve classification criteria (“criteria”) constantly updated and of monitoring their periodic process of estimate. The criteria follow the United States rules issued through the Financial Accounting Standard Board and the Security and Exchange Commission as well as, on specific issues non regulated by rules, the consolidated practice recognized by qualified reference institutions. The current criteria applied by Eni have been examined by DeGolyer and MacNaughton (D&M) an independent oil engineers company, which confirmed that they are compliant with the SEC rules. D&M also stated that the criteria regulate situations for which the SEC rules are less precise, providing a reasonable interpretation in line with the generally accepted practices in international markets. Eni estimates its proved reserves on the basis of the mentioned criteria also when it participates to exploration and production activities operated by other entities.

From 1991 Eni has requested qualified independent oil engineers companies to carry out an independent evaluation3 of its proved reserves on a rotative basis. In particular in 2004 a total of 2.2 billion boe of proved reserves, or about 30% of Eni’s total proved reserves at December 31, 2004, have been evaluated. The results of this independent evaluation confirmed Eni’s evaluations, as they did in past years. In the 2003-2004 two-year period independent evaluations concerned 63% of Eni’s total proved reserves; in particular evaluations concerned all the new development projects, including Kashagan, and most large-sized mature fields.

Further information on reserves are provided in Note 29 to Eni’s consolidated financial statements - “Additional financial statement disclosures required by U.S. GAAP and the SEC - Supplemental oil and gas information for the exploration and production activities - Oil and natural gas reserves”.

Eni’s proved reserves of hydrocarbons at December 31, 2004 totaled 7,218 million boe (oil and condensates 4,008 million barrels; natural gas 3,210 million boe) slightly decreasing (down 0.7%) over December 31, 2003. The reserve replacement ratio was 132% without taking into account the effects of higher realized oil prices in PSAs4 (161 million boe) and asset divestment (81 million boe); this average declines to 91% after these effects. Before the effect of prices in PSAs proved reserves booked in the year were 782 million boe. The average reserve life index is 12.1 years (12.7 at December 31, 2003).

(3)	From 1991 to 2002 to DeGolyer and MacNaughton, from 2003 also to Ryder Scott.
(4)	In PSAs the national oil company awards the execution of exploration and production activities to the international oil company (contractor). The contractor bears the mineral and financial risk of the initiative and, when successful, recovers capital expenditure and costs incurred in the year (cost oil) by means of a share of production. This production share varies along with international oil prices. In certain PSAs changes in international oil prices affect also the share of production to which the contractor is entitled in order to remunerate its expenditure (profit oil).

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The following table describes the evolution of proved reserves in 2004.

(million boe)
Proved reserves at December 31, 2003		7,272
Extensions and discoveries, revisions of previous estimates and improved recovery	782
Production	(594)	188
		7,460
Effect of higher oil prices in PSAs		(161)
Sales of minerals in place		(81)
Proved reserves at December 31, 2004		7,218

After the PSAs’ price effect, proved reserves booked in 2004 (621 million boe) derived from: (i) extensions and discoveries (329 million boe) in particular in Kazakhstan, Egypt, Libya, Australia, Angola and the United Kingdom; (ii) revisions of previous estimates (227 million boe) in particular in Egypt, Libya, Iran, Congo, Pakistan, Angola and Norway, offset in part by decreasing revisions in Kazakhstan and Algeria related to the PSAs’ price effect, and the United States; (iii) improved recovery (65 million boe) in particular in Angola and Algeria. These increases offset in part the decline related to production for the year (594 million boe) and sales of minerals in place in the British section of the North Sea, Italy, Gabon, Azerbaijan, the Netherlands and Egypt (81 million boe).

Estimated proved developed reserves at December 31, 2004, amounted to 4,300 million boe (2,471 million barrels of oil and condensates and 1,829 million boe of natural gas), representing 60% of total estimated proved reserves (58% at December 31, 2003).

Proved reserves of hydrocarbons applicable to long-term supply agreements with foreign governments in mineral assets where Eni is operator represented approximately 10% of all proved reserves at December 31, 2004 (8% at December 31, 2003).

Mineral right portfolio and exploration activities

As of December 31, 2004, Eni’s portfolio of mineral rights consisted of 9195 exclusive or shared rights for exploration and development in 34 countries on five continents, for a total net acreage of 234,1806 square kilometers (242,635 at December 31, 2003). Of these, 41,997 square kilometers concerned production and development (43,879 at December 31, 2003). Outside Italy net acreage decreased by 1,881 square kilometers due to the divestment of assets in Gabon, Mauritania, Senegal, the British section of the North Sea, the Netherlands and Egypt, and releases, in particular in Australia, Congo and Taiwan. Increases were registered in Saudi Arabia, Indonesia, Norway and Russia. In Italy net acreage declined by 6,575 square kilometers due to the divestment of assets, whose effects were offset in part by the awarding of 7 new concessions.

A total of 66 new exploratory wells were drilled (29.5 of which represented Eni’s share), as compared to 105 exploratory wells completed in 2003 (43 of which represented Eni’s share). Overall success rate was 52.1% as compared to 46.7% in 2003; the success rate of Eni’s share of exploratory wells was 57.3% as compared 45.7% in 2003.

(5)	Of these, 5 are owned through affiliates for initiatives in Saudi Arabia, Russia and Spain.
(6)	Of these 27,421 square kilometers are owned through affiliates for initiatives in Saudi Arabia, Russia and Spain.

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Mineral portfolio rationalization

Within the rationalization strategy of its asset portfolio, aimed at increasing its value by focusing on strategic areas with good growth potential and leaving marginal areas, Eni defined the following agreements:

•	the sale of Eni’s interests in Blocks T (Eni operator with an 88.74% interest) and B (Eni operator with an average 70.2% interest) located in the British section of the North Sea off the Scottish coast to Canadian Natural Resources Ltd for euro 158 million. The T Block includes the Tiffany, Tony and Thelma producing fields, while the B Block includes the Balmoral, Stirling and Glamis fields;
•	the sale of the entire share capital of Stargas SpA to Gas Plus for euro 139 million. Stargas (Eni’s interest 100%) is a newly-established company, to which the Società Petrolifera Italiana (Eni’s interest 99.96%) business was transferred that included: (i) 42 natural gas and condensate production concessions and 3 exploration permits, located mainly in the production areas of Fornovo Taro, Montecorsaro, Lucera and Policoro in central-southern Italy; (ii) gas transmission and treatment infrastructure; (iii) real estate; (iv) Eni’s 81.63% interest in Reggente;
•	the sale to the Russian company Lukoil for euro 114 million of Eni’s entire stake (50%) in LukAgip, the remaining 50% owned by Lukoil itself, holder of a 10% interest in the Shakh Deniz field under development in the Azeri Caspian Sea and some minority stakes in companies operating in the transport and sale of gas in Azerbaijan, as well as a 24% interest in the onshore Meleiha field, in Egypt, operated by Eni;
•	the sale of Eni’s interest in the Markham and JC3 gas fields located in the southern section of the North Sea to CH4 Energy Ltd for euro 39 million;
•	the sale of Eni’s proved and unproved property in Gabon consisting of its interests in the offshore Limande oil field (Eni operator with an 80% interest) and in three offshore exploration permits M’Polo, Chaillu and Meboun (Eni operator with a 50% interest) to the independent oil company Perenco for euro 23 million;
•	the sale of exploration permits in Mauritania and marginal interests located offshore in the Gulf of Mexico.

The transactions described above entailed proceeds of euro 548 million.

Production

In 2004 daily hydrocarbon production amounted to 1,624,000 boe increasing by 62,000 boe over 2003, up 4%, due to: (i) production increases registered mainly in Nigeria, Angola, Kazakhstan, Pakistan, Libya and Egypt; (ii) the start-up of fields in Angola, Australia, Algeria and Libya. These increases were partly offset by: (i) declines in mature fields mainly in Italy and the United Kingdom; (ii) lower production entitlements (38,000 boe) in PSAs related to higher international oil prices; (iii) the effect of the divestment of assets (13,000 boe). The share of production outside Italy was 83.3% (80.8% in 2003).

Daily production of oil and condensates (1,034,000 barrels) increased by 53,000 barrels over 2003, up 5.4%, due to increases registered in: (i) Nigeria, due to the start-up of the Okpoho field (Eni’s interest 100%) and the reaching of full production of the Abo (Eni operator with a 50.19% interest) and the Nase-EA (Eni’s interest 12.86%) fields; (ii) Angola, due to the reaching of full production at the Xicomba field and the start-up of the fields of the Kizomba A area in Block 15 (Eni’s interest 20%); (iii) Kazakhstan, in the Karachaganak field (Eni co-operator with a 32.5% interest) due to the beginning of exports from the Novorossiysk terminal on the Russian coast of the Black Sea; (iv) Venezuela, due to the fact that in early 2003 production had been interrupted during a general strike; (v) Australia, due to the reaching of full production at the Woollybutt field (Eni operator with a 65%

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interest) and the start-up of the Bayu Undan field (Eni’s interest 12.04%); (vi) Libya, due to the start-up of the Wafa (Eni’s interest 50%) and Elephant fields (Eni’s interest 33.33%); (vii) Algeria, due to the start-up of the Rod and satellite fields (Eni operator with a 63.96% interest). These increases were partly offset by declines of mature fields in particular in the United Kingdom and by the effect of the divestment of assets. In Italy the production decline of mature fields (in particular Villafortuna/Trecate, Ragusa and Aquila) was offset in part by higher production in Val d’Agri notwithstanding the standstills related to the connection of the fourth treatment train of the oil center.

Daily production of natural gas (590,000 boe) increased by 9,000 boe over 2003, up 1.5%, due essentially to increases registered in: (i) Pakistan due to the reaching of full production at the Sawan (Eni’s interest 23.68%) and Bhit (Eni operator with a 40% interest) fields; (ii) Egypt for the increase in local demand; (iii) Libya, due to the start-up of the Wafa field (Eni’s interest 50%); (iv) Kazakhstan, Norway (reaching of full production of the Mikkel field, Eni’s interest 14.9%) and Nigeria. These increases were offset in part by declines of mature fields in particular in Italy and the United Kingdom and the effects of divestments.

Hydrocarbon production sold amounted to 576.5 million boe. The 18.1 million boe difference over production was due essentially to own consumption of natural gas (13.9 million boe) and lower withdrawals as compared to allotted shares (over/underlifting7) outside Italy for 4 million boe.

About 70% of oil and condensate production sold (374.3 million barrels) was destined to Eni’s Refining & Marketing segment (70% in 2003). About 40% of natural gas production sold (32.9 billion cubic meters) was destined to Eni’s Gas & Power segment (43% in 2003).

(7)	Agreements between partners regulate the right to withdraw proportional production volumes in the period. Higher or lower production volumes withdrawn as compared to entitlements determine a temporary over or underlifting.

Proved hydrocarbon reserves (1)	(million boe)
2002	2003	2004	Change	% Ch.

Italy	1,199	996	890	(106)	(10.6)
oil and condensates	255	252	225	(27)	(10.7)
natural gas	944	744	665	(79)	(10.6)
North Africa	2,033	2,024	2,117	93	4.6
oil and condensates	1,072	1,080	993	(87)	(8.1)
natural gas	961	944	1,124	180	19.1
West Africa	1,287	1,324	1,357	33	2.5
oil and condensates	1,022	1,038	1,056	18	1.7
natural gas	265	286	301	15	5.2
North Sea	825	912	807	(105)	(11.5)
oil and condensates	498	529	450	(79)	(14.9)
natural gas	327	383	357	(26)	(6.8)
Rest of World	1,686	2,016	2,047	31	1.5
oil and condensates	936	1,239	1,284	45	3.6
natural gas	750	777	763	(14)	(1.8)
Total	7,030	7,272	7,218	(54)	(0.7)
oil and condensates	3,783	4,138	4,008	(130)	(3.1)
natural gas	3,247	3,134	3,210	76	2.4

(1)	From January 1, 2004 in order to conform to the practice of other international oil companies, Eni unified the conversion rate of natural gas from cubic meters to boe. The new rate adopted is 0.00615 barrels of oil per one cubic meter of natural gas. In the past Eni used a rate of 0.0063 for natural gas produced in Italy and 0.0061 for natural gas produced outside Italy. The change introduced does not affect the amount of proved reserves recorded in boe at December 31, 2003 and has a negligible impact on production expressed in boe in 2004.

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Main exploration and development projects

North Africa

Algeria in Block P 404 area B (Eni’s interest 25%) in the Berkine North East area, near the Ourhoud field, the BKNE-B-2 appraisal well confirmed the presence of hydrocarbons at a depth of about 3,000 meters.

In October 2004 production of the ROD and satellites oilfields (Eni’s interest 63.96%) in early production in the Bir Rebaa oil center started with a flow of 8,000 barrels/day. These fields are located in Blocks 401a/402a and 403a/403d. In December 2004 the treatment plant started operations with a capacity of 80,000 barrels/day and production net to Eni is expected to reach a 28,000 barrels/day peak in 2005.

In December 2004 the REC field located near the Bir Rebaa oil center started production at an initial level of over 2,000 barrels/day net to Eni.

Egypt Hydrocarbons were discovered in the following concessions: (i) Sinai 12 leases (Eni’s interest 50%) located offshore in the Gulf of Suez, where the BMW-1 exploration well found four oil mineralized levels and was linked to existing production facilities; (ii) Ras el Barr (Eni’s interest 25%) located offshore in the Nile Delta, where the Taurt-1 and Taurt-2 exploration wells found gas mineralized levels; (iii) Ashrafi (Eni’s interest 50%) located in the Gulf of Suez where the Ashrafi H 1X Dir and Ashrafi J-1X Dir showed oil mineralized levels. The first well was linked to existing production facilities. In the Port Fouad concession (Eni’s interest 50%) two gas discoveries were made with the Anshuga 1 and Gambari 1 wells.

Development activities are ongoing in the natural gas fields located in the following concessions in the Nile Delta offshore: (i) North Port Said (Eni’s interest 50%) where the Nouras A and Nouras B fields started production. Construction work continued at the Barboni development platform and for the extension of the El Gamil terminal. In 2004 daily production of gas increased from 7 to 9.9 million cubic meters/day net to Eni; (ii) Baltim (Eni’s interest 25%) where work continued for the installation of the Baltim North platform and relevant onshore facilities at Abu Madi, whose completion is expected by the end of

Daily hydrocarbon production (1)	(thousand boe/day)
2002	2003	2004	Change	% Ch.

Italy	316	300	271	(29)	(9.7)
oil and condensates	86	84	80	(4)	(4.8)
natural gas	230	216	191	(25)	(11.6)
North Africa	354	351	380	29	8.3
oil and condensates	252	250	261	11	4.4
natural gas	102	101	119	18	17.8
West Africa	237	260	316	56	21.5
oil and condensates	222	236	285	49	20.8
natural gas	15	24	31	7	29.2
North Sea	308	345	308	(37)	(10.7)
oil and condensates	213	235	203	(32)	(13.6)
natural gas	95	110	105	(5)	(4.5)
Rest of World	257	306	349	43	14.1
oil and condensates	148	176	205	29	16.5
natural gas	109	130	144	14	10.8
Total	1,472	1,562	1,624	62	4.0
oil and condensates	921	981	1,034	53	5.4
natural gas	551	581	590	9	1.5

(1)	Includes natural gas consumed in operations (38,000 and 26,000 boe/day in 2004 and 2003 respectively).

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2005 in order to reach the contract production level of 6 million cubic meters per day (1.8 million net to Eni); (iii) El Temsah (Eni operator with a 25% interest) where the project includes four steps. Production is expected to start in the first quarter of 2005 from the recently installed Temsah 4 platform (step 2) which will allow to offset the production decline related to an accident occurred in August to the Temsah NW platform. Peak production at 5.2 million cubic meters/day is expected in 2008.

Libya In January 2004, early production started at the Elephant oil field (Eni’s interest 33.33%) in the NC-174 permit, about 860 kilometers south of Tripoli. Activities underway include: (i) drilling and workover of the 51 development wells envisaged by the project; (ii) construction of a new 725-kilometer long pipeline connecting the field with the Mellitah terminal. The first and second treatment trains started operating in April and August respectively with a 100,000 barrels/day capacity each. Peak production is expected in 2007 with 27,000 barrels/day net to Eni.

Within the Western Libya Gas project, in July production of oil and in August of gas and condensates started at the Wafa onshore field in permit NC-169A. By year-end production reached 45,000 boe/day net to Eni. Development is underway of the Bahr Essalam field located in the NC-41 permit in the Mediterranean offshore, where production is expected to start in mid-2005. Peak production from the two fields at 240,000 boe/day (124,000 boe/day net to Eni) is expected in 2006.

Supply in Italy of natural gas through the underwater Greenstream gasline linking Mellitah to Sicily started on October 1 as planned. The gasline will allow the export of 8 billion cubic meters per year of natural gas to third parties in Italy (4 billion being Eni’s share - see, Gas & Power - Development projects).

West Africa

Angola The exploration license for Block 14 (Eni’s interest 20%) has been extended to March 1, 2007.

In Block 14K/A-IMI (Eni’s interest 10%), deriving from the unitization of areas formerly belonging to Block 14 and to Block Haute Mer (Congo), the Lianzi 1 well yielded 12,000 barrels day of high quality oil in test production.

In May 2004 the extension until December 31, 2030 of the exploration and production license for Block 0 - Cabinda (Eni’s interest 9.8%) was approved. In this area development of the oil and condensate North Sanha and Bomboco fields continued. The project provides for the drilling of 50 wells and the installation of an FPSO (Floating Production Storage Offloading) vessel for the export of LPG that is going to be the largest in the world for LPG. Gas cycling on North Sanha will reduce gas flaring by 50%. Production started in January 2005 and is expected to peak at 100,000 barrels/day (6,000 net to Eni) in 2007.

The BBLT project is underway and provides for the development of the Benguela, Belize, Lobito and Tomboco oilfields at a depth between 300 and 500 meters in Block 14 (Eni’s interest 20%), the drilling of 50 wells and the installation of a Compliant Tower on which production facilities will be installed. Production is scheduled to start in 2006, reaching a peak of 214,000 barrels/day (34,000 net to Eni) in 2008.

In August 2004 the Hungo and Chocalho oil fields started production within Phase A of the development project for the fields discovered in the area called Kizomba in Block 15 (Eni’s interest 20%) in the Angolan offshore at a water depth of about 1,500 meters. A total of 59 wells will be drilled and complemented by an underwater system connected to a Tension Leg Platform linked to an FPSO vessel, that is the largest in the world in its class with a treatment capacity of 250,000 barrels/day. Production is expected to peak at 43,000 barrels/day net to Eni by 2006.

In this same area Phase B is underway under a scheme similar to that of Phase A, aimed at the development of the Kissanje and Dikanza fields. Production is expected to start in the fourth quarter of 2005 and to peak at 250,000 barrels/day (43,000 net to Eni) by 2007.

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In Block 15 in 2004 the Mondo project was approved within Phase C of the development of the Kizomba area.

Congo In February 2004 an oil discovery was made in Mer Très Profonde Sud permit (Eni’s interest 30%) with the Pegase Nord Marine 1 exploration well which yielded 14,000 barrels/day in test production from four mineralized levels. Drilling was performed with the Saipem 10000 vessel and reached the final depth of 3,900 meters.

In 2004 evaluation of the mineral potential of blocks operated by Eni continued.

Nigeria Three discoveries were made in onshore production areas: (i) in the OML 63 permit (Eni operator with a 20% interest) with the Osiama Creek South 1 Dir and 2 Dir wells both containing oil; (ii) in the OML 74 permit (Eni’s interest 12.86%) with the JK G-1x well containing oil and gas.

Development continued in the OML 60 and 61 permits (Eni operator with a 20% interest) intended to supply natural gas to the Bonny liquefaction plant (Eni’s interest 10.4%); when fully operational Eni’s gas supplies to the plant will amount to 24.1 million cubic meters/day.

Engineering activities (FEED) concerning the construction of the second Brass LNG liquefaction plant (Eni’s interest 17%) were started. Eni will supply 24.1 million cubic meters/day for the first two trains.

Construction continued of the Kwale-Okpai power station (IPP project - Eni operator with a 20% interest) which will be fired from the first quarter of 2005 with gas from the Kwale fields located in the OML 60 permit, that will supply 2 million cubic meters/day of gas when fully operational. The project is part of the Nigerian Government and Eni’s plan of zero gas flaring.

Development of the Bonga oil field (Eni’s interest 12.5%) continued. The field is located in the offshore OML 118 permit at a water depth between 950 and 1,150 meters. Exploration, still underway, was successful with the Bonga West well that found various mineralized levels. Production is expected to start in late 2005, with a peak flow of 190,000 barrels/day (21,000 net to Eni) in 2007.

In the offshore OML 119 permit (Eni operator of the service contract), in January 2004 the FPSO Mystras started operations. Drilling, connection and production start-up of the Okpoho platform were completed. Production from the Okono and Okpoho oil fields amounted to about 55,000 barrels/day (27,000 net to Eni).

Eni also holds a 5% interest in the SPDC joint venture, the largest oil joint venture in the country relating to 36 onshore blocks. The major development projects underway are Cawthorne Channel and Forcados/Yokri aiming at drilling infilling wells in producing fields and expanding existing production facilities. In March 2005 natural gas production started at Cawthorne Channel (3.8 million cubic meters/day), in October at Forkados/Yokri (2.3 million cubic meters/day) destined to the Bonny liquefaction plant. Oil production from the two fields is expected to peak at 90,000 barrels/day of oil (5,000 net to Eni) in 2006.

North Sea

Norway In June 2004 Eni was awarded four exploration licenses (PL324, PL329, PL325 and PL323) in the Norwegian Sea, the latter two as operator with a 40% interest. According to Eni these licenses have great mineral potential and represent a new strengthening opportunity for strategic positioning in Norway.

Development of the Kristin gas and oil field (Eni’s interest 9%) located in the PL134 permit in the Haltenbanken area in the Norwegian Sea continued. Production from Kristin is expected to start in October 2005 and to peak at 211,000 boe/day (19,000 net to Eni) in 2006. In the same permit the Linerle exploration well was successfully drilled at the final depth of 2,317 meters.

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In the PL128 permit (Eni’s interest 11.5%) development is underway of the (mainly oil) Svale and Staer fields. Their proximity to the Norne production and transport infrastructure (Eni’s interest 6.9%) allows for synergies. Production is expected to start in late 2005 and to peak at 6,000 barrels/day net to Eni in 2006.

United Kingdom In the P/362 permit Block 29/5b (Eni’s interest 21.87%) in the British section of the North Sea development of the West Franklin field is underway with the drilling of two wells that will be linked to the production facilities of the Elgin/Franklin platform. Production is expected to start in 2005.

Rest of world

Saudi Arabia In March 2004 Eni, in a consortium, was awarded an exploration license (Eni operator with a 50% interest) for exploration, development and production of natural gas in the so called C area covering approximately 52,000 square kilometers in the Rub al Khali basin. The project provides for geophysical surveys and the drilling of 4 exploration wells in a period of five years. In case of commercial discoveries, the contract term of the production phase will last 25 years, with a possible extension to a maximum of 40 years. The gas discovered will be sold to the domestic market for power generation, sea water desalinization for drinking purposes and as a feedstock to petrochemical plants. Condensates and LPG extracted from the gas will be exported to international markets. This project marks Eni’s return to upstream activities in a country where it had operated in the early 1970s.

Australia In June 2004 in the WA-25-L permit (Eni is operator with a 65% interest) near the WA-234-P permit where the Woollybutt field is located, drilling of the Scallybutt-1 appraisal well started and identified hydrocarbon reserves on the western side of Woollybutt. Evaluations are underway for defining the amount of additional reserves present.

In February 2004 production started from the offshore gas and liquid Bayu Undan field (Eni’s interest 12.04%) located in the Zoca 91/12-13 Block in the international cooperation area between Australia and East Timor, at a water depth of 80 meters. In 2004 the field produced about 6,000 barrels/day net to Eni. Production is scheduled to peak at about 160,000 barrels/day (18,000 net to Eni) in 2009.

In November 2004 Eni signed a 20-year contract for the supply of 21.3 billion cubic meters of gas to Alcan, an aluminum manufacturing company. The gas will be produced at the Blacktip field (Eni’s interest 46.15%) in the Bonaparte offshore basin. Sales are expected to start in 2007.

Croatia Joint development of the Marica, Ika, Ida, Annamaria, Ivana C and Katarina gas fields is underway in the Adriatic offshore (Eni’s interest 50%). In November 2004 the Marica field started production at 2,000 boe/day net to Eni. The fields in full production will reach a peak production of 10,000 boe/day net to Eni in 2007.

Indonesia In the Ganal exploration area (Eni’s interest 20%) in the Kutei basin, the Gehem-2 and Gehem-3 exploration wells, drilled to a total depth of 5,360 and 5,000 meters, respectively, confirmed the extension of the gas and condensates bearing strata already identified by the previous well Gehem-1 and identified a new oil bearing area. According to the development plan, gas produced will be sent to the Bontang liquefaction plant. This project is the first step of the Kutei Master Plan for the integrated development of all discoveries in the area (also Gehem, Gada, Gula and Ranggas).

The exploration well Gula-3 was drilled at a depth of 5,335 meters and represents the appraisal of the Gula discovery, which allowed to identify further gas beating strata.

Iran In 2004 production of the natural gas and condensate South Pars field phases 4 and 5 (Eni is operator with a 60% interest) started. The project provides for: (i) the drilling of 24 wells; (ii) the installation of two offshore platforms in waters about 70 meters deep and of facilities for transporting the raw gas onshore; (iii) the construction of an onshore gas center at Assaluyeh for the separation of ethane, propane, butane and condensates. At the end of 2004 production amounted to over 20 million cubic meters of gas per day and is expected to reach 20 billion cubic meters/year of gas and, after the separation, one million tonnes/year of propane and butane and 80,000 barrels/day of condensates. In December

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production of liquids started with about 30,000 barrels/day net to Eni. A production peak of 53,000 barrels/day net to Eni is expected in 2008.

Development continued at the Darquain oil field (Eni operator with a 60% interest) located onshore about 50 kilometers north east of Abadan. The first phase was completed with the drilling of 8 wells, the construction of an oil center with relevant facilities and meeting the production target set at 50,000 barrels/day (about 4,000 net to Eni). The second development phase providing for the drilling of 19 additional wells and the expansion of the oil center capacity to 165,000 barrels/day by means of gas injection was started. A production peak at approximately 17,000 barrels/day net to Eni is expected in 2007.

The development of the Dorood oilfield (Eni’s interest 45%) near the Kharg island continued. The completion of drilling is expected in 2006. Production is expected to peak at 85,000 barrels/day (10,000 barrels/day net to Eni) at the end of 2005.

Kazakhstan Eni is operator with a 16.67% interest of the North Caspian Sea PSA in a consortium composed by seven international oil companies. The consortium aims at exploration and production of hydrocarbons in the offshore area where the Kashagan field was discovered; this field is considered the most important discovery in the world in the past thirty years. On February 25, 2004 the development plan for Kashagan was approved by the Kazakh authorities. The plan, which will be implemented in multiple phases, aims at the production of 7 to 9 billion barrels of recoverable reserves, extendible to 13 billion barrels through partial gas reinjection. Production is expected to start in 2008 at an initial level of 75,000 barrels/day and to increase to 450,000 barrels/day at the end of the first development phase. Production plateau is targeted at 1.2 million barrels/day. The total capital expenditure is estimated at dollar 29 billion (5 billion being Eni’s share), excluding the capital expenditure for the construction of the infrastructure for exporting production to international markets, for which various options are under scrutiny by the consortium. One of these options includes the laying of a pipeline connecting Kashagan with the Baku-Tiblisi-Cehyan pipeline now in the final phase of construction (Eni’s interest 5%). Contracts for a total of over dollar 5 billion were awarded for the construction of infrastructure for developing the field and for offshore production (drilling, treatment and reinjection of sour gas for maximizing the oil yield) and onshore treatment plants. The most advanced techniques are going to be applied in the construction of the planned plants in order to cope with high pressures in the field and the presence of hydrogen sulphide.

In July 2004, the testing of the Kairan-1 exploration well was successfully completed. This is the last of the 6 commitment wells planned. In 2004 appraisal activities in the contract area gave positive results both on Kashagan and on Aktote (one of the four discoveries

Exploration activities

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made). In October 2004, the testing of the first development well (KEA-01-Dir) of Kashagan was successfully completed.

On May 16, 2003 the partners in the consortium, except for one, exercised their pre-emptive rights for the purchase in proportional shares of the 16.67% interest held by British Gas that intends to divest it. The finalization of this transaction is subject to authorization by the relevant Kazakh authorities and would allow Eni to increase its share in the project from 16.67% to 20.372%. The Kazakh Government, however, expressed its interest to acquiring the whole share of British Gas.

Eni with a 32.5% interest is co-operator with British Gas of the Karachaganak project in a consortium composed of four international oil companies. The development of the natural gas and condensate field is organized by stages, in accordance with a Final Production Sharing Agreement. On June 9, Eni made its first oil shipment from Karachaganak to the Novorossiysk terminal on the Russian coast of the Black Sea through the Caspian Pipeline Consortium (in which Eni holds transport rights up to 3 million tonnes/year). In the last months of 2004 production of liquids reached 232,000 barrels/day (70,000 net to Eni).

United States In the deep offshore of the Gulf of Mexico two appraisal wells were drilled: Ulysses in the Mississippi Canyon 583/2 Block (Eni’s interest 29.375%) and St. Malo in the Walker Ridge 678 Block (Eni’s interest 1.25%) which confirmed the existence of recoverable reserves.

In the Green Canyon 298 Block (Eni’s operator with a 100% interest) the Allegheny South oil field was discovered (Eni’s interest 100%). Production is expected to start in 2005 with the use of the existing infrastructure of the nearby Allegheny field.

Development is underway of the Timon and K2 fields in the unitized Green Canyon 563-562 Blocks (Eni operator with an 18.17% interest). Production is expected to start in 2005, peaking at 32,000 boe/day (5,000 net to Eni) by year-end.

Italy

Exploration activities yielded positive results with the onshore wells operated by Eni: (i) Civita 1 Dir (Eni’s interest 70%) a gas bearing well located in the Civita concession in central Italy; (ii) Tresauro 1 Dir (Eni’s interest 45%) in the Tresauro concession in Sicily containing oil; (iii) Monte dell’Aquila 1 Dir (Eni’s interest 100%) in the Bronte S. Nicola concession in Sicily containing gas and condensates. The latter well will be linked to the existing production facilities. The drilling of the Monte Guzzo 1 Dir well (Eni’s interest 25%), non operated by Eni, was successful and showed gas deposits.

Two significant seismic acquisitions were made in the Sicily Channel in the area of the Panda field for a total area of 800 square kilometers and in north-western Sicily in the Casteltermini permit for a total area of 200 square kilometers.

In the Val d’Agri in September 2004 the fourth treatment train of the oil center was started-up and allowed to increase production from 55,000 to 67,000 boe/day net to Eni. Production currently derives from the first 18 producing wells of the 38 planned. Production is expected to peak at 104,000 boe/day (73,000 net to Eni) in 2006.

The Ministry of Productive Activities awarded to Eni the Casa Schillaci concession (Eni’s interest 100%) where the Pizzo Tamburino gas and liquids field was discovered. An EPC contract is being awarded for the development of the field, with start-up expected in 2005 and a peak production of 1,200 boe/day in 2006.

In the Villafortuna/Trecate field (Eni’s interest 100%) the Villafortuna 1 bis Dir well was drilled for the recovery of residual reserves. Production was increased by 3,000 barrels/day.

Production maintenance actions were performed on the offshore Barbara E-G, Emilio and Agostino (Eni’s interest 100%) and Regina (Eni operator with a 75% interest) fields

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through the drilling of infilling wells and sidetrack activities, increasing production by about 4 million cubic meters/day.

During 2004 development resumed at the Naide field with the installation of a platform, the laying of pipe linking it with Cervia and the drilling of a development well.

Capital expenditure

Capital expenditure of the Exploration & Production segment amounted to euro 4,912 million and concerned primarily development expenditure (euro 4,369 million, euro 4,969 million in 2003) mainly directed outside Italy (euro 3,991 million): in particular in Libya (the Wafa and Bahr Essalam project), Iran (the South Pars project, phases 4 and 5), Angola (fields in Block 15), Kazakhstan, Egypt, Nigeria and Norway. Development expenditure in Italy (euro 378 million) concerned in particular the continuation of the drilling program and work for plant and infrastructure in Val d’Agri and sidetrack and infilling activities in mature areas. Exploration expenditure amounted to euro 499 million (euro 635 million in 2003), of which about 90% was directed outside Italy. Outside Italy exploration concerned in particular the following countries: Egypt, United States, Nigeria, Norway, Indonesia and Kazakhstan. In Italy essentially the onshore of Sicily and Central Italy. Further euro 17 million (Eni’s share) were expensed by affiliates for exploration projects in Saudi Arabia, Russia and Spain. Expenditure for capital goods amounted to euro 44 million.

Storage

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.

Storage services are provided by Stogit through eight storage fields located in Italy, based on ten storage concessions8 vested by the Ministry of Productive Activities.

In 2004 Stogit increased storage capacity and the share of capacity used by third parties, that reached more than 50%. From the beginning of its operations Stogit markedly increased the number of customers served and the share of revenues from third parties: from a nearly negligible amount, the latter accounted for 38% of total revenues in 2004.

Stogit provides to the market an increasingly wide range of services and reached a high qualitative level in services rendered.

(8)	Two of these are not yet operational.

2002	2003	2004

Available capacity:
- modulation and mineral	(billion cubic meters)	7.1	7.1	7.5
- share utilized by Eni	(%)	66	53	47
- strategic	(billion cubic meters)	5.1	5.1	5.1

Total customers	(no.)	20	30	39
Modulation and mineral service customers	(no.)	14	24	29

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gas & power

With the starting of operations of the Greenstream underwater gasline in October 2004, supplies of natural gas from Libyan fields started and, when fully operational in 2006, will reach 8 billion cubic meters/year (of which 4 billion net to Eni), already booked under long-term contracts with operators of this segment

Natural gas sales, including own consumption and Eni’s share of sales of affiliates, reached 84.5 billion cubic meters (up 7.8% over 2003) in line with Eni’s strategy of international expansion in markets characterized by interesting growth prospects. Eni targets sales of approximately 94 billion cubic meters in 2008, with a compound annual growth rate of 2.8%

Eni continued its program for developing its electricity generation capacity targeted at 5.3 gigawatts of installed power by 2007 with total capital expenditure amounting to approximately euro 2.2 billion (of which 1.6 were already expensed). When fully operational the new gas fired combined cycle plants will allow to consume over 6 billion cubic meters of natural gas produced by Eni. In 2004, about 1.3 gigawatts were installed at the Ferrera Erbognone, Ravenna and Mantova power stations, thus bringing Eni’s total installed capacity to 3.3 gigawatts

Within its strategy of international expansion in natural gas, Eni and its partners in Nigeria LNG (Eni’s interest 10.4%) have approved expenditure plans for the construction of the sixth train for LNG production at the Bonny treatment plant, that, when fully operational in 2007, will have a production capacity of 26.5 billion cubic meters/year. This initiative will allow Eni to fully exploit its natural gas reserves in Nigeria

Eni sold a 9.054% interest in Snam Rete Gas, also in accordance with Law No. 290/2003 which prohibits companies operating in the natural gas sector to hold interests higher than 20% in companies owning national gas transmission networks, starting July 1, 2007

(million euro)
2002	2003	2004

Revenues (1)	15,297	16,068	17,258
Operating income	3,244	3,627	3,463
Capital expenditure	1,315	1,760	1,446
Investments	158	3,156	177
Employees at period end (units)	13,317	12,982	12,843

(1)	Before elimination of intersegment sales.

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natural gas

Supply of natural gas

In 2004, Eni’s Gas & Power division supplied 76.72 billion cubic meters of natural gas, with a 5.56 billion cubic meters increase over 2003, up 7.8%, related to higher volumes purchased outside Italy (6.42 billion cubic meters), offset in part by lower production volumes supplied in Italy (0.86 billion cubic meters). Natural gas volumes supplied outside Italy (65.42 billion cubic meters) represented 85% of total supplies (83% in 2003).

Outside Italy increases concerned purchases from Russia for Italy (1.70 billion cubic meters) also due to the reaching of full operation of the long-term supply contract signed in 1996 with Gazexport, from Russia for Turkey (0.97 billion cubic meters) related to the supply contract with the Turkish company Botas, from Algeria, the Netherlands, Libya and Norway (up 2.33, 1.04, 0.55 and 0.30 billion cubic meters, respectively). LNG purchases from Algeria declined (0.71 billion cubic meters) due to lower supplies from Sonatrach related to an accident occurred in early 2004 at the Skikda liquefaction plant, which reduced its treatment capacity.

In 2004, a total of 0.93 billion cubic meters of natural gas were withdrawn from the storage sites of Stoccaggi Gas Italia SpA (Eni’s interest 100%) as compared to 0.84 billion cubic meters in 2003.

Natural gas supplies	(billion cubic meters)
2002	2003	2004	Change	% Ch.

Italy	12.67	12.16	11.30	(0.86)	(7.1)
Russia for Italy	18.62	18.92	20.62	1.70	9.0
Russia for Turkey		0.63	1.60	0.97	154.0
Algeria	16.35	16.53	18.86	2.33	14.1
Netherlands	7.55	7.41	8.45	1.04	14.0
Norway	4.83	5.44	5.74	0.30	5.5
Croatia	0.31	0.65	0.68	0.03	4.6
United Kingdom	1.48	1.98	1.76	(0.22)	(11.1)
Hungary	3.05	3.56	3.57	0.01	0.3
Libya		0.00	0.55	0.55
Algeria (LNG)	1.92	1.98	1.27	(0.71)	(35.9)
Others (LNG)	0.30	0.72	1.00	0.28	38.9
Other supplies via gasline		0.00	0.08	0.08
Other supplies	0.03	0.04	0.04	0.00	0.0
Others outside Europe	0.96	1.14	1.20	0.06	5.3
Outside Italy	55.40	59	65.42	6.42	10.9
Total supplies	68.07	71.16	76.72	5.56	7.8
Withdrawals from (inputs to) storage	(1.43)	0.84	0.93	0.09	10.7
Network losses and measurement differences	(0.50)	(0.61)	(0.52)	0.09	(14.8)
Available for sale	66.14	71.39	77.13	5.74	8.0

Take-or-pay

In order to meet the medium and long-term demand for natural gas, in particular of the Italian market, Eni entered into long-term purchase contracts with producing countries that currently have a residual average term of approximately 16 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 67.3 billion cubic

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meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 9.8, Norway 6 and Nigeria LNG 1.5) by 2008. The average annual minimum quantity (take-or-pay) is approximately 85% of said quantities. Despite the fact that increasing volumes of natural gas available were sold outside Italy, the expected development of Italian demand and supply of natural gas in the medium and long-term and the evolution of regulations in this segment represent a risk element in the management of take-or-pay contracts.

In 2003 Eni withdrew about 540 million cubic meters less than its minimum offtake obligation; these lower withdrawals were compensated for by higher withdrawals in 2004.

Sales of natural gas

Natural gas sales (84.45 billion cubic meters, including own consumption and Eni’s share of sales of affiliates) increased by 6.12 billion cubic meters over 2003, up 7.8%, due mainly to higher sales in the rest of Europe (4.33 billion cubic meters).

In a more and more competitive market, natural gas sales to third parties in Italy (50.39 billion cubic meters) decreased by 0.47 billion cubic meters over 2003, down 0.9%, due mainly to a decline in sales to wholesalers (down 1.18 billion cubic meters), also related to the different impact of weather conditions, and to industries (down 0.78 billion cubic meters), and the fact that in the fourth quarter part of sales (0.54 billion cubic meters) to operators in these segments – in particular wholesalers – were made in accordance with a certain decisions of the Antitrust Authority (so called gas release)1. These declines were offset in part by higher sales to thermoelectric users (up 0.89 billion cubic meters).

Natural gas sales in the rest of Europe (21.87 billion cubic meters) increased by 4.33 billion cubic meters (up 24.7%), due to increases registered in: (i) sales under long-term supply contracts with Italian operators of the natural gas market (1.71 billion cubic meters), also due to the start-up of supplies from Libyan fields in the fourth quarter of 2004; (ii) supplies to the Turkish market via the Blue Stream gasline (0.97 billion cubic meters); (iii) Spain (0.60 billion cubic meters) related to increased supplies to the electric company Iberdrola and to the start-up of supplies to Eni’s affiliate Unión Fenosa Gas (Eni’s interest 50%); (iv) Germany, related to the start-up of supplies to Eni’s affiliate GVS (Eni’s interest 50%) and to a German operator (overall 0.56 billion cubic meters); (v) the United Kingdom related to gas marketing activities (0.27 billion cubic meters); (vi) France, related to the beginning of gas marketing activities (0.15 billion cubic meters).

Own consumption2 amounted to 3.70 billion cubic meters (1.90 billion cubic meters in 2003) and concerned essentially supplies to EniPower (2.61 billion cubic meters), to Polimeri Europa (0.34 billion cubic meters) and to Eni’s Refining & Marketing segment (0.25 billion cubic meters).

Sales of natural gas by Eni’s affiliates (net to Eni and net of Eni’s supplies) amounted to 7.32 billion cubic meter, increasing by 0.38 billion cubic meters over 2003, up 5.5%, and concerned: (i) GVS with 3.37 billion cubic meters; (ii) Galp Energia (Eni’s interest 33.34%) with 1.34 billion cubic meters; (iii) volumes of natural gas (1.48 billion cubic meters) treated at the Nigeria LNG Ltd liquefaction plant (Eni’s interest 10.4%) in Nigeria, sold by the latter to US and European markets.

(1)	Eni agreed with the Antitrust Authority to sell a total volume of 9.2 billion cubic meters of natural gas (2.3 billion cubic meters/year) in the four thermal years from October 1, 2004 to September 30, 2008 at the Tarvisio entry point into the Italian network.
(2)	In accordance with article 19, line 4 of Legislative Decree No. 164/2000, the volumes of natural gas consumed in operations by a company or its subsidiaries are excluded from the calculation of ceilings for sales to end customers and from volumes input into the Italian network to be sold in Italy.

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Natural gas sales	(billion cubic meters)
2002	2003	2004	Change	% Ch.

Italy (1)	50.43	50.86	50.39	(0.47)	(0.9)
Wholesalers	17.02	15.36	14.18	(1.18)	(7.7)
Gas release			0.54	0.54
End customers	33.41	35.50	35.67	0.17	0.5
Industrial users	14.43	13.17	12.39	(0.78)	(5.9)
Thermoelectric users	12.48	15.03	15.92	0.89	5.9
Residential	6.50	7.30	7.36	0.06	0.8
Rest of Europe	12.77	17.54	21.87	4.33	24.69
Outside Europe	0.92	1.09	1.17	0.08	7.34
Total sales to third parties	64.12	69.49	73.43	3.94	5.7
Own consumption	2.02	1.90	3.70	1.80	94.7
Total sales to third parties and own consumption	66.14	71.39	77.13	5.74	8.0
Sales of natural gas of Eni’s affiliates and relevant companies (2) (net to Eni)	2.40	6.94	7.32	0.38	5.5
Europe	1.93	6.23	6.60	0.37	5.9
Outside Europe	0.47	0.71	0.72	0.01	1.4
Total sales of natural gas	68.54	78.33	84.45	6.12	7.8

(1)	The breakdown by customer in this table is based on the type of contract and therefore does not correspond to the breakdown of sales to wholesalers and end customers envisaged in Legislative Decree No. 164/2000.
(2)	Include also sales of Nigeria LNG Ltd (Eni’s interest 10.4%).

Transmission and regasification of natural gas

Natural gas volumes transported (1)	(billion cubic meters)
2002	2003	2004	Change	% Ch.

Eni	54.56	51.74	52.15	0.41	0.8
On behalf of third parties	19.11	24.63	28.26	3.63	14.7
Enel	8.28	9.18	9.25	0.07	0.8
Edison Gas	4.61	7.49	8.00	0.51	6.8
Others	6.22	7.96	11.01	3.05	38.3
	73.67	76.37	80.41	4.04	5.3

(1)	Include amounts destined to domestic storage.

Eni transported 80.41 billion cubic meters of natural gas in Italy, an increase of 4.04 billion cubic meters over 2003, up 5.3%, due to increasing domestic demand (3.8%) and higher withdrawals from storage.

Natural gas volumes transported on behalf of third parties (28.26 billion cubic meters) increased by 3.63 billion cubic meters, up 14.7%.

In 2004 Eni’s LNG terminal in Panigaglia regasified 2.07 billion cubic meters of natural gas (3.5 billion cubic meters in 2003) discharging 68 tanker ships (123 in 2003). The significant decline in volumes regasified can be attributed to the mentioned accident occurred at Sonatrach’s LNG production plant in Skikda, Algeria.

Development projects

Galp

On March 31, 2004 the Portuguese Government, Eni, Energias de Portugal (EdP), Rete Eletrica National (REN), Parpublica and Galp Energia (Galp) defined agreements for: (i) Eni’s exit

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from refining and marketing of refined products in Portugal; (ii) Eni’s focusing its interests in natural gas through the purchase of a 49% stake in Gas de Portugal after the spin-off by Galp Energia of its transport and distribution network; the remaining 51% interest owned by EdP.

On December 9, 2004 the European Commission refused to authorize this transaction considering that it would have strengthened EdP’s dominant position on the Portuguese electric market; this brought to an end the agreements of March 31, 2004 and revived the agreements signed in 2000 by Eni and the Portuguese Government on the management of Galp.

In order to evaluate possible alternatives to the transactions defined on March 31, 2004, in January 2005 Eni and the Portuguese Government defined a new agreement which postpones Eni’s right to increase its interest in Galp (call option).

In 2004, Galp Energia sold about 4.4 billion cubic meters of natural gas to about 820,000 customers through a network of high, medium and low pressure pipelines about 11,700-kilometer long. Galp’s assets include among others interests in two import infrastructures, the Transmaghreb pipeline and the Sines LNG terminal, which provide an access to the Iberian market.

Demerging of Italgas

On June 23, 2004, Eni’s Board of Directors approved the demerger of Italgas, with assignment to Eni of the interests held by Italgas in Italian companies engaged in the sale of natural gas to the residential segment (including the 100% interest in Italgas Più) and foreign natural gas distribution companies (including 40% in Tigaz), as well as the incorporation of Italgas Più into Eni. Italgas, with headquarters in Turin, continues to manage the distribution network. As a result of the incorporation of Italgas Più, Eni will have direct access to the approximately 5 million customers supplied by the company in Italy, optimizing its commercial structure. This operation is in line with the scope of the Public Tender Offer launched in November 2002 for Italgas shares, aiming at integrating commercial and development policies within Eni natural gas business, and simplifies the Group’s shareholding structure.

Greenstream

On October 1, 2004 the Greenstream underwater gasline, a new natural gas import line to Italy, started operations. The underwater pipeline, 520-kilometer long with a 32-inch diameter, linking Mellitah on the Libyan coast to Gela in Sicily, was laid by Saipem’s Castoro 6 vessel at a maximum depth of 1,130 meters. When fully operational in 2006 it will transport 8 billion cubic meters/year of natural gas from Libyan fields (4 billion being Eni’s share) already booked under long-term contracts with operators of the natural gas market.

In the October-December 2004 period, it carried approximately 0.5 billion cubic meters of natural gas.

Nigeria LNG

Eni holds a 10.4% interest in Nigeria LNG Ltd (NLNG) that manages the Bonny (Nigeria) natural gas liquefaction plant and exports LNG. This interest allows Eni to market its proved reserves of Nigerian natural gas. The plant, made up of three treatment trains with an overall capacity of about 11.2 billion cubic meters/year of liquefied natural gas, is undergoing an upgrade by means of the installation of two further trains, expected to start operating in the second half of 2005. In July 2004 the shareholders of NLNG approved the construction of a sixth train with an expenditure of about dollar 400 million, net to Eni, including also the expenditure related to the upstream phase. The sixth train is expected to start operations in 2007. When fully operational in 2007 the plant will have a capacity of 26.5 billion cubic meters/year of LNG.

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Sale of the water business

On December 13, 2004, Italgas signed agreements for the sale of its majority interest (67.05%) in Società Azionaria per la Condotta di Acque Potabili to Amga SpA and Smat SpA for euro 85.1 million (euro 15.57 per share). On January 20, 2005 the Italian Antitrust Authority authorized the transaction that was closed on March 15, 2005.

On March 10, 2005, Italgas signed agreements for the sale of its 100% interest in Acquedotto Vesuviano SpA to Gori SpA for euro 20 million. The transaction is subject to authorization from the Italian Antitrust Authority. Closing is expected in May 2005.

The above transactions are part of Eni’s strategy of concentrating its resources in its core natural gas business.

Regulatory framework

Actions by the Antitrust Authority and the Authority for electricity and gas

Sale contracts outside Italy

With a decision of November 21, 2002, the Antitrust Authority judged that Eni had violated competition rules by entering in 2001 into contracts outside Italy with other operators importing into Italy the supplied volumes and thus limiting third party access to natural gas transport infrastructure. The Antitrust Authority considered that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by single operators into the national network. With the same decision and taken into account the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “implement measures to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions”.

On June 18, 2004, Eni submitted to the Authority a proposal entailing the sale to third parties of a total of 9.2 billion cubic meters of natural gas in the four-thermal year period starting in October 1, 2004 through September 30, 2008, corresponding to 2.3 billion cubic meters for each thermal year, before such natural gas enters the national transmission network at Tarvisio. With a decision of June 24, 2004, the Authority judged this proposal adequate to end the effects of the violation of competition rules highlighted in the November 21, 2002 decision.

With the decision of October 7, 2004 that closed the above mentioned procedure, the Authority acknowledged that Eni has taken proper measures for executing the decision of November 21, 2002 by signing gas release contracts. However, it fined Eni euro 4.5 million alleging that Eni had complied belatedly with the Authority’s indications. On December 6, 2004, Eni filed a claim with the Regional Administrative Court of Lazio against this decision and requesting the annulment of the fine that was however recorded in Eni’s accounts.

In addition, a claim filed with the Regional Administrative Court of Lazio against the decision of November 21, 2002 is still pending.

TTPC

On February 1, 2005, the Antitrust Authority notified Eni of the opening of a procedure, according to article 14 of Law No. 287/1990, to ascertain an alleged abuse of dominant position. The events leading to the opening of the procedure relate to behaviors of Trans Tunisian Pipeline Co Ltd (TTPC), wholly owned by Eni, concerning its decision to consider expired certain ship-or-pay contracts signed on March 31, 2003 by TTPC with four shippers

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awarded new capacity on TTPC’s pipeline due to the non occurrence of suspensive clauses, and therefore not to proceed to an upgrade of the pipeline before 2007.

Survey on the liberalization of the natural gas market in Italy

On June 17, 2004, the Authority for electricity and gas and the Antitrust Authority decided to close their joint survey on the natural gas market started February 20, 2003. Both Authorities consider the overall level of competition of the Italian natural gas market unsatisfactory. According to both Authorities one of the main reasons for this is the vertical integration of Eni in the supply and transport of gas, notwithstanding the antitrust ceilings introduced that limit until 2010 the volumes of natural gas input to consumption in Italy.

Among the possible measures which in their opinion could enhance the level of competition in the natural gas market are: (i) the upgrading by Eni of infrastructure for the import of natural gas from Russia (TAG) and Algeria (TTPC); (ii) the establishment of an independent transmission system operator (ISO) that owns and operates both the national high pressure transport grid and the storage assets of natural gas; (iii) a framework for the assignment to third parties of natural gas volumes or natural gas contracts relating to Eni’s take-or-pay long-term natural gas supply contracts; (iv) the sale by Eni to third parties of adequate gas volumes at a price near to the supply cost without control on the recipients.

Legislative Decree No. 164/2000

Legislative Decree No. 164/2000 imposed thresholds to operators until December 31, 2010 in relation to a percentage share of domestic consumption set as follows: (i) 75%, from January 1, 2002, for imported or domestically produced natural gas volumes input in the domestic transmission network destined to sales; this percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of losses (in the case of sales) and of volumes consumed in operations. The decree also provides for a periodical control (every three years) of the respect of said ceilings. This control is performed each year by the Antitrust Authority by comparing the three-year average of the allowed percentage with the one actually achieved by each operator. In particular 2004 closes the first three-year regulated period for natural gas volumes input in the domestic transmission network, in which the allowed percentage is 73% of domestic consumption of natural gas. Eni’s presence on the Italian market complied with said limit.

Directive 2003/55/CE

On August 4, 2003, the European Directive 2003/55/CE of the European Parliament and the European Council came into force. It contains common regulations for the internal market of natural gas and cancels Directive 98/30/CE. Member States are to include the directive into their laws by July 1, 2004.

The most relevant aspects of the directive that in some cases have already been put into law by Legislative Decree No. 164/2000 and by other laws, are the following:

•	unbundling of transmission and distribution from other activities in the field of natural gas in case of a vertically integrated undertaking. In Italy unbundling was already set in Legislative Decree No. 164/2000;
•	derogation from third party access for companies investing in major new gas infrastructures and significant increases in capacity of existing infrastructures (See below, Law No. 239 of August 23, 2004).

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Decree of the President of the Council of Ministers of October 31, 2002

The Decree, implementing Legislative Decree No. 193/2002 stated that the Authority for electricity and natural gas: (i) defines, calculates, and updates tariffs for the sale of natural gas to those customers that at December 31, 2002 are non eligible customers in order to favor a regular and gradual passage to the open market; (ii) defines methods for updating tariffs related to the variable cost portion in order to reduce their inflationary impact.

In implementation of this decree, in its decision No. 195/2002, the Authority changed the updating modes for tariff components related to changes in international oil prices.

Law No. 239 of August 23, 2004 on the restructuring of the energy sector in Italy

This law provides for:

a)	a derogation to third party access granted to companies that make direct or indirect investments for the construction of new infrastructure or the upgrading of existing ones such as: (i) interconnections between EU Member States and national networks, (ii) interconnections between non-EU States and national networks for importing natural gas to Italy; (iii) LNG terminals in Italy; (iv) underground storage facilities in Italy. Investing companies can obtain priority on the conferral of new capacity for a portion of not less than 80% of the new capacity installed and for a period of at least 20 years.
b)	Line 34 of the single article prohibits undertakings active in the field of natural gas and electricity with a concession for local public services or for the management of networks (excluding all sale activities) from operating in a competitive market for post-counter services, in the areas where they hold the concession for the duration of the concession, not even through subsidiaries or affiliates.
c)	Line 51 cancels line 5 of article 16 of Legislative Decree No. 164/2000 which obliged distribution companies to ascertain the existence of plants which do not only supply gas to productive units and safety of post-counter services.
d)	Line 69 provides the authentic interpretation of the rule introduced by Legislative Decree No. 164/2000 concerning the transitional regime of concessions for natural gas distribution activities in urban centers existing at June 21, 2000, date of first application of the law, which allows for an anticipated repayment of the distribution service, despite being finalized to a bid procedure rather than direct entitlements. This law changes the provisions defined by Legislative Decree No. 164/2000 by: (i) extending to December 31, 2007, the transitional period for the continuation of existing concessions, with a possible extension of one further year when public interest is considered important by local authorities; (ii) cancelling the adding up of possible extensions, as provided for by Legislative Decree No. 164/2000, in case of given conditions (business restructuring, size parameters, shareholding composition). The end of concessions awarded on the basis of a bid procedure remains set at December 31, 2012.

Decision No. 137/2002 of the Authority for electricity and natural gas and Network Code of Snam Rete Gas

The Authority for electricity and natural gas with decision No. 137/2002 defined criteria for regulating access to natural gas transport networks, in particular the issue of priority. Eni filed a claim against this decision with the Regional Administrative Court of Lombardia, that was partially accepted with decision of December 2004. The Authority filed a claim against this decision with the Council of State and informed Eni on February 19, 2005.

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Marketing activities

Determination of reference prices for non eligible customers at December 31, 2002

In order to dampen the inflationary pressures related to the increase in international oil prices in the second half of 2004, the Authority, with decision No. 248 of December 29, 2004, changed the indexing mechanism concerning the raw material component in tariffs paid by end customers that were non eligible customers at December 31, 2002 according to decision No. 195/2002. The decision introduced the following changes: (i) establishment of a cap set at 75% for the changes in the raw material component if Brent prices fall outside the 20-35 dollar/barrel interval; (ii) change of the relative weight of the three products making up the reference index of energy prices whose variations – when higher or lower than 5% as compared to the same index in the preceding period – determine the adjustment of raw material costs; (iii) substitution of one of the three products included in the index (a pool of crudes) with Brent crude; (iv) reduction in the value of the variable wholesale component of the selling price by 0.25 cents per cubic meters in order to foster the negotiation of prices consistent with average European prices in gas import contracts starting from October 2005.

Decision No. 248/2004 also imposes the obligation to provide new conditions consistent with the said decision to suppliers of natural gas to wholesalers under contracts that do not contain price adjustment clauses in case of changes in the adjustment rules of supply conditions.

Eni filed a claim against decision No. 248/2004, requesting its suspension, given the serious economic and financial prejudice deriving from the application of the decision. On January 25, 2005 the Regional Administrative Court of Lombardia accepted the claim and set to June 2005 the hearing for the settlement of the claim. On March 22, 2005 the Council of State rejected the Authority’s claim requesting the annulment of the suspension.

Distribution activities

Change of decision No. 237/2000 and new tariff criteria

Decision No. 104 of June 25, 2004 postponed to September 30, 2004 the duration term of the first regulated period of natural gas distribution and the validity of the basic tariff options approved by the Authority for thermal year 2004.

With decision No. 170 of September 29, 2004 the Authority defined gas distribution tariffs for the regulated period from October 1, 2004 to September 20, 2008, setting at 7.5% the rate of return on capital employed of distribution companies, as compared to the 8.8% rate set for the preceding regulated period. The rate of productivity recovery – one of the components of the annual adjustment mechanism of tariffs – was set at 5% of operating expenses and amortization charges (as compared to the 3% rate applied to total expenses and charges in the preceding regulated period).

Municipalities may request a contribution lower than 1% of revenues of distribution companies destined to cover supply costs of certain categories of customers.

The Regional Administrative Court in a decision published on February 16 cancelled the Authority’s decision. The latter filed a claim with the Council of State that on March 8, 2005 suspended the Regional Administrative Court’s decision while waiting for the judgment.

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power generation

Operating since 2000, EniPower manages Eni’s electricity business and owns power stations located at Eni’s sites in Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova, Brindisi and Ferrara with installed capacity of 3.3 gigawatts at December 31, 2004, with an increase of approximately 1.4 gigawatt over December 31, 2003, of these 0.1 gigawatt was of purchased capacity.

Eni is implementing a plan for expanding its electricity generation capacity, targeted at an installed capacity of 5.3 gigawatt in 2007 with production amounting to 32.5 TWh in the following year, corresponding to over 10% of electricity generated in Italy at that date. Planned capital expenditure amounts to approximately euro 2.2 billion.

New installed generation capacity will employ the CCGT technology (combined cycle gas fired), which allows to obtain high efficiency and low environmental impact. In particular, Eni estimates that given the same amount of energy (electricity and heat) produced, the use of the CCGT technology on a production of 32 terawatthour will allow to reduce emissions of carbon dioxide by approximately 11.8 million tonnes, as compared to emissions caused by conventional power stations, consistently with the provisions of the Kyoto Protocol.

Eni completed its development plan at Ferrera Erbognone and Ravenna, while construction is underway at Brindisi, Mantova and Ferrara.

Ferrera Erbognone. On May 14, 2004 the combined cycle power station was inaugurated, the first one in Italy after the opening up of the electric market. This power station has an installed capacity of approximately 1,030 megawatts articulated in three combined cycle units, two of them with approximately 390 megawatts capacity are fired with natural gas, the third one with approximately 250 megawatts capacity will be fired in part with natural gas and complemented with refinery gas obtained from the gasification of tar from visbreaking from Eni’s nearby Sannazzaro de’ Burgondi refinery.

Ravenna. Two new combined cycle 390 megawatts units started operations. Added to the existing 190 megawatts, the power station’s installed capacity reached approximately 970 megawatts.

Brindisi. Three new combined cycle units each with 390 megawatt capacity are under construction. When fully operational the power station will have a total capacity of approximately 1,320 megawatts, including already existing amounts. The completion of the power station is expected between the end of 2005 and the first quarter of 2006.

Mantova. Work is underway for the installation of two new combined cycle 390 megawatt units, the first one of which already performed its first parallel run with the national network. The second unit is expected to start operating in the second half of 2005, with full operation in early 2006. When completed, the power station will have a total installed capacity to approximately 840 megawatts. This power station will provide steam for heating purposes delivered to Mantova’s urban network through a remote heating system.

2002	2003	2004	Change	% Ch.

Purchases
Natural gas	(million cubic meters)	819	940	2,617	1,677	178.4
Other fuels	(thousand toe)	885	847	695	(152)	(17.9)
Sales
Electricity production sold	(terawatthour)	5.00	5.55	13.85	8.30	149.5
Electricity trading	(terawatthour)	1.7	3.1	3.1	..	..
Steam	(thousand tonnes)	9,302	9,303	10,040	737	7.9

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Ferrara. EniPower owns 51% of the share capital of Società EniPower Ferrara (SEF) in partnership with EGL Italia, an Italian affiliate of the Swiss group EGL. SEF started the construction of two new combined cycle units with a capacity of 390 megawatt each which will bring total installed capacity at Ferrara to 840 megawatts. Operations are expected to start in 2007. In 2004 some 80 megawatts of capacity were purchased.

In 2004, electricity production sold amounted to 13.85 terawatthour, increasing by 8.30 terawatthour, up 149.5% over 2003. Eni purchased 3.1 terawatthour from third parties in Italy and outside Italy. Sales of steam amounted to 10 million tonnes, with an increase of 737,000 tonnes over 2003, up 7.9%.

Capital expenditure

Capital expenditure in the Gas & Power segment totaled euro 1,446 million and related mainly to: (i) development and maintenance of Eni’s natural gas transmission network in Italy (euro 553 million); (ii) the continuation of the construction of combined cycle power plants (euro 451 million) in particular at Brindisi, Ferrara, Ferrera Erbognone, Mantova and Ravenna; (iii) development and maintenance of Eni’s natural gas distribution network in Italy (euro 168 million); (iv) the completion of the Greenstream gasline (euro 159 million) that started operations in October.

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refining & marketing

Within its strategy of improving fuel quality Eni launched the new BluSuper gasoline which reduces polluting emissions and guarantees better engine performance. This fuel anticipates the new EU requirements in force from 2009

The average throughput of Agip branded service stations in Italy increased by 4.5% (from 2.4 to 2.5 million liters) due to the network rationalization process, the commercial success of new fuels and of the Do-It-Yourself campaign that at year-end had 3.8 million customers provided with fidelity cards

Sales of fuels on Eni’s network in the rest of Europe reached over 4.4 billion liters, with a 15.1% increase over 2003 as a consequence of a selective development strategy in markets with interesting growth prospects where Eni can leverage on its well known brand name and on logistic and operational synergies

Within its strategy of concentration in Europe in downstream oil, Eni sold its entire interest in Agip do Brasil, operating in the distribution of refined products through over 1,500 service stations and of bottled LPG

(million euro)
2002	2003	2004

Revenues (1)	21,546	22,148	26,094
Operating income	321	583	965
Capital expenditure	550	730	669
Investments	54	10	46
Employees at period end (units)	13,757	13,277	9,224

(1)	Before elimination of intersegment sales.

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Supply and trading

In 2004, a total of 67.05 million tonnes of oil were purchased (63.4 in 2003), of which 35.73 million tonnes from Eni’s Exploration & Production segment1, 19.9 million tonnes under long-term contracts with producing countries, and 11.42 million tonnes on the spot market. Some 24% of oil purchased came from West Africa, 22% from North Africa, 16% from the North Sea, 17% from countries of the former Soviet Union, 11% from the Middle East, 7% from Italy and 3% from other areas. Some 32.39 million tonnes were resold, representing an increase of 1.19 million tonnes over 2003, up 3.9%. In addition, 3.10 million tonnes of intermediate products were purchased (3.43 in 2003) to be used as feedstocks in conversion plants and 18.8 million tonnes of refined products (17.73 in 2003) sold as a complement to own production on the Italian market (4.99 million tonnes) and on markets outside Italy (13.83 million tonnes).

Refining

Processing

In 2004 refinery intake processing on own account in Italy and outside Italy (37.68 million tonnes) increased by 2.25 million tonnes over 2003, up 6.4%, due mainly to: (i) increased intake processing in Italy (1.55 million tonnes, up 5.1%) in particular at the Gela, Taranto and Sannazzaro refineries, whose effects were offset in part by the impact of the maintenance standstill of the Livorno and Milazzo refineries; (ii) higher processing in the rest of Europe (0.7 million tonnes, up 19.3%) due essentially to higher processing at Ceska Rafinerska (Eni’s interest 16.33%), which, under the new organization defined in the second half of 2003, provides a processing service to shareholders proportional to their interests (formerly shareholders bought finished products from the refinery according to their requirements).

(1)	The Refining & Marketing segment purchased approximately 70% of the Exploration & Production segment’s oil and condensate production and resold on the market those crudes and condensates that are not suited to processing in its own refineries due to their characteristics or geographic area.

Petroleum products availability	(million tonnes)
2002	2003	2004	Change	% Ch.

Italy
Refinery intake in wholly-owned refineries	30.09	25.09	26.76	1.66	6.6
Refinery intake for third parties	(1.88)	(1.72)	(1.50)	0.22	(12.8)
Refinery intake in non owned refineries (1)	6.27	8.43	8.10	(0.33)	(3.9)
Refinery intake on own account	34.48	31.80	33.35	1.55	4.9
Consumption and losses	(1.91)	(1.64)	(1.64)	0.00	0.0
Products available	32.57	30.16	31.71	1.56	5.2
Purchases of finished products and change in inventories	6.27	5.86	5.07	(0.79)	(13.5)
Finished products transferred to foreign cycle	(5.56)	(5.19)	(5.03)	0.16	(3.1)
Consumption for power generation	(1.74)	(1.07)	(1.06)	0.01	(0.9)
Products sold	31.54	29.76	30.69	0.93	3.1
Outside Italy
Products available	2.98	3.36	4.04	0.68	20.2
Purchases of finished products and change in inventories	12.16	12.12	13.78	1.66	13.7
Finished products transferred from Italian cycle	5.56	5.19	5.03	(0.16)	(3.1)
Products sold	20.70	20.67	22.85	2.18	10.5
Sales in Italy and outside Italy	52.24	50.43	53.54	3.11	6.2

(1)	Include processing of Raffineria di Milazzo ScpA (Eni’s interest 50%) and Erg Raffinerie Mediterranee Srl (Eni’s interest 28%).

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Total intake processing (on own account and for third parties) on wholly owned refineries amounted to 26.75 million tonnes (25.09 in 2003) with full utilization of their overall balanced capacity. About 33% of all oil processed came from Eni’s Exploration & Production division (32.9% in 2003).

On December 26, 2004 a sea storm caused relevant damage to the Gela pier, owned by the Italian State but held in exclusive concession by the Raffineria di Gela SpA. This affected operations at the refinery as it prevented ships from unloading crude and from loading refined products. In order to minimize the impact on intake, maintenance works of some plants, due in 2005, were anticipated. In January and February 2005 approximately 330,000 tonnes of crude and intermediate products were processed, with an utilization rate of 40%.

On March 2, 2005 Eni sold to Erg SpA its 28% interest in Erg Raffinerie Mediterranee SpA and Erg Nuove Centrali SpA, anticipating the maturity (November 2006) of Eni’s put option, provided for by the agreement for the restructuring of the Priolo site signed on October 1, 2002. In order to guarantee the continuity of existing supply contracts of oil-based feedstocks to Polimeri Europa, Eni’s processing contract for about 2 million tonnes/year of crude oil retains validity until December 31, 2006 at the conditions (yields and payments) reflecting the current setup of the refinery.

As agreed in 2002, proceeds from the sale amounted to euro 106 million.

Distribution of refined products

In 2004 sales of refined products (53.54 million tonnes) increased by 3.11 million tonnes over 2003, up 6.2%, mainly due to higher sales outside Italy to oil companies and traders (3.05 million tonnes), on retail markets in the rest of Europe (0.45 million tonnes) and on wholesale markets in Italy (0.35 million tonnes). These increases were offset in part by the divestment of activities in Brazil (1.6 million tonnes).

Retail sales in Italy

Sales of refined products on retail markets in Italy (10.93 million tonnes) were in line with those of 2003; the effect of the sale/closure of service stations within the network rationalization process and of the decline in the number of highway concessions following bid procedures was almost entirely offset by higher sales in service stations with higher throughput. Market share declined by 0.3 percentage points from 36.6% to 36.3%. Average throughput (1,863,000 liters) increased by 50,000 liters over 2003, up 2.8%. Average throughput of Agip branded service stations increased by 4.5% (from 2,418,000 to 2,528,000 liters).

At December 31, 2004, Eni’s retail distribution network in Italy consisted of 7,244 service stations (49% of these owned by Eni), 46 less than at December 31, 2003, due to the closure of 167 service stations, and the decline in the number of highway concessions (11 units) offset in part by the positive balance (106 units) of purchases and releases of lease contracts, the opening of 24 new service stations and the awarding of 2 highway concessions.

Within its strategy of improving fuel quality, in June 2004 Eni started to sell the new BluSuper gasoline, which guarantees better engine performance and efficiency and reduces polluting emissions, thanks to its high antidetonating power resulting from a higher octane number (98 as compared to 95 of ordinary gasolines) and its lack of sulfur. BluSuper complements BluDiesel, sold since 2002, and is part of Eni’s strategy to improve the quality of its fuels, anticipating their compliance with EU regulations (mandatory from 2009) and targeting its offer to customers’ requirements, leveraging on Eni’s integrated refining-logistics-distribution

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system. In 2004 BluSuper sales amounted to 83 million liters. Agip branded service station selling BluSuper were about 1,000 at year-end corresponding to about 23% of the network.

In 2004 the renewal process of the car fleet in Italy in favor of diesel engines continued and determined an increase in the share of diesel fuel on total fuel sold (53.5% as compared to nearly 50% in 2003). In this context BluDiesel increased its market share with sales of 1.2 billion liters (up 37.8% over 2003), corresponding to approximately 21% of total diesel fuel volumes sold on the Agip branded network (16% in 2003) and to approximately 7% of all diesel fuel sales on the Italian market (5.2% in 2003). At the end of 2004 about 3,900 Agip branded service stations were selling BluDiesel (about 3,700 at December 31, 2003), corresponding to about 90% of the Agip network.

In 2004 Eni continued its Do-It-Yourself campaign which allows customers accessing self-service outlets provided with an electronic card to obtain price discounts or gifts in proportion to the total amount of purchased fuel. At year-end the number of cards distributed exceeded 3.8 million. Points registered by fidelity cards increased by about 50% over 2003. The amount of fuel purchased with the card was about 30% of all fuel sold on Agip branded service stations.

Within its rationalization strategy Eni sold its 50% interest in Finifast, a catering company, to its former partner Fini.

Retail sales outside Italy

Sales of refined products on retail markets in the rest of Europe (3.47 million tonnes) increased by 0.45 million tonnes, over 2003, up 14.9%, related to the progressive consolidation of service stations purchased in 2003, in particular in Spain, Germany and France.

Following the divestment of distribution activities in Brazil (which included 1,544 service stations at December 31, 2003) at December 31, 2004, Eni’s retail distribution network outside Italy was represented by service stations located only in the rest of Europe and consisted of 1,896 service stations, 83 more than at December 31, 2003, following purchases defined in 2003 in Germany (86 service stations), whose effects were offset in part by the closure of 11 service stations and the release of lease contracts (in Switzerland, Hungary and France).

Average throughput (2,393,000 liters) increased by 15,000 liters over 2003, up 0.6%.

Sales of refined products in Italy and outside Italy	(million tonnes)
2002	2003	2004	Change	% Ch.

Retail marketing	11.14	10.99	10.93	(0.06)	(0.5)
Wholesale marketing	10.64	10.35	10.70	0.35	3.4
	21.78	21.34	21.63	0.29	1.4
Petrochemicals	3.82	2.79	3.05	0.26	9.3
Other sales (1)	5.94	5.63	6.01	0.38	6.7
Sales in Italy	31.54	29.76	30.69	0.93	3.1
Retail rest of Europe	2.57	3.02	3.47	0.45	14.9
Retail Africa and Brazil	1.44	1.18	0.57	(0.61)	(51.7)
Wholesale marketing	5.65	6.01	5.30	(0.71)	(11.8)
	9.66	10.21	9.34	(0.87)	(8.5)
Other sales (1)	11.04	10.46	13.51	3.05	29.2
Sales outside Italy	20.70	20.67	22.85	2.18	10.5
	52.24	50.43	53.54	3.11	6.2

(1)	Includes bunkering, sales to oil companies and traders and MTBE sales.

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Wholesale sales and other sales

Sales on wholesale markets in Italy (10.70 million tonnes) increased by 0.35 million tonnes over 2003, up 3.4%,due mainly to higher sales of asphalt and fuel oil to the thermoelectric sector. Market share increased by 2.9 percentage points from 24.1 in 2003 to 27%.

Sales to petrochemical companies in Italy (3.05 million tonnes) increased by 0.26 million tonnes, up 9.3%, due mainly to increased demand for refinery products.

Outside Italy, wholesale sales (5.3 million tonnes) decreased by 0.71 million tonnes, down 11.8% due mainly to the divestment of activities in Brazil, whose effects were offset in part by higher sales in Germany, Spain and France.

Other sales (19.52 million tonnes) increased by 3.43 million tonnes, up 21.3%, due mainly to higher sales to traders and oil companies.

LPG

Retail and wholesale sales in Italy (680,000 tonnes) decreased by 30,000 tonnes, down 4.2% over 2003, while market share declined from 19.4 in 2003 to 19.1%. LPG sales to third parties through other channels, in particular to oil companies and traders, amounted to about 400,000 tonnes (30,000 tonnes more than in 2003, up 8.7%).

Outside Italy, LPG wholesale sales amounted to 1.09 million tonnes with a decrease of 630,000 tonnes, down 36.6% over 2003, due essentially to the divestment of activities in Brazil.

Divestment of activities in Brazil

Within its strategy of concentrating in downstream oil in Europe, effective July 1, 2004 Eni sold to the Brazilian company Petrobras its 100% interest in Agip do Brasil SA, engaged in the distribution of refined products through a network of over 1,500 service stations and in the sale of bottled LPG through a network made up of 25 bottling facilities and 26 storage sites. Proceeds from the sale, including net borrowings transferred, amounted to dollar 509 million.

Capital expenditure

In 2004 capital expenditure in the Refining & Marketing segment amounted to euro 669 million and concerned essentially: (i) refining and logistics (euro 420 million), in particular the construction of the tar gasification plant at the Sannazzaro refinery, efficiency improvement actions and adjustment of automotive fuel characteristics to new European specifications; (ii) the upgrade of the refined product distribution network in Italy (euro 164 million); (iii) the upgrade of the refined product distribution network and the purchase of service stations in the rest of Europe (euro 69 million, of which 20 million related to construction of new stations and purchases in particular in Germany, Spain and France).

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petrochemicals

(million euro)
2002	2003	2004

Revenues (1)	4,516	4,487	5,417
Operating income	(126)	(176)	271
Capital expenditure	145	141	99
Investments	1		6
Employees at period end (units)	7,258	7,050	6,565

(1)	Before elimination of intersegment sales.

Sales - production - prices

In 2004 sales of petrochemical products (5.299 million tonnes) increased by 33,000 tonnes, up 0.6% over 2003, due essentially to the increase registered in olefin sales related to a recovery in demand, whose effect was offset in part by declining sales in aromatics and intermediates, related to accidents and market problems, the divestment of the Baytown plant (thermoplastic rubber) and the shutdown of plants.

At December 31, 2004, Eni’s sales network covered 17 countries, with Italy accounting for 54% of sales, the rest of Europe for 40% and the rest of the world for 6% (52%, 41% and 7%, respectively in 2003).

Production (7,118,000 tonnes) increased by 211,000 tonnes, up 3.1% over 2003, due in particular to higher olefin production. Total nominal production capacity decreased by 2.1% over 2003, due essentially to the divestment of the Baytown plant, the shutdown of the Ravenna polybutadiene manufacturing line and the Porto Marghera butadiene plant. The average capacity utilization rate calculated on nominal capacity increased by 3.9 percentage points (from 71.3% to 75.2%), due mainly to an increased utilization rate of crackers and the favorable effect of the shutdown of plants with low utilization rate.

About 36.7% of total production was directed to Eni’s own production cycle (38.4% in 2003). Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 22% of requirements (31% in 2003).

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The prices of Eni’s main petrochemical products increased on average by 20.8%, with the most relevant increases in aromatics (up 40.6%), intermediates (up 29.5%) and polyethylene (up 27.9%).

Basic petrochemicals

Sales of basic petrochemicals (2,766,000 tonnes) increased by 62,000 tonnes over 2003, up 2.3%, due to increases registered in olefins (up 7.2%, in particular ethylene and butadiene) due to a recovery in demand, whose effects were offset in part by lower aromatics sales (down 5.2%), related in particular to the standstill of the Priolo plant, lower trading activities, and lower intermediate sales (down 2.3%), due mainly to lower acetone and phenol availability related to a standstill for an accident occurred at the Porto Torres dock.

Basic petrochemical production (4,236,000 tonnes) increased by 222,000 tonnes over 2003 (up 5.5%) mainly in olefins due to higher utilization rates of plants and a decline in standstills.

Styrene and elastomers

Styrene sales (709,000 tonnes) decreased by 14,000 tonnes over 2003, down 2%, due mainly to lower ABS/SAN sales (down 5.9%) related to the rationalization of the customer/product portfolio caused be the impending shutdown of the Ravenna plant, expected in the first half of 2005, and lower styrene sales. These negative factors were offset in part by increased expandable polystyrene sales pushed by increasing demand especially in Eastern Europe in the segment of thermal insulation and industrial packaging.

Elastomer sales (441,000 tonnes) decreased by 7,000 tonnes over 2003, down 1.5%, due mainly to the shutdown of the Ravenna polybutadiene rubber line (in late 2003) and the divestment of the Baytown (USA). These negative factors were offset in part by an about 8% increase in other product sales, in particular SBR rubber (up 24%), TPR rubber (up 20%) and EPR rubber (up 19.5%) pushed by the increase in demand. Latex sales declined (down 2.2%), due to problems in one relevant market.

Production of styrene (1,118,000 tonnes) was substantially stable as compared to 2003. Lower ABS/SAN production (down 11%), related to the planned capacity reduction was offset by higher expandable polystyrene production (up 8%) related to increasing demand.

Elastomers production (488,000 tonnes) decreased by 4%, due to divestments and shutdowns. Without taking into account these factors, production increased by approximately 11%, with increases higher than 20% in EPR and SBR rubber, in line with the increase in demand.

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Polyethylene

Sales of polyethylene (1,383,000 tonnes) were substantially stable as compared to 2003.

Production (1,276,000 tonnes) increased by 1.4%, in line with the trends in demand; the most significant increases concerned EVA (up 11%) and LLDPE (up 1.2%), while HDPE production declined (down 1.6%).

Capital expenditure

In 2004, capital expenditure amounted to euro 99 million and concerned in particular actions for improving the efficiency of plants and streamlining (euro 58 million) and actions for environmental protection and for complying with safety and environmental regulations (for a total of euro 41 million).

Product availability	(thousand tonnes)
2002	2003	2004	Change	% Ch.

Basic petrochemicals	4,304	4,014	4,236	222	5.5
Styrene and elastomers	1,538	1,634	1,606	(28)	(1.7)
Polyethylene	1,274	1,259	1,276	17	1.4
Production	7,116	6,907	7,118	211	3.1
Consumption of monomers	(2,607)	(2,651)	(2,615)	36	(1.4)
Purchases and change in inventories	984	1,010	796	(214)	(21.2)
	5,493	5,266	5,299	33	0.6

Sales	(thousand tonnes)
2002	2003	2004	Change	% Ch.

Basic petrochemicals	2,894	2,704	2,766	62	2.3
Styrene and elastomers	1,151	1,171	1,150	(21)	(1.8)
Polyethylene	1,448	1,391	1,383	(8)	(0.6)
	5,493	5,266	5,299	33	0.6

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oilfield services construction and engineering

(million euro)
2002	2003	2004

Revenues (1)	4,546	6,306	6,494
Operating income	298	311	260
Capital expenditure	233	278	209
Investments	1,055	9
Employees at period end (units)	29,091	26,457	26,740

(1)	Before elimination of intersegment sales.

Orders acquired and order backlog

Orders acquired in 2004 amounted to euro 5,784 million. About 90% of new orders acquired was represented by work to be carried out outside Italy, and 14% by work originated by Eni companies. Eni’s order backlog was euro 8,521 million at December 31, 2004 (euro 9,405 million at December 31, 2003). Projects to be carried out outside Italy represented 84% of the total order backlog, while orders from Eni companies amounted to 8% of the total.

(million euro)
2002	2003	2004	Change	% Ch.

Orders acquired		7,852	5,876	5,784	(92)	(1.6)
Oilfield Services Construction		5,454	4,298	4,387	89	2.1
Engineering		2,398	1,578	1,397	(181)	(11.5)
Originated by Eni companies	(%)	12	11	14
To be carried out outside Italy	(%)	96	91	90
Order backlog		10,065	9,405	8,521	(884)	(9.4)
Oilfield Services Construction		5,158	5,225	5,306	81	1.6
Engineering		4,907	4,180	3,215	(965)	(23.1)
Originated by Eni companies	(%)	13	10	8
To be carried out outside Italy	(%)	78	81	84

The engineering order backlog declined by euro 865 million due in particular to the postponement of many projects on reference markets and of the depreciation of the dollar over the euro. In the first quarter of 2005, the activity recovered somewhat and orders were acquired for approximately euro 3 billion, in particular the following contracts were awarded: (i) from Abu Dhabi Gas Industries (GASCO) for the Ruwais 3rd LNG Train project for NGL

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(natural gas liquids) production from the F and G wells of the Thalama field; (ii) in cooperation with SNC Lavalin for the engineering, procurement and construction of three plants for the hydrotreatment of oil distillates with a total capacity of approximately 130,000 barrels/day in the Canadian Natural Resources Ltd complex at Fort McKay, Canada within the Horizon Oil Sands project; (iii) from Saudi Aramco for the construction of a natural gas treatment and compression plant in Hawiyah in Saudi Arabia.

Main orders won

The most significant orders won in 2004 in oilfield services and construction were:

in the Offshore construction area:

•	in the Middle East: two offshore contracts for Dolphin Energy Ltd for the engineering, procurement and laying of two gas pipelines each 12-kilometer long and one pipeline 372-kilometers long from the North Field offshore Ras Laffan in Qatar to the onshore terminal of Taweelah in the United Arab Emirates. Works will be performed between the second quarter of 2004 and the first half of 2006, and the installation will be carried out by the Castoro 6 and Castoro 10 vessels;
•	in the North Sea: a contract for BBL Co for the installation of a pipeline 230-kilometer long with a 36 inch diameter to transport natural gas across the North Sea from Callantsoog on the north western Dutch coast to Bacton on England’s east coast. The vessel Castoro 6 will carry out the pipelaying between the second and third quarter of 2006;
•	in China a contract for Hong Kong Electric Co Ltd for the engineering, procurement, transport and installation of a 92-kilometer long underwater pipeline from the Guangdong LNG terminal to Lamma island near Hong Kong. The pipeline will be installed during the first half of 2005 by the Castoro 2 vessel;
•	in West Africa: a contract for Total Exploration & Production Angola for the engineering, procurement, construction, installation and pre-commissioning of subsea umbilicals, risers and flowlines for the sub-sea development of the Rosa field, as a tie back to the Girassol FPSO vessel in Block 17 in a water depth of approximately 1,400 meters. The vessels Saipem 3000 and Saibos FDS will carry out the job between the first and third quarter of 2006;
•	in the Caspian Sea: four contracts: (i) two for Azerbaijan International Operating Co within Phase 3 of the development of the Azeri-Chirag-Gunashli field. The first one for the construction of a template and two jackets and associated piles, with a total weight in excess of 45,000 tonnes, and the second for transport and installation activities of two platforms including a template, two jackets and two topsides. These works are due to be completed by 2007; (ii) the third one in January 2005 for the North Caspian Sea consortium for the construction, assembly, transport and installation of 45 piles and 2 flares, along with the installation of 16 module barges at the Ersai yard (Eni’s interest 22%). Works are scheduled to be completed by 2007; (iii) the fourth from the North Caspian Sea consortium for engineering, procurement, laying and installation of pipelines, optic fiber and umbilical cables. The installation activities, scheduled to be completed between 2006 and 2007, will be carried out using a new purpose-built pipelaying barge.

In the Liquefied Natural Gas area two turnkey contracts were awarded: (i) the first one, in joint venture with Sofregaz for Gaz de France for the construction of a regasification terminal at Fos Cavaou in France, which includes engineering, procurement, construction of the overall terminal facilities, including three LNG storage tanks for 110,000 cubic meters each, the associated marine works and the regasification facilities. The plant will have a treatment capacity of over 8 billion cubic meters/year; (ii) the second one, in consortium with the Belgian companies CFE, Fontec and Fluxys, for the extension from 4.5 to 9 billion cubic meters/year of natural gas of the Zeebrugge LNG regasification terminal on the Belgian

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coast. It includes engineering, procurement, construction of the facilities for the extension of the terminal, including one LNG storage tank for 140,000 cubic meters and the regasification facilities.

In the Onshore Construction area two contracts were acquired: (i) the first one for NAOC for the engineering, procurement and construction of a 82-kilometer long gas pipeline in the Niger Delta connecting Rumuji to the Bonny liquefaction plant; (ii) the second one for Shell Petroleum Development Co of Nigeria Ltd for engineering, procurement and construction of additional facilities at the LNG Gas Supply Plant located in Soku, Nigeria, to increase its capacity.

In the Leased FPSO area a contract for Repsol YPF for the extraction of the fuel oil from the wreck of the Prestige, the oil tanker sunk offshore Galicia, Spain, in November 2002.

In the Onshore drilling area, in January 2005, a contract for the North Caspian Sea consortium for drilling activities in Block D of the Kashagan field utilizing two drilling rigs owned by the client.

In the Offshore drilling area in January 2005 two contracts were acquired. The first one for Saudi Aramco involving the offshore drilling rig Perro Negro 2 for activities to be performed offshore Saudi Arabia for three years starting in the second half 2005. The second one for Petrobel involves the renewal of Perro Negro 4 utilization for two years for workover activities on the Belayim field offshore Egypt.

Main orders won in engineering concerned mainly the Upstream area, in particular: (i) a contract in joint venture with Technip, Kellog Brown Root for Nigeria LNG Ltd JGC for engineering, procurement and construction of the sixth liquefaction train with a capacity of 4 million tonnes/year at the Bonny plant in Nigeria. The same joint venture already built the first four trains and is completing the fifth one; (ii) a contract in joint venture with Chiyoda Corporation for Ras Laffan Liquefied Natural Gas Co Ltd II for engineering, procurement and construction of the fifth liquefaction train with a capacity of 4.7 million tonnes/year at the Ras Laffan complex in Qatar. The contract confirms the success of the joint venture in the construction of the third and fourth train; (iii) a contract in joint venture with Chiyoda and Mitsui & Co Ltd, for the development of the Ras Laffan - Al Khaleej Gas Project Phase 1 project in Qatar for Exxon Mobil. This is an expansion of the contract acquired in 2003. The project aims at recovering LPG and natural gasoline and includes a complex for the separation, recovery and treatment of natural gas with a capacity of 7.7 billion cubic meters/year.

In the Chemical complex area, a contract in a consortium with Yanes y Asociados for Superoctanos for the engineering, procurement and construction of a plant for the manufacture of iso-octane with a capacity of 380,000 tonnes/year. The plant will operate with a proprietary technology (Eni-Ecofuel) and provides for the conversion of the existing MTBE plant in Jose, Venezuela.

CEPAV Uno and CEPAV Due

Eni holds interests in the CEPAV Uno (50.36%) and CEPAV Due (52%) consortia that in 1991 signed two contracts with TAV SpA to participate in the construction of the tracks for high speed/high capacity trains from Milan to Bologna (under construction) and from Milan to Verona (in the design phase).

As part of the project for the construction of the tracks from Milan to Bologna, an addendum to the contract between CEPAV Uno and TAV SpA was signed on June 27, 2003, redefining certain terms and conditions. Works completed at the end of 2004 corresponded to 60% of the total contractual price in line with the contractual obligations; however, the existence of obstacles, made known to the client, might slow down the continuation of works in 2005 and beyond.

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As concerns the Milan-Verona portion, in December 2004 CEPAV Due presented the final project, prepared in accordance with Law No. 443/2001 on the basis of the preliminary project approved by the CIPE.

The final project will be examined by TAV, presented to the Conferenza dei Servizi and approved by CIPE for approval.

Infrastrutture SpA, a company established by the Italian Government in order to collect resources for financing the works contemplated by the mentioned law, is collecting the resources for the whole work and for the preliminary activities for the signature for the contract.

As concerns the arbitration procedure requested by the consortium against TAV for the recognition of damage related to TAV’s belated completion of its tasks, in September 2004 a technical survey was requested by the arbitration committee, that is expected to be completed by mid-2005. The date for the final decision was set at January 31, 2006.

Capital expenditure

In 2004, capital expenditure in the Oilfield Services, Construction and Engineering segment amounted to euro 209 million and concerned mainly: (i) the construction and upgrade of logistical support means in Kazakhstan, Angola and Nigeria; (ii) the completion of interventions on the semi-submersible platforms Scarabeo 3 and Scarabeo 4, on the Perro Negro 3 jack-up and on the Castoro 8 pipelaying vessel; (iii) the purchase of plant and equipment required for the Sakhalin project in Russia.

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governance and corporate responsibility

introduction

The challenge that the international community will have to face in the next few years is represented by the need to find a balance between the requirements for economic growth, an increase in consumption, an improvement in standards of living and development prospects, the respect for the territory and the quality of the environment. In this area, the oil industry will have to play a major role, in particular by developing innovative technologies to make energy sources with the lowest possible environmental impact accessible and available.

For Eni this means continuing to meet the demand for energy through an operating strategy and a business conduct aimed at minimizing the impact of extractive activities on the territory, increasing energy efficiency, paying constant attention to the health and safety of its employees and of the population; developing products and processes that are more compatible with the environment, promoting greater capacity for dialogue and involvement with all its stakeholders.

Over the years Eni has been performing its activities in a responsible manner, fully respecting national laws, international conventions and guidelines in the areas of human rights, labor standards and environmental protection, based on the values and principle of loyalty, fairness, transparency and efficiency, as stated in its Code of Conduct.

Continuing on its distinctive path, that allowed it to integrate with different cultures and countries, Eni intends to continue investing in the enhancement of the managerial and technical skills of its human resources and in the strengthening of all those factors – management systems, operating modes, scientific and technical development – that enable the Company to pursue long-term goals of growth and profitability, aimed at sustainable development and to greater competitivity on international markets.

Principles

Business ethics

Respect of stakeholders

Workers’ protection and equal opportunities

Development of professional skills

Respect of diversity

Respect of human rights

Cooperation

Protection of health and safety

Environmental protection

Eni and the Global Compact
In 2001 Eni joined the Global Compact initiative of the United Nations and its fundamental principles, aimed at promoting among members of civil society, and in particular business, greater awareness of human rights, labor standards, environmental protection and the fight against corruption. In 2004 Eni continued to promote corporate practices in line with these principles. With respect to human rights and security, in Nigeria Eni adopted a security policy based on the respect of the population rights and on a constant dialogue with local communities. In the area of labor rights, Eni renewed with workers’ unions the agreement on the European Works Council and the agreement on international industrial relations and corporate social responsibility. On environment, Eni publishes a yearly Health, Safety and the Environment Report which describes the actions taken during the year in terms of response to climate change, consumption of raw materials, soil protection, biodiversity, waste management, mitigation of impact on territories, etc. With reference to proper conduct, Eni adopted a specific organization, management and control model, in compliance with Italian laws implementing OECD directives on administrative responsibility of companies.

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Recognition from financial markets

In 2004 Eni confirmed its standing on financial markets in terms of governance and corporate social responsibility. For the fourth consecutive year Eni was included in the E. Capital Partners’ Ethical Index Euro and Ethical Index Global; it was also included in the ASPI Eurozone Index (Advanced Sustainable Performance Indices) of the European rating agency Vigeo, which rates the performance of the 120 European companies listed in the Dow Jones Euro STOXX according to sustainability and CSR criteria. For the third consecutive year Eni obtained the highest ethical rating among companies listed on the Italian Stock Exchange in the ranking of the European Investment Agency based on the respect of a number of ethical principles set by the United Nations, OECD, ILO and the European Union.

New publication

In November 2004 Eni published “Corporate responsibility - values and practices” with the aim of highlighting its values, principles and practices on the issues related to the Company’s sustainable growth. This document is available on Eni’s web site, in the area dedicated to publications.

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corporate governance

Appropriate conduct

Due to the complex scenario in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviors contrary to such principles. These values are stated in a “Code of Conduct” whose observance by employees is evaluated by the Board of Directors, based on the annual report of the Guarantor for the Code of Conduct. The Code of Conduct is published in Eni’s internet site (www.eni.it).

In its meeting of January 20, 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the “Code”) and, pursuant to a thorough review of the matter, underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In accordance with the request of Borsa Italiana SpA, in particular the “Guidelines for the preparation of the yearly report on corporate governance” of February 12, 2003, follows information on Eni’s corporate governance system. In preparing this report account has been taken also of the “Guide to the preparation of the report on corporate governance” published by Assonime and Emittenti Titoli SpA in March 2004.

Eni’s organizational structure

Eni’s organizational structure follows the traditional model of companies in which management is exclusively entrusted to the Board of Directors, which is the central element of Eni’s corporate governance system. Monitoring functions are entrusted to the Board of Statutory Auditors and accounting control is entrusted to external auditors appointed by the Shareholders’ Meeting.

The Board of Directors delegated specific powers to the Chairman and Managing Director, who are the representatives of the company according to article 25 of Eni’s by-laws.

In accordance with internationally accepted principles of corporate governance, the Board of Directors established committees with consulting and proposing functions.

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The Board of Directors

Competencies

According to its decision of September 17, 2003, in addition to exclusive competencies entrusted to it by art. 2381 of the Civil Code, the Board of Directors has reserved the following tasks:

1.	to define corporate governance rules for the Company and Group companies, including the appointment, definition of functions and regulations of Board Committees;
2.	to define guidelines for the internal control system, based on indications provided by the relevant Board Committee, and to monitor the effectiveness and modes of managing main corporate risks;
3.	to examine and approve the main features of corporate and Group organization, checking the effectiveness of the organization and administration setup prepared by the Managing Director;
4.	to determine – on proposal of the Managing Director – strategic guidelines and objectives at the Company and Group level;
5.	to examine and approve multi-annual strategic, industrial and financial plans at the Company and Group level;
6.	to examine and approve yearly budgets of Divisions, of the Company and the consolidated Group budget;
7.	to evaluate and approve quarterly accounts and related disclosures and any other period accounts and related disclosures provided for by the law and to compare quarterly results with planned results;
8.	to evaluate the general trends in operations with specific attention to possible conflicts of interest;
9.	to examine and approve strategically relevant agreements;
10.	to receive from Directors entrusted with specific powers timely reports describing the activities performed under such powers and the most relevant transactions, according to a specific previously agreed definition, and any atypical or unusual relations and transactions with related parties;
11.	to receive from Board Committees periodic reports on activities performed, according to previously agreed definitions and timetables;
12.	to attribute, modify and revoke powers to Directors, defining their limits and modes of execution, determining the compensation related to such powers, after consultation with the Board of Statutory Auditors. To deliver guidelines to empowered Directors and to recall to itself transactions included in the delegated power;
13.	to approve, based on the indications of the relevant Committee, the adoption and implementation of share incentive plans and to define the compensation criteria of top managers;
14.	to appoint, revoke and delegate powers to general managers, on proposal of the Managing Director and in agreement with the Chairman;
15.	to decide major sale and purchase transactions of the Company and to provide a pre-emptive evaluation of those concerning Group companies, in particular:
a)	sale and purchase transactions as well as conferral of real estate, investments, companies of amounts exceeding euro 50 million;
b)	capital expenditure in tangible and intangible assets with great significance for the Group in terms of strategic impact and risks, and however all those of amounts

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exceeding euro 100 million, as well as any portfolio and exploration initiatives of the Exploration & Production segment in new areas;
c)	the provision of loans from Eni or its subsidiaries to third parties;
d)	the provision from Eni of personal and real guarantees to third parties in the interest of Eni or its subsidiaries of amounts exceeding euro 50 million;
e)	the provision of loans from Eni or its subsidiaries to affiliates as well as of real and personal guarantees on their bonds of amounts exceeding euro 50 million and, in any case, if the amount is not proportional to the stake held in the affiliate;
16.	to examine and decide any proposal of the Managing Director concerning voting and appointment of members of the Board of Directors and the Board of Statutory Auditors of major subsidiaries;
17.	to formulate all the proposals of decisions to be presented to the Shareholders’ Meeting.

Delegate powers

The Board entrusted the Chairman with powers to conduct strategic international relations and the Managing Director with all managing powers except those that cannot be delegated and those reserved to the Board.

In accordance with article 27 of Eni’s by-laws, the Chairman chairs Shareholders’ Meetings, convenes and chairs Board of Directors meetings and oversees the implementation of decisions made by it.

In accordance with article 23 of Eni’s by-laws, the Chairman and the Managing Director report timely to the Board of Statutory Auditors, at least quarterly and at each Board meeting, on activities performed and major transactions of Eni and its subsidiaries, in particular on those in which they have a direct or indirect interest.

In accordance with article 2391 of the Italian Civil Code, Directors inform other Directors and the Board of Statutory Auditors of any interest they may have, directly or on behalf of third parties, in any transaction of Eni.

Appointment

In accordance with article 17 of Eni’s by-laws, the Board of Directors is made up by 3 to 9 members. The present Board of Directors is made up by 8 members elected by the Shareholders’ Meeting of May 30, 2002 for a three-year term, their mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. The Minister for Economy and Finance chose not to appoint one member of the Board, in agreement with the Minister of Productive Activities, as per article 6 of Eni’s by-laws. The appointment of the Board of Directors (except for the Director appointed by the Economy and Finance Minister in agreement with the Minister of Productive Activities) calls for a list vote. Only shareholders who, alone or with others represent at least 1% of voting shares at an ordinary meeting have the right to present lists for the appointment of directors and auditors, as well as the Board of Directors (that never made use of this right). Each shareholder can present or participate in presenting only one list. Companies controlling a shareholder and joint controlled companies cannot present, nor participate in presenting other lists, meaning by subsidiaries the companies described in article 2359, line 1 of the Civil Code.

The lists must be deposited at Eni’s headquarters at least ten days before the date set for the Shareholders’ Meeting on first call (20 days in case of the Board of Directors presenting a list) and published on newspapers with national distribution and must include a resume of each candidate.

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Board members must comply with the honorability and independence requirements provided for by applicable regulations, as well as the professionalism and experience required for performing their duties with efficacy and efficiency, to which they are expected to dedicate adequate time and resources.

Composition

The current Board of Directors is formed by the Chairman, Roberto Poli, the Managing Director, Vittorio Mincato, and directors, Mario Giuseppe Cattaneo, Alberto Clô, Renzo Costi, Dario Fruscio, Guglielmo Antonio Claudio Moscato and Mario Resca. Roberto Poli, Vittorio Mincato, Dario Fruscio, Guglielmo Antonio Claudio Moscato and Mario Resca were candidates included in the list of the Ministry of Economy and Finance; Mario Giuseppe Cattaneo, Alberto Clô and Renzo Costi, were in the list presented by institutional investors coordinated by Arca SGR SpA. The Secretary of the Board of Directors is Piergiorgio Ceccarelli, a manager employee of Eni.

Based on information received, follows information on positions held in other Board of Directors or Boards of Statutory Auditors of listed companies, financial or insurance or large companies by members of Eni’s Board of Directors. Their professional curriculum is available on Eni’s internet site.

Roberto Poli

Chairman of the Board of Directors of Poli e Associati SpA; Board member of Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA and G.D. SpA; general partner of Brafin SapA.

Mario Giuseppe Cattaneo

Chairman of the Board of Directors of CBI Factor SpA; Board member of Unicredito Italiano SpA, Luxottica Group SpA, Banca Lombarda SpA and Fin. Bansel SpA.

Alberto Clô

Board member of ASM Brescia SpA, De Longhi SpA, Italcementi SpA and Società Autostrade SpA.

Mario Resca

Board member of Mondadori SpA. Special manager of the Cirio Del Monte Group, under special management.

On February 28, 2005, Eni’s Board of Directors, in accordance with the provisions of the Code, evaluated the statements presented by Board members and established that non executive Board members and the Chairman are independent as they do not have any economic relationship with Eni and Eni Group companies, with the Managing Director and with the Ministry of Economy and Finance, Eni’s major shareholder, such as to bias their autonomous judgment nor are they close relatives of the Managing Director. The Managing Director of Eni is an employee of Eni.

Eni’s by-laws do not indicate a specific frequency of meetings. In 2004 the Board of Directors met 18 times (19 in 2003) for an average length of four hours per meeting. The public is informed of the dates of meetings convened for the approval of interim results, of periodic reports as provided for by applicable laws as well as the dates of Shareholders’ Meetings.

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Functioning

The Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board meetings, and, in concert with the Managing Director, defines agenda items. Notice is sent by mail, fax or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s by-laws allow meetings held by teleconference, provided that all participants can be identified and are allowed to participate in real time. The meeting is deemed held in the location where Chairman and Secretary are present.

Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions, except for urgent cases and those for which confidentiality is deemed necessary. In 2004 on average 90% of Board members participated to Board meetings and 88% of independent non executive Board members.

Compensation

Board member compensation is determined by the Shareholders’ Meeting, while remuneration levels of the Chairman and Managing Director are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors. In line with Consob provisions, the section “Other Information” of Eni SpA statutory financial statements indicates: (i) compensation paid to Board members, Statutory Auditors and General Managers; (ii) subscription rights for Eni shares assigned within three years for no consideration (stock grant) and stock options attributed to the Managing Director and to General Managers; (iii) number of shares of Eni SpA and of Eni companies held by Board members, Statutory Auditors and General Managers. Information as per (i) and (ii) are included also in the notes to Eni SpA’s statutory financial statements.

On May 30, 2002 the Shareholders’ Meeting determined the annual compensation of the Chairman (euro 250,000) and of Board members (euro 68,000). The Shareholders’ Meeting of May 28, 2004, increased directors compensation to euro 100,000. In its meeting of May 30, 2002 the Shareholders’ Meeting also determined a variable compensation up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member to be paid in accordance with Eni’s positioning as compared to the other seven major international oil companies for market capitalization in terms of total return to shareholders in the reference year. The variable portion of compensation is paid to the Chairman for euro 80,000 or euro 40,000 and to each Board member for euro 20,000 or euro 10,000, respectively, if Eni’s return to shareholders is rated first or second, or third or fourth in the rating of return to shareholders of the seven major oil companies. Below fifth position no variable compensation is paid. In the meeting of July 6, 2004, the Board confirmed that Eni in 2003 rated fifth in the mentioned positioning, therefore no variable compensation was paid. In addition, Board members receive euro 1,000 for the participation to each meeting of the Board and of Board committees, along with any expense incurred for performing their duties.

With reference to the powers delegated to the Chairman and Managing Director, the Board of Directors determined their compensation, made up of a fixed and a variable part.

The variable part of the compensation of Chairman and Managing Director, as well as the variable part of the compensation of Eni’s top management (General Managers of divisions and managers holding positions directly reporting to the Chairman and Managing Director) is related to the achievement of specific economic and operating objectives (profitability, efficiency, strategic projects) and share price objectives (price of Eni shares, comparative total return to shareholders). With reference to Eni’s performance in 2003, 43% of the remuneration of the Chairman and of the Managing Director was variable, 40% of that of the top management. The variable part of compensation includes, beside the monetary component, Eni’s stock grant plans (see specific information on stock options and stock grants in Note 29 to Eni’s consolidated financial statements, below).

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Compensation of directors, statutory auditors and general managers

The following table contains details of compensation of directors, statutory auditors and general managers.

Pursuant to Consob Decision No. 11971 of May 14, 1999, as amended, compensation of Directors of Eni, statutory auditors and general managers of Eni’s divisions is reported in the table below, which includes all the persons who held a position in 2004, also for a fraction of the year.

•	The column “Compensation for positions held at Eni SpA” includes compensation decided by the shareholders’ meeting and compensation of the Chairman and the Managing Director set by the Board of Directors, in agreement with the Board of Statutory Auditors, pursuant to article 2389, subsection 3 of the Italian Civil Code;
•	the column “Non monetary benefits” indicates all fringe benefits, including insurance policies;
•	the column “Bonuses and other incentives” indicates the variable part of the compensation of the chairman, and of the salary of the Managing Director and General Managers of Eni’s divisions (employees of Eni);
•	the column “Other compensation” indicates the salary of the Managing Director and of the General Managers (employees of Eni), as well as the compensation for positions held by Statutory Auditors in other Eni companies.

(thousand euro)
Name	Position	Term of appointment	Expiry of appointment (1)	Compensation for position	Non cash benefits	Bonuses and other incentives (*)	Other compensation	Total

Board of Directors
Roberto Poli	Chairman	01.01-31.12	30.05.05	520	7	142			669
Vittorio Mincato	Managing Director	01.01-31.12	30.05.05	509		735	922		2,166
Mario Giuseppe Cattaneo	Board Member	01.01-31.12	30.05.05	108					108
Alberto Clô	Board Member	01.01-31.12	30.05.05	110					110
Renzo Costi	Board Member	01.01-31.12	30.05.05	110					110
Dario Fruscio	Board Member	01.01-31.12	30.05.05	102					102
Guglielmo Moscato	Board Member	01.01-31.12	30.05.05	112					112
Mario Resca	Board Member	01.01-31.12	30.05.05	105					105
Board of Statutory Auditors
Andrea Monorchio	Chairman	01.01-31.12	30.05.05	114					114
Luigi Biscozzi	Statutory Auditor	01.01-31.12	30.05.05	91			46	(2)	137
Paolo Andrea Colombo	Statutory Auditor	01.01-31.12	30.05.05	91			32	(3)	123
Filippo Duodo	Statutory Auditor	01.01-31.12	30.05.05	90			54	(4)	144
Riccardo Perotta	Statutory Auditor	01.01-31.12	30.05.05	90			45	(5)	135
General Managers
Gilberto Callera	R&M Division	01.01-13.04				798	243		1,041	(6)
Stefano Cao	E&P Division	01.01-31.12				280	644		924
Luciano Sgubini	G&P Division	01.01-31.12				353	574		927
Angelo Taraborrelli	R&M Division	14.04 -31.12				129	317		446
				2,152	7	1,863	2,877		6,899

(*)	Related to performance in 2003.
(1)	Appointment expires with the Shareholders’ Meeting approving Eni’s financial statements for 2004.
(2)	Includes compensation for appointment as statutory auditor of Syndial SpA and Polimeri Europa SpA.
(3)	Includes compensation for appointment as statutory auditor of Saipem SpA.
(4)	Includes compensation for appointment as statutory auditor of Snamprogetti SpA, Chairman of the Board of Statutory Auditors of CEPAV (Consorzio Eni per l’Alta Velocità) Uno and Chairman of the Board of Statutory Auditors of CEPAV (Consorzio Eni per l’Alta Velocità) Due from February 24, 2004.
(5)	Includes compensation for appointment as statutory auditor of Enifin SpA and Chairman of the Board of Statutory Auditors of Snam Rete Gas SpA from April 27, 2004.
(6)	Includes employee termination indemnities (euro 798,000).

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Board committees

In order to carry out its tasks more effectively, the Board of Directors has instituted three advisory Committees: the Internal Control Committee and Compensation Committee, formed exclusively by independent, non-executive Board members, and the International Oil Committee in which also the Managing Director participates. Board members, as said above, receive euro 1,000 for each participation in Board committees.

The Committees are formed as follows:

Internal Control Committee: Mario Giuseppe Cattaneo (Chairman), Alberto Clô, Renzo Costi and Guglielmo Antonio Claudio Moscato.

Compensation Committee: Mario Resca (Chairman), Mario Giuseppe Cattaneo, substituted in February 2004 by Roberto Poli, and Renzo Costi.

International Oil Committee: Alberto Clô (Chairman), Dario Fruscio, Vittorio Mincato and Guglielmo Antonio Claudio Moscato.

The Code suggests the creation of a “Nominating Committee” in the companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed in consideration of the shareholding characteristics of Eni and of the fact that Directors are appointed on the basis of candidate lists submitted by shareholders or by the Board of Directors.

Internal Control Committee

The Internal Control Committee, established by the Board of Directors in 1994, based on the decisions adopted by the Board on October 18, 2000 and November 7, 2003, holds functions of supervision, counsel and proposal in the area of monitoring general management issues.

In the meeting of November 7, 2003, the Board approved the Committee’s regulation and specified its functions (the regulation is available on Eni’s internet site). In its meeting of November 28, 2003, the Board appointed Mario Giuseppe Cattaneo Chairman of the Internal Control Committee.

In the course of 2004 the Internal Control Committee convened 15 times, with an average participation of 88% of its members, and has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) monitored the initiatives taken by Eni and the results of action undertaken after being informed of improper payments on the part of representatives of suppliers of EniPower to a manager of said company; (iv) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for external audit companies to examine the essential features of 2003 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controls at Eni SpA and its subsidiaries; (v) analyzed the competencies attributed to it by the Board of Directors with the approval of the new regulation; (vi) examined the results of an analysis on audit structures in other Italian Group companies; (vii) monitored the activities devised by Eni for the application of the “Model of organization, management and control” as per Legislative Decrees No. 231/2001 and No. 61/2002; (viii) examined reports received on the activity of the newly established internal monitoring unit as per Legislative Decree No. 231/2001; (ix) examined the implications related to the definition of a procedure on the treatment of anonymous reports; (x) examined the results of the bid for the conferral of the function of external auditors for the 2004-2006 period and expressed to the Board its favorable opinion for the appointment of PricewaterhouseCoopers as external auditor for 2004-2006 financial statements; (xi) examined the audit plans for 2004 financial statements and the reports required by document No. 260 of audit principles “Comments on events related to audits addressed to persons responsible for corporate governance”, as well as the activities

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performed by the Groups’ external auditors in 2004; (xii) reviewed the situation appointments conferred in 2002 and 2003 by Eni and its consolidated subsidiaries and affiliates to external auditors registered with Consob and related subjects; (xiii) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (xiv) monitored the appointment of additional functions to companies belonging to the network of the external auditors, expressing its opinion.

Compensation Committee

The Compensation Committee, established by the Board of Directors in 1996, proposes incentive schemes for managers and the yearly remuneration of the Chairman and Managing Director to the Board of Directors and overviews the criteria used in determining compensation of the Group’s top management.

In 2004, the Committee met 5 times, with an average participation of 93% of its members, and accomplished the following: (i) proposed a regulation for the Committee that was approved by the Board in its meeting of February 26, 2004; in the same meeting the Board appointed Mario Resca as Chairman of the Committee; (ii) reviewed the objectives of the 2004 Group Performance and Incentive Plan and the results of the 2003 plan; examined the assignation schemes of the stock option and stock grant plans for 2004 to be approved by the Board of Directors; (iii) presented a proposal concerning the variable part of the remuneration of the Chairman and Managing Director; (iv) examined the positioning in terms of compensation of the Groups’ top management and the criteria of the annual remuneration policy.

International Oil Committee

The International Oil Committee established by the Board of Directors in 2002, is entrusted with the monitoring of trends in oil markets and the study of their aspects. In its meeting of May 11, 2004, the Board appointed Alberto Clô as Chairman of the Committee.

In 2004 the International Oil Committee met three times, with an average participation of 100% of its members. The first meeting was dedicated to the analysis of “Hydrocarbon reserves: generalities and Eni’s evaluation methods” with specific attention to the technical, economic and regulatory aspects of the booking of proved reserves of oil and gas and Eni’s behavior in this area. The second meeting was focused on “The gas bubble in Europe and Italy” with specific attention to the balance of supply and demand in Italy and Europe by 2010. During the third meeting, the discussion concerned “A comparison of scenarios: dynamics of prices of oil and energy sources”. Special attention was paid to the methodological approach for the construction of future price scenarios for oil and gas and the evaluation of their impact of Eni’s capital expenditure policies.

Board of Statutory Auditors and other control entities

Board of Statutory Auditors

The Board of Statutory Auditors, in accordance with article 149 of Legislative Decree No. 58/1998, monitors the respect of laws, of Eni’s memorandum of association, of the principles of proper administration, the adequacy of the company’s organizational structure for the parts concerning administration and accounting, internal controls and Eni’s administration and accounting systems, as well as its reliability in presenting information properly and the adequacy of regulations imposed to subsidiaries according to article 114, line 2 of the mentioned decree.

The Board of Statutory Auditors comprises five auditors and two substitute auditors, all (except the chairman) appointed by the Shareholders’ Meeting of May 30, 2002 for a three-year term, their mandate expires with the Meeting convened to examine financial

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statements as of December 31, 2004. The Chairman was appointed on May 29, 2002 with decree of the Minister of Economy and Finance in consultation with the Minister for Productive Activities, in accordance with article 6 of Eni’s by-laws. Statutory Auditors are appointed in accordance with articles 17 and 28 of Eni’s by-laws, which call for a list vote in order to ensure presence of representatives of minority equity interests. Auditors are autonomous and independent even from the shareholders who elected them. The lists of candidates include a resume of each candidate and are deposited at the company’s headquarters at least 10 days before the date of the Shareholders’ Meeting on first call and are published on national newspapers.

Article 28 of Eni’s by-laws, consistently with the provisions contained in the Decree of the Minister of Justice No. 162 of March 30, 2000, states that at least two auditors and one substitute auditor are chosen among chartered auditors and must have performed auditing activities for at least three years and that auditors not provided with these requirements must be chosen among those provided with the level of professionalism described in Decree No. 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s auditors are all chartered auditors.

The Board of Statutory Auditors is made up of the Chairman, Andrea Monorchio, four auditors, Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo and Riccardo Perotta, and two substitute auditors, Fernando Carpentieri and Giorgio Silva. The resumes of auditors are published in Eni’s web site. Paolo Andrea Colombo, Filippo Duodo and Fernando Carpentieri were candidates in the list of the Ministry of Economy and Finance; Luigi Biscozzi, Riccardo Perotta and Giorgio Silva were candidates in the list presented by institutional investors coordinated by Arca SGR SpA.

Statutory auditors receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions. Eni’s by-laws allow meetings held by teleconference.

On May 30, 2002 the Shareholders’ Meeting determined the yearly compensation for the Chairman of the Board of Statutory Auditors and each Auditor amounting to euro 87,000 and euro 58,000 respectively and euro 1,000 for the presence to each meeting, as well as payment of reasonable attendance expenses.

External Auditors

As provided for by Italian laws, external auditors must be a chartered company and are appointed by the Shareholders’ Meeting. Eni’s external auditors, PricewaterhouseCoopers SpA, were appointed by the Shareholders’ Meeting of May 28, 2004 for a three-year term ending with the Meeting approving financial statements for 2006.

Court of Accounts

Eni is subject also to review by the Court of Accounts, in the person of a Magistrate delegated to control, Luigi Schiavello (alternate Angelo Antonio Parente).

Significant differences in corporate governance practices as per Section 303A.11 of the New York Stock Exchange Listed Company Manual

Foreword

Eni’s shares are listed on the Mercato Telematico Azionario managed by Borsa Italiana SpA and as American Depositary Receipts (ADR) on the New York Stock Exchange (NYSE). Under Section 303A.11 of the Listed Company Manual issued by the NYSE Eni is required to: (i) comply with Rule 10A-3 under the Securities Exchange Act of 1934 concerning the composition and responsibilities of the audit committee, before July 31, 2005; (ii) disclose

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any significant ways in which its corporate governance practices differ from those followed by US domestic companies under the NYSE listing standards; (iii) promptly notify the NYSE in writing if any Eni’s executive officer becomes aware of any material non compliance with any applicable provision of Section 303A; (iv) submit an executed Written Affirmation annually in the form specified by the NYSE.

Corporate governance standards followed by Italian listed companies are set forth in the Civil Code and in the Legislative Decree No. 58 of February 24, 1998, “Single text containing the provisions concerning financial intermediation” (Testo unico delle disposizioni in materia di intermediazione finanziaria, the “TUF”) as well as by the Self-discipline Code of listed companies (the “Code”) issued by the Committee for corporate governance of listed companies. As discussed below, Italian corporate governance standards differ for certain aspects from NYSE standards.

The civil code and the TUF assign specific binding and irrevocable powers and responsibilities to company’s corporate bodies. The Code, based on this regulatory framework, provides recommendations on corporate governance intended to reflect generally accepted best practices. Although these recommendations are not binding, Borsa Italiana SpA requests listed companies to publish an Annual Report on corporate governance which contains, besides a general description of the corporate governance system adopted, also any recommendation that was not followed and the reasons for this choice. Eni adopted the self-discipline code.

Eni’s organizational structure follows the traditional italian model of companies which provides for two main separate corporate bodies, the Board of Directors and the Board of Statutory Auditors to whom are respectively entrusted management and monitoring duties. This model differs from the US unitary model which provides for the Board of Directors as the sole corporate body responsible for management and, through an audit committee established within the same Board, for monitoring.

Below is a description of the most significant differences between corporate governance practices followed by US domestic companies under the NYSE standards and those followed by Eni.

Independent Directors

NYSE Standards. Under NYSE standards listed US companies’ Boards must have a majority of independent directors. A director qualifies as independent when the Board affirmatively determines that such director has no certain material relationship (commercial, industrial, banking, consultancy, etc.) with the listed company (and its subsidiaries), either directly, or indirectly. In particular, a director is not deemed independent if he/she or an immediate family member has a certain specific relationship with the issuer, its auditors or companies that have material business relationships with the issuer (e.g. he/she is an employee of the issuer or a partner/employee of the auditor). In addition, a director cannot be considered independent in the three-year “cooling-off” period following the termination of any relationship that compromised a director’s independence.

Eni Standards. In Italy, the Code recommends that the Board of Directors includes an adequate number of independent non-executive directors “in the sense that they: a) do not entertain, directly or indirectly or on behalf of third parties, nor have recently entertained business relationships with the company, its subsidiaries, the executive directors or the shareholder or group of shareholders who controls the company of a significance able to influence their autonomous judgement; b) neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling them to control the company or exercise a considerable influence over it nor participate in shareholders’ agreements to control the company; c) are not immediate family members of executive directors of the company or of persons in the situations referred to in points a) and b).” The independence of directors is periodically

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reviewed by the Board of Directors keeping into account the information provided by the directors themselves. The Code also recommends that to evaluate independence “in the case of earlier business dealings, reference should be made to the previous financial year and for work relationships and functions of executive director, to the three preceding financial years.”

The Code provides for a qualitative evaluation, that considers the whole of the relationships held, in order to check as the case may be if the existing relationships between the issuer and the director are such to impair the director’s independence.

In 2004, Eni’s Board of Directors judged that the Chairman and its non-executive members comply with the independence standards, as provided for by the Code.

Meetings of non executive directors

NYSE Standards. Non-executive directors, including those who are not independent, must meet at regularly scheduled executive sessions without management. Besides, if the group of non-executive directors includes directors who are not independent, independent directors should meet separately at least once a year.

Eni Standards. Neither Eni’s non-executive directors nor Eni’s independent directors must meet separately, under the Code’s corporate governance rules.

Audit Committee

NYSE Standards. Listed US companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 and that complies with the further provisions of the Sarbanes-Oxley Act and of Section 303A.07 of the NYSE Listed Company Manual.

Eni Standards. In its meeting of March 22, 2003, Eni’s Board of Directors, making use of the exemption provided by Rule 10A-3 for non-US private issuers, has identified in the Board of Statutory Auditors the body that, starting from June 1st, 2005, will be performing, to the extent permitted by Italian legal or listing requirements, the functions assigned by SEC rules and the Sarbanes-Oxley Act to the audit committees of US registrants (see paragraph Corporate Governance - Board of Statutory Auditors). Under Section 303A.07 audit committees of US companies hold further functions and responsibilities which are not mandatory for non-US private issuers and which therefore are not included in the list of functions shown in the paragraph quoted above.

Nominating/corporate governance committee

NYSE standards. US listed companies must have a nominating/corporate governance committee (or equivalent body) composed entirely of independent directors that are entrusted, among others, with the responsibility to identify individuals qualified to become board members and to select or recommend director nominees for submission to the shareholders’ meeting, as well as to develop and recommend to the Board of Directors a set of corporate governance guidelines.

Eni Standards. This provision is not applicable to non-US private issuers. The Code allows listed companies to have within the Board of Directors a committee for directors’ nominees proposals, above all when the Board of Directors detects difficulties in the shareholders submission of nominees proposals, as could happen in publicly-owned companies. Eni has not set up a nominating committee, considering the nature of its shareholding as well as the circumstance that, under Eni by-laws, directors are appointed by the Shareholders’ Meeting based on lists presented by shareholders or by the Board of Directors.

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Eni’s shareholders

Eni SpA’s share capital at December 31, 2004 amounted to euro 4,004,424,476, fully paid and was represented by 4,004,424,476 ordinary shares of nominal value euro 1 each. Shares are not divisible and give right to one vote. Shareholders can exercise the rights provided by the law.

According to article 6 of Eni’s by-laws, no single shareholder can hold Eni shares amounting to more than 3% of Eni’s share capital, except for the Italian Government. If this threshold is surpassed no additional votes can be cast at meetings.

Based on information available and received in accordance with Consob decision No. 11971/1999, as of December 31, 2004, shareholders holding more than 2% of Eni’s share capital were:

Shareholders		Shares held	% of capital

Ministry of Economy and Finance		813,443,277	20.31
Cassa Depositi e Prestiti SpA		400,288,338	10.00
Eni SpA (own shares)		234,394,888	5.85

Shareholders by area
Shareholders	Number of shareholders	Number of shares	% of capital (1)

Italy	357,456	2,333,748,844	58.30
UK and Ireland	1,182	198,402,870	4.96
Other EU	4,332	820,532,168	20.50
USA and Canada	1,488	274,321,612	6.85
Rest of world	1,573	135,054,733	3.37
Own shares at the dividend date		232,710,909	5.81
Other	n.a.	8,250,740	0.21
Total	366,031	4,003,021,876	100.00

Shareholders by amount of shares held
Shareholders	Number of shareholders	Number of shares	% of capital (1)

>10%	1	813,443,277	20.32
3%-10%	1	400,288,338	10.00
2%-3%	2 (2)	193,505,326	4.83
1%-2%	4	258,618,718	6.46
0.5%-1%	12	364,906,835	9.12
0.3%-0.5%	18	274,936,676	6.87
0.1%-0.3%	55	356,368,524	8.90
<0.1%	365,938	1,099,992,533	27.48
Own shares at the dividend date		232,710,909	5.81
Other	n.a.	8,250,740	0.21
Total	366,031	4,003,021,876	100.00

(1)	At the dividend payment date, June 24, 2004 (ex-dividend date was June 21, 2004).
(2)	Shareholders Banca Caboto and Banca Intesa informed that they reduced their interests below the 2% threshold (from 2.4 to 1.3% and from 2.4 to 0.4%, respectively).

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Special powers of the State - golden share - Legislative Decree on savings

Eni’s by-laws in article 6.2, which applies article 2, line 1 of Law Decree No. 332 of May 31, 1994, modified and converted into Law No. 474 of July 30, 1994, attribute to the Minister for Economy and Finance, in agreement with the Minister of Productive Activities, the following special powers: (a) approval or disapproval of the acquisition of material interests representing at least 3% of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings; (b) approval or disapproval of shareholders’ agreements or other arrangements (as defined by article 122 of Legislative Decree No. 58 of February 24, 1998) involving 3% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings; (c) veto power with respect to shareholders’ resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member and an auditor. The Minister of Economy and Finance made use of the powers described under (a) in order to allow a merchant bank to own shares of Eni SpA to be resold on the market following a tender offer, but it never made use of the powers described under (b) and (c).

The exercise of these special powers is regulated by the mentioned law and by a Decree of the President of the Council of Ministers of June 10, 2004.

Article 4, line 227 of Law No. 350 of December 24, 2003 changed article 2, line 1 of Law Decree No. 332 of May 31, 1994 converted with modifications into Law No. 474 of July 30, 1994 concerning the exercise of special powers by the Government in privatized State companies (the so called golden share) exercised by the Minister for Economy and Finance and by the Minister for Productive Activities. The changes – aimed to adjusting these powers to the observations made by the European Union concerning the compatibility of rules introduced by Law No. 474/1994 with the principles of free circulation of capitals – can be summarized as follows: (a) opposition – no longer approval or disapproval as a condition for the exercise of voting rights and other rights with a non financial content – to the acquisition of relevant interests (5% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings) by those entities that are subject to the limit imposed by article 3 of Legislative Decree No. 332 of May 31, 1994 converted with modifications into Law No. 474 of July 30, 1994; (b) opposition – no longer approval or disapproval – to shareholders’ agreements or other arrangements (as defined by article 122 of Legislative Decree No. 58 of February 24, 1998) involving 5% or more of the share capital of Eni SpA having the right to vote at ordinary Shareholders’ Meetings; (c) veto power – duly motivated by the case of prejudice to the interests of the State – with respect to shareholders’ resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member without voting right.

The introduction of these new regulations into Eni’s by-laws is subject to the issuing of a specific Decree by the Minister of Economy and Finance and by the Minister of Productive Activities.

On March 3, 2005 the House of Deputies of the Italian Parliament passed a preliminary approval of the so called “Draft Law on the protection of savings and the regulation of financial markets” aimed at guaranteeing greater transparency of regulated markets and enhancing the protection of savings. The bill, among other things, states that the Chairman of the Board of Statutory Auditors is elected by the Shareholders’ Meeting among the auditors appointed by the minority of shareholders and that by-laws must be amended within twelve months from the entry into force of the bill, that, however, needs to be approved by the Senate.

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Shareholders’ Meetings

The Shareholders’ Meeting is the institutional meeting point of shareholders and the management of the company. During meetings shareholders can request information on issues in the agenda and on the general management of the company. Information is provided within the limits of confidentiality of price sensitive information.

The ordinary Shareholders’ Meeting performs the functions described in article 2364 of the Civil Code and the extraordinary Shareholders’ Meeting the ones described in article 2365, besides the others provided for by other laws.

With the aim of facilitating the attendance of shareholders, calls for meetings are published on Italian and foreign newspapers, Eni’s by-laws allow vote by correspondence and the collection of powers of attorney in articles 13 and 14. On December 4, 1998 Eni approved a regulation for its meetings, available on Eni’s internet site, in order to guarantee an efficient deployment of meetings, in particular the right of each shareholder to express his opinion on the items in the agenda.

Investor relations and information processing

In concert with the launch of its privatization process, Eni adopted a communication policy, confirmed by the Code of Conduct, aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive complete, transparent, selective and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s internet site. Investor and shareholder relations are handled by special Eni functions.

Relations with investors and financial analysts are held by the Investor Relations office. Information is available on Eni’s web site and can be requested to the investor.relations@eni.it mailbox.

Relations with the press are held by the Relations with the press unit.

Relations with shareholders are held by the Corporate Secretary office. Information is available on Eni’s web site and can be requested to the segreteriasocietaria.azionisti@eni.it mailbox and the toll-free number 800940924.

Information regarding period reports and major events/transactions is promptly released to the public, also through the internet site. A specific section of Eni’s site contains all press releases, procedures concerning corporate governance, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public free of charge are mailed on request.

Eni is aware that financial information plays a crucial role in the functioning of capital markets and in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders. Eni is also aware that investors’ trust in listed companies is one of the essential elements for the functioning of global economy. Investors must be able to rely on the absolute moral integrity of persons responsible of key positions in companies and on their respect of corporate codes of conduct, procedures and rules. Eni’s commitment to provide investors and markets with truthful, complete, transparent, timely and selective financial information is confirmed by its Code of Conduct,

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that identifies the fundamental values for the deployment of its activities in the completeness and transparency of information, the formal and substantial legitimacy of behavior of its employees at any organizational level and the clarity and truthfulness of its accounting, in accordance with laws and regulations in force.

On December 18, 2002, Eni’s Board of Directors approved a “Procedure for the disclosure of information to the market concerning Group activities” published on Eni’s internet site. The procedure acknowledges Consob guidelines and the “Guidelines for information to the market” issued in June 2002 by the Ref Forum on company information, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events. It also contains sanctions applied in case of violation of its rules.

Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

Internal dealing

In compliance with the provisions contained in the Rules of the markets organized and managed by Borsa Italiana SpA (the Italian Stock Exchange) and in Consob’s Resolution 13655 of July 9, 2002, as amended, on December 18, 2002 Eni’s Board of Directors has approved the Code of Conduct for Internal Dealing (published on Eni’s internet site) concerning transactions involving financial instruments issued by Eni SpA and its listed subsidiaries. This Code, in force from January 1, 2003, contains the provisions that govern public disclosure obligations and limitations regarding transactions involving financial instruments issued by Eni and by its listed subsidiaries executed on their own behalf by relevant persons. Relevant persons have been identified to be: (i) Board members and statutory auditors of Eni, the Magistrate of the Court of Accounts delegate inspector; (ii) the managers directly reporting to the Chairman and the Managing Director of Eni and the managers directly reporting to the aforementioned first line of managers.

According to the Code, the market has to be informed at the end of each calendar quarter about the operations carried out by relevant persons if their amount in each calendar quarter exceeds euro 35,000 (the limit set by the Rules of the Italian Stock Exchange is euro 50,000), while the market has to be informed without delay of transactions if their amount exceeds 175,000 in each three-month calendar period (the limit set by the Rules of the Italian Stock Exchange is euro 250,000).

The stock options exercise in connection with stock option plans and the sale of shares acquired in connection with stock option and stock grant plans are to be taken into account with reference to the above mentioned limits.

The Code on Internal Dealing prohibits relevant persons from carrying out transactions on the financial instruments issued by Eni SpA and its listed subsidiaries in the fifteen working days preceding the meetings of the Board of Directors of Eni SpA convened to review the financial statements and the preliminary results as well as, if not announced in the previous cases, the meeting of the Board resolving on the dividend proposal to the Shareholders’ Meeting. This prohibition does not apply to the option exercise in connection with stock option and stock grant plans, provided that shares are not sold in said periods.

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Legislative Decree No. 231/2001

In the meetings of December 15, 2003 and January 28, 2004 the Board of Directors approved a “Model for organization, management and control according to Legislative Decree No. 231/2001” which defines and regulates the administrative responsibility of persons, companies and partnerships, according to article 11 of Law No. 300 of September 29, 2000 and established a monitoring unit. The principles of the “231 model” are published on Eni’s internet site. The criteria for the preparation of this model are those included in a guidebook prepared by Confindustria. The model was transmitted to all Group companies for application.

Follow the tables included in the “Handbook for the preparation of the report on corporate governance” issued by Assonime and Emittente Titoli SpA in March, 2004.

Structure of the Board of Directors and its Committees

	Internal Control	Compensation	International Oil
Board of Directors	Committee	Committee	Committee

Members	executive	non	independent	% attendance	other	members	% attendance	members	% attendance	members	% attendance
		executive			appointments

Chairman
Roberto Poli		X	X	100	6			X	100

Managing Director
Vittorio Mincato	X			100	-					X	100

Directors
Mario Giuseppe Cattaneo (*)		X	X	78	5	X	93
Alberto Clô (*)		X	X	89	4	X	80			X	100
Renzo Costi (*)		X	X	83	-	X	87	X	80
Dario Fruscio		X	X	83	-					X	100
Guglielmo Moscato		X	X	95	-	X	93			X	100
Mario Resca		X	X	89	2			X	100

Number of meetings in 2004	18	15	5	3

(*)	Designated by the minority list.

The Code suggests the creation of a “Nomination Committee” in the companies with shares held widely by the public, especially when the Board notices that shareholders find it difficult to prepare proposals for appointments. This committee has not been formed in consideration of the shareholding characteristics of Eni and of the fact that Directors are appointed on the basis of candidate lists submitted by shareholders or by the Board of Directors.

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Board of Statutory Auditors

Members	% attendance	Number of other appointments

Chairman
Andrea Monorchio	78	-

Auditors
Luigi Biscozzi (*)	94	-
Paolo Andrea Colombo	89	3
Filippo Duodo	94	-
Riccardo Perotta (*)	89	2

Alternates
Fernando Carpentieri		-
Giorgio Silva (*)		-

Number of meetings in 2004	18

(*)	Designated by the minority list.

For presenting a list, the shareholder or group of shareholders must hold at least 1% of voting shares in an ordinary shareholders’ meeting.

Other information to be disclosed under the Self-discipline Code

	Yes	No

System of delegated powers and transactions with related parties
The Board of Directors delegated powers defining:
a) limitations	X
b) exercise	X
c) periodicity of information	X
The Board of Directors reserved examination and approval of relevant transactions (including transactions with related parties)	X
The Board of Directors defined guidelines for identifying relevant transactions	X
Such guidelines are described in the report	X
The Board of Directors defined procedures for examination and approval of transactions with related parties		X (*)
Such procedures are described in the report		X (*)

Procedures for the latest appointment of Directors and Statutory Auditors
Lists of candidate directors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X
Candidates to the role of director disclosed information that qualified them as independent	X
Lists of candidate auditors were deposited at least 10 before the date set for appointment	X
Lists were accompanied by sufficient information on candidates	X

Meetings
The company approved regulations of meetings	X
The regulations are attached to the report (indication of where to find it online is provided)	X

Internal Control
The company appointed persons responsible for internal control	X
Such persons do not report to managers of operating divisions	X
Internal office responsible of internal control (art. 9.3 of the code)	Internal Audit

Investor relations
The company appointed an investor relations manager	X
Information on investor relations manager (telephone, address, e-mail) and unit	Investor Relations (**)

(*)	Procedures will be prepared after the publication by Consob of the general principles as per art. 2391 bis of the Civil Code introduced by Legislative Decree No. 310 of December 28, 2004.
(**)	Eni SpA - Piazza Vanoni, 1 - San Donato Milanese (Milan) 20097 Italy - Tel. 02 52051651 - Fax 02 52031929.
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human resources and organization

In 2004 the full implementation of the new organizational model and human resources management system in Italy allowed Eni to enhance its ability in: (i) planning management and development of human resources in the medium-long term consistent with business characteristics and aimed at supporting this growth process; (ii) developing and sharing know-how, through the systematization and dissemination of knowledge and best practices related to operating processes; (iii) governing the human resource system through the development of a specific control model; (iv) managing human resources internationally with homogeneous tools and modes as standardized as possible, while respecting the different local laws and cultures; (v) achieving significant results in industrial relations both at the Italian and international level; (vi) achieving the highest effectiveness in internal communication and training activities.

Measures taken in the organization area

The aim of improving its ability to develop and manage knowledge led Eni to strengthen its knowledge management systems in the belief that an improvement in efficiency and promptness of work processes is linked to the ability to “seize” know-how (both the one present in the company and the one that is developed outside) and to “incorporate” it in its organization, providing for its dissemination throughout the company. Technically advanced knowledge management systems have been implemented in the Exploration & Production Division and in the Refining area of the Refining & Marketing Division.

HR management and development

Human resource planning at Eni received a further boost with the introduction of a method based on a highly selective medium-long term strategic approach (the so-called strategic planning of abilities) which led to the identification of professional roles considered critical for the implementation of business strategies. Action plans have been prepared for these roles (external recruitment, mobility, training) and they are being implemented by each business area.

A management evaluation method using a standardized Group language has been implemented which allows to support decisions concerning the assignment of managerial tasks, to control the effectiveness of such attribution processes and to promote proper management development initiatives.

In the area of HR management, the strengthening of local service centers and the creation of “multibusiness” reference points providing services to Eni’s different operating units present on the territory, allowed for an integration of practices and behaviors, also through

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the monitoring of efficiency indicators and a widespread awareness to service's effectiveness and quality objectives. A performance control activity has been implemented in the area of HR management and development, which provides for modes and mechanisms for verifying the implementation of plans, the respect of guidelines, rules and methodologies as well as the meeting of specific targets.

At the international level, Eni analyzed compensation, benefits and pension schemes as a basis for a future standardization that keeps into account local specific aspects.

The process of extension and adjustment of Eni Group’s HR management and development system to local conditions outside Italy led to the start-up of two important projects related to the recruitment, development and retention of young international resources:

•	evaluation of the managerial potential of local resources comparable to the figure of junior managers in Italy (involving some 200 persons);
•	institutional training courses for newly recruited young graduates.

Training and internal communication

In 2004 training processes have been reengineered with the aim to guarantee a high degree of consistency of training initiatives with business requirements. In this respect the involvement of line managers in identifying training requirements and in planning the actions has been increased. The network between the departments of Eni Corporate University SpA and the professional areas of Eni’s subsidiaries and divisions was strengthened.

Eni Corporate University continued to expand its activities, in particular online training programs, both in number and variety of issues and objectives, so that e-learning can be considered a standard tool for training. A wider offer of services was provided in the area of personal coaching and change management.

Cooperation with academia was intensified with the signing of 29 general agreements and 27 agreements for stages. A new two-year post-graduate course on hydrocarbon science was inaugurated at the Scuola Superiore Normale di Pisa, while cooperation continues with the Milan Polytechnic, with reference to the post-graduate course on energy and hydrocarbons. The 63 students who completed the first Master Course established in cooperation with the University Roma Tre, Catholic University in Milan, University of Bologna and Turin Polytechnic, were all hired in Eni SpA and other Group companies.

The Scuola Mattei inaugurated its 48th year of Medea master courses attended by graduates from Italy and other countries. A total of 31 Medea 2004 graduates were employed in the Eni Group.

As for internal communication, the intranet portal MyEni reached a total of 12,000 users in Italy for whom it represents the single access point to all information and daily applications.

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The functions of this portal have been enhanced, especially for what concerns knowledge sharing: the designed know-how sites favor the activity of all professional families in the various divisions and companies. In order to promote an optimal use of the portal, a wide plan of change management was implemented through meetings with users in all offices in Italy.

An internal customer satisfaction program was implemented to evaluate the satisfaction for the communication tools provided and the functioning of new organizational structures and processes (Area Centers).

In the light of a special attention paid to publications for employees, Eni continued to publish its bimonthly in-house magazine personae. Along with the edition on paper, an online version is published on the MyEni Portal: it is a new multimedia communication tool open to analysis and dialogue with all workers of Eni aimed at favoring self development and maintaining an open debate on the issues concerning the relations between individuals and the company.

In 2004 in Italy a total of 1,290,447 training hours were provided to employees, with an increase of 39,237 hours over 2003, up 3.1%. A total of 26,245 employees were involved, of these 714 were managers, 4,279 junior managers, 13,088 employees and 8,164 workers, for a total of 104,120 participations.

In line with the qualifications of participants, 50% of the hours were devoted to technical-vocational training and 21% to training on Health, Safety Environment and Quality.

Industrial relations

Eni and workers’ unions signed a framework agreement concerning the renewal of the productivity and profitability premium for the 2004-2007 period. The agreement, while confirming the validity of the basic guidelines of the July 23, 1993 Protocol on income policy, aims also at identifying the specific and different characteristics in terms of business and market of each company/division of Eni.

In the area of international industrial relations, the system was further improved by the signing of a three-year renewal of the European Works Council, that adapts this body to the Eni Group’s internationalization process and to the focus on core business in the appointment of workers’ representatives. The agreement on the European Observatory on Health and Safety of workers aimed at increasing and enhancing skills and best practices on these issues was renewed as well. The agreement on international industrial relations and corporate social responsibility was also renewed for a three-year period, including in it the guidelines published by the OECD on multinational enterprises. At the signing ceremony the positive practices of Eni’s industrial relations system were presented.

Eni implemented a pilot project on life long learning at European level aimed at disseminating the knowledge of Eni’s system to employees working in nine companies of the Refining & Marketing Division in Central-Eastern Europe. The results of this project, published in an in-house pamphlet were chosen as a best practice in corporate social responsibility for 2004.

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Eni and its workforce

At December 31, 2004, Eni’s employees were 71,497 with a reduction of 5,024 employees (down 6.5% over 2003), of which 4,100 persons outside Italy and 924 persons in Italy.

Employees hired in Italy were 41,311 (57.8% of all Group employees), of these 38,725 were working in Italy, 2,382 outside Italy and 204 on board of vessels. As compared to 2003, the 924 unit decline in employees was due to the balance of persons leaving their job and new hirings (667) and to changes in consolidation (257).

The process of efficiency improvement and search for new skills and know-how continued in 2004 with the hiring of 1,993 persons, of which 1,267 with open-end contracts and 726 persons with a fixed-term contract, most of them with university qualifications (708 persons of which 424 are engineers) and 517 persons with a high school diploma. During the year 2,660 persons left their job at Eni, of these 2,007 had an open-ended contract and 653 a fixed-term contract.

Employees hired and working outside Italy at December 31, 2004 were 30,186 (42.2% of all Group employees), with a 4,100 persons reduction due to the divestment of Agip do Brasil (3,968 employees), the positive balance (120 persons with fixed-term contracts) at Saipem and Snamprogetti, and the negative balance of new hirings with open-end contracts and persons leaving their job in the rest of the Group (252 employees).

Employees at year-end	(units)
2002	2003	2004	Change	% Ch.

Exploration & Production	7,715	7,718	7,705	(13)	(0.2)
Gas & Power	13,317	12,982	12,843	(139)	(1.1)
Refining & Marketing	13,757	13,277	9,224	(4,053)	(30.5)
Petrochemicals	7,258	7,050	6,565	(485)	(6.9)
Oilfield Services Construction and Engineering	29,091	26,457	26,740	283	1.1
Other activities	7,012	6,380	4,983	(1,397)	(21.9)
Corporate and financial companies	2,505	2,657	3,437	780	29.4
	80,655	76,521	71,497	(5,024)	(6.6)

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sustainable development

Responsibility toward the territory

Eni carries out its activities on the basis of management practices based on the respect of the main international conventions and guidelines concerning ethical, social and environmental conduct, also adopting the standards derived from its corporate culture and the principles that have always guided its operations. Eni pays great attention to the way it implements its industrial projects, always evaluating their impact on the territory and people involved, it supports initiatives and policies promoted within a wider process of consultation capable of dealing with the most critical operational aspects and providing appropriate responses.

An integral part of a responsible corporate approach is the respect of human rights. In 2004 Eni welcomed with interest the United Nation’s project for norms on the Responsibilities of Transnational Corporations with regard to human rights, participating in the debate with the major Italian and international associations, as well as within industry associations.

Nigerian Agip Oil Co (Eni’s interest 100%) adopted a new security policy, based on the principles and application criteria contained in Eni’s Group security policy, which is centered on the respect of fundamental rights of populations, on the training and responsibilization of employees and on the constant dialogue with local communities.

With reference to the issue of transparency of financial flows, Eni took part, through industry associations, in the Extractive Industries Transparency Initiative (EITI) launched by the British Government in 2003.

Eni is constantly committed to analyzing the global impact of its operations at the social, economic and environmental level. In 2004 it continued the strategic impact assessment of the Kashagan project, in the Kazakh section of the Caspian Sea, in order to prevent risks, mitigate impacts and identify the best practices for maximizing benefits for the local communities.

Different approaches in relations with local stakeholders

The dialogue process activated by Eni with local stakeholders varies according to the local conditions and takes up different operating forms, such as:

•	agreements with local communities and authorities, as for example in Nigeria, which include, among other things, the creation of a control committee made up of community representatives and a committee for conflicts resolution and the discussion of specific problems;
•	the promotion of new forms of representation, such as the development committees created in Pakistan in the Kirthar region with the assistance of a local NGO. The members

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of these committees, after a proper training, become promoters of a development process involving the whole community;
•	cooperation with local NGOs, each one responsible for a specific field of activity, currently being carried out in Venezuela for the implementation of local community development programs. The process includes the consultation with local communities and follows a yearly planning, implementation and monitoring cycle of the initiatives.

Eni’s commitment to local communities

Eni’s total expenditure for local communities in 2004 amounted to euro 46 million. The reduction over preceding years depended largely on the completion of the public works and infrastructure program in Kazakhstan, in the capital city Astana. The ratio of expenditure for community development and net income earned by the Company was 0.6% (the London Benchmarking Group has set the ideal a ratio between 0.5 and 1%).

Contributions to local development

Eni contributes to creating the conditions for greater wellbeing of communities with which it interacts and for reaching social and economic self-sufficiency. It promotes processes based on a constant dialogue with stakeholders, on the exchange of technical and scientific knowledge and on the development of autonomous initiatives. In implementing initiatives for communities, Eni cooperates with governments, local authorities, development agencies and local and international humanitarian organizations.

Types of intervention and projects

In its intervention strategy Eni promotes initiatives in the areas of health, social development, education and training, environmental protection and culture. In recent years, most interventions have concerned social development, mainly through the construction of infrastructures and rural development projects.

Following are described a number of initiatives completed in 2004 that represent examples of Eni’s commitment in the different areas. Further details on these initiatives and on other projects and programs can be found in Eni’s website at www.eni.it.

As part of the efforts aimed at strengthening local health systems and at fighting the spread of the principal diseases, Eni continued to support the implementation of the project for the prevention of mother-to-child HIV transmission in the Nigerian states of Bayelsa and Rivers, launched by Unicef in 2003. The main results reached in 2004 were: (i) mapping of over 200 local communities in the Rivers State; (ii) supply of equipment to the four health centers involved in this initiative (Omoku General Hospital, Braithwaite Memorial Hospital at Port Harcourt, Okolobiri General Hospital and Ologoama Health Center); (iii) start-up of restructuring works at these health centers; (iv) supply of services for the prevention of mother-to-child HIV transmission; (v) training of 120 health workers and of 270 persons responsible for interpersonal communication and for community sensibilization and

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Community development expenditure - types of interventions

Eni divides its interventions into three groups:community involvement: financial and/or in kind support (by providing know-how, facilities, equipment) for social projects; institutional support: cooperation with or financing of national or international institutions, such as NGOs, United Nations agencies, etc; donations: small contributions in cash or in kind in response to occasional requests of local associations and institutions. Over the years, initiatives promoted by Eni have concerned mainly projects the communities, trying in particular to respond to the development needs of populations and to create the conditions for autonomous and sustainable growth.

mobilization with the cooperation of local NGOs. This initiative is addressed to women between the ages of 15 to 49, their partners and families and expects to involve some 15,000 pregnant women and nearly 300,000 persons belonging to local communities in the areas chosen for the initiative. The aim is to guarantee assistance to at least 20% of women attending the four ante-natal clinics.

In the field of social development, the pilot project for the cultivation of rice in the Republic of Congo is aimed at introducing rice as a staple crop in the Cuvette region, in the Oyo district, similarly to what has already been done in Nigeria in the Bayelsa State with the Burma Rice Farm project. Currently rice is imported into the country, due to the lack of resistant varieties and adequate technologies. The preliminary phase (from October 2003 to May 2004) concerned: (i) evaluation of production sites; (ii) identification of the rice varieties most suitable for the local climate and soil conditions; (iii) choice of the best production and management techniques; (iv) training of local personnel; (v) activation of seed production systems; (vi) installation of a laboratory for rice processing and seed treatment. In order to guarantee greater self-sustainability to the project, the initiative involved local agronomists and farmers. Based on the results obtained, a second phase will be implemented aimed at verifying its feasibility on a wider scale.

As for the construction of social infrastructure, worthy of mention are the interventions in Kazakhstan. In 2004 in the area of the capital city, Astana, Eni completed the public works and infrastructure program. In the two areas where Eni is operating, the North Caspian Sea (Kashagan project) and the Uralsk-Aksai region (Karachaganak project) programs underway concern mainly the construction of schools, social centers and health facilities. In particular in the North Caspian area three schools, a dormitory for 250 persons, and housing for needy families were built. The so called Wedding Palace was completed at Aktau, the rural hospital at Balykshi was restructured, and a hospital for the treatment of tuberculosis with 50 beds was built in the Dossor district. In the region initiatives to supply natural gas and water to urban and rural areas not reached by the distribution network continued. In the Karachaganak area, in 2004 at Uralsk the regional cardiological center was restructured and work for the construction of the surgery department at the regional hospital was started. The city’s airport was modernized and a number of schools and a cultural center were restructured in rural areas, along with the extension of the natural gas distribution network. At Aksai the restructuring of the local water network, started in 2000, was completed with the construction of sewage water treatment plant.

Among the initiatives aimed at promoting basic education and the access of youths and adults to the labor market, an important example is the educational program implemented in the Dación region in Venezuela in the Anzoátegui state. Since 2002 Eni supports the activities of the Instituto Radiofonico Fe y Alegría, a local NGO that implements education and vocational training programs addressed to the weakest sectors of the population and to rural communities that have difficulties in accessing educational structures. The program is organized according to the following activities: (i) basic and advanced schooling; (ii) vocational training; (iii) promotion of sports and recreational activities; (iv) education on environmental issues. At December 31, 2004 five training centers and two schools had been built, providing also transportation services for schoolchildren. These activities, that covered about 2,000 hours, involved over 100 participants. With respect to vocational training, more than 100 people participated and the training provided covered skills such as welding, dressmaking, bakery, traditional cooking and organization of sports, the latter addressed to over 150 persons, that contributed to improving living conditions, provided an opportunity for social aggregation and helped to alleviate social discomfort. In the area of environmental protection an environmental brigade of 30 persons was formed, in charge of the reclaiming and management of the area surrounding the river Morichal and 25 cleaning days were organized with the active participation of local communities.

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Among the programs aimed at preserving and protecting the ecosystem, there is the reforestation project in the Kirthar area in Pakistan, to which Eni contributes in cooperation with the United Nations Development Programme (UNDP) and local communities. The initiative aims at restoring the biodiversity and reducing poverty in an area adjoining the Bhit natural gas field. The project, involving an extremely critical area in terms of climate and soil conditions, entails the planting of 100,000 new trees, the recovery and protection of existing flora and the construction of nurseries. Training courses will also be provided in agriculture and animal husbandry, as well as protection of water resources and forests. When fully operational the project will involve some 21,000 persons distributed in 60 villages. The initiative will be managed by a local NGO, that will act under the supervision of a committee formed by Eni, UNDP, the Forest Department and representatives of the local population. The project may prove a useful example to be replicated also in other areas of the country.

With respect to its commitment to encouraging cultural exchanges and the protection and enhancement of artistic and cultural heritage, Eni was the official partner of Genova 2004, European Capital of Culture. Eni already sponsors the concert season of the City’s Teatro Carlo Felice and this new initiative linked its traditional commitment to support important musical and cultural institutions with its involvement approach in the areas where it operates. In particular Eni was the main sponsor of the Paganiniana, a series of concerts and cultural events centered on the life and works of the genoese musician and composer Niccolò Paganini.

Support to the populations of South East Asia affected by the tsunami

Eni contributed to the international humanitarian efforts by donating one million dollars to the Indonesian section of Unicef to address the immediate needs of local children.

Eni against AIDS

Eni promotes policies of prevention, training and information at the workplace in full respect of human rights and the privacy of individuals. In the countries where Eni operates, beside the mentioned project promoted with Unicef in Nigeria and the support to the programs of the Global Fund to Fight Aids, Tuberculosis and Malaria, Eni launched a project for the prevention of mother-to-child transmission of HIV and sexually transmitted diseases in Congo conducted awareness campaigns, on HIV/AIDS and drug abuse in Indonesia, in the Muara Badak and Muara Java regions. In order to favor greater awareness and commitment of companies in the fight against the disease, Eni participates in the Global Business Coalition on HIV/AIDS.

Protection of health, safety and the environment

In an operating context requesting companies, in particular those in the energy sector, to meet strict environmental sustainability requirements and to reduce risks, Eni’s HSE activities are increasingly oriented to the application and certification of rigorous HSE management systems, in an effort to constantly improve their performance through specific projects aimed at meeting the main challenges of sustainability of Eni’s operating sectors.

At the end of 2003 Eni issued a management system model (MSG) based on a yearly cycle including planning, implementation, control, review of results and definition of new objectives. In 2004 business units started implementing this management system along with an audit program aiming at checking its functioning in Eni’s divisions and subsidiaries and at identifying any measures for its improvement. Two preliminary audits were performed in the Refining & Marketing and Exploration & Production divisions, which will lead to an audit system to be extended to all the sectors.

In 2004 Eni’s business units continued to obtain certification of their management systems and operating units according to the most stringent international standards. In 2004 the Livorno refinery qualified under the EMAS standard and the same procedure is underway at the Taranto refinery. Procedures for the certification under ISO 14001 standard are underway and are going to be extended to a number of foreign subsidiaries in the Exploration & Production sector.

In 2004 certifications reached a total of 133, with a 8.1% increase over 2003.

The expansion of the certification activity of management systems led to an increase in audit activities that in 2004 totalled 3,447, in line with the high levels of the past few years.

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Aware that training and professional qualification of the over 2,000 experts working in the HSE area are crucial for managing activities, two projects were launched:

•	the HSE area professional model project, aimed at increasing the sharing of knowledge and improving the professional and managerial skills also through the development of internal knowledge management tools (HSENET);
•	the HSE training project, aimed at disseminating and integrating HSE culture in business strategies, involving professionals not directly operating in this sector.

In 2004 a total of 1,115,600 hours of HSE training were provided to participants all over the world.

Expenditure in HSE in 2004 amounted to euro 1,131 million, with a 22% increase over 2003. Expenditure directed to environmental protection was 71.2% of the total, 26.1% was directed to safety and the remaining 2.7% was directed to health issues. Current expenditure of euro 709 million were mostly related to the intense program of site reclaiming started in the past few years. See the chapter on HSE expenditure of Eni’s 2004 HSE Report for a detailed analysis of expenditure by segment.

Due to the progressive implementation of the MSG in all business units, the issues of safety, health and the environment are becoming more and more integrated into the process of business planning and development.

For this reason a constant flow of analysis is included in an agenda for HSE issues by segment of activity, which identifies the priorities to be achieved in the short, medium and long term and defines sector objectives.

In the area of Safety, Eni is producing its best efforts in improving workplace conditions by means of prevention and protection programs aimed at reducing injury rates for employees and contractors in general.

In 2004, injury rates deteriorated slightly as compared to 2003, interrupting the positive trend of preceding years.

In order to improve the level of alertness to any possible emergency, the emergency rooms operating in Milan and Rome were further strengthened along with the management systems of significant emergencies.

In the area of health, an important e-medicine project is underway, aimed at improving the quality of the health support system provided to workers and health operators in Italy and abroad. This program aims at disseminating best practices in the field of health in all operational contexts, keeping into account specific cultural and geographic features. E-medicine is based on the integrated development of a remote health service to facilitate the treatment of pathologies and face health emergencies, on the creation of a health card for all workers and on an e-learning platform (continuous training for health operators).

In the field of the environment, a priority issue is the reduction of greenhouse gases produced by human activities, in particular of carbon dioxide, that contribute to climate change. This objective has become even more important after Russia endorsed the Kyoto Protocol, which came into force in February 2005. In order to comply with the protocol, the best solutions are the use of low emission energy sources and the adoption of highly efficient technologies. To address the greenhouse gas challenge, Eni completed in 2004 a detailed analysis for defining its strategy to respond to climate change and to participate in the European emissions trading system. In particular, Eni cooperated, in Italy and Europe, with the authorities responsible for the emission trading program and the preparation of the National Allocation Plan.

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In order to meet its commitments, Eni developed a methodological and organizational system for the accounting and reporting greenhouse gas emissions and is implementing a database to support accounting and certification. Eni also identified a number of projects for energy saving and emission reduction from its plants. Eni also evaluated the opportunities derived from the Flexible Mechanisms envisaged by the Kyoto Protocol; in particular it prepared the documentation required to qualify as a Clean Development Mechanism project the already constructed Kwale-Okpai combined cycle power station in Nigeria, that utilizes the associated gas formerly flared. This project is part of a voluntary agreement signed with the Italian Ministry of the Environment in 2003 as one of the Flexible Mechanisms available to companies under the Kyoto Protocol.

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research and development

Eni pursues technological excellence, based on the promotion and dissemination of experience, expertise and know-how, as essential factors in competitiveness as well as economic and environmental sustainability of its industrial activities.

In 2004 Eni consolidated the new model of technological innovation that had been launched in 2002 to support growth and continuing expansion. This entails the integration of R&D skills into so called “technological platforms” aimed at greater effectiveness of innovation in complex projects capable of generating a long-term competitive advantage.

As for the reorganization of Eni’s R&D structures in 2004 the R&D department of the Exploration & Production division operating in the “development and production” area was transferred to EniTecnologie SpA. Eni also continued the implementation of its human resources plan, aimed at increasingly adapting available resources and capabilities to the requirements of projects and businesses.

In 2004, Eni invested euro 257 million in research and development (euro 238 million in 2003). At December 31, 2004, approximately 1,470 persons were employed in research and development activities (1,400 at December 31, 2003).

In the course of 2004, many technologies were implemented at the industrial level for the first time, while others continued being developed.

Exploration & Production (E&P)

In the Exploration & Production sector, the fiber optic technology in wells was transferred at the industrial level thus allowing to control the contribution of the different levels to production.

Field applications of a methodology for the 3D modelling of the network of fractures existing in a reservoir and the simulation of the flow of fluids within the fractures continued.

In the area of seismic imaging, the innovative proprietary “3D Common Reflection Surface (CRS) Stack” technology led to significantly improved results as compared to conventional technologies. The higher density and precision of information on subsoil characteristics allows to reduce project times and associated risks for the definition of the geological model in the exploration and development phases.

Innovative methods are currently being studied with respect to the leak detection in pipelines and sealines and to the validation of multi-phase and flow assurance technologies applied to actual situations.

In the area of underwater production, advanced techniques are being developed for the monitoring of sealines by means of intelligent pigs. Underwater configuration of a technique for the production in low pressure wells which has already been successfully applied onshore, is also being developed.

Major research areas:

Reduction of exploration
and development costs

Geosciences
High resolution low environmental impact prospecting techniques
Monitoring techniques for optimizing field development
Field simulation models
Field productivity enhancement methods
Advanced drilling systems
Production in hostile environments
Sulphur management

Performance and product differentiation
Advanced process control
Innovative polymerization catalysis

Feedstocks enhancement
Long distance gaslines
Conversion of gas into liquid products
Conversion of heavy crudes into light products

Environmental protection
Hydrogen
New formulas for fuels and lubricants
“Clean” catalytic processes
Air and water quality monitoring
Reclamation of polluted soils
Renewable energy (solar, photovoltaic)
Biodiversity
Conversion of dismissed platforms
GHG management

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In the area of environmental protection, handbooks and protocols for the environmental monitoring by means of biomarkers have been published and are in use, while research was started with particular reference to: (i) characterization and monitoring of biodiversity in onshore and offshore sites involved in E&P activities also with the cooperation of NGOs active in the area of biodiversity conservation; (ii) development of a methodology for the technical-socio-economic feasibility of the conversion of dismissed platforms (fish farms, wind farms).

With the aim of identifying innovative solutions for mitigating the impact of sour gases on assets operated by Eni, within the integrated research program called H2S and sulphur management in E&P operations, significant progress was achieved in an innovative technology for H2S bulk separation.

Gas & Power (G&P)

Within the High Pressure Transport project the construction of a pilot pipe, with a 48 inch diameter in very high resistance steel was started, which will allow to reduce the development phase of this technology. As part of this project, a 10-kilometer long pilot segment in X 80 steel is under construction. The project aims at enabling Eni to become competitive in the gas to market sector through the high pressure transport option.

In cooperation with international organizations, such as the European Group for Research on Natural Gas, studies were completed on a non destructive system for the detection of corrosion and on methods for analyzing the safety and reliability of the gasline network with specific attention to interference of third parties.

Work continued in the area of evaluation of technologies for detecting and monitoring instable areas and in the field of tools for identifying leakages in natural gas distribution network with technologies developed at the European level.

In the area of electricity generation, studies continued on generation distributed by means of micro turbines fired with natural gas.

Refining & Marketing (R&M)

R&D commitment continued to be aimed at developing high quality fuels and lubricants with low environmental impact. In 2004 sales of the new high-octane and lower environmental impact fuel under the BluSuper brand started.

In the area of marine lubricants, after testing on vessels, the line of products for large two and four stroke engines was strengthened and obtained qualification from engine builders.

R&D activities continued on the process of oxidating desulphuration aimed at manufacturing sulphur-free gasoil with lower costs than the hydro-desulphuration process currently in use.

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In the field of “non conventional crudes” (heavy crudes and oil sands) and refinery residue enhancement, at the Taranto refinery a 1,200 barrels/day plant based on the Eni Slurry Technology entered the testing phase. The demonstration of this technology, expected in 2005, will provide Eni with an important competitive advantage. This is a key technology for the oil industry as it allows for a more economic utilization of heavy crudes and the total transformation of oil into products for automotive use, avoiding fatal production of fuel oil.

In line with the increasing demand for hydrogen in the refining system, deriving from the strong request for high quality products, Eni is developing a pilot plant for the development of a new of poly-fuel reforming based on catalytic oxidation with short contact time with liquid and gaseous hydrocarbons. Aim of the program is to produce hydrogen at competitive costs, also in small-medium sized plants with high flexibility in relation to feedstocks available in refineries.

In the field of gas to liquids (GTL) conversion Eni completed the research activity with reference to the Fischer-Tropsch synthesis at the Sannazzaro pilot plant in cooperation with the Institut Français du Pétrole. A related technique for wax upgrading by means of hydrocracking was also developed.

R&D in the field of environmental protection led to the start-up of an integrated research program “Green House Gases”, aimed at verifying the feasibility of the geological sequestration of CO2 in depleted fields and salty aquifers. As part of the program, Eni decided to participate in the second phase of the CO2 Capture project aimed at finding practical solutions for the capture and sequestration of CO2.

The Early Warning Monitoring System (EWMS) project continued. It aims at developing a single computerized platform for real time recording of the physical and chemical profiles of Eni’s productive activities and of their environmental context.

Petrochemicals

Low density linear polyethylene with higher performance were produced on an industrial gas phase plant. Work continued on polybutadiene, polystyrene and EP(D)M rubber customized to meet market requirements. Catalytic systems for the hydrocracking of heavy fractions (FOK) useful to produce valuable cracking feedstocks were identified and patented.

During the year, 44 applications for patents were filed.

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financial review

Results of operations

(million euro)
2002	2003	2004	Change	% Ch.

Net sales from operations	47,922	51,487	58,382	6,895	13.4
Other income and revenues	1,080	913	1,298	385	42.2
Operating expenses	(34,996)	(37,732)	(42,356)	(4,624)	(12.3)
Depreciation, amortization and writedowns	(5,504)	(5,151)	(4,861)	290	5,6
Operating income	8,502	9,517	12,463	2,946	31.0
Net financial (expense)	(167)	(154)	(95)	59	38.3
Net (expense) income from investments	43	(17)	229	246	..
Income before extraordinary
items and income taxes	8,378	9,346	12,597	3,251	34.8
Net extraordinary income (expense)	(29)	49	(56)	(105)	..
Income before income taxes	8,349	9,395	12,541	3,146	33.5
Income taxes	(3,127)	(3,241)	(4,653)	(1,412)	(43.6)
Income before minority interest	5,222	6,154	7,888	1,734	28.2
Minority interest	(629)	(569)	(614)	(45)	(7.9)
Net income	4,593	5,585	7,274	1,689	30.2

Eni’s consolidated financial statements for the year 2004 showed a net income of euro 7,274 million with a euro 1,689 million increase over 2003 (up 30.2%), due essentially to a positive operating performance (up euro 2,946 million) registered in particular in Eni’s core business, offset in part by higher income taxes (euro 1,412 million). This positive operating performance was achieved also with the contribution of the petrochemical business. Eni’s operating income of euro 12,463 million is the highest ever achieved by Eni, euro 1.7 billion higher than the previous record of 2000.

Return on capital employed (ROACE)1 reached 18.8% (15.6% in 2003).

(1)	For definition of ROACE see "Glossary" below.

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Net sales from operations

(million euro)
2002	2003	2004	Change	% Ch.

Exploration & Production	12,877	12,746	15,349	2,603	20.4
Gas & Power	15,297	16,068	17,258	1,190	7.4
Refining & Marketing	21,546	22,148	26,094	3,946	17.8
Petrochemicals	4,516	4,487	5,417	930	20.7
Oilfield Services Construction and Engineering	4,546	6,306	6,494	188	3.0
Other activities (1)	1,555	1,177	1,279	102	8.7
Corporate and financial companies (1)	457	702	851	149	21.2
Consolidation adjustment	(12,872)	(12,147)	(14,360)	(2,213)	18.2
	47,922	51,487	58,382	6,895	13.4

(1)	Following its merger into Eni, EniData SpA which managed Eni’s IT activities, formerly included in “Other Activities”, is now included in “Corporate and financial companies”. Data for 2002 and 2003 have been reclassified accordingly, in order to allow for a homogeneous comparison.

Eni’s net sales from operations for 2004 hit the euro 58,382 million record level, with an increase of euro 6,895 million over 2003, up 13.4%, due essentially to higher oil prices in dollars, higher refined product and petrochemical prices and higher volumes sold in Eni’s main operating segments, whose effects were partially offset by the impact of the depreciation of the dollar over the euro (approximately euro 1,100 million).

Revenues generated by the Exploration & Production segment (euro 15,349 million) increased by euro 2,603 million, up 20.4%, due essentially to higher prices realized in dollars (oil up 30.3%, natural gas up 9.3%) and higher hydrocarbon production sold (20.3 million boe, up 3.6%) whose effects were partially offset by the appreciation of the euro over the dollar.

Revenues generated by the Gas & Power segment (euro 17,258 million) increased by euro 1,191 million, up 7.4%, due essentially to increased volumes sold of natural gas (3.94 billion cubic meters, up 5.7%) excluding own consumption, and electricity (8.30 terawatthour, up 149.5%), whose effects were offset in part by lower natural gas prices related to the natural gas scenario in particular to the appreciation of the euro over the dollar.

Revenues generated by the Refining & Marketing segment (euro 26,094 million) increased by euro 3,946 million, up 17.8%, essentially due to higher international prices for refined products and to higher volumes sold (3.11 million tonnes, up 6.2%), whose effects were offset in part by the appreciation of the euro over the dollar.

Revenues generated by the Petrochemical segment (euro 5,417 million) increased by euro 930 million, up 20.7%, due mainly to a 20.8% increase in the average selling prices of products.

Revenues from the Oilfield Services, Construction and Engineering segment (euro 6,494 million) increased by euro 188 million, up 3%, due to mainly increased activity levels.

Revenues generated by Corporate and financial companies (euro 851 million) increased by euro 151 million, up 21.6%, due essentially to the concentration of activities generating overhead expenses and relating to the headquarters of Rome, San Donato Milanese and Genova (in particular these activities relate to real estate rentals and maintenance, business support and human resources services) as well as IT communication and other services. Costs related to these activities and services had been previously recognized by companies and divisions of Eni.

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Other income and revenues

Other income and revenues (euro 1,298 million) increased by euro 385 million due mainly to higher gains on the disposal of assets (euro 413 million in 2004, euro 109 million in 2003) related mainly to the divestment of proved and unproved property in the Exploration & Production segment (euro 371 million).

Operating expenses

(million euro)
2002	2003	2004	Change	% Ch.

Purchases, services and other	31,893	34,566	39,092	4,526	13.1
Payroll and related costs	3,103	3,166	3,264	98	3.1
	34,996	37,732	42,356	4,624	12.3

Operating expenses (euro 42,356 million) increased by euro 4,624 million over 2003, up 12.3%, due mainly to: (i) higher prices for oil-based and petrochemical feedstocks and for natural gas; (ii) higher volumes of natural gas purchased and higher activity levels in the Oilfield Services, Construction and Engineering segment; (iii) higher volumes of petroleum products purchased for resale in the Refining & Marketing segment; (iv) higher provisions to the site restoration and abandonment reserve in the Exploration & Production segment (euro 182 million). These increases were partially offset by the effect of the appreciation of the euro over the dollar, also related to the conversion of financial statements denominated in currencies other than the euro.

Payroll and related costs (euro 3,264 million) increased by euro 98 million, up 3.1%, mainly due to an approximately 4.8% increase in unit labor cost in Italy and higher activity levels in the Oilfield Services, Construction and Engineering segment outside Italy. These effects were offset in part by the decline related to the divestment of the 100% interest in Agip do Brasil SA, a refined product and LPG distribution company, the decline in the average number of employees in Italy (approximately 1,300 persons), and the effect of the conversion of financial statements denominated in currencies other than the euro.

Depreciation, amortization and writedowns

(million euro)
2002	2003	2004	Change	% Ch.

Exploration & Production	3,552	3,133	3,021	(112)	(3.6)
Gas & Power	417	533	572	39	7.3
Refining & Marketing	490	493	465	(28)	(5.7)
Petrochemicals	125	125	107	(18)	(14.4)
Oilfield Services Construction and Engineering	267	271	251	(20)	(7.4)
Other activities	51	51	44	(7)	(13.7)
Corporate and financial companies	60	104	106	2	1.9
Total depreciation and amortization	4,962	4,710	4,566	(144)	(3.1)
Writedowns	542	441	295	(146)	(33.1)
	5,504	5,151	4,861	(290)	(5.6)

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Depreciation, amortization and writedown charges (euro 4,861 million) decreased by euro 290 million over 2003, down 5.6%.

Depreciation and amortization charges (euro 4,566 million) declined by euro 144 million due the decline registered in particular in the Exploration & Production segment (euro 112 million) related to the effect of the conversion of financial statements of subsidiaries with currency other than the euro, lower exploration costs and lower amortization of exploration bonuses (euro 169 million on a constant exchange rate basis), offset only in part by higher development amortization charges (euro 246 million on a constant exchange rate basis) related to higher production and expenditure aimed at maintaining production levels in mature fields in Italy, Egypt, the United Kingdom and Indonesia. Amortization charges of the Gas & Power segment increased by euro 39 million, due in particular to the coming on stream of power generation units at Ferrera Erbognone and Ravenna.

Writedowns (euro 295 million) concerned essentially the impairment of proved and unproved property in the Exploration & Production segment (euro 266 million). In 2003 writedowns (euro 441 million) concerned mainly proved and unproved property (euro 227 million) and petrochemical plants (euro 122 million).

The amortization of the difference between the purchase price and the net book value of recently purchased companies (Italgas, Bouygues Offshore and Lasmo) non allocated to assets/liabilities (goodwill) amounted to euro 106 million. Including also the amortization of the goodwill of purchased companies accounted for under the equity method (euro 124 million, in particular Galp Energia, GVS and Unión Fenosa Gas) recognized in the income statement under the item net income from investments, the overall effect of goodwill amortization amounted to euro 230 million.

Operating income

(million euro)
2002	2003	2004	Change	% Ch.

Exploration & Production	5,175	5,746	8,017	2,271	39.5
Gas & Power	3,244	3,627	3,463	(164)	(4.5)
Refining & Marketing	321	583	965	382	65.5
Petrochemicals	(126)	(176)	271	447	..
Oilfield Services Construction and Engineering	298	311	260	(51)	(16.4)
Other activities	(201)	(293)	(244)	49	16.7
Corporate and financial companies	(209)	(281)	(269)	12	4.3
Operating income	8,502	9,517	12,463	2,946	31.0

Exploration & Production

Operating income amounted to euro 8,017 million increasing by euro 2,271 million over 2003, up 39.5%, due to: (i) higher average realizations in dollars (oil up 30.3%, natural gas up 9.3%); (ii) higher hydrocarbon production sold (20.3 million boe, up 3.6%); (iii) the recognition of net gains on the sale of assets, as part of Eni’s mineral right portfolio rationalization program (euro 334 million); (iv) lower exploration costs and lower amortization of exploration bonuses (euro 169 million on a constant exchange rate basis). These positive factors were offset in part by: (i) the effect (approximately euro 890 million) of the appreciation of the euro over the dollar (up 10%); (ii) higher production costs and amortization related to higher production and capital expenditure aimed at maintaining production levels in mature fields; (iii) higher provisions to the site restoration and abandonment reserve (euro 182 million).

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Gas & Power

Operating income in 2004 amounted to euro 3,463 million, a euro 164 million decrease over 2003, down 4.5%, due mainly to: (i) lower margins on natural gas sales, due also to the effect of the different measure of appreciation of the euro over the dollar with respect to 2003; (ii) lower natural gas distribution tariffs; (iii) higher net operating expense (euro 49 million) related in particular to lower release of redundant risk reserves. These negative factors were offset in part by: (i) an increase in natural gas volumes sold (5.74 billion cubic meters, including own consumption, up 8%) and distributed, whose effects were offset in part by a different sales mix; (ii) higher results in natural gas transport activities outside Italy due to the tariff review process and in natural gas transmission in Italy, due also to the reimbursement of the first instalment paid to the Sicilia Region in 2002 following the establishment of a new tax under Regional Law No. 2 of March 26, 2002 (euro 11 million)[2]; (iii) higher results in power generation related in particular to increased production sold (8.30 terawatthour, up 149.5%); (iv) the fact that in the fourth quarter of 2003 the writedown of natural gas distribution assets in Brazil was recorded (euro 30 million).

Refining & Marketing

Operating income in 2004 amounted to euro 965 million, a euro 382 million increase over 2003, up 65.5%, due essentially to: (i) higher refining margins (the margin on Brent was up 1.37 dollars/barrel) enhanced by the effect of an increase in the differential between the prices of light crudes and products and heavy crudes and fuel oil, which favored Eni’s refining system, characterized by a high conversion capacity. The effects of this increase were offset in part by the effect of the appreciation of the euro over the dollar; (ii) higher intake processing on own account (2.25 million tonnes, up 6.4%) in Italy, also due to fewer maintenance standstills at wholly-owned refineries, and in the rest of Europe; (iii) increased volumes sold on retail markets in the rest of Europe (0.45 million tonnes, up 14.9%) following the purchase of service stations in Spain, Germany and France in 2003; (iv) higher sales margins on wholesale markets. These positive factors were offset in part by a decline in distribution margins on retail markets in Italy and the rest of Europe, related to the increase in international refined product prices, not wholly reflected in selling prices, and higher royalties paid to highway companies in Italy.

Petrochemicals

In 2004 operating income amounted to euro 271 million (as compared to a euro 176 million operating loss in 2003); the euro 447 million improvement was due mainly to: (i) an increase in margins, in particular in basic petrochemicals (cracker margin) related to a better trend in prices than in the cost of oil-based feedstocks, related to a positive trend in demand as well as to an improved industrial and sales performance; (ii) the fact that in 2003 plant writedowns were recognized for euro 122 million (euro 3 million in 2004); (iii) a profit on stocks[3] of euro 39 million.

Oilfield Services, Construction and Engineering

Operating income in 2004 totaled euro 260 million, a euro 51 million decline over 2003, down 16.4%. Engineering registered an operating loss amounting to euro 33 million, as compared to an operating income of euro 7 million in 2003, due to the lower profitability of certain contracts. Oilfield services and construction recorded an operating income of euro 293 million, with a euro 11 million decline, following lower results in particular in: (i) the Onshore construction area, due to the completion of relevant contracts in Kazakhstan (Karachaganak field), Saudi Arabia and Nigeria, whose effects were offset in part by the

(2)	The Provincial Tax Commission of Palermo confirmed the illegitimacy of the environmental tax imposed by the Sicilia Region with a decision deposited on January 5, 2005 and obliged the Region to pay back to Snam Rete Gas the other instalments paid (euro 75.3 million).
(3)	Difference between the current period cost of products sold and the cost deriving from the application of the weighted average cost method in the evaluation of inventories.

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start-up of a new contract in Sakhalin in Russia; (ii) the Offshore construction and LNG areas, due to lower profitability of contracts. These negative factors were offset in part by increased results in the Offshore drilling area due to increased utilization rate of certain vessels and the Leased FPSO area, due essentially to a contract for the recovery of oil from the tanks of the Prestige tanker, that sunk off the coast of Galicia in November 2002.

Other activities

This area recorded operating losses of euro 244 million with a euro 49 million decrease over 2003 (down 16.7%), related in particular to Syndial SpA (euro 42 million) due to: (i) lower asset writedowns (euro 38 million); (ii) lower fixed costs (euro 14 million) related to streamlining; (iii) higher margins on the sale of products (euro 11 million). These positive factors were partly offset by: (i) the fact that in 2003 gains from the disposal of assets were recorded of euro 13 million; (ii) higher expense (euro 7 million) related to the accident involving the Porto Torres dock.

Corporate and financial companies

This segment recorded operating losses of euro 269 million, decreasing by euro 12 million over 2003, due essentially to a better performance of Padana Assicurazioni SpA, whose effects were offset in part by a higher operating loss of Eni Corporate due to higher R&D costs (euro 27 million) related in part to the beginning of new projects (euro 8 million) offset only in part by lower IT costs (euro 12 million).

Net financial expense
(million euro)
2002	2003	2004	Change	% Ch.

Net financial expense	(259)	(270)	(139)	131	(48.5)
Income on receivables
related to operations and tax credits	122	116	108	(8)	(6.9)
Exchange difference, net	(30)		(2)	(2)	..
Provision to the risk reserve			(62)	(62)	..
	(167)	(154)	(95)	59	(38.3)

Net financial expense (euro 95 million) decreased by euro 59 million over 2003, down 38.3%, due in particular to lower interest rates on European markets (Euribor down 0.2 percentage points) and lower average net borrowings4. These positive factors were offset in part by the provision to the risk reserve of euro 62 million, related to the sale to British Telecom Plc of the financing receivable from Albacom (Eni’s interest 35%) for euro 87 million5.

Net income on investments

Net income from investments amounted to euro 229 million (as compared to a net expense of euro 17 million in 2003) and represented the balance of income of euro 311 million and expense of euro 82 million. Income concerned essentially: (i) Eni’s share of income of subsidiaries accounted for with the equity method (euro 199 million), in particular in the Gas & Power segment (euro 109 million of these Trans Austria Gasleitung GmbH for euro 32 million, Transmediterranean Pipelines Co Ltd for euro 19 million, Azienda Energia e Servizi Torino SpA for euro 19 million and Trans Europa Naturgas Pipeline GmbH for euro 32 million, Transmediterranean Pipelines Co Ltd for euro 19 million, Azienda Energia e Servizi Torino SpA for euro 19 million and Trans Europa Naturgas Pipeline GmbH for euro

(4)	Excluding loans directed to specific capital expenditure projects in the Exploration & Production and Gas & Power segments, whose financial charges are recognized as an increase of the relevant capital goods.
(5)	See, Subsequent events, below.

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11 million), Oilfield Services, Construction and Engineering segment (euro 50 million) and Refining & Marketing segment (euro 35 million); (ii) dividends received by subsidiaries and affiliates accounted for at cost (euro 72 million, euro 48 million of which by Nigeria LNG Ltd - Eni’s interest 10.4%); (iii) gains on disposals (euro 36 million) concerning in particular the sale of a 2.33% interest in Nuovo Pignone Holding SpA (euro 23 million) and a 50% interest in Finifast Srl in the Refining & Marketing segment (euro 3 million). Expense concerned essentially Eni’s share of losses of subsidiaries and affiliates, relating in particular to Albacom SpA (euro 41 million), affiliates in the Exploration & Production segment (euro 27 million, of these Discovery Producer Services Llc for euro 8 million, Geopromtrans Llc for euro 5 million and Caspian Pipeline Consortium for euro 4 million), Galp Energia SGPS SA (euro 5 million, affected by the euro 107 million amortization of the difference between purchase cost and net book value) and Unión Fenosa Gas SA (euro 3 million, affected by the amortization of the difference between purchase cost and net book value - euro 10 million).

The euro 246 million improvement in net income from investments (from a euro 17 million expense to a euro 229 million income) was due to: (i) lower losses recognized by Albacom (Eni’s interest 35%) of euro 87 million; (ii) improved results of operations of Blue Stream (Eni’s interest 50%), Galp Energia (Eni’s interest 33.34%) and Unión Fenosa Gas (Eni’s interest 50%) for a total of euro 61 million; (iii) higher dividends received (euro 50 million) in particular from Nigeria LNG.

Net extraordinary income

Net extraordinary income and expense are described in the following table:

(million euro)
2002	2003	2004

Extraordinary income
Gains on disposals:
- gain on the offering of 9.054% of Snam Rete Gas			519
- other gains	257	290	142
	257	290	661
Other extraordinary income	112	273	44
	369	563	705
Extraordinary expense
Restructuring costs:
- charges and provisions for risks and contingencies	(157)	(248)	(601)
- cost of redundancy incentives	(114)	(116)	(54)
- writedowns and losses	(55)	(66)	(20)
	(326)	(430)	(675)
Other extraordinary expense	(72)	(84)	(86)
Extraordinary expense	(398)	(514)	(761)
	(29)	49	(56)

Gains on disposals amounted to euro 661 million and concerned essentially: (i) the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 519 million); (ii) the divestment of Eni’s 100% interest in Agip do Brasil SA, a company operating in the area of distribution of refined products and LPG (euro 94 million); (iii) the divestment of the waste disposal business in Ravenna (euro 27 million); (iv) the divestment of service stations in the Refining & Marketing segment (euro 12 million).

Charges and provisions for risks and contingencies of euro 601 million concerned essentially: (i) environmental charges of Syndial SpA (euro 162 million) and in the Refining & Marketing segment (euro 141 million); (ii) provisions to the reserve for risks and liabilities of the estimated expense of euro 91 million related to Eni’s participation in Oil Insurance Ltd,

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related to the accident rate of the past five years (strongly affected by the exceptionally high number of accidents occurred in 2004: the Ivan hurricane in the Gulf of Mexico, the fire at the El Temsah platform in the Egyptian offshore) which will be paid in the next five years; (iii) charges for contingent liabilities related to divestments carried out in the Refining & Marketing segment (euro 64 million); (iv) a provision to the reserve for risks and liabilities in connection with a tax claim in Angola (euro 39 million) and restructuring charges (euro 14 million) related to the process of portfolio rationalization in the United Kingdom in the Exploration & Production segment; (v) restructuring charges relating to decommissioned sites of Syndial SpA (euro 20 million).

Redundancy incentives amounted to euro 54 million and concerned in particular the Refining & Marketing (euro 20 million), Corporate and financial companies (euro 11 million), Gas & Power (euro 10 million), Petrochemical segments (euro 6 million).

Writedowns and losses on disposal for euro 20 million concerned essentially the writedown of the solvent manufacture plant in Fornovo, due to the reorganization of activities (euro 18 million).

In 2003, extraordinary income concerned essentially the settlement paid by Edison SpA regarding the Enimont dispute (euro 200 million) and gains on the sale of service stations and other assets in the Refining & Marketing segment (euro 237 million). Extraordinary expense concerned mainly: (i) the provision for environmental charges of Syndial SpA (euro 82 million) and of the Refining & Marketing segment (euro 51 million), as well as charges for future management costs of decommissioned sites of Syndial SpA (euro 48 million); (ii) redundancy incentives (euro 116 million); (iii) writedowns and losses on investments (euro 66 million).

Income taxes

Income taxes (euro 4,653 million) increased by euro 1,412 million, up 43.6%, related essentially to higher income before taxes (euro 3,146 million) and the fact that in 2003 deferred tax assets of euro 701 million were recognized in connection with the revaluation of assets provided for by the 2004 Italian budget law (euro 414 million) and the alignment of the fiscal value of Stoccaggi Gas Italia SpA’s assets to their book value as well as the elimination of certain favorable fiscal provisions. These negative factors were offset in part by the recognition of deferred tax assets concerning the timing difference between the fiscal value and the book value of: (i) Stoccaggi Gas Italia SpA related to natural gas stocks which time difference had not been recognized in 2003 (euro 259 million)6; (ii) Syndial, due to the inclusion of this company in Eni’s consolidated accounts for Italian tax purposes, related essentially to non deducted risk reserve charges and writedown of tangible assets; (iii) Agip Caspian Sea BV following the approval of the development plan of the Kashagan field by the Kazakh authorities, related essentially to exploration costs fully amortized in the year they were incurred (euro 88 million). Exemption from corporate income tax on gains from the sale of interests contributed to the reduction of taxable income as well as the one percentage point decline in statutory tax rate (from 34 to 33%).

(6)	In fiscal year 2003, Stoccaggi Gas Italia, which in 2001 received a contribution-in-kind of natural gas storage assets from Eni SpA and Snam SpA, applied Law No. 448 of December 28, 2001, that allows companies receiving contributions-in-kind of assets to align the taxable value of these assets to the higher book value by paying a 9% special rate tax instead of the 34% statutory tax rate. Therefore in Eni’s 2003 consolidated financial statements a deferred tax asset of euro 287 million (net of the special rate tax of euro 154 million) was recognized on the temporary difference between the taxable value and the book value of these assets. See “2003 Annual Report on Form 20-F - Item 5 Operating and financial review and prospects - Results of operations, under the caption Income Taxes”. On that occasion, the deferred tax asset arising from the temporary difference between the taxable value and the book value of natural gas volumes held in storage (euro 696 million) was not recognized because its recoverability was not considered reasonably certain, given the fact that Law No. 170 of 1974 did not establish limitations to the renewal of natural gas storage concessions. As a matter of fact Italian GAAP state that no deferred tax asset can be recognized unless there exists a reasonable degree of certainty about its future recoverability. On the contrary the newly enacted Law No. 239 of August 23, 2004 establishes a limit to the renewal of natural gas storage concessions; in particular article 1 line 61 states: “holders of natural gas underground storage concessions are entitled to no more than two renewals, each lasting ten years, on condition that such persons carry out storage programs and all other obligations arising from the concession”. On this basis in 2004 accounts a deferred tax asset was recognized of euro 259 million.

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Minority interest

Minority interest (euro 614 million) concerned essentially Snam Rete Gas SpA (euro 489 million) and Saipem SpA (euro 114 million). The euro 45 million increase over 2003 was due in particular to the increase in minority interest in Snam Rete Gas related to the sale of 9.054% of its share capital.

Consolidated balance sheet

(million euro)
Dec. 31, 2003	Dec. 31, 2004	Change

Non-current assets
Net fixed assets	36,360	37,616	1,256
Intangible assets	3,610	3,190	(420)
Investments	3,160	3,282	122
Operating financing receivables and securities related to operations	983	772	(211)
Net accounts payable in relation to investments	(1,018)	(972)	46
	43,095	43,888	793
Net working capital	(679)	(604)	75
Reserve for employee termination indemnities	(555)	(590)	(35)
Net capital employed	41,861	42,694	833
Shareholders’ equity including minority interest	28,318	32,466	4,148
Net borrowings	13,543	10,228	(3,315)
Total liabilities and shareholders’ equity	41,861	42,694	833

EUR/USD change at December 31	1.263	1.362	0.099

The appreciation of the euro over other currencies, in particular the US dollar (at December 31, 2004 the euro was up 7.8% over the US dollar with respect to December 31, 2003) determined an estimated decline in the book value of net capital employed of about euro 1,080 million, in net equity of about euro 760 million and in net borrowings of about euro 320 million as a result of the conversion of financial statements expressed in currencies other than the euro at December 31, 2004.

At December 31, 2004, net capital employed totaled euro 42,694 million, representing an increase of euro 833 million over December 31, 2003, due mainly to an increase in net fixed assets related to capital expenditure and investments. These increases were offset in part by the effect of: (i) the appreciation of the euro over the dollar in the conversion of financial statements denominated in currencies other than the euro; (ii) the disposal of assets mainly in the Exploration & Production segment; (iii) repayments of operating financing receivables by Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd AG (for a total of euro 122 million), companies accounted for by the equity method.

The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on Eni’s net capital employed was 90.1% (90.9% as of December 31, 2003). The debt to equity ratio went from 0.48 at December 31, 2003 to 0.31 at December 31, 2004.

Net fixed assets (euro 37,616 million) were primarily related to the Exploration & Production (54.7%), Gas & Power (27.8%) and Refining & Marketing (8.8%) divisions. Provisions for depreciation, amortization and writedowns (euro 41,352 million) represented 52.4% of gross fixed assets (52.6% at December 31, 2003).

Investments in unconsolidated subsidiaries and affiliates (euro 3,282 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 568 million), 50% of Unión Fenosa Gas (euro 408 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 192 million), 49% of Azienda Energia e Servizi SpA (euro

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171 million), 50% of Raffineria di Milazzo ScpA (euro 168 million), 50% of EnBW - Eni Verwaltungsgesellschaft mbH (euro 148 million), 50% of Blue Stream Pipeline Co BV (euro 116 million), 28% of Erg Raffinerie Mediterranee SpA (euro 100 million), 33.33% of United Gas Derivatives Co (euro 97 million), 12.04% of Darwin LNG Pty Ltd (euro 89 million), 10.4% of Nigeria LNG Ltd (euro 86 million) and 49% of Superoctanos CA (euro 82 million).

Accounts receivable financing and securities related to operations (euro 772 million) were made up primarily by loans made by Eni’s financial subsidiaries on behalf of Eni’s operating subsidiaries in particular in the Gas & Power (euro 531 million) and Exploration & Production segments (euro 154 million).

Net equity at December 31, 2004 (euro 32,466 million) increased by euro 4,148 million over December 31, 2003, due essentially to net income before minority interest for the period (euro 7,888 million), whose effects were offset in part by the payment of dividends for 2003 (euro 3,077 million) and the effects of the conversion of financial statements of subsidiaries denominated in currencies other than the euro (approximately euro 760 million).

Net working capital

(million euro)
Dec. 31, 2003	Dec. 31, 2004	Change

Inventories	3,293	3,320	27
Trade accounts receivable	9,772	10,785	1,013
Trade accounts payable	(5,950)	(6,353)	(403)
Taxes payable and reserve for deferred taxation, net	(2,532)	(3,102)	(570)
Reserve for contingencies	(5,708)	(6,102)	(394)
Other operating assets (liabilities) (1)	446	848	402
	(679)	(604)	75

(1)	Include operating financing receivables and securities related to operations for euro 428 million (euro 447 million at December 31, 2003) and securities covering technical reserves of Padana Assicurazioni SpA for euro 474 million (euro 483 million at December 31, 2003).

Trade accounts receivable increased by euro 1,013 million due essentially to higher prices in dollars of oil and refined products and higher volumes sold in the main operating segments, whose effects were offset in part by the depreciation of the dollar over the euro. The increase related in particular to the Gas & Power segment (euro 274 million), the Petrochemical segment (euro 250 million), the Exploration & Production segment (euro 214 million) and the Refining & Marketing segment (euro 117 million).

Taxes payable and the net reserve for deferred taxation increased by euro 570 million (excise taxes) due to a euro 520 million increase in excise taxes in connection with the circumstance that in 2004 the obligation to pay in December an advance on excise taxes due on sales of refined products carried out in the second half of December was not replicated.

The reserve for contingencies (euro 6,102 million) included essentially: the site restoration and abandonment reserve of euro 2,057 million (euro 2,040 million at December 31, 2003), the environmental risk reserve of euro 1,639 million (euro 1,631 million at December 31, 2003), the loss adjustment and actuarial reserve for Padana Assicurazioni SpA of euro 693 million (euro 599 million at December 31, 2003), the reserve for contract penalties and disputes of euro 213 million (euro 181 million at December 31, 2003), the reserve for disposals and restructuring of euro 179 million (euro 218 million at December 31, 2003), the reserve for losses of subsidiaries of euro 91 million (euro 121 million at December 31, 2003), the reserve for employee retirement and similar obligations of euro 36 million (euro 65 million at December 31, 2003).

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Net borrowings

At December 31, 2004, net borrowings totaled euro 10,228 million, representing a decrease of euro 3,315 million over December 31, 2003.

(million euro)
Dec. 31, 2003	Dec. 31, 2004	Change

Debts and bonds	16,254	12,725	(3,529)
Cash	(1,580)	(1,084)	496
Securities not related to operations	(794)	(802)	(8)
Accounts receivable financing not related to operations	(272)	(415)	(143)
Other	(65)	(196)	(131)
	13,543	10,228	(3,315)

Debts and bonds amounted to euro 12,725 million, of which 5,051 were short-term (including the portion of long-term debt due within twelve months for euro 936 million) and 7,674 were medium and long-term. In particular bonds amounted to euro 5,331 million (euro 4,793 million at December 31, 2003).

Gross borrowings of euro 12,725 million were denominated for 63% in euro, for 24% in US dollars, for 10% in pound sterling and for 3% in other currencies.

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Reclassified cash flow statement and change in net borrowings

(million euro)
2002	2003	2004

Net income before minority interest	5,222	6,154	7,888
as adjusted:
- depreciation, amortization and other non monetary items	5,682	5,493	5,245
- net gains on disposal of assets	(152)	(35)	(374)
- dividends, interest, extraordinary income (expense) and income taxes	3,305	3,268	4,935
Cash generated from operating income before changes in working capital	14,057	14,880	17,694
Changes in working capital related to operations	(510)	(465)	(564)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(2,969)	(3,588)	(4,768)
Net cash provided by operating activities	10,578	10,827	12,362
Capital expenditure	(8,048)	(8,802)	(7,503)
Acquisitions	(1,315)	(985)	(316)
Disposals	935	650	1,549
Other investments and divestments	(319)	1,110	82
Free cash flow	1,831	2,800	6,174
Borrowings (repayment) of debt related to financing activities	(1,171)	1,400	131
Changes in short and long-term financial debt	3,736	1,629	(3,619)
Dividends paid and changes in minority interest and reserves	(3,846)	(5,933)	(3,165)
Effect of change in consolidation and exchange differences	(64)	(107)	(17)
NET CASH FLOW FOR THE PERIOD	486	(211)	(496)
Free cash flow	1,831	2,800	6,174
Net borrowings of acquired companies	(51)	(692)
Net borrowings of divested companies	39	1	279
Exchange differences on net borrowings and other changes	990	1,422	27
Dividends paid and changes in minority interest and reserves	(3,846)	(5,933)	(3,165)
CHANGE IN NET BORROWINGS	(1,037)	(2,402)	3,315

Cash flow generated by operating activities (euro 12,362 million) and cash from disposals (euro 1,828 million, including net borrowings transferred of euro 279 million) were offset in part by: (i) financial requirements for capital expenditure and investments (euro 7,819 million) and the payment of dividends for 2003 (euro 3,077 million, of which 2,828 by Eni SpA); (ii) the effects of changes in consolidation (euro 351 million, related in particular to the inclusion in consolidation of Serfactoring SpA).

The effect of the conversion of financial statements denominated in currencies other than the euro (approximately euro 320 million) contributed to the euro 3,315 million reduction in net borrowings.

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Capital expenditure and investments

(million euro)
2002	2003	2004	Change	% Ch.

Exploration & Production	5,615	5,681	4,912	(769)	(13.5)
Gas & Power	1,315	1,760	1,446	(314)	(17.8)
Refining & Marketing	550	730	669	(61)	(8.4)
Petrochemicals	145	141	99	(42)	(29.8)
Oilfield Services Construction and Engineering	233	278	209	(69)	(24.8)
Other activities	119	71	48	(22)	(32.4)
Corporate and financial companies	71	141	120	(22)	(14.9)
Capital expenditure in tangible and intangible assets (1)	8,048	8,802	7,503	(1,299)	(14.8)
Investments	1,366	4,255	316	(3,939)	(92.6)
	9,414	13,057	7,819	(5,238)	(40.1)

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 164, 186 and 210 million in 2002, 2003 and 2004, respectively.

Capital expenditure amounted to 7,503 million, (of which 94% related to the Exploration & Production, Gas & Power and Refining & Marketing segments) and concerned: (i) development of hydrocarbon fields (euro 4,369 million) in particular in Libya, Iran, Angola, Italy, Kazakhstan, Egypt, Nigeria and Norway, and exploration (euro 499 million); (ii) development and maintenance of Eni’s natural gas transmission and distribution network in Italy (euro 721 million); (iii) the construction of the tar gasification plant at the Sannazzaro refinery, actions on refineries for the adjustment of automotive fuel characteristics to new European specifications and the upgrade of the refined product distribution network in Italy and in the rest of Europe (for a total of euro 669 million); (iv) the continuation of the construction of electricity generation plants (euro 451 million). Capital expenditure in the Corporate and financial companies segment amounted to euro 120 million and concerned mainly expenditure of Serleasing SpA (euro 50 million) related in particular to IT, the Eni Slurry Technology project (euro 44 million) and Eni’s IT applications (euro 17 million).

Net cash provided by operating activities (euro 3,165 million) enabled the payment of dividends by Eni SpA (euro 2,828 million), the payment of dividends by Snam Rete Gas SpA (euro 195 million), by Saipem SpA (euro 37 million) and other consolidated companies (euro 17 million) and the buy-back of own shares7 (euro 70 million).

Gains from disposals (euro 1,828 million, including transferred net financial debt) concerned mainly: (i) the Gas & Power segment (euro 676 million), related to the sale of shares representing 9.054% of the share capital of Snam Rete Gas SpA to Mediobanca SpA (euro 650 million) and other assets (euro 26 million); (ii) the Exploration & Production segment (euro 576 million) related in particular to interests in the North Sea, Italy, Azerbaijan, Gabon and Mauritania within the program of rationalization of mineral assets (euro 548 million) and other minor assets (euro 28 million); (iii) the Refining & Marketing segment (euro 414 million) related to the divestment of the 100% interest in Agip do Brasil SA, a company active in distribution and marketing of refined products and LPG (euro 365 million), the sale of service stations (euro 17 million) and other minor assets (euro 32 million); (iv) the Other Activities and Corporate and financial companies segments (euro 106 million) related to the sale of the waste disposal business in Ravenna (euro 49 million), the sale of a 2.33% stake in Nuovo Pignone Holding SpA (euro 28 million) and other minor assets (euro 29 million); (v) the Petrochemical segment (euro 46 million) related in particular to the sale of the elastomer Baytown plant (euro 30 million) and of other minor assets (euro 16 million).

(7)	In the period from January 1 to December 31, 2004 a total of 4.23 million Eni shares were bought for a total of euro 70 million (at an average price of euro 16.597 per share). From September 1, 2000, date of beginning of the buy-back program, a total of 234.8 million Eni shares were bought corresponding to 5.86% of Eni’s share capital for a total of euro 3,238 million (at an average price of euro 13.789 per share).

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other information

Transactions with related parties

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note No. 26).

Court inquiries

The Milan Public Prosecutor is inquiring on contracts awarded by Eni’s subsidiary EniPower and on supplies from other companies to EniPower. The media have provided wide coverage of these inquiries. It emerged that illicit payments have been made by EniPower suppliers to a manager of EniPower who has been immediately dismissed. The Court presented EniPower (commissioning entity) and Snamprogetti (contractor of engineering and procurement services) with notices of process in accordance with existing laws regulating administrative responsibility of companies (Legislative Decree No. 231/2001). In its meeting of August 10, 2004, Eni’s Board of Directors examined the situation mentioned above and approved the creation by Eni’s CEO of a task force in charge of verifying the compliance with Group procedures regarding the terms and conditions for the signing of supply contracts by EniPower and Snamprogetti and the subsequent execution of works. The Board also advised divisions and departments of Eni to fully cooperate in every respect with the Court. From the inquiries performed, that have not yet covered all relationships with contractors and suppliers, no default in the organization and internal controls emerged. For some specific aspects inquiries have been performed by external experts. In accordance with its transparency and firmness guidelines, Eni will take the necessary steps for acting as plaintiff in the expected legal action in order to recover any damage that might derive to Eni by the illicit behavior of its suppliers and of their and Eni’s employees.

Within an investigation on two Eni managers, the Public Prosecutor of Rome on March 10, 2005 notified Eni of the seizure of papers concerning Eni’s relations with two oil product trading companies.

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TSKJ Consortium - SEC Investigations

In June 2004 the U.S. Securities and Exchange Commission notified Eni a request of collaboration on a voluntary basis, which Eni promptly carried out, in order to obtain information regarding the TSKJ consortium in relation to the construction of natural gas liquefaction facilities at Bonny Island in Nigeria. The TSKJ consortium is formed by Snamprogetti (Eni 100%) with a 25% interest and, for the remaining part, by subsidiaries of Halliburton/KBR, Technip and JGC. The investigations of the Commission concern alleged improper payments made to certain public officials from the TSKJ consortium. Eni and Snamprogetti are currently providing information to the Commission and are fully cooperating with the Commission. Snamprogetti started an internal inquiry on the matter. Other authorities are currently investigating this matter.

Introduction of international accounting standards

As a consequence of the coming into force of European Regulation No. 1606/2002 of the European Parliament and European Council of July 19, 2002 (“Regulation”), starting in 2005 companies with securities listed on regulated markets of Member States are required to prepare their consolidated financial statements in accordance with international accounting standards (“IFRS”)1.

In order to comply with the requirements of this Regulation, from July 2002 Eni started a program for implementing IFRS by creating study groups on specific issues, made up of employees of Eni SpA and Eni Group companies, entrusted with the task to define a proposal for the revision of Group accounting rules, highlight the differences with current policies for Italian GAAP and U.S. GAAP and provide support to the analysis of the effects of the adoption of IFRS on information systems.

(1)	According to the provisions of paragraph 5 of the Preface to International Financial Reporting Standards, IFRS represent the principles and interpretations adopted by the International Accounting Standard Board (IASB), formerly International Accounting Standard Committee (IASC) and include: (i) International Financial Reporting Standards (IFRS); (ii) International Accounting Standards (IAS); interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) and by the Standing Interpretation Committee (SIC) adopted by IASB. The definition International Financial Reporting Standards was adopted by IASB for all standards published after May 2003.

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In December 2003 a proposal for the review of Group accounting rules concerning the most significant items of financial statements was defined; in September 2004 Group accounting rules were updated in order to keep account of IASB interpretations issued between December 2003 and March 2004. It should be noted that the regulatory reference framework was completed in December 2004 with the publication of international accounting standard accepted by the European Union on the EU Official Journal.

In October 2004 Eni disseminated in Group companies the forms necessary for collecting information for calculating the effect on opening balances as of January 1, 2004 of assets and liabilities under the new accounting standards at the transition date. According to IFRS 1, First Adoption of International Financial Reporting Standards, companies have to prepare accounts that: (i) recognize only all the assets and liabilities defined as such by the new accounting standards; (ii) classify and evaluate assets and liabilities with the values that would have been determined if the new accounting standards had been applied from the initial recognition (retrospective application); (iii) reclassify items in accordance with IFRS.

The effect of the adjustment of opening balances of assets and liabilities to the new accounting standards is recognized under net equity, less the fiscal effect that is recognized under deferred tax liabilities.

The introduction of new standards is made easier by the experience gained by the application of U.S. GAAP, a requirement for Eni, as it is listed at the New York Stock Exchange.

IFRS that determine the most significant impact on Eni Group are: (i) the revision of the net book value of plant and machinery in order to keep account also of the separation of significant components of complex assets; (ii) the elimination of the Lifo criterion for the evaluation of inventories; (iii) the application of the concept of “probable” instead of that of “reasonably certain” for the recognition of anticipated tax; (iv) the recognition as assets of financial charges paid that could have been saved if capital expenditure had not been booked; (v) the recognition of charges to risk and contingency reserves on the basis of the present value of expected expenses when the passing of time (accretion) is relevant; (vi) the use of actuarial techniques for the evaluation of employee termination indemnities; (vii) the recognition under assets, as a contra to a specific reserve, of the estimated costs for asset retirement obligations (including decommissioning, site restoration and abandonment); (viii) the provision according to which goodwill cannot be amortized and its recoverability is ascertained at least annually.

With regard to IAS 32 and IAS 39, concerning the evaluation of financial instruments including derivative contracts, Eni has chosen January 1, 2005 as the transition date as permitted by IFRS 1.

With specific reference to exploration and production activities, no discontinuity is evidenced with current criteria, as in December 2004 IASB issued IFRS 6, “Exploration for and evaluation of mineral resources” which allows to maintain current criteria for recognizing and evaluating exploration costs (e.g. geological and geophysical studies; acquisition of exploration permits; exploration wells, etc.).

PricewaterhouseCoopers is preparing an audit of initial accounts at January 1, 2004. Keeping into account the difficulties in applying the new standards, in particular the retrospective method, a precise quantification will be made only after the results of the audit procedure.

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At present, Eni expects an increase in net equity and net capital employed at January 1, 2004, due in particular to the retrospective revision of the net book value of plant and machinery and the adoption of the weighted average cost, instead of Lifo, in the evaluation of inventories of oil, refined products and natural gas. The latter change will affect the volatility of results as, while in the past any change in the price of oil and refined products did not affect the evaluation of inventories, except in the case of decreases in volumes, with the adoption of the weighted average cost the change has direct impact on the recognition of profit/loss in stock deriving from the difference between current cost of products sold and the cost resulting from the application of the weighted average cost.

In line with a consulting document issued by Consob, in its report on the first quarter of 2005 Eni will present the reconciliation between old and new accounting standard, in particular: (i) reconciliation of net equity at January 1, 2004 and December 31, 2004; (ii) reconciliation of results of operations for 2004.

Subsequent events

Relevant subsequent events concerning operations are found in the operating review. Follows information on non operating issues.

Sale of Eni’s interest in Albacom

On February 4, 2005 shareholders of Albacom (Eni SpA - 35%, Mediaset SpA - 19.5%, Banca Nazionale del Lavoro SpA (BNL) - 19.5%) sold their interests in Albacom to British Telecom Plc (BT). The contract provides also for the sale to BT by Eni and Mediaset of a financial receivable (Eni’s share is euro 87 million) acquired at nominal value from BNL related to a euro 250 million loan granted by BNL to Albacom and guaranteed by the partners proportionally to their interest. BNL sold to BT the residual amount of the loan. The consideration for the sale of the interest and financial receivable, payable after 5 years, is linked to a formula linked in turn to EBITDA achieved by Albacom in the year closing on March 31, 2009 with a floor and a cap charged with interest accrued. Given the objective uncertainties of the situation, in the preparation of 2004 consolidated financial statements the floor price was assumed, which corresponds to euro 26 million for Eni’s share, with the recognition of a total charge, before tax, of euro 103 million, for euro 41 million related to the interest (book value) and for euro 62 million to a provision to the contingency reserve as a contra to BNL’s financial receivable of euro 87 million.

Snam Rete Gas

On February 18, 2005, the Council of Ministers, on proposal of the Ministry of Economy and Finance, presented a Draft Decree of the President of the Council of Ministers which defined criteria and modes for the divestment of the interest held by Eni in Snam Rete Gas SpA (50.06%). The special powers of the Ministry of Economy and Finance provided for by the regulations on the divestment of interests held by the Italian Government will be included in the by-laws of this company. After the publication of the relevant Decree, Eni

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will continue the procedure for the sale of Snam Rete Gas SpA shares until Eni’s interest reaches 20% before July 1, 2007.

Porto Marghera

On February 15, 2005 Eni signed an agreement with the Ministry of the Environment and the Ministry of Infrastructure and Transports concerning the remediation of part of the industrial area of Porto Marghera. Eni will pay euro 41.6 million to the Ministry of the Environment including the expense for the remediation of the area. The funds will be used by the Magistrate for Waters of Venice. A provision was made for this expense.

Management’s expectations of operations

The following are the forecasts for Eni’s key production and sales metrics in 2005:

•	daily production of hydrocarbons is forecasted to grow over 2004 (1.62 million boe/day) in line with the planned compound average growth rate for the 2004-2008 period (over 5%). Increases will be achieved outside Italy (in particular in Libya, Angola, Egypt, Algeria and Kazakhstan) due to the reaching of full production of fields started up in late 2004 and start-ups planned for 2005;
•	volumes of natural gas sold[2] are expected to remain stable (84.45 billion cubic meters in 2004); higher sales expected in Europe (Spain, Germany and Turkey) are going to be offset by expected declines in Italy;
•	volumes of natural gas transported on behalf of third parties in Italy are expected to increase by about 6% (28.26 billion cubic meters in 2004) related to the forecasted trends of demand for natural gas;
•	electricity production sold is expected to increase by about 50% (13.85 terawatthour in 2004) due to the coming on stream of new generation capacity (about 3 gigawatt) at the Brindisi and Mantova sites (total installed generation capacity at December 31, 2004 was 3.3 gigawatt) and the full commercial activity of the units installed in 2004 at the Ravenna and Ferrera Erbognone plants;
•	refinery processing intake on own account is expected to remain stable (37.68 million tonnes in 2004) due in particular to higher processing outside Italy in support of increasing sales in the rest of Europe, offset by an expected decline in Italy, also related to expected lower processing at the Gela refinery following the damage caused by a sea storm to the docking infrastructure in December 2004;
•	sales of refined products on the Agip branded network in Italy and the rest of Europe are expected to increase by about 4% (12.3 million tonnes in 2004); average throughput on the Agip branded network is expected to increase both in Italy (2,528,000 liters in 2004) and in the rest of Europe (2,393,000 liters in 2004).

In 2005 capital expenditure is expected to amount to euro 7.3 billion; about 91% of capital expenditure will be made in the Exploration & Production, Gas & Power and Refining

(2)	Include own consumption and Eni’s share of sales of affiliates.

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& Marketing segments. The major projects concerned are: (i) in the Exploration & Production segment, the development of fields in Libya, Italy, Angola, Kazakhstan, Egypt and Nigeria, as well as exploration; (ii) in the Gas & Power segment, upgrade and maintenance of Eni’s natural gas transmission and distribution network in Italy, as well as continuation of the plan of power station construction; (iii) in the Refining & Marketing segment, the completion of the tar gasification plant at the Sannazzaro refinery, the increase in efficiency and product quality and the upgrade of the fuel distribution network in Italy and the rest of Europe.

Following the closure of the divestment procedure underway, during 2005 Eni expects to sell 90% of the share capital of Italiana Petroli SpA, with obligation for the purchaser to buy the remaining shares (10%) five years after the date of the purchase.

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glossary

FINANCIAL TERMS

Leverage It is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.
Roace Return On Average Capital Employed, is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.
Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.
Boe Barrel of Oil Equivalent It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.0061.
Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.
Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.
Deep waters Waters deeper than 200 meters.
Development Drilling and other post-exploration activities aimed at the production of oil and gas.
Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).
Enhanced recovery Techniques used to increase or stretch over time the production of wells.
EPC (Engineering, Procurement, Commissioning) a contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey” when the plant is supplied for start-up.
EPIC (Engineering, Procurement, Installation Commissioning) a contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.
Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.
FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.
Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.
LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160° C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.
LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.
Mineral Potential (“Potentially recoverable hydrocarbon volumes”) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.
Mineral Storage Volumes of natural gas required for allowing optimal operation of natural gas fields in Italy for technical and economic reasons. Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.
Modulation Storage Volumes of natural gas required for meeting hourly, daily and seasonal swings of demand.

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Natural gas liquids Liquid or liquefied hydrocarbons recovered from natural gas through separation equipment or natural gas treatment plants. Propane, normal-butane and isobutane, isopentane and pentane plus, that used to be defined natural gasoline, are natural gas liquids.
Network Code A Code containing norms and regulations for access to, management and operation of natural gas pipelines.
Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.
Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.
Over/Under lifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Under lifting situations.
Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.
Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets; (iv) the regulatory framework.
Production Sharing Agreement Contract in use in non OCSE area countries, regulating relationships between State and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil” is used to recover costs borne by the contractor, “profit oil” is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.
Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.
Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.
Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.
Strategic Storage Volumes of natural gas required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.
Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.
Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.
Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. Do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

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report of independent auditors

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balance sheets

(Amounts stated in million euro)	Note	Dec. 31, 2003	Dec. 31, 2004

ASSETS
Current assets:
Cash and cash equivalent		1,623	1,264
Marketable securities	3	1,277	1,292
Receivables, net	4	12,877	14,204
Inventories, net:	5
Crude oil, natural gas and petroleum products		1,604	1,558
Chemical products		636	700
Work in progress on long-term contracts		434	404
Other		619	658
Total inventories		3,293	3,320
Accrued interest and other		533	602
Total current assets		19,603	20,682
Non-current assets:
Fixed assets, net of accumulated depreciation, amortization and writedowns	6	36,360	37,616
Receivables, net	4	2,320	1,999
Investments	7	3,160	3,282
Intangible assets	8	3,610	3,190
Other	9	2,283	2,343
Total non-current assets		47,733	48,430
TOTAL ASSETS		67,336	69,112
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	11	7,428	4,115
Current portion of long-term debt	11	490	936
Trade accounts payable		5,887	6,286
Advances		1,551	1,352
Taxes payable	10	2,183	2,514
Accrued expenses and other		3,841	3,845
Total current liabilities		21,380	19,048
Non-current liabilities:
Long-term debt	11	8,336	7,674
Reserve for employee termination indemnities		555	590
Reserves for contingencies	12	5,708	6,102
Deferred and other non-current income tax liabilities	12	2,442	2,768
Accrued expenses and other		597	464
Total non-current liabilities		17,638	17,598
TOTAL LIABILITIES		39,018	36,646
Minority interests		1,622	2,128
Shareholders’ equity:	13
Capital stock 4,004,424,476 fully paid shares nominal value 1 euro each (4,002,922,176 shares at December 31, 2003)		4,003	4,004
Reserves		20,272	22,289
Treasury shares		(3,164)	(3,229)
Net income for the year		5,585	7,274
Total shareholders’ equity		26,696	30,338
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		67,336	69,112

(The accompanying notes are an integral part of these consolidated financial statements)

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statements of income

(Amounts stated in million euro, except per Share and per ADS data)	Note	2002	2003	2004

Revenues:
Net sales from operations	14	47,922	51,487	58,382
Other income and revenues		1,080	913	1,298
Total revenues		49,002	52,400	59,680
Operating expenses:
Purchases, services and other	15	31,893	34,566	39,092
Payroll and related costs	16	3,103	3,166	3,264
Depreciation, amortization and writedowns	17	5,504	5,151	4,861
Operating income		8,502	9,517	12,463
Interest and other income (expense):
Financial income (expense) and exchange differences, net (a)	18	(167)	(154)	(95)
Other income (expense) from investments	19	43	(17)	229
Total interest and other income (expense)		(124)	(171)	134
Income before extraordinary income (expense) and income taxes		8,378	9,346	12,597
Extraordinary income (expense) (b)	20	(29)	49	(56)
Income before income taxes		8,349	9,395	12,541
Income taxes	21	(3,127)	(3,241)	(4,653)
Income before minority interest		5,222	6,154	7,888
Minority interest in net income		(629)	(569)	(614)
Net income		4,593	5,585	7,274

Earnings per Share (based on the weighted-average number of shares outstanding for each period) (c)	22	1.20	1.48	1.93
Earnings per ADS (based on five shares per ADS) (c)		6.00	7.39	9.64

(a)	Included financial income and expense and changes in value of financial assets net of interest capitalized.
(b)	Before income taxes.
(c)	Amount in euro.

(The accompanying notes are an integral part of these consolidated financial statements)

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statements of cash flows

(Amounts stated in million euro)	2002	2003	2004

Cash flows from operating activities
Net income	4,593	5,585	7,274
Minority interest in net income	629	569	614
Depreciation and amortization	4,962	4,710	4,566
Writedowns, net	591	586	235
Net change in other reserves	96	144	408
Net change in the reserve for employee termination indemnities	33	53	36
Gain on disposal of assets, net	(152)	(35)	(374)
Dividend income	(32)	(22)	(72)
Interest income	(322)	(197)	(201)
Interest expense	568	574	575
Exchange differences	(65)	(279)	(76)
Extraordinary expense (income), net	29	(49)	56
Income taxes	3,127	3,241	4,653
Cash generated from operating income before changes in working capital	14,057	14,880	17,694
(Increase) decrease:
- inventories	(209)	(162)	(68)
- accounts receivable	(925)	(622)	(1,183)
- accrued interest and other current assets	88	66	43
- trade and other accounts payable	555	451	704
- accrued expenses and other	(19)	(198)	(60)
Cash from operations	13,547	14,415	17,130
Dividends received	147	189	200
Interest received	164	234	197
Interest paid	(579)	(432)	(541)
Net extraordinary expense paid	(162)	(50)	(400)
Income taxes paid	(2,539)	(3,529)	(4,224)
Net cash provided from operating activities	10,578	10,827	12,362
Cash flows from investing activities
Investments:
- intangible assets	(1,205)	(959)	(732)
- fixed assets	(6,843)	(7,843)	(6,771)
- new consolidated subsidiaries and businesses	(1,043)	(283)
- investments	(272)	(702)	(316)
- securities	(61)	(103)	(683)
- financing receivables	(661)	(1,095)	(428)
- change in accounts payable in relation to investments and capitalized depreciation	193	207	(13)
	(9,892)	(10,778)	(8,943)

(The accompanying notes are an integral part of these consolidated financial statements)

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(Amounts stated in million euro)	2002	2003	2004

Disposals:
- intangible assets	77	49	13
- fixed assets	475	177	260
- consolidated subsidiaries and businesses	270	338	563
- investments	113	86	57
- securities	194	301	648
- financing receivables	234	1,758	830
- change in accounts receivable in relation to disposals		11	(4)
	1,363	2,720	2,367
Net cash used in investing activities	(8,529)	(8,058)	(6,576)
Cash flows from financing activities
Proceeds from long-term debt	2,145	3,118	1,229
Payments of long-term debt	(503)	(485)	(797)
Additions to (reductions of) short-term debt	2,094	(1,004)	(4,051)
	3,736	1,629	(3,619)
Payments by minority shareholders	62	13	2
Sale (purchase) of additional interests in subsidiaries	(103)	(2,606)	631
Dividends to minority shareholders	(3,035)	(3,011)	(3,077)
Other	(770)	(329)	(65)
Net cash used in financing activities	(110)	(4,304)	(6,128)
Effect of change in consolidation area	57	(9)	12
Effect of exchange rate differences	(121)	(98)	(29)
Net cash flow for the year	1,875	(1,642)	(359)
Cash and cash equivalent at beginning of the year	1,390	3,265	1,623
Cash and cash equivalent at end of the year	3,265	1,623	1,264

(The accompanying notes are an integral part of these consolidated financial statements)

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SUPPLEMENTAL INFORMATION

(Amounts stated in million euro)	2002	2003	2004

Effect of investments in new consolidated subsidiaries and businesses
Non-current assets	1,245	1,179
Current assets	697	567
Net borrowings	125	(683)
Other liabilities	(844)	(768)
Net effect of investments	1,223	295
Transferred from equity investment	(4)
Minority interest and reserves		(3)
Purchase price	1,219	292
less: cash acquired	(176)	(9)
Cash from investments in consolidated subsidiaries	1,043	283
Effect of disposal of consolidated subsidiaries and businesses
Non-current assets	153	108	381
Current assets	53	2	263
Net borrowings	(16)	(1)	(227)
Other liabilities	(85)	(4)	(174)
Exchange differences from translation in the period			45
Net effect of disposal	105	105	288
Gain (loss) on disposal	194	233	327
Minority interest and reserves	(6)
Selling price	293	338	615
less: cash conferred	(23)		(52)
Cash flow on disposal	270	338	563

(The accompanying notes are an integral part of these consolidated financial statements)

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statements of changes in shareholders’ equity

(Amounts stated in million euro)	Share capital	Legal reserve of Eni SpA	Reserv for treasury shares	Reserve from mergers	Distri- butable reserve of Eni SpA	Former Agip SpA reserves reconsti- tuted	State grants	Consoli- dation reserves	Reserve for shares granted to employees article 2349 civil code	Reserve article 13 Law Decree 124/1993	Cumulative translation adjustment reserve	Treasury shares	Retained earnings	Net income for the year	Total

Balance at December 31, 2001	4,001	959	3,400		3,514	103	62	31	3		1,362	(2,068)	8,365	7,751	27,483
Dividend distribution (euro 0.75 per Share)					(757)									(2,119)	(2,876)
Allocation of 2001 net income					3								5,629	(5,632)
Increase of reserve for shares granted to employees article 2349 civil code					(2)				2
Authorization to repurchase shares			2,000		(2,000)
Reserve from mergers				1,390						1			(1,391)
Shares repurchased												(770)			(770)
Shares issued under stock grant plan	1								(1)
Exchange differences due to the translation of financial statements prepares in currencies other than euro											(2,125)				(2,125)
Other changes													(48)		(48)
Net income for the year														4,593	4,593
Balance at December 31, 2002	4,002	959	5,400	1,390	758	103	62	31	4	1	(763)	(2,838)	12,555	4,593	26,257
Dividend distribution (euro 0.75 per Share)														(2,833)	(2,833)
Allocation of 2002 net income					789								971	(1,760)
Shares repurchased												(329)			(329)
Reduction in value of stock grant			(3)		3							3			3
Shares issued under stock grant plan	1								(1)
Reclassification				(1,390)	1,500								(110)
Exchange differences arising on the translation of foreign currency financial statements											(1,845)				(1,845)
Exchange differences arising on the distribution of dividendsand other changes											103		(245)		(142)
Net income for the year														5,585	5,585
Balance at December 31, 2003	4,003	959	5,397		3,050	103	62	31	3	1	(2,505)	(3,164)	13,171	5,585	26,696
Dividend distribution (euro 0.75 per Share)														(2,828)	(2,828)
Allocation of 2003 net income					22								2,735	(2,757)
Shares repurchased												(70)			(70)
Shares issued under stock grant plan	1		(5)		5				(1)			5			5
Cost of stock option					3										3
Former Italgas SpA reserves reconstituted					(43)								43
Reserves from mergers of EniData SpA				4									(4)
Reclassification					859	(84)							(775)
Exchange differences arising on the translation of foreign currency financial statements											(760)				(760)
Exchange differences arising on the distribution of dividends and other changes											63		(45)		18
Net income for the year														7,274	7,274
Balance at December 31, 2004	4,004	959	5,392	4	3,896	19	62	31	2	1	(3,202)	(3,229)	15,125	7,274	30,338

(The accompanying notes are an integral part of these consolidated financial statements)

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Notes to the Consolidated Financial Statements

1 General

Eni SpA and its subsidiaries (“Eni”) together constitute a fully integrated company operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni SpA is the successor entity to Ente Nazionale Idrocarburi, which was established in 1953 as a public statutory body to act as Italy’s national oil and gas company. In July 1992, in connection with the privatization program of the Italian Government (the “Government”), the public statutory body was converted into a joint stock company, with the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) of Italy as the sole shareholder. See Note 13 “Shareholders’ equity” for further information regarding share capital.

2 Summary of significant accounting and reporting policies

Basis of presentation
The consolidated financial statements of Eni have been prepared in accordance with Eni’s group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri by the Organismo Italiano di Contabilità or, in the absence thereof and if applicable, the International Accounting Standards Board (IASB). In the absence of indications in said principles, particularly related to the application of the Unit of Production and Production Sharing Agreement methods of accounting, specific criteria for hydrocarbons exploration and production applied internationally have been followed (collectively, “Italian GAAP”). Italian GAAP differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 27 and 28, and, in Note 29, the additional financial statement disclosures required by U.S. GAAP and the SEC. The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission (the “SEC”). Reclassifications reflect essentially a different aggregation of certain items that were segregated between current and non-current, as well as the recording as a decrease in net borrowings of implicit interests and the reclassification as a decrease in net equity of treasury shares purchased, items that in the original Italian statutory financial statements are classified as current assets and fixed assets, respectively.

Principles of consolidation
The consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. The consolidated financial statements also include, on a proportional basis to reflect the company’s interest in the activity, the accounts of companies controlled jointly with other partners, except for joint ventures which are accounted for under the equity method. The effects of proportionate consolidation are not material. Insignificant subsidiaries, companies in liquidation, if their exclusion does not result in a misrepresentation of the company’s financial condition and consolidated results, and companies purchased exclusively for sale, are not included in the scope of consolidation. A subsidiary is considered insignificant when it does not exceed two of these limits: (i) total assets or liabilities: euro 3,125 thousand; (ii) total revenues euro 6,250 thousand; (iii) average number of employees: 50 units. Moreover, companies, for which the consolidation does not produce significant effects, are not included in the scope of consolidation. Such companies represent subsidiaries that work for other companies as the operator in the management of upstream oil contracts and that are proportionally financed, on the basis of the budgets approved, by the companies involved in the oil contract, to which the company reports costs and revenues following the management activity of the oil contract. Costs and revenues and other operating data (production, reserves, etc.) of exploration activities are recognized on a proportional basis in the financial statements of the companies involved, as well as the obligations for the exploration activities. The effects of these exclusions are not material.

Companies excluded from consolidation are accounted for under the equity method or cost basis as described below under the heading Investments.

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Investments
Investments in non-consolidated subsidiaries excluded from the consolidation process and in companies where Eni SpA has a 20% to 50% investment, if material, are accounted for using the equity method. Other investments are recorded at cost, adjusted for permanent impairment in value.

Sales of stakes in consolidated subsidiaries
Gains or losses on sales of stakes in consolidated subsidiaries are recorded in the income statement for the amount corresponding to the difference between proceeds from the sale and the divested stake in net equity.

Intercompany transactions
All intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation
Assets and liabilities of foreign consolidated companies have been translated at exchange rates prevailing at year-end. Equity accounts of foreign consolidated companies are translated using the historic exchange rates. Income statement accounts of foreign consolidated companies are translated at the average rates for the period (source: Ufficio Italiano Cambi). Related translation adjustments are reported as a component of shareholders’ equity. Financial statements of foreign subsidiaries which are translated into euro are denominated in their functional currencies.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into euro using the prevailing rate at the balance sheet date. All differences are recognized in earnings in the period.

Accounting principles

Cash and cash equivalents
Eni considers cash and cash equivalents to be its cash on hand and on deposit with banks and short-term investment with original maturities of 90 days or less.

Marketable securities
Marketable securities are stated at the lower of purchase cost or market value and are usually available for sale.

Inventories
Inventories, except for those relating to contract work in progress, are stated at the lower of cost or market value. The cost of inventories of hydrocarbons (crude oil and natural gas) and petroleum products, representing 49%, and 47% of Eni’s inventories at December 31, 2003 and 2004, respectively, is determined by the last-in, first-out (LIFO) method; the cost of inventories of the Petrochemicals segment, representing 19% and 21% of Eni’s inventories at December 31, 2003 and 2004, is determined by the average cost method.

Contract work in progress, representing 13% and 12% of inventories at December 31, 2003 and 2004, respectively, is recorded using the percentage-of-completion method measured on the cost-to-cost basis. Payments received in advance of construction are subtracted from inventories and any excess of such advances over the value of work performed is recorded as a liability. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is translated in euro using the current exchange rates at year-end and the effects are recorded in the income statement. Future losses related to contracts whose future costs exceed future revenues, are accrued for as soon as the company becomes aware of such losses.

The remaining inventories are determined, generally, by the average cost method.

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Fixed assets
Fixed assets are stated at cost as adjusted by revaluations in accordance with various Italian laws; revaluations are included in consolidated shareholders’ equity. Eni capitalizes interest on debt incurred in connection with specific projects. Cash requirements in excess of such debts are satisfied primarily through funds generated and contributed in the period of construction.

Investment grants from Government agencies are recorded in a contra asset account when authorized, if all the required conditions have been met. Such grants are amortized over the useful life of the assets.

Depreciation of fixed assets, except those related to exploration and production activities, is computed on the revalued cost, using the straight-line method by applying depreciation rates that are based on the estimated remaining useful lives of the fixed assets.

Depreciation rates used are as follows:

(%)
Buildings	3	-	10
Plant and machinery:
- pipelines, distribution networks and related plant and machinery	2	-	5
- other plant and machinery	4	-	25
Industrial and commercial equipment	10	-	25

Fixed assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Eni calculates the writedown as the difference between the expected accumulated discounted cash flow and the book value of the asset.

When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of depreciation.

Renewals and improvements which extend asset lives are capitalized; maintenance and ordinary repairs are expensed as incurred.

Intangible assets
Intangible assets are stated at cost, including interest on debt incurred in connection with specific projects as indicated previously for fixed assets.

Goodwill is recorded as an asset when purchase consideration exceeds the fair value of assets and liabilities acquired and is amortized at constant rates in the periods of use, provided it is no longer than 20 years from the year of recording.

Other intangible assets, except for those related to exploration and production activities, are amortized using the straight-line method over the period of expected benefit. Intangibles are written down whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Eni calculates the writedowns as the difference between the expected accumulated discounted cash flow and the book value of the intangible assets. When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of amortization. However, goodwill and capitalized organizational costs are not revalued.

Exploration and production activities

Acquisition of mineral rights
Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisitions, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized costs related to other mineral rights are not amortized until classified as proved reserves. Capitalized costs related to abandoned drilling programs are expensed.

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Exploration
Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are recorded as intangible assets and amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes).

Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, gathering and storing oil and gas and are capitalized and amortized on a UOP basis. Costs related to unsuccessful development wells are expensed immediately as loss on disposal.

Writedowns and revaluations of development costs are made on the same basis as those for fixed assets.

Production
Production costs are costs to operate and maintain wells and field equipment and are expensed as incurred.

Abandonment
Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a Unit-of-Production basis.

Reserve for employee termination indemnities and other employee benefits
Eni’s employees are eligible, immediately upon termination, for severance pay pursuant to Italian law. Eni accrues a reserve for such employee termination liabilities over the period of employment. The amount accrued at each balance sheet date reflects the aggregate liability for all eligible employees if terminated, net of applicable advances.

In addition, Eni makes contributions to certain employee associations that provide medical and various other employee benefits to current employees. These plans are not administered by Eni and contributions are determined in accordance with the agreements negotiated with trade unions. Eni expenses the contributions to the associations in the periods in which they are made.

Expenses relating to Eni’s pension obligations of subsidiaries operating outside Italy are settled in relation to the period of employment in accordance with local laws and work contracts.

Treasury shares
Treasury shares are recorded at cost written-down for impairments in value as a reduction of shareholders’ equity. When the reasons for the impairment cease to exist, treasury shares can be revalued up to the original cost basis.

Recognition of revenues and costs
Revenues from sales of products and services are recognized upon transfer of title or completion of service. In particular, revenues are recognized:

•	for petroleum products sold to retail distribution networks, generally upon delivery to the service stations; for all the other sales, generally, upon shipment;
•	for natural gas when the natural gas leaves Eni’s distribution network and is delivered to the customer;
•	for crude oil, generally upon shipment;
•	for chemicals and all other sales, generally upon shipment.

In all instances where revenue is recognized upon shipment, all risk of loss is transferred to the buyer upon shipment.

Revenues from natural gas and crude oil production from properties in which Eni has an interest together with other producers are recognized based on actual quantities produced and sold on Eni’s behalf (sales method). Differences between Eni’s net working interest volume and actual production volumes are not significant.

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Revenues related to long-term construction contracts are recognized using the percentage-of-completion method measured on the cost-to-cost basis. Long-term construction contracts denominated in currencies other than euro are translated into the euro using the exchange rate of the day the percentage of completion is evaluated with the purchaser or using the exchange rate of the day advances are paid; long-term construction contracts not yet accepted by the purchaser are translated using the year-end exchange rate; the same criteria is used for the corresponding hedging derivatives. Provisions for anticipated losses on long-term contracts are recorded in full when such losses become evident. Revenues related to amounts in excess of the original contract price due to the incurrence of unanticipated additional costs (i.e. Eni claims against third parties), are recognized when it is probable that the claim will result in additional contract revenue and the amount of the claim can be reasonably estimated.

Costs are recognized when the related goods and services are sold, consumed or allocated, or when their future useful lives cannot be determined.

Eni is a party to certain Production Sharing Agreements whereby taxes are settled by joint venture partners which are state-owned entities, in the name and on behalf of Eni out of Eni’s share of oil and gas production. The company records such income taxes owed by Eni but paid on its behalf in revenues and income tax expense.

Starting in 2003, stock grant and stock options granted to Group managers were recognized as compensation expense, as these amounts represent a part of employee compensation. The cost of stock-based compensation is measured by the fair value of the award at the grant date and recognized over the vesting period1. The cost of related social security contributions and termination indemnity related to stock grant plans are also recognized over the vesting period. The fair value of stock grants is represented by the market value of the share at the grant date, less the present value of dividends expected in the vesting period. The fair value of stock options is represented by the value of the option determined with the Black-Scholes model, which takes into account the conditions for the exercise of the options, the present value of shares, the expected volatility and the risk-free interest rate.The cost of stock grants with the use of treasury shares and the related social security contributions and termination indemnity are recognized as a contra-entry to the item “Reserve for risks and contingencies - Other” and the cost of stock options is recognized as a contra-entry to the item “Disposable reserves”.

Revenues and costs expressed in currencies other than euro are translated at the exchange rate prevailing on the day of the transaction.

Income taxes
Deferred tax assets or liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities. Deferred tax liabilities are not recognized if ultimate payment is not deemed probable. Deferred tax assets are recognized when there is a reasonable expectation of their realization. Deferred tax liabilities are recorded in the “Non-current income tax liabilities” account, while deferred tax assets are recorded in “Other” (non-current assets). Deferred tax assets are offset against deferred tax liabilities if they relate to the same tax paying entity.

Derivatives
With respect to interest rate, foreign exchange and price risks, Eni enters into derivative transactions to hedge specific transactions as well as net interest rate and foreign currency positions. See Note 23 for a description of Eni’s overall strategy and description of financial instruments utilized to mitigate market risk.

The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are charged to the income statement on an accrual basis. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and charged to the income statement on an accrual basis over the period hedged. Such interest rate differentials, with the exclusion of non-current securities, are recorded in “Accrued interest and other current assets” or “Accrued expenses and other” (current liabilities) as applicable until recognized in the income statement as “Financial expense and exchange differences net”. Gains on exchange on hedge derivatives of non-current securities are recorded in income up to compensate losses on exchange relating to the hedged activities.

(1)	For stock grants, the period between the grant date and the date of assignation of shares; for stock options, the period between the grant date and the date in which the option can be exercised.

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Foreign exchange hedge derivatives are valued at the spot rate at year-end and the related gains and losses are recorded in income as exchange gain and loss. Premiums or discounts are accrued over the life of the contract and classified as exchange differences. With reference to options, the premiums paid are recorded as “Marketable securities” or “Other assets”, depending on the maturity of the contract.

The gains on price risk hedge derivatives are recorded in income to the extent of writedowns of hedged assets; losses are recorded in income if necessary to adjust the hedged assets to the value attributed to them by the derivative when they are accrued, consistent with the evaluation of the hedged assets. The gains and losses are classified consistently with the classification of the sale of the hedged asset.

Environmental expenditures
Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Environmental expenditures that improve or extend the useful lives and increase the production capacity or safety of fixed assets are capitalized in the appropriate fixed asset accounts. Ongoing environmental compliance costs are expensed as incurred. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Restructuring costs
The costs of redundancy incentives are accrued when a workforce reduction program is defined and the conditions precedent for its implementation have been satisfied. Restructuring charges also include the costs of closures of facilities and asset impairments. Such charges are recorded as extraordinary items.

Research and development costs
Research and development costs are generally expensed as incurred.

For the years ended December 31, 2002, 2003 and 2004, total research and development costs were euro 175 million, euro 238 million and euro 257 million, respectively, and euro 11 million, euro 52 million and euro 47 million as capitalized costs.

Statements of cash flows
The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method.

Unless otherwise indicated, all monetary amounts in the financial statements and in these notes are presented in millions of euro, except share, per share, ADS and per ADS data.

3 Marketable securities

Marketable securities consist of the following:

(million euro)	Net value at Dec. 31, 2003	Net value at Dec. 31, 2004

Investments	13	22
Other securities:
- Italian treasury bonds	963	982
- other	301	288
	1,264	1,270
	1,277	1,292

Investments of euro 22 million concern the shares of Saipem SpA which were purchased for their stock option and stock grant plans.

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On December 31, 2004, the due dates of other securities of euro 1,270 were the following:

(million euro)	Net value at Dec. 31, 2003	Net value at Dec. 31, 2004

within 12 months	119	119
within 5 years	942	965
beyond 5 years	203	186
	1,264	1,270

Securities for euro 474 million are considered coverage of technical reserves of Padana Assicurazioni SpA (euro 483 million at December 31, 2003).

4 Receivables
Receivables by type and due date consist of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Current	Non-current	Total	Current	Non-current	Total

Trade:
- customers	9,243	233	9,476	10,369	160	10,529
- other	296		296	256		256
	9,539	233	9,772	10,625	160	10,785
Financing	551	1,098	1,649	525	893	1,418
Other	2,787	989	3,776	3,054	946	4,000
	12,877	2,320	15,197	14,204	1,999	16,203

“Trade” receivables of euro 10,785 increased by euro 1,013 million. This increase relates primarily to the Gas & Power (euro 274 million), Petrochemicals segment (euro 250 million) and Exploration & Production (euro 214 million).

“Financing” receivables of euro 1,418 million include loans made for operating purposes for euro 1,178 million (euro 1,409 million at December 31, 2003). The decrease of loans made for operating purposes of euro 231 million is primarily due to the collection of the loans made on behalf of Trans Austria Gasleitung GmbH (euro 65 million), Transmediterranean Pipeline Co Ltd (euro 57 million) and to exchange rate differences of euro 78 million due to the translation of financial statements prepared in currencies other than euro.

Repayment of such receivables of euro 42 million (euro 32 million at December 31, 2003) is contingent upon the outcome of financed activities, while a portion of the loans may be converted into capital.

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“Other” receivables consist of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Accounts receivable from:
- Italian tax authorities related to:
. income tax credits	1,024	580
. value added tax (VAT)	149	396
. interest on tax credits	337	322
. other	97	62
- joint venture operators in exploration and production	532	546
- insurance companies	278	349
- foreign tax authorities	232	261
- Italian governmental entities	198	216
- receivables from affiliates and unconsolidated subsidiaries	77	69
Prepayments for services	150	215
Receivables relating to factoring activities		171
Other receivables	702	813
	3,776	4,000

Receivables relating to factoring activities for euro 171 million concern Serfactoring SpA which has been included in the scope of consolidation during 2004.

The interest rate applicable to tax credits from Italian tax Authorities has been 1.375% for each six month period from July 1, 2003 (2.5% in the first half of 2003).

Approximately 43.8% of Eni’s non-current receivables at December 31, 2004 were denominated in currencies other than the euro (56.5% at December 31, 2003).

Eni did not have any significant concentration of credit risk as of December 31, 2003 and 2004.

The above amounts are net of the allowance for doubtful accounts, which amounts to euro 778 million, 730 million and 875 million at December 31, 2004, 2003 and 2002, respectively. The evolution of the allowance in the past three years is as follows:

(million euro)	Balance at the beginning of the year	Additions	Deductions	Other changes	Year-end amount

December 31, 2002	1,277	111	(106)	(407)	875
December 31, 2003	875	129	(44)	(230)	730
December 31, 2004	730	86	(27)	(11)	778

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5 Inventories

Dec. 31, 2003	Dec. 31, 2004

(million euro)	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total	Crude oil, gas and petroleum products	Chemical products	Work in progress long-term contracts	Other	Total

Raw and auxiliary materials and consumables	361	205		466	1,032	377	199		525	1,101
Products being processed and semi finished products	66	15		6	87	51	19		2	72
Work in progress long-term contracts			433		433			404		404
Finished products and goods	1,170	416		41	1,627	1,130	482		47	1,659
Advances	7		1	106	114				84	84
	1,604	636	434	619	3,293	1,558	700	404	658	3,320

Oil and petroleum products inventories of euro 623 million represent certain minimum quantities (“compulsory stock”) required by law (euro 682 million at December 31, 2003) and natural gas inventories of euro 39 million represent strategic stock (the same amount at December 31, 2003), while natural gas inventories valued at euro 348 million are used to satisfy peak demand (euro 465 million at December 31, 2003).

The excess of market value over the book value of crude oil, petroleum products and purchased natural gas at year-end was euro 1,014 million (euro 912 million at December 31, 2003).

The above amounts are net of the valuation allowance amounting to euro 99 million, 107 million and 108 million at December 31, 2004, 2003 and 2002, respectively. The evolution of allowance in the past three years is as follows:

(million euro)	Balance at the beginning of the year	Additions	Deductions	Other changes	Year-end amount

December 31, 2002	159	47	(60)	(38)	108
December 31, 2003	108	25	(17)	(9)	107
December 31, 2004	107	20	(30)	2	99

6 Fixed assets

(million euro)	Net value at Dec. 31, 2003	Investments	Depreciation	Writedown	Change in scope of consolidation	Exchange rate differences	Other changes	Net value at Dec. 31, 2004	Reserve amortization writedown at Dec. 31, 2004

Buildings	1,795	52	(104)	(12)	(26)	6	36	1,747	1,740
Plant and machinery	25,217	2,865	(3,197)	(119)	(107)	(792)	4,112	27,979	37,051
Industrial and commercial equipment	522	149	(122)	(1)	(32)	(5)	(91)	420	1,206
Other assets	291	92	(102)	(1)	(5)	(6)	53	322	797
Fixed assets in progress and advances	8,535	3,613		(178)	(39)	(302)	(4,481)	7,148	558
	36,360	6,771	(3,525)	(311)	(209)	(1,099)	(371)	37,616	41,352

Capital expenditures of euro 6,771 million (euro 7,843 million in 2003) primarily relate to the Exploration & Production segment (euro 4,398 million), Gas & Power segment (euro 1,344 million), Refining & Marketing segment (euro 654 million) and Oilfield Services, Construction and Engineering segment (euro 186 million, of which euro 176 million related to the

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construction and drilling activity). Additional information on capital expenditures is included in the “Operating Review” of the “Report of the Directors”.

Writedowns of euro 311 million concern primarily the Exploration & Production segment (euro 266 million), the Refining & Marketing segment (euro 20 million) and Syndial SpA (euro 18 million).

The changes in scope of consolidation of euro 209 million concern, primarily, the sales of LukAgip NV (euro 95 million), Agip do Brasil SA (euro 71 million), Stargas Italia SpA (euro 33 million) and Eni Nederland BV (euro 22 million). This decrease is partially offset by the inclusion in the scope of consolidation of Marghera Servizi Industriali Srl (euro 15 million).

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amount to euro 1,099 million related to companies whose functional currency is the US dollar (euro 1,173 million).

Other changes for euro 371 million related primarily to the sale and elimination of businesses and assets (euro 457 million) primarily related to the Exploration & Production segment (euro 301 million).

Monetary revaluations included in the gross and net value of fixed assets, amount to euro 1,067 and 76 million, respectively (euro 1,084 million and euro 82 million respectively at December 31, 2003).

At December 31, 2004 fixed assets have been pledged for euro 482 million primarily as collateral on debt incurred by Eni (euro 486 million at December 31, 2003).

Fixed assets by segment

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Fixed assets, gross:
- Exploration & Production	38,811	39,479
- Gas & Power	18,926	20,038
- Refining & Marketing	8,652	9,002
- Petrochemicals	4,266	4,252
- Oilfield Services Construction and Engineering	3,531	3,644
- Other activities	2,403	2,359
- Corporate and financial companies	149	194
	76,738	78,968
Accumulated depreciation, amortization and writedowns:
- Exploration & Production	18,473	18,899
- Gas & Power	9,426	9,593
- Refining & Marketing	5,482	5,700
- Petrochemicals	3,085	3,098
- Oilfield Services Construction and Engineering	1,790	1,912
- Other activities	2,065	2,064
- Corporate and financial companies	57	86
	40,378	41,352
Fixed assets, net:
- Exploration & Production	20,338	20,580
- Gas & Power	9,500	10,445
- Refining & Marketing	3,170	3,302
- Petrochemicals	1,181	1,154
- Oilfield Services Construction and Engineering	1,741	1,732
- Other activities	338	295
- Corporate and financial companies	92	108
	36,360	37,616

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7 Investments

(million euro)	Net value at Dec. 31, 2003	Acquisitions and subscriptions	Increase in value	Reduction in value	Exchange rate differences	Other changes	Net value at Dec. 31, 2004	Reserve for contingencies at Dec. 31, 2004

Investments in unconsolidated subsidiaries	285	11	27	(33)	(7)	(52)	231	273
Investments in affiliates	2,562	240	173	(184)	(52)	(27)	2,712	815
Investments in other companies	313	65		(9)	(19)	(11)	339	60
	3,160	316	200	(226)	(78)	(90)	3,282	1,148
Acquisitions and subscriptions for euro 316 million concerned mainly the subscriptions of capital increase of Darwin LNG Pty Ltd (euro 58 million), of EnBW - Eni Verwaltungsgesellschaft mbH (euro 53 million), of Albacom SpA (euro 41 million) Raffineria di Milazzo ScpA (euro 35 million), and the acquisition of Acam Gas SpA by Italgas SpA (euro 44 million, of which euro 9 million related to the subscriptions of capital increase).

Increases and reductions in value include Eni’s portion of equity earnings or losses on investments accounted for under the equity method and changes in the value of investments accounted for under the cost criteria. Specifically, the increase of euro 200 million relates primarily to Trans Austria Gasleitung GmbH (euro 32 million), Transmediterranean Pipeline Co Ltd (euro 19 million) and Azienda Energia e Servizi Torino SpA (euro 19 million); reductions for euro 226 million concern primarily the decrease in the carrying value of companies valued under the equity method for the receipt of dividends (euro 153 million, of which euro 31 million relate to Galp Energia SGPS SA, euro 29 million to Trans Austria Gasleitung GmbH and euro 24 million to Transmediterranean Pipeline Co Ltd) and reductions of investments (euro 73 million, of which 41 million relate to Albacom SpA).

Other changes for euro 90 million relate primarily to inclusion in the scope of consolidation of Eni Gas & Power CH SA (euro 19 million), Marghera Servizi Industriali Srl (euro 12 million) and Serfactoring SpA (euro 10 million) and to the sale of investments (euro 32 million).

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The net value of euro 3,282 million (euro 3,160 million at December 31, 2003) consists of the following companies:

Dec. 31, 2003	Dec. 31, 2004

(million euro)	Net value	Eni’s interest	Accounting method	Net value	Eni’s interest	Accounting method

Unconsolidated subsidiaries:
- Transmediterranean Pipeline Co Ltd	65	50.00	equity method	57	50.00	equity method
- Eni BTC Ltd	52	100.00	equity method	48	100.00	equity method
- Other (*)	168			126
	285			231
Affiliates:
- Galp Energia SGPS SA	602	33.34	equity method	568	33.34	equity method
- Unión Fenosa Gas SA	416	50.00	equity method	408	50.00	equity method
- Azienda Energia e Servizi Torino SpA	168	49.00	equity method	171	49.00	equity method
- Raffineria di Milazzo ScpA	131	50.00	equity method	168	50.00	equity method
- Eteria Parohis Aeriou Thessaloniki SA	151	49.00	equity method	151	49.00	equity method
- EnBW - Eni Verwaltungsgesellschaft mbH	94	50.00	equity method	148	50.00	equity method
- Blue Stream Pipeline Co BV	125	50.00	equity method	116	50.00	equity method
- Erg Raffinerie Mediterranee Srl (a)	100	28.00	cost	100	28.00	cost
- United Gas Derivatives Co	82	33.33	equity method	97	33.33	equity method
- Superoctanos CA	80	49.00	equity method	82	49.00	equity method
- Fertilizantes Nitrogenados de Oriente CEC	66	20.00	equity method	75	20.00	equity method
- Trans Austria Gasleitung GmbH (b)	58	89.00	equity method	60	89.00	equity method
- Supermetanol CA	59	35.19	equity method	59	35.20	equity method
- Toscana Gas SpA	49	46.07	equity method	56	46.10	equity method
- Siciliana Gas SpA	47	50.00	equity method	52	50.00	equity method
- Acam Gas SpA				44	49.00	equity method
- Eteria Parohis Aeriou Thessalia SA	39	49.00	equity method	41	49.00	equity method
- Haldor Topsøe A/S	37	50.00	equity method	39	50.00	equity method
- Distribuidora de Gas del Centro SA	36	31.35	equity method	36	31.35	equity method
- Transitgas AG	32	45.99	equity method	32	46.00	equity method
- Termica Milazzo Srl	23	40,00	equity method	27	40,00	equity method
- Other	167			182
	2,562			2,712
Other companies:
- Darwin LNG Pty Ltd	39	12.04	cost	89	12.04	cost
- Nigeria LNG Ltd	92	10.40	cost	86	10.40	cost
- Ceska Rafinerska AS	33	16.33	cost	30	16.33	cost
- Interconnector (UK) Ltd	25	5.00	cost	23	4.62	cost
- Discovery Producer Services Llc	28	16.67	cost	19	16.67	cost
- Other (*)	96			92
	313			339
	3,160			3,282

(*)	Each individual amount included herein does not exceed euro 25 million.
(a)	To the company was granted a call option for the purchase with a fixed contract price (see Note 23 “Other commitments”).
(b)	The company is a joint venture.
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The net value of investments in unconsolidated subsidiaries and affiliates include the differences between purchase price and Eni’s equity in the investments of euro 474 million. Such differences relate primarily to Unión Fenosa Gas SA (euro 185 million), EnBW - Eni Verwaltungsgesellschaft mbH (euro 180 million) and Azienda Energia e Servizi Torino SpA (euro 72 million).

The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries and affiliates:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Unconsolidated subsidiaries	Affiliates	Unconsolidated subsidiaries	Affiliates

Total assets	1,340	8,232	1,502	8,637
Total liabilities	1,132	5,735	1,331	5,958
Net sales	140	4,658	110	6,476
Operating income	5	278	20	330
Net income	(3)	123	18	150

The reserve for losses related to investments, included in the reserve for contingencies (Note 12) concerns the following companies:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Industria Siciliana Acido Fosforico - ISAF SpA (in liquidation)	39	39
Consorzio Set Sviluppo Elettrico Trecate	15	18
Caspian Pipeline Consortium R - Closed Joint Stock Company	13	16
Lasmo Petroleum Development BV	10	9
Other companies	44	9
	121	91

8 Intangible assets

(million euro)	Net value at Dec. 31, 2003	Investments	Amortization	Other changes	Net value at Dec. 31, 2004	Reserve amortization writedown at Dec. 31, 2004

Organizational and financing costs	20	2	(10)	(2)	10	63
Costs for research and development	167	550	(608)	(3)	106	740
Industrial patent right and intellectual property rights	162	60	(139)	91	174	808
Concessions, licenses, trademarks and similar items	934	10	(108)	(12)	824	1,346
Goodwill	1,982	13	(135)	(45)	1,815	416
Intangible assets in progress and advances	133	75		(148)	60	5
Other intangible assets	212	22	(43)	10	201	335
	3,610	732	(1,043)	(109)	3,190	3,713

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Organizational and financing costs of euro 10 million concern costs for extraordinary corporate operations, costs for setting up or expanding production activities and costs for share capital increases.

Costs for research and development for euro 106 million concern mainly the purchase of mineral rights (euro 96 million). This item also includes exploration expenditures amortized in the year for euro 491 million (euro 632 million in 2003).

Concessions, licenses, trademarks and similar items for euro 824 million concern primarily the transmission rights for natural gas imported from Algeria (euro 664 million), concessions for mineral exploration (euro 76 million).

Goodwill for euro 1,815 million concerns primarily the Gas & Power segment (euro 788 million, of which euro 770 million relates to the Public Offering for the Italgas SpA shares), the Oilfield Services, Construction and Engineering segment (euro 785 million, of which euro 754 million relates to the purchase of Bouygues Offshore SA, now Saipem SA), the Exploration & Production segment (euro 195 million relates to the purchase of Lasmo Plc, now Eni Lasmo Plc), the Refining & Marketing segment (euro 46 million). Other changes of euro 45 million relate primarily to the change in the scope of consolidation following the sale of Agip do Brasil SA (euro 51 million).

Other intangible assets of euro 201 million concern primarily royalties for the use of licenses by Polimeri Europa SpA (euro 90 million) and investments on assets of third parties (euro 16 million).

9 Other non-current assets

Other non-current assets consist of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Securities held as long-term assets:
- Italian treasury bonds	22	22
- other securities	1	1
Other	93	117
Deferred tax assets	2,167	2,203
	2,283	2,343

Securities held as long-term assets are carried at cost, adjusted for permanent impairment, and represent security deposits from customers euro 22 million (euro 21 million at December 31, 2003).

Deferred tax assets are described in Note 12 “Reserves for contingencies and deferred and other non-current tax liabilities”.

10 Taxes payable

Taxes payable include the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Customs and excise duties	273	793
Income taxes payable	1,262	1,213
Other	648	508
	2,183	2,514

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Taxes payable of euro 2,514 million increased by euro 331 following the increase in customs and excise tax duties (euro 520 million) due to circumstance that in 2004 the fiscal measure providing the anticipated payment in the same month of December of the excise tax on the petroleum products sold during the second half of December has not been renewed. Such increase has been partially offset by the decrease in income taxes payable and other taxes payable (euro 189 million).

11 Debt

Short-term debt
Eni’s short-term debt is composed of the following:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Due to:
- banks	3,633	2,196
- other financing institutions	151	233
- commercial paper	3,510	1,540
- unconsolidated subsidiaries	65	54
- affiliates	69	92
	7,428	4,115

Short-term debt by currency is as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Euro	3,628	2,389
US dollar	3,218	1,302
British pound	84	253
Norwegian kroner	278	21
Other	220	150
	7,428	4,115

The average interest rate of Eni’s short-term debt was 2.13% and 2.49% for the years ended December 31, 2003 and 2004, respectively.

Short-term debt of euro 4,115 million decreased by euro 3,313 million. Such decrease was primarily due to the balance of payments and new proceeds of liabilities (euro 3,622 million) and to the exchange rate differences related to the translation of financial statement prepared in currency other than euro (euro 22 million). This decrease was partially offset by the change in the scope of consolidation of Serfactoring SpA (euro 332 million).

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On December 31, 2004 Eni maintained committed and uncommitted unused lines of credit with various domestic and foreign banks for euro 5,304 and 7,771 million, respectively (euro 4,647 million and euro 4,799 million, respectively, at December 31, 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term debt
Eni’s long-term debt, including current maturities, as of December 31, 2003 and 2004, and the related maturity schedules are as follows:

(million euro)

Dec. 31	Long term maturity

Type of debt instrument	Maturity range	2003	2004	Current maturity 2005	2006	2007	2008	2009	After	Total

Due to banks:
- ordinary loans	2005-2017	2,722	2,167	151	473	380	152	348	663	2,016
- interest rate assisted loans	2005-2013	137	101	74	14	4	3	2	4	27
- other financings	2005-2007	359	286	2	59	225				284
		3,218	2,554	227	546	609	155	350	667	2,327
Notes of credit	2004	33
Ordinary bonds	2005-2027	4,793	5,331	660	860	406	125	496	2,784	4,671
Other financing institutions	2005-2019	782	725	49	89	107	34	120	326	676
		8,826	8,610	936	1,495	1,122	314	966	3,777	7,674

Long-term debt of euro 8,610 million decreased by euro 216 million. Such decrease was primarily due to the effect of exchange rate differences on the translation of financial statements prepared in currency other than euro (euro 210 million) and to the effect of exchange rate differences on the alignment to the year-end exchange rate of debts in currency other than functional currency (euro 57 million). The increase was partially offset by the difference between the payments and the new proceeds of liabilities (euro 22 million).

Eni entered into financing arrangements with the European Investment Bank, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni’s consolidated financial statements or of a rating not inferior to A - (S&P) and A3 (Moodys). At December 31, 2003 and 2004, the amount of short and long-term debt subject to restrictive covenants was euro 865 million and euro 1,104 million, respectively (of which, euro 300 million relating to rating). Furthermore, Saipem SpA entered into financing arrangements with banks for euro 300 million, that require maintenance of certain financial ratios generally based on Saipem’s consolidated financial statements. Eni and Saipem are in compliance with the covenants contained in its financing arrangements.

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Ordinary bonds of euro 5,331 million concern primarily notes issued by Eni in its Euro Medium Term Notes program for a total of euro 4,296 million and other ordinary bonds for a total of euro 1,035 million. Ordinary bonds, including the issuing entity, the expiration dates and the interest rates, by currency, are as follows:

Maturity	% rate

(million euro)	Amount	Value	from	to	from	to

Issuing entity
Euro Medium Term Notes:
- Eni SpA	1,500	Euro		2013		4.625
- Eni Coordination Center SA	851	British pound	2010	2019	4.875	5.250
- Eni Coordination Center SA	696	Euro	2005	2015		variable
- Eni SpA	500	Euro		2010		6.125
- Eni Coordination Center SA	213	US dollar	2005	2007		variable
- Enifin SpA	100	Euro		2005		variable
- Eni Coordination Center SA	95	US dollar	2005	2014	4.610	6.820
- Eni Coordination Center SA	93	Japanese yen	2008	2019	0.810	2.320
- Eni Coordination Center SA	92	Swiss franc	2005	2007		variable
- Eni Coordination Center SA	73	Euro	2008	2024	4.750	5.050
- Eni Coordination Center SA	52	Swiss franc		2006		1.750
- Enifin SpA	31	Euro		2005		3.350
	4,296
Other bonds:
- Eni USA Inc	294	US dollar		2027		7.300
- Eni USA Inc	220	US dollar		2006		7.500
- Eni Lasmo Plc (*)	212	British pound		2009		10.375
- Eni USA Inc	147	US dollar		2007		6.750
- Enifin SpA	129	Euro		2005		variable
- Eni Investment Plc	18	British pound		2005		variable
- Eni Finance Inc	15	US dollar		2005		10.300
	1,035
	5,331

(*)	The bond is guaranteed by a fixed deposit recorded under non-current receivables (euro 234 million).

Ordinary bonds due within 18 months amount to euro 953 million and concern Eni Coordination Center SA (euro 440 million), Enifin SpA (euro 260 million), Eni USA Inc (euro 220 million), Eni Investments Plc (euro 18 million) and Eni Finance Inc (euro 15 million). During 2004 Eni Coordination Center SA issued obligations for euro 712 million.

Long-term debt, including current maturities and average interest rates, by currency, is as follows:

Dec. 31, 2003 (million euro)	Average interest rate	Dec. 31, 2004 (million euro)	Average interest rate

Euro	6,235	3.56	5,709	3.33
US dollar	1,855	5.67	1,548	6.54
British pound	517	6.47	1,082	6.09
Swiss franc	146	0.47	146	1.14
Japanese yen	40	0.65	96	1.37
Other	33	9.99	29	8.74
	8,826		8,610

At December 31, 2004 Eni maintains committed unused long-term lines of credit for euro 710 million (completely used at December 31, 2003). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

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In the normal course of business, Eni utilizes various derivative contracts to reduce risks arising from interest rate and foreign currency exchange rate fluctuations, both for long and short-term debt. See Note 23 for a more detailed discussion.

Certain debt, in the amount of euro 332 million and euro 274 million at December 31, 2003 and 2004, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities and fixed deposits.

12 Reserves for contingencies and deferred and other non-current tax liabilities

(million euro)	Amount at the beginning of the year	Additions	Deduction	Other changes	Year-end amount

December 31, 2003
Employee retirement and similar obligations	128	31	(12)	28	175
Other reserves for contingencies:
- site restoration and abandonment	1,980	173	(51)	(62)	2,040
- environmental risks	1,608	97	(143)	69	1,631
- loss adjustments and actuarial reserves for Eni’s insurance companies	593	16	(21)	11	599
- contract penalties and disputes reserve	211	18	(50)	2	181
- restructuring or decommissioning of production facilities	304	50	(61)	(75)	218
- losses related to investments	106	55	(24)	(16)	121
- financial risks	8	3	(6)		5
- reserve for redundancy incentives	42	39	(33)	17	65
- other (*)	542	269	(86)	(52)	673
	5,394	720	(475)	(106)	5,533
Non-current income tax liabilities:
- deferred taxation	2,386	802	(1,276)	348	2,260
- other tax reserves	225	24	(73)	6	182
	2,611	826	(1,349)	354	2,442
	8,133	1,577	(1,836)	276	8,150
December 31, 2004
Employee retirement and similar obligations	175	57	(11)	9	230
Other reserves for contingencies:
- site restoration and abandonment	2,040	319	(48)	(254)	2,057
- environmental risks	1,631	141	(136)	3	1,639
- loss adjustments and actuarial reserves for Eni’s insurance companies	599	58	(26)	62	693
- contract penalties and disputes reserve	181	32	(16)	16	213
- restructuring or decommissioning of production facilities	218	2	(21)	(20)	179
- losses related to investments	121	13	(15)	(28)	91
- OIL insurance		91			91
- financial risks	5	64		(5)	64
- reserve for redundancy incentives	65	7	(60)	24	36
- other (*)	673	465	(246)	(83)	809
	5,533	1,192	(568)	(285)	5,872
Non-current income tax liabilities:
- deferred taxation	2,260	797	(208)	(316)	2,533
- other tax reserves	182	73	(6)	(14)	235
	2,442	870	(214)	(330)	2,768
	8,150	2,119	(793)	(606)	8,870

(*)	Each individual amount included herein does not exceed euro 50 million.

At December 31, 2004 deductions in reserves amounted to euro 568 million, of which euro 102 million related to deductions not corresponding to cash expenditures. The most significant deductions not corresponding to cash expenditures in 2004 primarily relate to: (i) the reserve settled in 2002 by Stoccaggi Gas Italia SpA following the balance of retroactive storage

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tariffs relating to the decision No. 26/2002 of the Authority for Electricity and Gas. Following to compensations made with interested customers in 2004 Eni believes not probable further compensations, for this reason the residual amount of the reserve is considered in excess (euro 28 million); (ii) a reversal of the items “Loss adjustment and actuarial reserve” (euro 26 million) due to overestimates made by Padana Assicurazioni SpA of insurance payments to third parties. Other deductions not corresponding to cash expenditures relate to various immaterial items.

At December 31, 2003 deductions in reserves amounted to euro 475 million, of which euro 129 million related to deductions not corresponding to cash expenditures. The most significant deductions not corresponding to cash expenditures in 2003 primarily relate to: (i) a reversal of the items “Loss adjustment and actuarial reserve” (euro 21 million) due to overestimates made by Padana Assicurazioni SpA of insurance payments to third parties; (ii) a reversal of the item “Contract penalties and disputes reserve” (euro 19 million) due to the fact that previously Eni had accrued for the payment of contractual penalties related to the transmission and storage of natural gas. Following the issuing of a network code and a better interpretation of the tariff regime established by the Authority for Electricity and Gas, such penalties are no longer due. Other deductions not corresponding to cash expenditures relate to various immaterial items.

The “Site restoration and abandonment” reserve of euro 2,057 million represents primarily the estimated costs for well-plugging, abandonment and site restoration (euro 2,024 million). Other changes for euro 254 million concern primarily the transfer of site restoration and abandonment reserve due to the sale of mineral assets (euro 221 million) and exchange rate loss from the translation of financial statements denominated in currencies other than the euro (euro 27 million). The total estimated future site restoration and abandonment costs for Eni’s worldwide oil and gas properties aggregated approximately euro 2,964 million at December 31, 2004 (euro 2,700 million at December 31, 2003).

The “Environmental risks” reserve of euro 1,639 million represents, primarily, the estimated costs of remediation in accordance with existing laws and regulations, of active production facilities for Syndial SpA (euro 1,275 million), the Refining & Marketing segment (euro 233 million) and the Gas & Power segment (euro 64 million). Additions for euro 141 million relate primarily to the Refining & Marketing (euro 122 million) and Exploration & Production (euro 18 million) segments.

The “Loss adjustment and actuarial reserves for Eni’s insurance companies” reserve of euro 693 million represents the liabilities accrued for claims on insurance policies underwritten by Eni’s captive insurance company.

Contingent liabilities are included primarily under the caption “Contract penalties and disputes reserve”.The balance of euro 213 million at December 31, 2004 is comprised of numerous matters of differing nature. Accruals have been based on Eni’s best estimate of the expected probable liability.

The “Restructuring or decommissioning of production facilities” reserve of euro 179 million mainly represents the estimated costs related to divestments and facilities closures of Syndial SpA (euro 157 million). Other changes relate in particular to the reclassifications to “Reserve for redundancy incentives” made by Syndial SpA (euro 20 million).

The “Reserve for losses on investments” of euro 91 million represents losses on investments incurred to date in excess of their carrying value (Note 7).

The “OIL insurance” reserve of euro 91 million include a provision related to the estimated charges due by Eni for the participation in the mutual insurance of Oil Insurance Ltd, relating to accidents which occurred in the last 5 years.

The “Financial risks” reserve of euro 64 million includes, essentially, the charge related to the sale to British Telecom Plc of a credit for euro 87 million towards Eni’s affiliate Albacom SpA (euro 62 million).

The “Reserve for redundancy incentives” of euro 36 million represents the liabilities primarily for the Refining & Marketing segment (euro 15 million), the Oilfield Services, Construction and Engineering segment (euro 9 million) and the Petrochemicals segment (euro 8 million). Other changes for euro 24 million concern primarily the reclassification from the “Restructuring or decommissioning of production facilities” reserve made by Syndial SpA (euro 20 million).

With respect to the foregoing liabilities, Eni does not expect any material, reasonably possible, additional loss beyond those amounts accrued above.

“Net Deferred tax liabilities” of euro 2,533 million have already been reduced by deferred tax assets for which Eni possesses the legal right of offset. Other changes for euro 316 million concern, primarily, the set-off, for each company, of tax assets and deferred tax liabilities (euro 220 million) and net exchange differences due to the translation of financial statements prepared in currencies other than euro (euro 51 million).

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Net deferred income tax liabilities

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Deferred income taxes	4,032	4,560
Deferred tax assets may be offset	(1,772)	(2,027)
	2,260	2,533
Deferred tax assets may not be offset	(2,167)	(2,203)
	93	330

The most significant temporary differences giving rise to the net deferred tax liabilities are as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Deferred tax liabilities:
- anticipated and accelerated depreciation	3,132	3,778
- differences between purchase cost and net book value of acquired consolidated companies	448	294
- reserve for uncollectable receivables	150	137
- reserves for accelerated contingencies	89	83
- gains taxable in the future	62	46
- distributable reserves subject to taxes	21	20
- other	130	202
	4,032	4,560
Deferred tax assets:
- accruals for doubtful accounts and reserve for contingencies	(1,869)	(2,054)
- tax loss carryforwards	(1,403)	(1,124)
- asset revaluations as per Law 342/2000	(760)	(855)
- investment revaluations in accordance with Law 292/1993 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(818)	(818)
- asset revaluations as per Law 448/2001	(424)	(639)
- losses of investments and subsidiaries in excess of currently allowable tax deductions	(644)	(472)
- future deductible amortization	(272)	(432)
- writeoffs of tangible, intangible assets and or inventories deductible in the future	(355)	(255)
- other	(724)	(599)
	(7,269)	(7,248)
Less:
Valuation allowance	3,330	3,018
	(3,939)	(4,230)
Net deferred tax liabilities	93	330

The valuation allowance for deferred tax assets (euro 3,330 and 3,018 million for the years ending December 31, 2003 and 2004 respectively) mainly relates to consolidated companies with accumulated fiscal losses which are not expected to be recovered against future fiscal profits and to temporary differences which the company does not expect will be utilized.

Tax loss carryforwards
Under Italian tax regulations, losses may be carried forward for up to five years, with the exception of the losses suffered in the first three periods, which have no expiration date. For non-Italian tax loss carryforwards, the period generally ranges an average of up to 5 years, with a significant portion having no expiration date. Tax loss carryforwards reverse at a rate of 33% for Italian companies and an average rate of 36% for foreign companies.

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Gross tax loss carryforwards of euro 3,413 million expire as follows:

(million euro)	Domestic	Foreign

2005	31	22
2006	415	55
2007	944	143
2008	275	190
2009	19	23
over 2009		206
without expiration		1,090
	1,684	1,729

Tax loss carryforwards expected to be utilized amount to euro 295 million and relate primarily to foreign companies (euro 206 million). The tax effect of such tax loss carryforward is euro 73 million.

Other tax reserves of euro 235 million include primarily estimated charges for unsettled tax claims related to uncertain application of the tax regulation for the foreign companies of the Exploration & Production segment. All tax years prior to 1999 have been settled, for direct taxes, with Italian tax authorities, by Eni SpA and most of its Italian subsidiaries. The situation for foreign companies is more complex, however, with a few exceptions, all tax years prior to 1999 have been settled.

13 Shareholders’ equity

Share capital
Eni SpA had 4,004,424,476 shares (nominal value euro 1 each) fully paid-up as of December 31, 2004 (4,002,922,176 at December 31, 2003), of which: (i) 2,556,297,973 shares, corresponding to 63.84% are publicly held; (ii) 813,443,277 shares, corresponding to 20.31% are held by the Ministry of Economy and Finance; (iii) 400,288,388 shares, corresponding to 10% are held by Cassa depositi e prestiti SpA; (iv) 234,394,888 shares, corresponding to 5.85% are held by Eni SpA. During 2004 1,502,300 shares subscribed by managers have been issued under the stock grant plan following the expiration of the plan issued in 2001 (1,344,750 shares) and the agreed termination of employment (157,550 shares, of which 112,450 shares related to the plan issued in 2001 and 45,100 shares related to the plan issued in 2002).

Reserves
The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the “Civil Code”). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the net income of Eni SpA, as recorded in Eni SpA’s statutory financial statements for such year, must be set aside until the cumulative legal reserve is equal to one-fifth of the nominal value of Eni SpA’s issued and outstanding share capital. Such dividend restriction also applies to each Italian subsidiary of Eni.

Reserves include amounts received from the Ministry of Economy and Finance to reimburse Eni SpA for principal and interest payments on loans obtained and bonds issued in prior years, which under laws 730/1983, 749/1985 and 41/1986, were obligations of the Government.

The “Reserve for the issue of shares in accordance with art. 2349 of the Italian Civil Code” contains earnings destined to increase share capital under the stock option plan. At December 31, 2004 the number of shares to assign for no consideration is 938,000 shares nominal value 1 euro (2,443,050 shares at December 31, 2003).

Exchange rate differences due to the translation of financial statements prepared in currencies other than euro amounted to euro 697 million, of which euro 500 million related to companies whose functional currency is the US dollar.

As provided by Italian law, dividends may be paid by Eni SpA only out of retained earnings plus distributable reserves and statutory net income for the current year net of the amount to be allocated to the legal reserve in the subsequent year.

Approximately euro 23,300 million was unrestricted as to payment of dividends at December 31, 2004, a portion of which is subject to taxation upon distribution. Deferred tax liabilities for euro 20 million have been recorded in relation to the reserves expected to be distributed.

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Treasury shares
Treasury shares amount to euro 3,229 million (euro 3,164 million at December 31, 2003) and consist of 234,394,888 ordinary shares nominal value 1 euro owned by Eni SpA (230,568,453 ordinary shares nominal value euro 1 as of December 31, 2003). Such shares are valued at cost and have been repurchased to increase shareholder’s value in accordance with the decision of Eni’s shareholders meetings.

Reconciliation of statutory net income and shareholders’ equity to consolidated net income and shareholders’ equity
The statutory financial statements of subsidiaries reflect certain tax-driven entries. In addition, Eni SpA’s statutory financial statements do not reflect the consolidation of subsidiary companies.

Adjustments are made in consolidating the statutory accounts of Eni SpA and subsidiary companies to reflect the consolidation principles described in Note 2, Summary of significant accounting and reporting policies. In addition, adjustments are made to eliminate the effects of certain tax-driven entries applied by subsidiary companies in their respective statutory accounts.

The reconciliation of net income and shareholders’ equity as reported in Eni SpA’s statutory financial statements to those reported in the consolidated financial statements is as follows:

Net income	Shareholders’ equity

(million euro)	2002	2003	2004	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004

As recorded in Eni SpA’s financial statements	3,880	2,850	4,684	26,498	27,566	29,433
Treasury shares				(2,838)	(3,164)	(3,229)
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statementsmpanies as accounted for in Eni SpA financial statements	1,049	2,118	4,526	7,118	4,413	8,852
Consolidation adjustments:
- difference between cost and underlying value of equity	(83)	(169)	(161)	1,131	2,873	2,745
- elimination of tax adjustments and compliance with accounting policies	1,261	1,453	(2,736)	(1,218)	(1,432)	(4,816)
- elimination of unrealized intercompany (profits) losses	(1,024)	132	(103)	(2,777)	(2,409)	(2,468)
- deferred taxation	120	(138)	1,318	120	117	1,645
- other adjustments	19	(92)	360	317	354	304
	5,222	6,154	7,888	28,351	28,318	32,466
Minority interest	(629)	(569)	(614)	(2,094)	(1,622)	(2,128)
As recorded in consolidated financial statements	4,593	5,585	7,274	26,257	26,696	30,338

In 2004 other adjustments of net income of euro 360 million include euro 311 million, which is related to the fact that the gains for the sale to Mediobanca SpA of shares representing 9.054% of the share capital of Snam Rete Gas SpA were higher in the consolidated financial statements than in Eni SpA financial statements.

14 Net sales from operations
Net sales from operations are as follows:

(million euro)	2002	2003	2004

Gross sales from operations	61,500	65,362	72,509
Change in contract work in progress	1,127	1,150	1,108
Less:
- excise tax	(13,139)	(13,520)	(14,060)
- services billed to joint venture partners	(1,566)	(1,505)	(1,175)
	47,922	51,487	58,382

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15 Purchases, services and other
Purchases, services and other include the following:

(million euro)	2002	2003	2004

Production costs-raw, ancillary and consumable materials and goods	22,658	24,087	27,489
Production costs-services	8,614	10,431	10,675
Lease, rental and royalty expenses	1,454	1,407	1,600
Other expenses	1,575	1,433	1,552
	34,301	37,358	41,316
less:
- services billed to joint venture partners	(1,566)	(1,505)	(1,175)
- capitalized direct costs associated with self-constructed assets	(842)	(1,277)	(1,010)
- repayment of royalties			(23)
- personnel seconded		(10)	(16)
	31,893	34,566	39,092

Lease, rentals and royalty expenses include royalties on hydrocarbons extracted for euro 508 million, 538 and 744 in 2002, 2003 and 2004 respectively.

16 Payroll and related costs
Payroll and related costs are analyzed as follows:

(million euro)	2002	2003	2004

Wages and salaries	2,441	2,412	2,481
Social security contributions	650	693	672
Employee termination indemnities	121	126	124
Pensions and similar obligations	15	31	58
Other costs	119	91	99
	3,346	3,353	3,434
Plus:
- personnel seconded		10	16
Less:
- revenues related to personnel costs	(53)	(36)	(35)
- capitalized direct costs associated with self-constructed assets	(190)	(161)	(151)
	3,103	3,166	3,264

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17 Depreciation, amortization and writedowns

Depreciation, amortization and writedowns consist of the following:

(million euro)	2002	2003	2004

Depreciation and amortization:
- intangible assets	1,423	1,266	1,043
- fixed assets	3,543	3,447	3,525
	4,966	4,713	4,568
Writedowns:
- intangible assets	95	30	2
- fixed assets	447	411	293
	542	441	295
	5,508	5,154	4,863
Less:
- direct costs associated with self-constructed assets	(4)	(3)	(2)
	5,504	5,151	4,861

18 Financial income (expense) and exchange differences, net

Financial expense and exchange differences, net, consist of the following:

(million euro)	2002	2003	2004

Interest and other financial income	512	436	451
Securities gains	44	34	31
Interest and other financial expense	(737)	(710)	(729)
Exchange differences, net	(30)		(2)
Less:
- interest capitalized	44	86	154
	(167)	(154)	(95)

Interest and other financial expense of euro 729 million include the charge related to the sale to British Telecom Plc of a credit for euro 87 million towards Eni’s affiliate Albacom SpA (euro 62 million).

19 Other income (expense) from investments

Other income (expense) from investments consists of the following:

(million euro)	2002	2003	2004

Income from equity investments	178	180	199
Dividends	32	22	72
Gains on disposals	55	39	36
Other revaluation of investments	6	9	1
Writedown of investments	(222)	(272)	(81)
Other	(6)	5	2
	43	(17)	229

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20 Extraordinary income (expense)

Extraordinary income (expense) consists of the following:

(million euro)	2002	2003	2004

Extraordinary income
Gains on disposals	257	290	661
Other extraordinary income	112	273	44
	369	563	705
Extraordinary expense
Restructuring cost:
- provisions for risks	(157)	(248)	(601)
- cost of redundancy incentives	(114)	(116)	(54)
- writedowns of fixed assets	(55)	(66)	(20)
	(326)	(430)	(675)
Other extraordinary expenses	(72)	(84)	(86)
	(398)	(514)	(761)
	(29)	49	(56)

2004 Extraordinary items
Gains on disposals of euro 661 million concern primarily: (i) the sale to Mediobanca SpA of shares representing 9.054% of the share capital of Snam Rete Gas SpA (euro 519 million); (ii) the sale of the company for the distribution of oil and LPG products Agip do Brasil SA (euro 94 million); (iii) the sale of a business related to the waste disposal activity in Ravenna (euro 27 million); (iv) the sale of service stations in the Refining & Marketing segment (euro 12 million).

Provisions for risks of euro 601 million relate primarily to: (i) charges for environmental remediation of Syndial SpA (euro 162 million) and the Refining & Marketing segment (euro 141 million); (ii) provisions for future risks related to the estimated charges due by Eni for the participation in the mutual insurance of Oil Insurance Ltd relating to accidents occurred in the last 5 years (in particular, to substantial damages occurred during 2004).This amount will be paid in the next 5 years (euro 91 million); (iii) charges for liabilities considered probable relating to guarantees given in relation to operations of sale in the Refining & Marketing segment (euro 64 million); (iv) provisions for tax proceedings due to a tax claim in Angola (euro 39 million) and restructuring costs (euro 14 million) in relation to the rationalization of the presence of the Exploration & Production segment in United Kingdom; (v) future operating costs of inactive sites in Syndial SpA (euro 20 million).

Redundancy incentives of euro 54 million concern primarily the Refining & Marketing segment (euro 20 million), Gas & Power segment (euro 10 million) Petrochemicals segment (euro 6 million) and Corporate financial companies segment (euro 11 million).

Writedowns and losses of euro 20 million concern essentially the writedowns of Fornovo plant following the reorganization of the solvent production activities (euro 18 million).

2003 Extraordinary items
Gains on disposals relate to sale of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 290 million are primarily due to the sale of service stations and land in the Refining & Marketing segment (euro 237 million) and the sale of fixed assets and the sea transport activity in the Gas & Power segment (euro 52 million).

Other extraordinary income of euro 273 million relate primarily to the compensation paid by Edison SpA to Syndial SpA in relation to the Enimont’s legal proceeding (euro 200 million), the release of reserves for excess provision and the definition of legal proceedings (euro 47 million, of which euro 38 million relating to Syndial SpA).

Provisions for risks of euro 248 million relate primarily to charges for environmental remediation of Syndial SpA (euro 82 million) and the Refining & Marketing segment (euro 51 million) and to future operating costs of inactive sites in Syndial SpA (euro 48 million).

Redundancy incentives of euro 116 million concern primarily the Petrochemicals segment (euro 37 million), Refining & Marketing segment (euro 32 million), Gas & Power segment (euro 15 million) and the Oilfield Services, Construction and Engineering segments (euro 15 million).

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Writedowns and losses of euro 66 million include the loss of concession for service stations on Autostrade (euro 35 million) and the writedown of plants in the Petrochemicals segment (euro 11 million).

2002 Extraordinary items
Gains on disposals relate to sales of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 257 million are primarily due to: (i) the sale of service stations in the Refining & Marketing segment in Italy (euro 127 million); (ii) the sale of the share capital of Agip Nigeria Ltd (euro 87 million); (iii) the sale of fixed assets (euro 28 million, of which euro 21 million related to the Gas & Power segment); (iv) the sale of consolidated businesses (euro 15 million).

Other extraordinary income of euro 112 million relates primarily to the release of excess reserves, the conclusion of legal proceedings and the collection of receivables previously reserved for essentially in the Petrochemicals (euro 72 million), Gas & Power (euro 23 million) and Refining & Marketing (euro 13 million) segments.

Provisions for risks of euro 157 million relate primarily to environmental restoration and to charges for restructuring and divestments in the Refining & Marketing (euro 79 million) and Petrochemicals (euro 71 million) segments.

Redundancy incentives of euro 114 million concern primarily the Petrochemicals segment (euro 34 million), Gas & Power segment (euro 27 million), Refining & Marketing segment (euro 25 million) and the Oilfield Services, Construction and Engineering segments (euro 14 million).

Writedowns and losses of euro 55 million include the writedown of fixed assets in the Petrochemical segment (euro 23 million), the loss on the sale of the Priolo refinery to Erg Raffinerie Mediterranee Srl (euro 22 million) and the loss on the disposal of consolidated businesses and fixed assets (euro 10 million, of which euro 9 million relate to the Gas & Power segment).

21 Income taxes

(million euro)	2002	2003	2004

Current taxes:
- Italian subsidiaries	1,451	1,583	1,138
- foreign subsidiaries operating in the Exploration & Production segment	2,040	2,296	3,127
- other foreign subsidiaries	163	201	231
	3,654	4,080	4,496
Less:
- Tax credits on dividend distributions not offset with current tax payment			(39)
	3,654	4,080	4,457
Deferred taxes:
- Italian subsidiaries	(542)	(904)	184
- foreign subsidiaries operating in the Exploration & Production segment	53	67	13
- other foreign subsidiaries	(38)	(2)	(1)
	(527)	(839)	196
	3,127	3,241	4,653

Income taxes payable of euro 1,138 million relate to Ires (National income tax) for euro 863 million and Irap (Regional income tax) for euro 262 million and foreign income taxes of euro 13 million.

The effective tax rate is 37.1% compared with a statutory tax rate of 38.5%, calculated by applying a 33% tax rate (Ires) to income before taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

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The difference between the statutory and effective tax rate is due to the following factors:

(%)	2002	2003	2004

Statutory tax rate	42.1	39.9	38.5
Items increasing (decreasing) statutory tax rate:
- higher (lower) foreign subsidiaries tax rate	2.7	7.4	5.4
- permanent differences	0.8	(0.2)	(0.9)
- revaluation of anticipated taxes			(1.0)
- effect of the application of Law No. 448/2001		(3.1)	(2.0)
- effect of the application of Law No. 342/2000	(4.7)	(3.6)	(2.1)
- tax benefit due to the application of favorable tax laws	(4.9)	(1.4)
- effect of the budget Law 2004		(4.4)
Other	1.5	(0.1)	(0.8)
	(4.6)	(5.4)	(1.4)
Effective tax rate	37.5	34.5	37.1

Permanent differences in 2004 concern mainly the gain recorded in the consolidated financial statements due to the sale of 9.054% of the share capital of Snam Rete Gas SpA (1.4%). The tax benefit due to the application of Law No. 448/2001 relates to Stoccaggi Gas Italia SpA that aligned the tax bases of the assets received in 2001 by Eni SpA and Snam SpA to the conferral value by paying a substitute tax of 9%. In 2004 Eni recognized deferred tax assets on natural gas inventories, that were depreciated, previously, because they were considered to not be recoverable with reasonable certainty in the future, for the reason that Law 170/1974 did not envision limits for the renewal of storage concessions. During 2004, Law 239/2004 provided that the holder of a storage concession has the possibility to make use of two extensions of 10 years and, for this reason, there are no longer any uncertainties about the recovery of deferred tax assets. The recording of deferred tax assets follows the inclusion of Syndial SpA in the Consolidato fiscale nazionale (National Consolidated tax return) allows the recognition of deferred tax assets which derive mainly from reserves for contingencies and to writedowns of fixed assets, that were not fiscally deducted. Tax benefits on revaluation of assets, relating to 2003, are due to the application of the budget Law for 2004 that allowed companies to revalue the assets within certain limits made in accordance with tax laws by paying a substitute tax of 19%.

22 Earnings per share
Earnings per share is calculated by dividing “Net income” by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

In order to compare earnings per share in the years presented, the number of shares issued through stock grants made in 2003 and 2004 has been added to the number of shares outstanding in the year 2002 and 2003. Based on this criterion, the number of shares outstanding was 3,828,447,971, 3,779,938,557 and 3,771,692,584 in the year 2002, 2003 and 2004, respectively.

The dilutive effect of potential ordinary shares, in the term of stock options and stock grants, when converted into ordinary shares on earnings per share is not material.

23 Commitments and contingencies

Derivative financial instruments
Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services, construction and engineering and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices.

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Derivative financial instruments are utilized by Eni to reduce these risks, as explained below.

Eni’s treasury activities are managed primarily by two captive finance companies operating in the Italian and international financial markets. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.

Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee. Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions.

Eni does not enter into derivative transactions on a speculative basis.

(a) Notional amounts and credit exposures of derivatives
The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as barrels, tonnes, etc.). The amounts expressed in foreign currency are converted into euro applying the exchange rate at year-end.

The notional amounts of derivatives summarized in the sections that follow do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of Eni. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, exchange rates and commodity prices. Therefore, the credit exposure of interest rate, foreign exchange and commodity contracts is represented by the fair value of contracts with a positive fair value at year-end, reduced by the effects of master netting agreements. Eni SpA’s Board of Directors has approved policies which provide guidelines related to the criteria of eligible counterparties in derivative transactions and permissible financing investments, including purchases of securities. Although Eni is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, it does not expect any counterparties to fail to meet their obligations given the high credit standings of such counterparties.

(b) Interest rate risk management
Eni enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

(million euro)	Dec. 31, 2003 Notional amount	Dec. 31, 2004

Interest rate swaps	5,690	5,663
Interest rate collars	74	33
	5,764	5,696

Eni enters into interest rate derivatives, particularly interest rate swaps, to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

The following table indicates the types of interest rate swaps used and their weighted-average interest rates and maturities. Average variable rates are based on rates at year-end and may change significantly, affecting future cash flows.

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The comparison between weighted-average receive rate and weighted-average pay rate does not represent the result of derivatives, such result is calculated on the basis of the underlying hedged operation.

Dec. 31, 2003	Dec. 31, 2004

Receive-fixed/Pay-floating swaps-notional amount	(million euro)	867	745
- weighted average receive rate	(%)	6.03	5.78
- weighted average pay rate	(%)	2.26	3.19
- weighted average maturity	(years)	2.97	2.26
Receive-floating/Pay-floating swaps-notional amount	(million euro)	1,941	1,989
- weighted average receive rate	(%)	2.25	2.32
- weighted average pay rate	(%)	2.91	3.00
- weighted average maturity	(years)	3.38	2.38
Pay-fixed/Receive-floating swaps-notional amount	(million euro)	2,882	2,929
- weighted average pay rate	(%)	4.31	4.18
- weighted average receive rate	(%)	1.77	2.25
- weighted average maturity	(years)	6.64	6.37

Eni uses interest rate collars to manage its interest rate risk. An interest rate collar is a combination of options that enable a predetermined interest rate band to be locked in. Eni also uses zero-cost collars that do not require payment of an option premium. At year-end Eni holds a single interest rate collar contract, that will expire on June 30, 2006.

(c) Foreign exchange risk management
Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table:

(million euro)	Dec. 31, 2003 Notional amount	Dec. 31, 2004 Notional amount

Forward exchange contracts	6,165	8,501
Purchased options	550	91
	6,715	8,592

Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in currency other than euro. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally not longer than one year. The increase of euro 2,336 million in forward exchange contracts is primarily due to Enifin SpA’s transactions in order to hedge financial short-term payables of Eni Coordination Center SA (euro 1,785 million).

Eni generally uses a combination of currency options that enable a predetermined risk rate band, related to expenses denominated in currency other than euro, to be locked in. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period. The decrease of euro 459 million is essentially due to the expiration of options of the Oilfield Services, Construction and Engineering segment (euro 296 million) and Gas & Power segment (euro 144 million).

The table below summarizes, by major currency, the contractual amounts of Eni’s forward exchange and option contracts.

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(million euro)	Dec. 31, 2003	Dec. 31, 2004

Buy	Sell	Buy	Sell

US dollar	1,019	2,955	622	4,024
British pound	1,432	342	3,065	107
Norwegian kroner	140	299	267	162
Euro	100	126	71	113
Japanese yen	99	11	97	2
Swiss franc	177	1	51	1
Other	3	11	7	3
	2,970	3,745	4,180	4,412

(d) Commodity price risk management
Exchange traded crude oil and petroleum product derivative instruments are used to minimize the commodity price volatility.

In natural gas trading activity, Eni uses exchange traded crude oil forward contracts with the aim of hedging the risk related to natural gas at fixed prices under supply contracts. The purchase price of such hedging instruments is determined on the basis of a price basket with an indexation to the petroleum products in the international markets.

In refining and marketing activities of petroleum products, Eni uses derivative instruments with the aim of reducing the risk of marketing activities related to the uncertainty of the market prices in the period between the purchase of crude oil, the refining and the trade of finished products.

The expiration date of contracts is less than 1 year.

The table below summarizes trade derivative contracts at December 31, 2003 and 2004.

Dec. 31, 2003	Dec. 31, 2004

Buy	Sell	Buy	Sell

Crudes	(barrels)	6,629,544	1,146,000	1,497,121	2,949,000
Oil products	(tonnes)	159,849	381,200	434,150	287,411
Oil products	(gallons)		104,580		4,620
Electrical energy	(megawatthour)			804,507

(e) Sales of government bonds
Eni sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein Eni receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor (Europe Interbank Offered Rate). Such investors may sell their securities back to Eni at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Eni also entered into an interest rate swap with a financial institution wherein it receives a floating rate which is considered more favorable for its floating rate commitment to its investors. At December 31, 2003 and 2004, euro 181 million and euro 183 million, respectively, worth of such securities remained in the hands of employees. For accounting purposes, this transaction was treated as a sale of the bonds with gains recognized in current income.

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Guarantees
Guarantees have been given by Eni to third parties. At December 31, 2003 and 2004, these guarantees were as follows:

At Dec. 31, 2003	At Dec. 31, 2004

(million euro)	Unsecured guarantees	Other guarantees	Secured guarantees	Total	Unsecured guarantees	Other guarantees	Secured guarantees	Total

Unconsolidated subsidiaries	7	302		309	7	532		539
Affiliated companies	30	1,685	77	1,792	72	1,834	40	1,946
Consolidated companies	4,894	6,090		10,984	4,894	9,715		14,609
Others		198		198	5	169		174
	4,931	8,275	77	13,283	4,978	12,250	40	17,268

Unsecured guarantees and other guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 2,485 million (euro 2,101 million as of December 31, 2003) consist primarily of: (i) unsecured guarantees, letters of patronage and other guarantees given to banks in relation to loans and lines of credit received for euro 1,699 million (euro 1,473 million at December 31, 2003), of which euro 731 million related to a contract released by Snam SpA (now merged in Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 686 million as of December 31, 2003) and euro 404 million relating to unsecured guarantees given by Enifin SpA on behalf of Spanish Egyptian Gas Co SAE, a company controlled by Unión Fenosa Gas SA, (euro 238 million at December 31, 2003); (ii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 214 million (euro 242 million as of December 31, 2003); (iii) the fulfilment of obligations related to hydrocarbon exploration activities given on behalf of Eni Middle East BV against the contractual commitments with the Government of the Kingdom of Saudi Arabia for euro 367 million; (iv) performance guarantees of euro 111 million (euro 104 million at December 31, 2003) given on behalf of Unión Fenosa SA and Unión Fenosa Gas SA (50% Eni SpA). These guarantees were given in relation to contractual commitments related to the results of operations of Unión Fenosa Gas SA; (v) unsecured guarantees given to third parties in relation to the construction of a hydrocarbon treatment plant in Libya for euro 17 million (euro 160 million at December 31, 2003). The decrease of euro 143 million regards primarily the partial extinguishment of guarantees; (vi) secured guarantees of euro 40 million (euro 77 million at December 31, 2003), relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies. As of December 31, 2004, the underlying commitment covered by such guarantees was euro 1,825 million (euro 1,959 million as of December 31, 2003).

Guarantees given on behalf of consolidated companies of euro 14,609 million (euro 10,984 million as of December 31, 2003) consist primarily of: (i) a guarantee of euro 4,894 million (the same amount as of December 2003) given by Eni SpA to Treno Alta Velocità - TAV SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the CEPAV (Consorzio Eni per l’Alta Velocità) Uno; consortium members gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) parent company guarantees given relating to contractual commitments for hydrocarbon exploration activities for euro 4,601 million determined on the basis of investment plans (euro 1,186 million at December 31, 2003). The increase of euro 3,415 million was primarily due to an increase in the guarantees given by Eni SpA on behalf of Agip Caspian Sea BV relating to contractual commitments for hydrocarbon exploration activities in the Republic of Kazakhstan for euro 3,329 million; (iii) guarantees given to third parties relating to bid bonds and performance bonds for euro 2,977 million (euro 2,841 million as of December 31, 2003); (iv) VAT recoverable from tax authorities for euro 1,196 million (euro 1,113 million as of December 31, 2003); (v) insurance risk for euro 396 million reinsured by Eni (euro 379 million as of December 31, 2003). The underlying commitment covered by such guarantees was euro 9,882 million as of December 31, 2004 (euro 7,930 million as of December 31, 2003).

Other guarantees given to third parties for euro 174 million (euro 198 million as of December 31, 2003) regards essentially: (i) guarantees given by Eni to banks and other financing institutions in relation of loans and lines of credit on behalf of subsidiaries and companies sold for euro 95 million (euro 96 million as of December 31, 2003); (ii) performance guarantees given on the behalf of Unión Fenosa SA and Unión Fenosa Inversiones SA in relation to contractual commitments related to the results of operations of subsidiaries of Unión Fenosa Gas SA for euro 41 million (euro 73 million at December 31, 2003). The underlying commitment covered by such guarantees was euro 76 million as of December 31, 2004 (euro 97 million as of December 31, 2003).

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Other commitments
Other commitments and potential risks consist primarily of:

  Obligations for purchases and sales of fixed assets of euro 324 million (euro 355 million as of December 31, 2003) relate marketable securities for euro 183 million (euro 181 million as of December 31, 2003) and investments for euro 141 million (euro 174 million as of December 31, 2003). In particular, obligations related to marketable securities concerned the placement on the market of securities managed by Sofid Sim SpA. This company sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investor wherein it receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor. Such investors may sell their securities back to Sofid Sim SpA at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Against the commitment related to interest rate swaps Sofid Sim receives a variable rate more profitable than the one renown by the shareholders. Obligations relating to investments concerned primarily the concession to Erg SpA of a call option for the purchase of a 28% share of Erg Raffinerie Mediterranee SpA for euro 100 million (the same amount as of December 31, 2003).
  Commitments of euro 319 million (euro 379 million as of December 31, 2003) primarily related to: (i) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest, also on account of Shell Italia E&P SpA, euro 206 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 217 million as of December 31, 2003); (ii) agreements for the area of Porto Marghera between Syndial SpA and various government entities, employee and trade groups whereby Syndial SpA has committed to invest approximately euro 90 million (euro 149 million as of December 31, 2003) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant.
  Risks of euro 1,151 million (euro 902 million as of December 31, 2003) are primarily associated with: (i) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 406 million (euro 400 million as of December 31, 2003); (ii) potential risks associated with the value of assets of third parties under the custody of Eni for euro 551 million (euro 317 million as of December 31, 2003). The euro 234 million increase regards primarily the increase in natural gas volumes stored by Stoccaggi Gas Italia SpA (euro 236 million); (iii) environmental damages for euro 137 million (the same amount as of December 31, 2003); (iv) tax proceedings for euro 37 million (euro 18 million as of December 31, 2003).
  Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Legal proceedings
Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business. Based on information available to date, and taking account of the existing risk reserves, Eni believes that the foregoing will not have an adverse effect on Eni’s consolidated financial statements.

Follows a description of the most significant proceedings underway; except for some different indications, no provisions have been made for these legal proceedings as Eni believes that negative outcomes are not probable or because the amount of the provision is not reasonably quantifiable.

Environment

Eni SpA
In 1997, Grifil SpA summoned AgipPetroli SpA (merged in Eni SpA in 2002) before the Court of La Spezia. Grifil requested the payment for the remediation of a polluted land parcel part of the La Spezia refinery (which was closed in 1985) sold to it in 1996 by Italiana Petroli SpA, later merged in AgipPetroli SpA. The claims for these damages amount to euro 103 million. At the end of 2002 Grifil and AgipPetroli reached an agreement under the terms of which AgipPetroli had to pay half of the clean-up costs, which were set by an independent appraisal to euro 19 million, corresponding to a maximum of euro 9.5 million; Grifil in turn had the obligation to remediate the polluted soil and to renounce any claims against Eni. Grifil did not execute its obligations to remediate the polluted soil; however, maintaining the possibility of precautionary requests and claims against Grifil, Eni decided to remediate the polluted soil with the combined aid (for 13% of the costs) of a company interested in developing the parcel of land. The first action promoted by Grifil before the Court of La Spezia is still pending. On January 7, 2004 the Municipality of La Spezia put Eni in possession of the area and from that date Eni started remediation

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works paying the relevant costs. Eni requested the conservative seizure of Grifil’s land parcel, up to a maximum value of euro 19 million. With two administrative measures, on December 2, 2003 and January 13, 2004 respectively, the Court of Genova declared the right of Eni legitimate, based on the sale contract stipulated between Italiana Petroli and Grifil, to claim the payment of all clean-up expenses that Eni will incur as Grifil did not fulfil its obligation. The judge closed the inquiry phase and stated that the judgment can be brought to an end. The final decision is expected for July 2005. As for the value attributable to the conservative seizure of Grifil’s land parcel (up to a value of euro 19 million), the Court requested Eni to file the contracts for the remediation work with the court, in which the amounts paid are recognized. The contract with an international company specialized in remediation was signed on April 15, 2004 and immediately presented to the Court. After further studies of the land parcel, this company informed Eni that the remediation works are expected to cost significantly more than previously estimated. Eni is evaluating this new event. In order to preserve Grifil’s asset as a way to recover its credit versus Grifil, Eni, which is paying for the remediation works, also filed an ordinary revocation of title, so that, while waiting for the Court’s ruling, Grifil will not be able to sell the land parcel to third parties.

In March 2002 the public prosecutor of Siracusa started an investigation concerning the activity of the refinery of Priolo for intentional pollution of water used for human consumption and requested a technical opinion, not yet concluded, to ascertain an alleged infiltrations of refinery products into the deep water-bearing stratum used for human consumption purposes in the Priolo area. The proceeding is still in the preliminary investigation phase. In consideration of the complexity of the investigation, a qualified company has been given the task to verify the cause, the origin and the extension of the infiltration. For protective purposes, actions have been taken to: (i) create safety measures and clean-up all of the polluted area; (ii) reallocate wells for drinking water in an area farther from and higher than the industrial site; (iii) install a purification system for drinkable water. With a decision of June 1, 2004 the seizure was lifted on the storage tanks that had been seized on April 17, 2003, except for five storage tanks that are still under seizure.

In relation to the investigations concerning a subsidence phenomenon allegedly caused by hydrocarbon exploration, on May 21, 2004, following the decision of the Court of Rovigo, the Nucleo Operativo Ecologico dei Carabinieri of Venice placed under preliminary seizure the Dosso degli Angeli, Angela/Angelina - Ravenna Mare Sud fields and the related wells and platforms. On June 10, 2004 the Court responded to the claim filed by Eni and lifted the seizure of the Angela/Angelina - Ravenna Mare Sud fields and related wells and platforms. On February 5, 2003, a seizure had already been applied to the Naomi/Pandora platform, the Naomi 4 Dir, Naomi 2 Dir and 3 Dir - Pandora 2 Dir wells, and the underwater pipeline for the transportation of gas to the Casalborsetti facility. Eni believes to have always acted in full compliance with existing laws, under the required authorizations. Taking account of the observations of the consultants of the Court of Rovigo on which the public prosecutor based his case, Eni constituted an independent and interdisciplinary scientific commission, chaired by Prof. Enzo Boschi, professor of seismology at the Università degli Studi di Bologna and chairman of the Istituto nazionale di geofisica e vulcanologia, composed of prominent and highly qualified international experts of subsidence caused by hydrocarbon exploration, with the aim of verifying the size and the effects and any appropriate actions to reduce or to neutralize any subsidence phenomenon in the Ravenna and North Adriatic area both on land and in the sea. The commission produced a study which denies the possibility for any risk for human health and for damage to the environment. It also states that no example is known anywhere in the world of accidents that caused harm to the public caused by subsidence induced by hydrocarbon production. The study also shows that Eni employs the most advanced techniques for the monitoring, measuring and control of the soil.

EniPower SpA
In autumn 2004 the Public Prosecutor of Rovigo started an investigation for alleged crimes related to unauthorized waste management activities in Loreo. Samples of the soil taken from Loreo and from EniPower’s site in Mantova are currently being examined.

Polimeri Europa SpA
In 2002, the public prosecutor of Gela started a criminal action in order to ascertain alleged illegally discharged effluents produced by the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. In January 2005, the Court for preliminary investigation, on the basis of the request of the public prosecutor, resolved to close this proceeding against all the defendants.

Before the Court of Gela two criminal actions took place, one in relation to the activity of the F3001 furnace and the other concerning the ACN plant (disposal of FOK residue). In both cases the accused were found guilty. For the proceeding concerning the F3001 furnace the sentence was passed to the civil court for the quantification of the damage to be paid to the Caltanissetta Province. The Court’s final decision can be appealed.

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Raffineria di Gela
In 1999, the public prosecutor of Gela started an investigation in order to ascertain alleged soil and sea pollution caused by the discharge of pollutants by the refinery. In November 2002, “Italia Nostra” and the association “Amici della Terra” filed civil claims within this proceeding and requested the payment of damage claims for a total of euro 15,050 million. In July 2003, the relevant Court decided for the transmission of the inquiries to the public prosecutor, recognizing a violation of article 440 of the penal code (water and food substances corruption). The preliminary hearing is set on May 24, 2005.

In 2000, the public prosecutor of Gela started an investigation on alleged prohibited emissions from the refinery of Gela, which are purported to have had negative effects on the health of a number of citizens of Gela, and on a lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1988. The investigation ended with an action for events registered from 1997. The Municipality of Gela, the Province of Caltanissetta and others filed civil claims in this proceeding and requested the payment of compensatory damages for a total of euro 878 million. The judgment of first degree before the Court of Gela is pending.

In 2002, the public prosecutor of Gela started an investigation in order to ascertain alleged pollution caused by emissions of the Gela plant, owned by Polimeri Europa SpA, Syndial SpA (former EniChem SpA) and Raffineria di Gela SpA. An inquiry phase was closed on July 2, 2003. Some local public entities, environmental NGOs and landowners will act as injured party. On January 17, 2005, a second inquiry phase commenced in 2003 to ascertain which sort of emissions had eventually produced the alleged pollution caused by the refinery of Gela was completed.

In June 2002, in connection with a fire in the refinery of Gela, a penal investigation began concerning arson, environmental crimes and crimes against natural heritage. On May 12, 2004 the first hearing was held for an immediate decision. The proceeding is pending.

In 2002, the public prosecutor of Gela started a penal investigation concerning the refinery of Gela to ascertain the quality of ground water in the area of the refinery. On October 27, 2003 the prosecutor asked to ascertain the state of the refinery’s storage tanks and the presence of infiltrations of refinery products into the deep water-bearing stratum, due to a breakage in some tanks. The investigation concerns the environmental rules about the pollution of water and soil and illegal disposal of liquid and solid waste materials. With a decision of November 3, 2003, the Court for preliminary investigation, in agreement with a request of the public prosecutor of Gela, had already defined the preventive seizure of 92 storage tanks. The decree stopped the activity of the refinery of Gela in November 17, 2003 following the inquiry phase and many investigations, inspections and analyses were made by experts appointed by the judge for the preliminary investigation. These experts declared no reasonable loss of products from storage tanks. Thereafter, 42 storage tanks were reopened and this allowed to restart of the activity on January 19, 2004. Following this, another 38 tanks were reopened, 12 remained under seizure at December 31, 2004.

Syndial SpA (former EniChem SpA)
In 1992, the Ministry of Environment summoned EniChem SpA and Montecatini SpA before the Court of Brescia. The Ministry requested, primarily, to condemn them to environmental remediation for the alleged pollution caused by the Mantova plant from 1976 until 1990, and provisionally, in case there was no possibility to remediate, to condemn them to the payment of environmental damages. The amount is going to be determined during the proceeding, but it will not be lower than euro 136 million, or determined by the judge as compensatory liquidation. EniChem acquired the Mantova plant in June 1989, as part of the Enimont deal. Edison SpA must hold Eni harmless or pay compensatory damage for any damage caused to third parties by plant operations before Montedison’s sale, even if the damage occurred later.

In 1997, an action was commenced before the Court of Venice concerning the criminal charges brought by the Venice public prosecutor for alleged mismanagement of the Porto Marghera plant starting in the 1970s until 1995 and for the alleged pollution and health damage resulting therefrom. On November 2, 2001 the Court of Venice acquitted all defendants. The appeal against the decision was presented by the public prosecutor, the State Attorney in behalf of the Ministry of Environment and the Council of Ministers, 5 public entities, 12 associations and other entities and 48 persons. On December 15, 2004 the Venice Court of Appeals confirmed the preceding judgment, changing only some marginal parts. As concerns some defendants of Eni Syndial, the Court of Appeals decided not to proceed due to the statute of limitations for some crimes, while it confirmed the preceding judgment for the other matters. Eni settled a provision to the risk reserve for this legal proceeding.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons who are employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and vinyl polychloride from the early 1960s to date, managed by EniChem from 1983 to 1993. At the end of

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preliminary investigation, the public prosecutor asked the dismissal of the case in respect of the employees and the managers of EniChem. The judge for preliminary investigation has not yet given his opinion.

On December 18, 2002 EniChem SpA, jointly with Ambiente SpA and European Vinyls Corporation Italia SpA, was summoned before the Court of Venice by the province of Venice. The province requested environmental damages, not quantified, caused to the lagoon of Venice by the Porto Marghera plants, which were already the subject of two previous proceedings against employees and managers. Subordinately to the ascertainment of the illegitimacy of the requests, European Vinyls Corporation Italia presented an action for recourse against EniChem and Ambiente. In 2004 the proceedings continued with both parties presenting memoranda, discussion is set for April 15, 2005. The requests for damage of the Province of Venice and that of EVC Italia to EniChem and Ambiente have not been quantified.

On January 16, 2003 the Court of Siracusa issued personal cautionary measures against some employees of EniChem SpA and Polimeri Europa SpA. They are accused of illicit management relating to the production, disposal and treatment of liquid and solid waste materials and of obtaining illicit income. Polimeri Europa and EniChem, as injured parties, named their defense attorneys. The collection of evidence effected before the hearing starts in Court has been concluded and preliminary investigations have ended with the confirmation of accusations.

News in the press inform that the Public Prosecutor of Siracusa has started preliminary investigations on alleged malformations related to the injestion of mercury contaminated sea food.

On April 14, 2003 the President of the Regional Council of Calabria, as Delegated Commissioner for Environmental Emergency in the Calabria Region, started an action against EniChem SpA related to environmental damages for about euro 129 million and to financial and non-financial damages for euro 250 million (plus interest and compensation) allegedly caused by Pertusola Sud SpA (merged in EniChem) in the area of Crotone. On June 6, 2003 EniChem appeared before the court and requested the rejection of the damages and, as counterclaim, the payment of the total costs for the remediation works already underway. The Province of Crotone entered the proceeding, claiming environmental damages for euro 300 million. Syndial was notified on October 11, 2004 the request of the Calabria Region to appear before the Court of Milan in order to obtain a preliminary damage payment, because in the meantime the special office for managing emergency events in Calabria might expire. The Region requested payments for over euro 800 million.

In March 2004, Sitindustrie SpA, that in 1996 purchased a plant in Paderno Dugnano from Enirisorse (now merged in Syndial SpA), summoned Syndial SpA before the Court of Milan, requesting to define the responsibility of Syndial SpA in the alleged pollution of soils around the plant and to condemn it to pay environmental damages necessary for remediation.

In October 2004, Sitindustrie SpA started an analogous proceeding against Syndial concerning the plant for the manufacture of products in copper and copper alloy at Pieve Vergonte.

In May 2003 the Minister of the Environment summoned Syndial SpA before the Court of Turin and requested environmental damages for euro 2,396 million in relation to alleged DDT pollution in the lake Maggiore caused by the Pieve Vergonte plant. On September 23, 2004 the judge summoned the parties and defined the date for the submission of memoranda. At the hearing of March 25, 2005 the judge acquired the memoranda of both parties – the decision is still pending.

The municipality of Carrara started an action at the Court of Genova requesting to Syndial SpA the remediation and reestablishment of the previous conditions at the Avenza site and the payment of environmental damage. This request is related to an accident that took place in 1984, as a consequence of this EniChem Agricoltura SpA (later merged into Syndial SpA), at the time owner of the site, had carried out safety and remediation works. The Ministry of the Environment joined the action and requested environmental damage payment from a minimum of euro 53.5 million and a maximum of euro 78.5 million to be broken down among the various companies that managed the plant in the past. In fact Syndial, called into the action, as a guarantee, Rumianca SpA, Sir Finanziaria SpA and Sogemo SpA, who had owned the site in the past. A technical survey requested by the Court is underway in order to ascertain the actual environmental damage to the site.

Tax Proceedings

Eni SpA
Agip SpA (merged into Eni SpA in 1997) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount of euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these assessments were judged as unfounded and, therefore, annulled by the Provincial Tax Commission of Milan. The appeals of the tax authorities were rejected by the Regional Tax Commission of Milan or were given up by the Italian tax authorities. The decision of the appeal proceedings, because of the termination of the appeals or because of the decision of the tax authorities

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not to continue, must be considered final without expense for the company. With a decision dated May 7, 2001 the Provincial Tax Commission of Milan revoked the formal assessment against Agip SpA concerning income understatement for 1994, for an improper use of loss carryforwards relating to the year 1992. The Italian tax authorities appealed the decision to the Regional Tax Commission, which reviewed the case on May 19, 2004. During the discussion the tax authorities, considering the outcome favorable to Eni of the 1992 assessment, acknowledged the proper behavior of Agip. The Regional Tax Commission of Milan with a decision deposited on June 14, 2004 rejected the appeal of tax authorities.

With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (merged into Eni SpA in 2002) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax. For this reason, an official interpretation has been requested to the Ministry of Finance and Economy. With a decision of May 29, 2001, the Ministry confirmed that this additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that the jurisdiction of the Administrative court did not apply to this case. In case the Region should request payment, Eni will challenge this request in the relevant Court. The Lombardia Region decided with regional Law No. 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date. The period of foreclosure for the formal assessment of the payment is up until five years, so it is possible that payment will be requested until December 31, 2006.

During 2003, the Customs District of Taranto sent 147 formal assessments and amendments to bills of entry for finished products and goods and semi finished products produced by the Eni refinery of Taranto in 2000, 2001 and 2002 to Eni SpA, as the successor entity of AgipPetroli SpA following its merger into Eni. The notification regards about euro 24 million of customs duties not paid by the company because the imported products were not yet finished goods, but were destined to processing, for which ordinary customs tariffs allow exemption. The formal assessment does not contain the determination of any administrative penalties provided for by customs rules. The penalty can be from one to ten times the amount of taxes not paid. The notification is based on the fact that the company does not have the administrative authorization to utilize the customs exemption. The company, believing it acted properly pursuant to Circular 20/D/2003, started a proceeding for an administrative resolution, according to the customs rules. The company asked the Regional Director of Customs of Puglia for the annulment of the received assessments as a measure of self-protection. With a decision of November 26, 2004 the Regional Director accepted Eni’s appeal and ended the litigation by cancelling the 147 formal assessments.

On March 12, 2004 the Comando Nucleo Regionale Polizia Tributaria of Puglia notified a verbal action of observation to the company. In this action there is an alleged offense of smuggling and falsification of accounts for the same imports, already subjected to the previous assessments of the Customs District of Taranto and other occurrences between January 1999 and February 2003. The verbal action made by a Fiscal Officer, sent to the Public Prosecutor in the Court of Taranto, reclaims the omitted payment of customs for about euro 26 million. For the offense of smuggling, there is a penalty from two to ten times the amount of tax not paid. The notification is based on the same lack of administrative authorization, already contested by the Customs District of Taranto that was concluded in favor of Eni by the Regional Director.

Agip Karachaganak BV
In July 2004 relevant Kazakh authorities informed Agip Karachaganak BV e Agip Karachaganak Petroleum Operating BV, shareholder and operator of the Karachaganak contract, respectively, the final outcome of the tax audits performed for fiscal years 2000 to 2003. Claims by the Kazakh authorities concern unpaid taxes for a total of dollar 43 million, net to Eni, and the anticipated offsetting of VAT credits for dollar 140 million, net to Eni, also requesting the payment of interest and penalties for a total of dollar 128 million. Both companies filed a counterclaim. With an agreement reached on November 18, 2004, the original amounts were reduced to dollar 22 million net to Eni; meetings are underway for finding an agreement on residual matters. Eni settled a provision to the risks reserve for this matter.

Snam Rete Gas SpA
With Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax upon the owners of primary pipelines in Sicily (i.e. pipelines operating at a maximum pressure of over 24 bar). The tax was payable as of April 2002. In order to protect its interests, Snam Rete Gas filed a claim with the European Commission, aimed at opening a proceeding against the Italian Government and the Tax Commission of Palermo. The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transport activity, subjected inclusion of the environment tax in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, for the 2002-2003 thermal

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year with Decision No.146/2002 and for the 2003-2004 thermal year with Decision No. 71/2003, the Authority published two sets of tariffs: one, in force, that does not take into account the tax, and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate. On September 10, 2002, Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With the ruling of December 20, 2002, the court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on the above Court ruling. Payments effected until November 2002 totaled euro 86.1 million. In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. On December 16, 2003, the European Commission judged the tax instituted by the Republic of Italy, through the Sicilia Region, to be in contrast with European rules and with the cooperation agreement between the European Economic Community and the Peoples Democratic Republic of Algeria; the European Commission also stated that such environmental tax is in contrast with the common customs tariff because it modifies the equality of customs expenses on commodities imported from third countries and could create a deviation in trade with such countries and a distortion in access and competition rules. The Commission initially requested the Italian Government to present its observations about the argument and later with its opinion presented on July 7, 2004 it formally requested Italy to cancel the tax. The Italian Government must conform within two months from the reception of the opinion. As it did not conform, on December 20, 2004 the European Commission passed the case to the Court of Justice requesting a ruling. With a decision dated January 5, 2004, the Provincial Tax Commission of Palermo declared the environmental tax of the Sicilia Region illegitimate because it is in contrast with European rules and therefore accepted Snam Rete Gas’s claim for the repayment of the first installment of euro 10.8 million, already paid in April 2002, to the Sicilia Region. On May 4, 2004, the Sicilia Region repaid the first installment. On April 2, 2004 the Sicilia Region presented recourse to the Regional Tax Commission at Palermo, which, on January 5, 2005 rejected this appeal and confirmed the illegitimacy of the tax, condemning the Region to repay the amounts paid and interest accrued to Snam Rete Gas. On November 3, 2003, the Sicilia Region, following the procedure presented by Snam Rete Gas concerning the yearly liquidation of the tax for 2002, requested liquidation of tax, fines and interest (euro 14.2 million) referred to the unpaid December 2002 installment. On December 30, 2003 Snam Rete Gas filed a claim with request of suspension of payment as a result of the liquidation notice received from the Sicilia Region with the Provincial Tax Commission of Palermo, that, on June 25, 2004 accepted Snam Rete Gas’s claim and decided the cancellation of the liquidation notice served by the Sicilia Region. On September 13, 2004 the Sicilia Region appealed this decision with the Regional Tax Commission at Palermo, which, on March 7, 2005 rejected this appeal and confirmed the illegitimacy of the tax. In any case Snam Rete Gas will not have to pay for that tax: if the tax is considered illegitimate in other courts of law, the company will have the right to the restitution of the money. If to the contrary, the Authority will include the tax (Decision No. 146/2002 and No. 71/2003) in tariff with automatic and retroactive effects.

Other judicial or arbitration proceedings

Syndial SpA (former EniChem SpA) - Serfactoring SpA
In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA, a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to an amount receivable of euro 182 million for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA - in liquidation), and Terni Industrie Chimiche SpA (merged into Agricoltura SpA (in liquidation), that has been merged into EniChem SpA). Such receivables were transferred by Agricoltura and Terni Industrie Chimiche to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment at the due date. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni Industrie Chimiche brought counterclaims against Agrifactoring (in liquidation) for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 40 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. These proceedings, which have all been joined, were decided with a partial judgment, deposited on February 24, 2004: the request of Agrifactoring has been rejected and the company has been ordered to pay the sum requested by Serfactoring and damages in favor of Agricoltura, to be determined following the decision. Agrifactoring appealed against this partial decision, requesting in particular, after a renewal of the expert evaluation of the case, the payment of damages for about euro 180 million from Serfactoring along the rejection of all its claims and the payment of all expense. On July 15 the Court held its first hearing and in the hearing of January 13, 2005 it postponed the judgment to March 16, 2007. For the parts of the question that have not yet been settled, the judge of the Court of Rome has not yet

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made his decision. At the hearing of December 10, 2004 the judge assigned to both parties the terms of law for filing memoranda and responses.

Syndial SpA (former EniChem SpA)
In 2002, EniChem SpA was summoned by ICR Intermedi Chimici di Ravenna Srl before the Court of Milan in relation to a breach of a preliminary agreement for the purchase of an industrial area in Ravenna. ICR requested a payment of compensatory damages for approximately euro 46 million, of which euro 3 million are compensatory damages and euro 43 million are for loss of profits. During 2004 the preliminary inquiry was completed and a hearing was set for May 26, 2005.

Snamprogetti SpA
In December 2002, Snamprogetti SpA made a request for an arbitration proceeding against Fertilizantes Nitrogenados de Venezuela – Fertinitro CEC – to the International Chamber of Commerce of Paris. In December 2004, Fertinitro and Snamprogetti reached an agreement that provides for: (i) the acceptance of the plant in Jose, Venezuela, and in return, the Stand-by Letter of Credit it provided to Fertinitro; (ii) the recovery of the Stand-By Letter of Credit; (iii) a settlement between the parties for the payables related to the awarding of licenses from Snamprogetti and a dollar 6.5 million compensation to be paid to Fertinitro; (iv) the decision of both parties to supersede all requests/claims made to the arbitration court. In December 2004 Snamprogetti executed the agreement.

Antitrust, EU Proceedings, actions of the Authority for electricity and gas and of other regulatory Authorities

Eni SpA
In March 1999, the Antitrust Authority concluded its investigation started in 1997 and: (i) verified that Snam SpA (merged in Eni SpA in 2002) abused its dominant position in the market for the transportation and primary distribution of natural gas relating to the transportation and distribution tariffs applied to third parties and the access of third parties to infrastructure; (ii) fined Snam euro 2 million; and (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio requesting its suspension. On May 26, 1999, stating that these decisions are against Law No. 9/1991 and the European Directive 98/30/CE, this Court granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The decision on this dispute is still pending.

With a decision of December 9, 2004, the Italian Antitrust Authority started an inquiry on the distribution of jet fuel against six Italian companies, one of them Eni and some of its subsidiaries that store and load jet fuel in the Rome Fiumicino, Milan Linate and Milan Malpensa airports. The inquiry intends to ascertain the existence of alleged limitations to competition as oil companies would agree to divide among themselves the supplies to airlines. The date set for the closing of the inquiry March 31, 2006.

Detailed information on the investigations by the Antitrust Authority (BluGas, closed in October 2004 and TTPC, started in February 2005) is included in the “Operating Review - Gas & Power segment - Regulatory Framework”, which is considered an integral part of these Notes.

GNL Italia SpA
With Decision No. 16/2004 published on February 16, 2004, the Italian Authority for Electricity and Gas initiated a formal investigation of GNL Italia SpA concerning the refusal to Gas Natural Vendita Italia SpA to access on an annual basis the regasification service at Eni’s Panigaglia terminal for volumes amounting to about 220 million cubic meters of natural gas.

On November 19, 2003 GNL Italia informed the Authority, in accordance with article 24 line 3 of Legislative Decree No. 164/2000, of the request for regasification services on a continuous basis from Gas Natural Vendita Italia for about 220 million cubic meters of natural gas. GNL Italia offered only spot capacity as the whole regasification capacity had been conferred to Eni SpA under a contract signed on January 29, 2002 and filed with the same Authority, and approved with Decision No. 38/2002. With Decision No. 120 of July 22, 2004 the Authority ordered GNL Italia to provide continuous capacity to Gas Natural Vendita and initiated a formal investigation aimed at requesting a fine under article 2, line 20, letter c of Law No. 481/1995 in violation of articles 14 and 15 of Decisions No. 120/2001 and 38/2002 of the Authority. In order to execute the requirements of Decision No. 120/2004, GNL Italia: (i) obtained by Eni a change in its contract planning of discharges of ships in order to allow Gas Natural Vendita Italia to access the regasification services in August and

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September with one discharge a month; (ii) assigned capacity to Gas Natural Vendita Italia and entered a regasification contract with Gas Natural Vendita Italia that provide for a discharge per month in the months of August and September 2004. On November 19, 2004 Eni filed a claim against this decision with the Regional Administrative Court of Lombardia. This claim, concerning in particular the Authority’s decisions on access to regasification services at the Panigaglia terminal is still pending. With decision No. 2 of January 12, 2005 the Authority fined GNL Italia euro 50,000.

Polimeri Europa SpA and Syndial SpA
In December 2002, inquiries started concerning alleged agreements of limitations to competition in the area of elastomers. These inquiries were started by European and U.S. authorities. The first product under scrutiny was EP(D)M: the European Commission submitted to inspection manufacturing companies, among these Polimeri Europa SpA and Syndial and requested information to the two companies and to their controlling company, Eni SpA. After the inquiries the Commission decided to open a procedure for violation of competition, notified to Eni, Polimeri Europa and Syndial on March 8, 2005. EP(D)M manufacture is under scrutiny also in the United States, where the Department of Justice of San Francisco requested information and documents to Polimeri Europa Americas Inc, a U.S. subsidiary of Polimeri Europa and to its deputy chairman and sales manager. Investigation is still underway. Class actions were started for damage payment related to the alleged violation. Investigation was extended also to the following products: NBR, CR, BR, SSBR and SBR. The European Commission started an investigation regarding BR, SBR, SSBR. On January 26, 2005 the Commission closed the question of SSBR, while the other investigations are still open. NBR is under scrutiny in Europe and the USA while CR only in the USA. The Department of Justice obtained cooperation from other elastomer manufacturers and also Polimeri Europa and Syndial decided to cooperate. The proceeding is not yet closed. CR also is object of class actions. Eni set up a provision for this matter.

Stoccaggi Gas Italia SpA
With Decision No. 26 of February 27, 2002, the Authority for Electricity and Gas determined tariff criteria for modulation, mineral and strategic storage services for the period starting on April 1, 2002 until March 31, 2006 and effective retroactively from June 21, 2000. On March 18, 2002 Stoccaggi Gas Italia SpA (Stogit) filed its proposal of tariff for modulation, mineral and strategic storage for the first regulated period. With Decision No. 49 of March 26, 2002, the Authority repealed Stogit’s proposal and defined tariffs for the first regulated period. Stogit applied the tariff determined by the two decisions, but filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation. With a decision dated September 29, 2003, that Court rejected the appeal presented by Stogit. On February 3, 2004, Stogit filed an appeal to the Council of State against the sentence of first instance.

Distribuidora de Gas Cuyana SA
The agency entrusted with the regulations for the natural gas market in Argentina (“Enargas”) started a formal investigation on some operators, among these Distribuidora de Gas Cuyana SA, a company controlled by Eni. Enargas stated that the company has applied improperly calculated conversion factors to volumes of natural gas invoiced to customers and requested the company to apply the conversion factors imposed by local regulations from the date of the default notification (March 31, 2004) without prejudice to any damage payment and fines that may be decided after closing the investigation. On April 27, 2004 Distribuidora de Gas Cuyana presented a defense memorandum to Enargas, without prejudice to any possible appeal. At this date it is not possible to quantify any negative effects deriving from this action, given its very early phase.

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Other commitments and risks not included in the balance sheet
Commitments regarding long term natural gas supply contracts stipulated by Eni, which contain take or pay clauses, are included in “Operating Review - Gas & Power” in the Report of the Directors in the Consolidated Financial Statement, which is considered an integral part of these Notes. Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Environmental Regulations
Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict emissions and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although management, considering the actions already taken with the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon Eni’s consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that there will not be a material adverse impact on Eni’s consolidated financial statements due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going surveys and the other possible effects of statements required by Decree No. 471/1999 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules, like the decree of the Ministry of Environment published in January 8, 2004, that regards the fixing of new quality standards for aquatic environment and dangerous substances. The decree modifies completely the actual set of rules, because of the imposition of qualitative levels, that can be reached only through considerable investments; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

24 Segment information
Segment information is presented in accordance with the revised IAS 14. Intersegment sales are conducted on an arm’s length basis.

Information by industry segment
Following the merger of EniData SpA into Eni SpA, segment information related to data processing for the year 2002 and 2003 were reclassified from “Other activities” to the segment “Corporate and financial companies”.

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(million euro)	Exploration & Production	Gas & Power	Refining & Marketing	Petrochemicals	Oilfield Services Construction and Engineering	Other activities	Corporate and financial companies	Total

2002
Net sales from operations (a)	12,877	15,297	21,546	4,516	4,546	1,449	586
Less: intersegment sales	(8,795)	(623)	(1,037)	(746)	(479)	(748)	(467)
Net sales to customers	4,082	14,674	20,509	3,770	4,067	701	119	47,922
Operating income	5,175	3,244	321	(126)	298	(214)	(196)	8,502
Identifiable assets (b)	23,686	12,482	7,634	2,821	5,026	901	327	52,877
Unallocated assets								12,931
Identifiable liabilities (c)	4,764	2,969	2,861	631	2,741	2,221	887	17,074
Unallocated liabilities								20,383
Capital expenditures	5,615	1,313	545	145	232	119	79	8,048
Depreciation, amortization and writedowns	(3,884)	(512)	(494)	(231)	(267)	(53)	(63)	(5,504)
Interest income	59	14	64	2	7	38	138	322
Interest expense	(185)	(37)	(26)	(11)	(10)	(3)	(296)	(568)
2003
Net sales from operations (a)	12,746	16,067	22,148	4,487	6,306	1,178	700
Less: intersegment sales	(8,468)	(450)	(621)	(438)	(897)	(733)	(538)
Net sales to customers	4,278	15,617	21,527	4,049	5,409	445	162	51,487
Operating income	5,746	3,627	583	(176)	311	(293)	(281)	9,517
Identifiable assets (b)	23,433	15,824	8,025	2,523	5,361	856	614	56,636
Unallocated assets								10,700
Identifiable liabilities (c)	4,629	3,007	2,835	612	3,463	2,139	984	17,669
Unallocated liabilities								21,349
Capital expenditures	5,681	1,760	730	141	278	70	142	8,802
Depreciation, amortization and writedowns	(3,360)	(567)	(494)	(248)	(271)	(107)	(104)	(5,151)
Interest income	37	7	18	1	21	3	110	197
Interest expense	(141)	(20)	(16)	(7)	(14)	(2)	(374)	(574)
2004
Net sales from operations (a)	15,349	17,258	26,094	5,417	6,494	1,279	851
Less: intersegment sales	(10,231)	(450)	(759)	(499)	(888)	(800)	(733)
Net sales to customers	5,118	16,808	25,335	4,918	5,606	479	118	58,382
Operating income	8,017	3,463	965	271	260	(244)	(269)	12,463
Identifiable assets (b)	23,348	16,998	8,330	2,799	5,191	709	1,166	58,541
Unallocated assets								10,571
Identifiable liabilities (c)	4,406	3,121	3,175	630	3,174	2,073	1,615	18,194
Unallocated liabilities								18,452
Capital expenditures	4,912	1,446	669	99	209	48	120	7,503
Depreciation, amortization and writedowns	3,286	579	469	109	251	60	107	4,861
Interest income	30	5	9	1	10	2	144	201
Interest expense	(118)	(17)	(10)	(4)	(22)	(1)	(403)	(575)

(a)	Before elimination of intersegment sales.
(b)	Includes assets directly related to the generation of operating income.
(c)	Includes liabilities directly related to the generation of operating income.

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Geographic financial information

Assets and Investments by geographic area of origin

(million euro)	Italy	Other EU	Rest of Europe	Africa	Americas	Asia	Other areas	Total

2002
Identifiable assets (a)	24,524	7,150	3,519	9,122	3,432	4,385	745	52,877
Investments in fixed and intangible assets	2,396	567	284	2,497	721	1,333	250	8,048
2003
Identifiable assets (a)	27,355	7,229	3,466	10,509	2,921	4,801	355	56,636
Investments in fixed and intangible assets	2,708	1,067	302	3,026	369	795	535	8,802
2004
Identifiable assets (a)	28,578	8,540	2,843	10,927	2,288	5,086	279	58,541
Investments in fixed and intangible assets	2,613	370	387	2,626	356	1,073	78	7,503

(a)	Includes assets directly related to the generation of operating income.

Geographic information relating to 2002 and 2003 were reclassified on the basis of the entry into the European Union of 10 new States. In particular, euro 344 million and euro 539 million, respectively, relating to “Identifiable assets” and euro 21 million and euro 32 million, respectively, relating to “Investments in tangible and intangible assets”, were reclassified from “Rest of Europe” into “Other European Union”.

Sales from operations by geographic area of destination

(million euro)	2002	2003	2004

Italy	23,797	25,491	27,096
Other European Union	8,974	10,785	13,469
Americas	5,317	2,778	5,790
Africa	2,478	5,854	4,105
Rest of Europe	4,188	3,303	3,743
Asia	3,154	3,245	3,631
Other areas	14	31	548
	47,922	51,487	58,382

Sales from operations by geographic area of destination relating to 2002 and 2003 were reclassified on the basis of the entry into the European Union of 10 new States. In particular, euro 524 million and euro 790 million, respectively, were reclassified from “Rest of Europe” into “Other European Union”.

25 Fair value of financial instruments
In the normal course of its business, Eni utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of Eni’s financial instruments is presented below.

•	Marketable securities: the fair values of marketable securities are based upon market value.
•	Non-current investments carried at cost: such investments are not publicly traded and do not have quoted market prices. An estimate of fair value has not been made because the amount of the investment is not significant and the estimation of fair value would require incurring excessive costs.
•	Current investments: such investments are publicly traded and their fair value is represented by their market price.
•	Non-current receivables: the fair values of non-current receivables are estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest which Eni could earn on similar credit. The differences

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between the carrying and market values of non-current receivables at December 31, 2003 and 2004, excluding tax credits with Italian tax authorities, were not significant. In relation to tax credits, the interest rate of 1.375% is aligned with the average market rate trend.
•	Current receivables: the carrying values of current receivables approximate their fair value considering the short period that incurs between the concession and their expiration date.
•	Bonds payable, current portion of long-term debt and long-term debt: the fair values of bonds payable and long-term debt, including current maturities, are based on discounted cash flow analyses.
•	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.
•	Non-current payables: the fair values of non-current payables are estimated based on the discounted value of future cash flows. The differences between the carrying and market values of non-current payables at December 31, 2003 and 2004 were not significant.

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Carrying Value	Fair Value	Carrying Value	Fair Value

Marketable securities and current investments	1,300	1,317	1,315	1,345
Bonds and long-term debt, including current maturities (1)	8,826	9,099	8,610	8,824

(1)	The carrying value is increased by the fair value of fixed interest rate financial debt acquired, recorded in accrued expenses and deferred income, and decreased by implicit interest recorded in accrued income and prepaid expenses.

•	Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that Eni would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes or appropriate pricing models have been used to estimate the fair value for Eni’s derivatives. The carrying value, compared with the fair value, represents the amount of interest rate and exchange rate differentials recognized but not yet paid at year-end. For foreign exchange derivatives related to monetary assets and liabilities, the carrying value also represents the adjustment using current exchange rates at year-end. The difference between carrying value and fair value is therefore not significant.

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Carrying Value	Fair Value	Carrying Value	Fair Value

Interest rate derivatives:
- assets	22	72	39	39
- liabilities	(17)	(117)	(18)	(135)
Foreign exchange derivatives:
- assets	175	289	277	344
- liabilities	(104)	(71)	(118)	(46)

26 Transactions with related parties
According to rules issued by Consob, the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.

In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are conducted on an arm’s lenght basis in the interest of Eni companies.

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Relevant transactions carried out with entities controlled by the Italian government are only those with Enel, the Italian National Electric Company.

The following is a description of trade and financing transactions with related parties.

2004 Trade and other transactions

(million euro)	Dec. 31, 2004	2004

Costs	Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

Affiliated companies
Agip Oil Co Ltd	4	163				53
Albacom SpA	8	14			3	35		8
Azienda Energia e Servizi Torino SpA	1	18				68		3
Bayernoil Raffineriegesellschaft mbH		39			2	791	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	10						108
Blue Stream Pipeline Co BV	43	10				121		5
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	13						141
Erg Raffinerie Mediterranee Srl	30	30		100	1,043	10	412	9
Gruppo Distribuzione Petroli Srl	16						45
Karachaganak Petroleum Operating BV	21	12				104		42
Petrobel Belayim Petroleum Co		83				240
Promgas SpA	27	23			230		259
Raffineria di Milazzo ScpA	6	4				245	62
Supermetanol CA		24			79	10
Superoctanos CA		55			212	11		1
Trans Austria Gasleitung GmbH		15				167		3
Trans Europa Naturgas Pipeline GmbH		9				51
Transitgas AG		2				59
Unión Fenosa Gas SA			111					1
Other (*)	83	70	98		11	85	105	16
	262	571	209	100	1,580	2,050	1,133	88
Non consolidated subsidiaries
Eni BTC Ltd			143
Eni Gas BV	30	40	17			5		1
Eni Middle East BV			367
Transmediterranean Pipeline Co Ltd	1	1				90
Other (*)	32	4	10		5	22	2	20
	63	45	537		5	117	2	21
	325	616	746	100	1,585	2,167	1,135	109
Entities owned or controlled by the Government
Enel	234	3			2	20	1,287	350
	559	619	746	100	1,587	2,187	2,422	459

(*)	Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 29 million and 28 million in 2003 and 2004, respectively.

Most significant transactions concern:

•	specialized services in upstream activities to Agip Oil Co Ltd, Eni Gas BV, Karachaganak Petroleum Operating BV, Petrobel Belayim Petroleum Co; services are invoiced on the basis of incurred costs; exclusively with Eni Gas BV, the unsecured

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guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities and with Karachaganak Petroleum Operating BV, the providing of services by Eni’s construction and drilling activity;
•	communication services, data transmission and concessions of optical fibers with Albacom SpA;
•	transportation and distribution activities with Azienda Energia e Servizi Torino SpA.
•	sale of petrochemical products, supply of crude oil refining activities and fuel additive purchase from Bayernoil Raffineriegesellschaft GmbH, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Gruppo Distribuzione Petroli Srl, Supermetanol CA and Superoctanos CA;
•	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV, Trans Europa Naturgas Pipeline GmbH and Transmediterranean Pipeline Co Ltd and only with Blue Stream Pipeline Co BV the providing of services by Eni’s construction and drilling activity; transactions related to the acquisition of natural gas transport services are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed; transactions related to the providing of services by Eni’s construction and drilling activities are regulated on the basis of compensation calculated following the same criteria used in third parties transactions;
•	acquisition of refining services from Erg Raffinerie Mediterranee Srl and Raffineria di Milazzo ScpA on the basis of general conditions applied to third parties for Erg Raffinerie Mediterranee Srl and of incurred costs for Raffineria di Milazzo ScpA;
•	sale and acquisition of natural gas outside Italy with Promgas SpA;
•	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH and Transitgas AG, transactions are regulated on the basis of general conditions applied to third parties;
•	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
•	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
•	guarantees given to Eni Middle East BV against the contractual commitments with the Government of the Kingdom of Saudi Arabia.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2004 Financing transactions

(million euro)	Dec. 31, 2004	2004

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Albacom SpA	22		88
Blue Stream Pipeline Co BV		2	768		29
EnBW - Eni Verwaltungsgesellschaft mbH			250
Planta de regassificaciòn de Sagunto SA			65
Raffineria di Milazzo ScpA			107
Spanish Egyptian Gas Co SAE			404		9
Trans Austria Gasleitung GmbH	389				9
Other (*)	52	90	55	6	8
	463	92	1,737	6	55
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	197				9
Other (*)	68	54	2	4	2
	265	54	2	4	11
	728	146	1,739	10	66

(*)	Each individual amount included herein does not exceed euro 50 million.

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Most significant transactions concern:

•	lendings and guarantees to Albacom SpA and Serfactoring SpA;
•	bank debt guarantees to Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH, Planta de Regasificaciòn de Sagunto SA, Raffineria di Milazzo ScpA and Spanish Egyptian Gas Co SAE;
•	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

During the year, business has been conferred by/to unconsolidated subsidiaries and affiliates for non significant amounts.

2003 Trade and other transactions

(million euro)	Dec. 31, 2003	2003

Costs	Revenues

Name	Receivables	Payables	Guarantees	Commitments	Goods	Services	Goods	Services

Affiliated companies
Agip Oil Co Ltd	19	47				61		1
Albacom SpA	11	31			3	33	1	8
Azienda Energia e Servizi SpA	3	30				74		2
Bayernoil Raffineriegesellschaft mbH		36			2	713	1
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	9					41	96
Blue Stream Pipeline Co BV	51					63		43
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	13					67	135
Erg Raffinerie Mediterranee Srl	14	28		100	567	92	210
Gruppo Distribuzione Petroli Srl	14						73
Karachaganak Petroleum Operating BV	46	50				53		183
Petrobel Belayim Petroleum Co		78				138
Promgas SpA	21	22			230		250
Raffineria di Milazzo ScpA	3	3				161	58
Serfactoring SpA		128
Supermetanol CA		12			59	9
Superoctanos CA	2	20			142	11
Trans Austria Gasleitung GmbH		5				171
Trans Europa Naturgas Pipeline GmbH	3	10				38
Transitgas AG		6				55
Unión Fenosa Gas SA			104
Other (*)	36	44	117		15	66	63	18
	245	550	221	100	1,018	1,846	887	255
Non consolidated subsidiaries
Eni BTC Ltd			120
Eni Gas BV	91	191	160			2
Transmediterranean Pipeline Co Ltd						104
Other (*)	37	48	22		4	43	8	30
	128	239	302		4	149	8	30
	373	789	523	100	1,022	1,995	895	285
Entities owned or controlled by the Government
Enel	261	2				31	1,465	341
	634	791	523	100	1,022	2,026	2,360	626

(*)	Each individual amount included herein does not exceed euro 50 million.

Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors, for a total of approximately euro 18 million and 29 million in 2002 and 2003, respectively.

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Most significant transactions concern:

•	specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Eni Oil Co Ltd and Eni Gas BV; services are invoiced on the basis of incurred costs; exclusively with Karachaganak Petroleum Operating BV, the providing of services by Eni’s construction and drilling activity, and with Eni Gas BV, the unsecured guarantees in relation to the construction of a hydrocarbon treatment plant in Libya and receivables and payables for investment activities;
•	communication services, data transmission and concessions of optical fibers with Albacom SpA;
•	transportation and distribution activities with Azienda Energia e Servizi SpA;
•	sale of petrochemical products, supply of crude oil refining activities and fuel additive purchase from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA;
•	acquisition of natural gas transport services outside Italy from Blue Stream Pipeline Co BV and services for the completion of a pipeline between Turkey and the Russian Federation;
•	acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl; the concession to Erg SpA of an option for the purchase of the 28% of Erg Raffinerie Mediterranee Srl;
•	sale and purchase of natural gas outside Italy with Promgas SpA;
•	factoring activities with Serfactoring SpA;
•	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG and Trans Europa Naturgas Pipeline GmbH, transactions are regulated on general conditions applied to third parties;.
•	performance guarantees given on behalf of Unión Fenosa Gas SA in relation to contractual commitments related to the results of operations;
•	guarantees given in relation to the construction of an oil pipeline on behalf of Eni BTC Ltd;
•	acquisition of natural gas transport services outside Italy from Transmediterranean Pipeline Co Ltd; transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and capital employed.

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2003 Financing transactions

(million euro)	Dec. 31, 2003	2003

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Albacom SpA	54		88	13
Blue Stream Pipeline Co BV		4	725		26
EnBW - Eni Verwaltungsgesellschaft mbH			275		4
Raffineria di Milazzo ScpA			113
Serfactoring SpA	50				1
Trans Austria Gasleitung GmbH	399				14
Other (*)	50	65	104	3	6
	553	69	1,305	16	51
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	241				11
Other (*)	90	65	7	18	2
	331	65	7	18	13
	884	134	1,312	34	64

(*)	Each individual amount included herein does not exceed euro 50 million.

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Most significant transactions concern:

•	lendings and guarantees to Albacom SpA and Serfactoring SpA;
•	bank debt guarantees to Blue Stream Pipeline Co BV, EnBW - Eni Verwaltungsgesellschaft mbH and Raffineria di Milazzo ScpA;
•	the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

During the year, business has been conferred by/to unconsolidated subsidiaries and affiliates for non significant amounts.

2002 Trade and other transactions

(million euro)	Dec. 31, 2002	2002

Costs	Revenues

Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Affiliated companies
Bayernoil Raffineriegesellschaft mbH		28			652	1
Promgas SpA	23	25		212		227
Erg Raffinerie Mediterranee Srl	27	30		14	137	69
Petrobel Belayim Petroleum Co		86			164
Raffineria di Milazzo ScpA	6	6			159	55	1
Superoctanos CA	4	18		181
Trans Austria Gasleitung GmbH		12			176
Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH & Co Kg	10				60	117
Albacom SpA	22	12		2	53	1	8
Serfactoring SpA	2	94
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	8				35	84
Azienda Energia e Servizi SpA	2	22			55	2	2
Gruppo Distribuzione Petroli Srl	16					66
Karachaganak Petroleum Operating BV	40	13			52		214
Transitgas AG		7			56
Trans Europa Naturgas Pipeline GmbH		9			43
Blue Stream Pipeline Company BV	50						489
Agip Oil Co Ltd	27	12			83
Other (*)	32	67	147	55	57	105	14
	269	441	147	464	1,782	727	728
Non consolidated subsidiaries
AgipGas BV	13	94	412		3
Agip (Btc)			206
Transmediterranean Pipeline Co Ltd	6	1			122
Other (*)	26	18	39	7	35	8	32
	45	113	657	7	160	8	32
	314	554	804	471	1,942	735	760
Entities owned or controlled by the Government
Enel	42	5			76	1,475	308
	356	559	804	471	2,018	2,210	1,068

(*)	Each individual amount included herein does not exceed euro 50 million.

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Engineering, construction and maintenance services were acquired from the Cosmi Holding Group, related to Eni through a member of the Board of Directors for a total of approximately euro 18 million in 2002.

The most significant transactions related to:

•	acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG, Trans Europa Naturgas Pipeline GmbH e Transmediterranean Pipeline Co Ltd, transactions are regulated on the basis of tariffs, which permit the recovery of operating expenses and employed capital;
•	sale of natural gas outside Italy with Promgas SpA;
•	specialized services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Agip Oil Co Ltd and AgipGas BV; services are invoiced on the basis of incurred costs; and exclusively with Karachaganak Petroleum Operating BV, services are provided by Eni’s oilfield services;
•	acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl;
•	sale of petrochemical products, supplying of crude oil refining activities and fuel additive purchases from Bronberger & Kessler Handelsgesellschaft U. Gilg & Schweiger GmbH Co Kg, Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA;
•	communication services, data transmission and concessions of optical fibers with Albacom SpA;
•	the construction of a pipeline between Turkey and the Russian Federation for Blue Stream Pipeline Co BV;
•	factoring activities with Serfactoring SpA;
•	transportation and distribution activities with Azienda Energia e Servizi SpA;
•	guarantees given in relation to the construction of an oil pipeline by Agip (Btc).

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

2002 Financing transactions

(million euro)	Dec. 31, 2002	2002

Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Blue Stream Pipeline Co BV		15	874		30
Transitgas AG	655				10
Trans Austria Gasleitung GmbH	448				15
EnBW - Eni Verwaltungsgesellschaft mbH	264
Serfactoring SpA	46				2
Superoctanos CA	2		40
Bayernoil Raffineriegesellschaft mbH	24
Other (*)	72	80	91	9	7
	1,511	95	1,005	9	64
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	326		95		18
Agip (Btc)	27
Other (*)	47	68	5	7	2
	400	68	100	7	20
	1,911	163	1,105	16	84

(*)	Each individual amount included herein does not exceed euro 50 million.

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The most significant transactions related to:

•	guarantees provided to banks and related fees to Turkey, the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Blue Stream Pipeline Co BV, Transitgas AG, Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd;
•	concessions of loans to EnBW - Eni Verwaltungsgesellschaft mbH for the acquisition of Gasversorgung Süddeutschland GmbH;
•	concessions and guarantees provided to banks in relation to lendings to Serfactoring SpA, Bayernoil Raffineriegesellschaft mbH, Superoctanos CA and Agip (Btc).

27 Summary of significant differences between Italian accounting principles and U.S. GAAP

Eni’s financial statements have been prepared in accordance with Italian GAAP, which differs in certain respects from U.S. GAAP. A description of the significant differences and their effects on net income and shareholders’ equity is set forth in the following notes. Those differences described below that are not included in the reconciliations of net income or shareholders’ equity (see Note 28), either had no effect, or their effect was not significant. See also Note 2, Summary of significant accounting and reporting policies for additional information on the accounting principles that Eni follows.

A) Consolidation policy
Eni’s consolidation policy is described under “Principles of consolidation” of the Notes to the Consolidated Financial Statements. In particular, under Italian GAAP, the consolidated financial statements include also companies in which Eni holds less than 50% of the voting rights, but over which it exercises control in shareholders’ meetings.

Under U.S. GAAP, investments of less than 50% are accounted for by applying the equity method. Saipem SpA (43.0%), and its subsidiaries which are controlled by Eni without holding the majority of voting rights, have been consolidated under the equity method for U.S. GAAP purposes.

In addition, U.S. GAAP also requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (“VIE”) to consolidate the entity. A VIE is an entity that meets any of the following criteria: (i) it has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties; (ii) the equity owners do not have the ability to make significant decisions about the entity’s activities through voting or similar rights; (iii) the equity owners do not have an obligation to absorb the entity’s expected losses, or (iv) the equity owners do not have the right to receive the entity’s expected residual returns. This difference in consolidation policies, as it was applied to entities created by Eni after January 31, 2003, did not result in any differences between U.S. GAAP and Italian GAAP.

B) Exploration & Production activities

Exploration
Under Italian GAAP, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP, costs relating to exploratory wells are initially capitalized as “incomplete wells and other” until it is determined if commercial quantities of reserves have been discovered (“successful efforts method”). That determination is made after completion of drilling the well, and the capitalized costs are either charged to expense or reclassified as part of Eni’s proved mineral interests. Costs of exploratory wells that have found commercially producible quantities of reserves that cannot be classified as proved remain capitalized if such wells have found sufficient quantities of reserves to justify their completion if the required capital expenditure is made, and the Company has either firm plans to drill additional wells necessary to determine the existence of proved reserves or is awaiting regulatory approvals. Otherwise, exploratory well costs are generally expensed upon the earlier of determining that proved reserves have been not found, or within one year of completing drilling. Capitalized well costs related to proved properties are amortized over proved developed reserves on the basis of units of production. Other exploration costs, including geological and geophysical, are expensed when incurred.

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Development
Development costs are those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing oil and gas. Costs to operate and maintain wells and field equipment are expensed as incurred.

Under Italian GAAP, costs of unsuccessful development wells are expensed immediately. Costs of successful development wells are capitalized and amortized on the basis of units of production.

Under U.S. GAAP, costs of productive wells and development dry holes, both tangible and intangible, are capitalized and amortized on the unit-of-production method.

C) Valuation of assets and subsequent revaluation
Both Italian and U.S. GAAP require that assets which are impaired be written down to their fair value. However, under Italian GAAP, in order to determine whether an impairment exists, the book value of an asset in question is compared to the sum of the discounted cash flows expected to be generated by such asset. If the sum of such discounted cash flows is less than the carrying value of the asset, an impairment exists.

Under U.S. GAAP, SFAS 144 requires the performance of the same analysis using undiscounted cash flows.

In addition, under Italian GAAP impairment charges are reversed when the situation giving rise to an impairment ceases to exist. Under U.S. GAAP reversals of impairment charges are not permitted.

D) Monetary revaluation of assets
Under Italian GAAP, certain assets have been revalued at various times in accordance with various Italian laws.

Under U.S. GAAP, such revaluations are not permitted.

E) Deferred tax assets and liabilities
Under Italian GAAP deferred taxes are recorded if recoverable with reasonable certainty. Taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned. Any timing difference between purchase price and the tax basis of an asset acquired does not result in the recording of an adjustment to the carrying value of such asset.

Under U.S. GAAP, deferred tax assets are recorded if their recovery is more likely than not. The potential taxes on equity reserves are considered deferred tax liabilities and are accrued accordingly. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. In addition, under U.S. GAAP, in situations where the purchase price of assets is not equal to the tax basis, deferred taxes must be provided for such differences and recorded as part of the acquisition.

The adjustments included in the reconciliations to U.S. GAAP take into account the realizability of deferred tax assets, based on the more likely than not criteria rather than the certainty of their recovery, deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.

F) Depreciation of fixed assets
Under Italian GAAP, until 1999, in accordance with Italian practice, depreciation of natural gas pipelines, natural gas distribution networks and related plant and machinery, was accounted for by applying rates on a straight-line basis established by Italian tax authorities on the basis of technical studies conducted for homogeneous industries.

Under U.S. GAAP, depreciation expense is recognized based on the estimated economic useful lives of the assets.

The publication of Legislative Decree No. 164 of May 23, 2000, which imposed the separation of transmission and distribution activities from other natural gas activities and set the criteria for the determination of transport and distribution tariffs by the Authority for Electricity and Gas led companies operating in this segment to re-evaluate the useful lives of the assets. The useful lives calculated by Eni (40 years for pipelines and 50 for distribution networks) were confirmed by an independent appraisal and by the documents issued by the Authority for Electricity and Gas. Therefore, from 2000 assets related to transmission and distribution activities are amortized, both under Italian GAAP and U.S. GAAP, based on these new useful lives.

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G) Intangible assets
Under Italian GAAP, goodwill is amortized on a straight-line basis in the utilization period, over a maximum period of twenty years. Other intangible assets are amortized systematically in relation to their residual useful life.

Under U.S. GAAP goodwill and intangible assets with an indefinite useful life are not amortized; these assets are subject to a yearly evaluation in order to define the relevant impairment if needed.

Identifiable intangible assets acquired as part of a business combination with finite usefull lives are amortized by the straight line method over their useful lives.

Under Italian GAAP, such intangible assets are not recorded separately from goodwill.

H) Capitalized interest expense
Under Italian GAAP, Eni capitalizes interest expense only if certain conditions are met in the self-construction of assets.

Under U.S. GAAP, interest is capitalized to the extent a company has fixed assets under construction during the reporting period and has outstanding interest bearing debt.

I) Derivatives
Under Italian GAAP, derivative contracts are evaluated differently if they are used as hedging or as speculative instruments. Eni values derivatives that are used for hedging purposes, but that are not designated against specific transactions, according to the nature of the hedged assets. In particular, interest differences on derivatives hedging interest rates and premiums and discounts on exchange rate risk hedging contracts are recorded in the income statement over the term of the contracts. The currency component of exchange rate risk hedging is recorded in the income statement in the year in which the hedge asset/liability is first recorded. Profits on derivative contracts on price risks are recorded in the income statement as offsetting the depreciation of the hedged asset. Losses are recorded when incurred. Derivative contracts used as speculative instruments are recorded at fair value and the related effects are recorded in the income statement.

Under U.S. GAAP, SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” establishes accounting and reporting for derivative instruments and hedging activities. In general SFAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Eni adopted SFAS 133 for U.S. reporting purposes on January 1, 2001. Eni uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currency (see Note 23). SFAS 133 requires that derivative instruments that hedge the variability of expected cash flow, the fair value of an underlying, or currency other than euro related to a specific risk are designated as a cash flow hedge, fair value hedge, or foreign currency hedge, respectively. Changes in the fair value of derivative instruments designated and effective as fair value hedges are recognized through earnings and changes in the fair value of cash flow hedges are recognized through equity as a component of other comprehensive income.

For U.S. GAAP purposes, upon adoption of SFAS 133, the current U.S. GAAP hedging relationships for Eni’s existing derivative instruments were de-designated; movements in the fair value of derivative instruments have been recorded as adjustments to U.S. GAAP net income as reflected in Note 28.

J) Stock compensation
Under Italian GAAP, stock grant and option plans issued and offered to employees for no consideration beginning in 2003 by using treasury shares have been recorded as compensation expense on the basis of the fair value and are recognized under pro rata temporis method during their vesting period.

The accounting method adopted under Italian GAAP is consistent with the requirements of SFAS 123 with the exception that under U.S. GAAP the costs related to stock grants are recorded as contra accounts within the equity accounts and the treasury shares remain recorded at cost.

Both under U.S. GAAP and Italian GAAP, the new criterion is applied in perspective in compliace with Statement of Financial Accounting No. 148 “Accounting for Stock Based Compensation - Transition and disclosure” (SFAS 148).

Prior to January 1, 2003, under Italian GAAP, stock grant and option plans offered to employees for no consideration were recorded when the shares were issued or sold. In particular, stock grants made for no cash consideration were recorded at nominal value as a debit against the specific equity reserve; shares issued after exercise of options were recorded: (i) as capital increase for the nominal value and as an increase in the special reserve for the difference between amounts paid

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for exercising the options and the nominal value of issued shares, if the plan requires a capital increase; (ii) as a decrease in treasury shares charging to income statement the difference between the strike price and book value of sold shares, if the plan requires the utilization of treasury shares.

Prior to January 1, 2003, under U.S. GAAP, stock grant and option plans offered to employees were recorded as compensation expense for the excess of the market value over the exercise price of the stock on the measurement date. Such compensation expense was recorded over the period of benefit.

Costs related to stock grant and option plans offered to employees for no consideration until December 31, 2002 have been included in the adjustment of net income under U.S. GAAP (see Note 28).

Eni does not give stock compensation in exchange of goods and services from non-employees.

K) Stock issuance costs
Under Italian GAAP, direct costs for issuances of equity are capitalized by Eni in the account “Intangible assets - organizational and financing costs” and amortized over their economic useful lives, not to exceed 5 years.

Under U.S. GAAP, costs associated with obtaining new capital by issuing common or preferred stock are considered as a reduction of the related proceeds and recorded as a net amount in equity.

L) Marketable securities
Under Italian GAAP, marketable securities are carried at the lower of purchase cost or market value.

Under U.S. GAAP, the accounting for investments in marketable securities uses a fair market value methodology. Eni’s marketable securities would be classified as available-for-sale with changes in market value recorded as comprehensive income which is a component of shareholders’ equity.

M) Costs related to site restoration and abandonment
Under Italian GAAP, costs related to site restoration and abandonment are evaluated annually on the basis of costs expected to be incurred for laws and regulations and contractual obligations.

Under Italian GAAP, Eni accrues its abandonment and restoration costs, estimated on an undiscounted basis, rateably over the productive lives of its assets using the units-of-production method.

Under U.S. GAAP, SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligations (ARO) in the period when it is incurred (typically at the time the asset is installed at the productions location). When the liability is initially recorded, the capitalized costs of the related fixed assets will be increased by an equal corresponding amount. Over time, the liabilities are increased for the change in their present value each period, and the initial capitalized costs are depreciated over the useful lives of the related assets.

The recognized asset retirement obligations liability amounts are based upon future retirement cost estimates and incorporate many assumptions such as expected recoverable quantities of crude oil and natural gas, time to abandonment, future inflation rates and the risk-free rate of interest adjusted for the Company’s credit costs.

No significant legal obligations to retire refining, transportation, marketing (downstream) and chemical long-lived assets were generally recognized, as indeterminate settlement dates for the asset retirements prevented estimation of the fair value of the associated asset retirement obligations. The company performs periodic reviews of its downstream and chemical long-lived assets for any changes in facts and circumstances that might require recognition of a retirement obligation, either under U.S. GAAP or Italian GAAP.

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N) Treasury shares
Under Italian GAAP, treasury shares, acquired as long-term investments, are recorded at cost adjusted for impairment. When the reasons for the impairment cease to exist, treasury shares are revalued. From 2003 treasury shares purchased in relation to group incentive plans are carried at the lower of purchase cost or fair value for stock grants and at the lower of purchase cost or strike price for stock options. Treasury shares purchased in relation to incentive plans to be issued are carried at the lower of purchase cost or market value.

Under U.S. GAAP, all treasury shares are recorded at cost. Such difference did not generate differences between U.S. GAAP and Italian GAAP in 2002 and 2004 and did not generate significant differences between U.S. GAAP and Italian GAAP in 2003.

O) Extraordinary income and expense
All items recorded by Eni as extraordinary under Italian GAAP in the periods presented herein would not qualify as extraordinary under U.S. GAAP. Such items have been reclassified to the appropriate income statement captions as determined by U.S. GAAP, certain of which have been included in the determination of operating income by segment. In addition, under U.S. GAAP, extraordinary items are presented net of tax.

P) Sales of government bonds
Eni accounted for government bonds transferred primarily to employees at par value, with the repurchasing commitment at the same value, as sales of bonds, and recognized the related gains in current income. For U.S. GAAP purposes, the terms of these transactions would result in their treatment as financing transactions and consequently in a cash flow statement prepared under U.S. GAAP, these cash flows would be included in financing activities. Under this method, the bonds would remain as assets and the proceeds from the “sales” would be treated as financing obligations. Gains and losses from such sales are not significant.

Q) Reclassification of inventory
Compulsory stock relates primarily to the Italian operations. Under Italian law Eni is required to retain certain strategic quantities of natural gas and petroleum products (“compulsory stock”) in its storage facilities at all times. Eni values natural gas and petroleum products held as compulsory stock as inventories that are subject to lower of cost or market valuations annually.

Under U.S. GAAP, current assets, such as inventories, are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business, which for Eni is twelve months. As Eni’s compulsory stock is not expected to be sold or consumed within the next twelve months, compulsory stock amounts are recorded, for U.S. GAAP purposes, in non-current assets under the caption Non-current Inventories (Compulsory Stock).

R) Comprehensive Income
Under Italian GAAP disclosure of Comprehensive Income and its component is not required.

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transaction with shareholders. The required information pursuant to SFAS 130 is presented in the reconciliation that follows. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

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S) Earnings per share
Under Italian GAAP prior year earnings per share is recalculated each year to include in the weighted-average number of shares the number of shares issued through stock grants made in 2004, related to stock grant plans approved by Eni as of December 31, 2002.

Under U.S. GAAP prior year earnings per share is not adjusted for the exercise of stock grants in 2004.

This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

Beginning in 2003 stock grant and option plans approved by Eni have been recorded with equivalent criteria both under Italian GAAP and U.S. GAAP. For this reason there are no differences in the calculation of earnings per share between U.S. GAAP and Italian GAAP.

T) Guarantees
Under Italian GAAP guarantees are recorded in other memorandum accounts; when it is probable or certain that a guarantee will produce a liability, its estimated amount is accrued in a specific reserve as a component of equity.

U.S. GAAP requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability is to be recorded at the inception of a guarantee and would be measured at fair value.

This difference did not generate a significant difference between U.S. GAAP and Italian GAAP.

U) Liabilities for redundancies
Under Italian GAAP, expected liabilities for redundancy incentives are accrued in “Reserves for contingencies - Other”, when a workforce reduction program is defined, the legislation is issued or, if necessary, agreements of negotiated contracts with trade unions are made and the liability can be reasonably estimated. Costs relating to closures of facilities are recorded when the liability is probable and it can be reasonably estimated.

Under U.S. GAAP, expected liabilities for involuntary redundancy incentives are expensed when the liability has been incurred and when it can be measured at fair value. The adjustment to U.S. GAAP represents redundancy costs recognized under Italian GAAP, which did not meet the U.S. GAAP criteria for accruing a liability.

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28 Reconciliations between net income and shareholders’ equity determined under Italian GAAP to U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2002, 2003 and 2004 and to shareholders’ equity as of December 31, 2003 and 2004 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements.

Reconciliation of net income

(million euro)	2002	2003	2004

Net income according to the financial statements prepared under Italian GAAP	4,593	5,585	7,274
Items increasing (decreasing) reported net income:
A. effect of the differences related to companies consolidated under Italian GAAP but carried at equity method under U.S. GAAP (a)	56	44	33
A. effect of the differences related to companies carried on the equity method	106	107	134
B. successful-efforts accounting	222	23	(79)
C. asset impairments and revaluations	71	74	(5)
D. effect of the elimination of monetary revaluations	37	(30)	4
E. deferred income taxes	(16)	286	(928)
F. use of different depreciation rates	(67)	(179)	(116)
G. adjustment for the amortization of goodwill	29	94	80
G. differences in fair value assigned to assets acquired in the purchase of a business		(6)	(5)
H. capitalized interest expense	(33)	1	6
I. derivative contracts	54	(51)	(106)
J. stock grants and options awarded to employees	(9)	(15)	(18)
K. effect of the elimination of stock issuance costs	6	8	7
M. differences in the accrual for site restoration and abandonment liabilities		(53)	109
U. differences in reserves for contingencies	60	56	12
Other adjustments			52
Adjustments of gains on the sale of an interest in a consolidated subsidiary			(215)
Effect of U.S. GAAP adjustments on minority interest (b)	183	154	162
Net adjustment	699	513	(873)
Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principles	5,292	6,098	6,401
Effect of the initial application of SFAS 143 (c)		198
Net income in accordance with U.S. GAAP	5,292	6,296	6,401
Net income per share before cumulative effect of change in accounting principles (d)		1.61
Net income per share resulting from the cumulative effect of the initial application of SFAS 143(d)		0.05
Net income per share including the cumulative effect of the initial application of SFAS 143 (d)	1.38	1.67	1.70
Net income per ADS (based on five shares per ADS) (d)	6.92	8.33	8.49

(a)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries for the years 2004 and 2003 and to Italgas SpA and Saipem SpA and their subsidiaries for the year 2002.
(b)	Adjustment to account for minority interest portion of differences B through U, which include 100% of the differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.
(c)	Total effect for the years before January 1, 2003 net of income taxes for euro 207 million.
(d)	Amounts in euro.

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Discontinued operations

(million euro)	2002	2003	2004

Analysis of net income between:
- continuing operations	5,300	6,226	6,217
- discontinuing operations	(8)	70	184
Net income (U.S. GAAP)	5,292	6,296	6,401

Within the rationalization strategy of its mineral asset portfolio, aimed at increasing its value by focusing on strategic areas with good growth potential and leaving marginal areas, in 2004 Eni sold the following assets which have been classified as discontinued operations: (i) Eni’s interests in Blocks T (Eni operator with an 88.74% interest) and B (Eni operator with an average 70.2% interest) located in the British section of the North Sea off the Scottish coast; (ii) its interest in the Markham and JC3 natural gas fields in the southern section of the North Sea; (iii) proved and unproved property in Gabon: an 80% interest in the offshore producing Limande field and three offshore exploration permits; (iv) other minor assets.

Within its strategy of concentrating in downstream oil in Europe, in August 2004 Eni sold to the Brazilian company, Petrobras, its 100% interest in Agip do Brasil SA, engaged in the distribution of refined products.

Within its strategy of reducing capital employed in Petrochemicals, Eni concluded in January 2004 the sale of its plant for the production of elastomers in Baytown (Texas).

In October 2004, Eni sold a waste disposal unit in Ravenna.

Earnings or losses of these businesses, as well as any impairment determined as a result of the expected sales proceeds, are reported as discontinued operations for all years presented in Eni’s reconciliation of net income determined under Italian GAAP to U.S. GAAP.

Reconciliation of shareholders’ equity

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Shareholders’ equity according to the financial statements prepared under Italian GAAP	26,696	30,338
Items increasing (decreasing) reported shareholders’ equity: (a)
A. effect of the differences between Italian GAAP and U.S. GAAP related to companies carried at equity method under U.S. GAAP (b)	52	85
A. effect of the differences related to companies carried at equity method	213	347
B. successful-efforts accounting	2,253	2,072
C. asset impairments and revaluations	35	33
D. elimination of monetary revaluations	(80)	(75)
E. deferred income taxes	(3,207)	(4,212)
F. use of different depreciation rates	2,551	2,435
G. goodwill	121	296
G. assets associated with the acquisition of a company (portfolio of clients)	(6)	(11)
H. capitalized interest expense	667	671
I. derivative contracts	61	(42)
K. stock issuance costs	(17)	(10)
L. fair value of marketable securities	17	22
M. site restoration and abandonment liabilities (SFAS 143)	441	533
U. reserves for contingencies	116	128
Other adjustments		57
Effect of U.S. GAAP adjustments on minority interest (c)	(965)	(1,018)
Net adjustment	2,252	1,311
Shareholders’ equity in accordance with U.S. GAAP	28,948	31,649

(a)	Items increasing (decreasing) reported shareholders’ equity of foreign companies are translated into euro at exchange rate prevailing at the end of each period.
(b)	Adjustment includes the aggregate effect of all differences between Italian GAAP and U.S. GAAP related to companies fully consolidated under Italian GAAP but accounted for under the equity method under U.S. GAAP; specifically this refers to Saipem SpA and its subsidiaries.
(c)	Adjustment to account for minority interest portion of differences B through U, which include 100% of the differences between Italian GAAP and U.S. GAAP on less than wholly-owned subsidiaries.

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Shareholders’ equity under U.S. GAAP includes other comprehensive income, with a negative balance of euro 2,748 million and euro 3,531 million as of December 31, 2003 and 2004, respectively. Such other comprehensive income primarily relates to exchange rate differences resulting from the translation of financial statements of foreign companies; amounts described are gross of deferred income taxes. The decrease of the other comprehensive income of euro 783 million regards essentially exchange rate differences due to the translation of financial statements prepared in currencies other than the euro (euro 783 million; of which euro 550 million related to companies whose functional currency is the US dollar).

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

ASSETS
Current assets
Cash	1,224	988
Marketable securities	1,462	1,475
Accounts receivable trade, financing and other	14,193	13,904
Inventories	2,266	2,273
Accrued interest and other	601	494
Total current assets	19,746	19,134
Non-current assets
Fixed assets, net	38,468	39,652
Non-current inventories (compulsory stock)	721	662
Receivables	1,602	2,151
Investments	4,010	4,331
Intangible assets	5,547	5,125
Other	1,901	1,299
Total non-current assets	52,249	53,220
TOTAL ASSETS	71,995	72,354
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	7,470	4,474
Current portion of long-term debt	672	935
Trade accounts payable	5,146	5,385
Advances	798	726
Taxes payable	2,661	2,423
Accrued expenses and other	3,971	3,875
Total current liabilities	20,718	17,818
Non-current liabilities
Long-term debt	8,002	7,288
Reserve for employee termination indemnities	524	556
Reserves for contingencies	5,444	5,698
Deferred and other non-current income tax liabilities	5,943	6,579
Accrued expenses and other	594	461
Total non-current liabilities	20,507	20,582
TOTAL LIABILITIES	41,225	38,400
Minority interests	1,822	2,305
Shareholders’ equity
Capital stock 4,004,424,476 fully paid shares nominal value 1 euro each (4,002,922,176 fully paid shares at December 31, 2003)	4,003	4,004
Reserves	21,813	24,473
Treasury shares	(3,164)	(3,229)
Net income for the year	6,296	6,401
Total shareholders’ equity	28,948	31,649
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	71,995	72,354

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The fixed assets, if determined under U.S. GAAP would have been as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Fixed asset, gross:
- Exploration & Production	38,851	39,584
- Gas & Power	18,974	20,106
- Refining & Marketing	8,479	8,568
- Petrochemicals	3,780	3,793
- Oilfield Services Construction and Engineering	108	110
- Other activities	1,567	1,511
- Corporate and financial companies	146	191
	71,905	73,863
Less accumulated depreciation, amortization and writedowns:
- Exploration & Production	17,678	18,155
- Gas & Power	6,605	6,896
- Refining & Marketing	5,270	5,214
- Petrochemicals	2,522	2,564
- Oilfield Services Construction and Engineering	64	69
- Other activities	1,242	1,229
- Corporate and financial companies	56	84
	33,437	34,211
Fixed assets, net:
- Exploration & Production	21,173	21,429
- Gas & Power	12,369	13,210
- Refining & Marketing	3,209	3,354
- Petrochemicals	1,258	1,229
- Oilfield Services Construction and Engineering	44	41
- Other activities	325	282
- Corporate and financial companies	90	107
	38,468	39,652

With regard to the statements of income, operating income (loss) by industry segment and income before income taxes, as determined under U.S. GAAP, would have been as follows:

(million euro)	2002	2003	2004

Operating income (loss) by industry segment
Exploration & Production	5,494	5,661	7,946
Gas & Power	2,666	3,537	3,371
Refining & Marketing	303	617	811
Petrochemicals	(141)	(97)	281
Oilfield Services Construction and Engineering	(14)	2	(52)
Other activities	(237)	(204)	(364)
Corporate and financial companies	(210)	(301)	(254)
	7,861	9,215	11,739
Income before income taxes and the initial application of SFAS 143	8,350	9,274	12,324
Effect of the initial application of SFAS 143		405
Net income before income taxes	8,350	9,679	12,324

Operating income (loss) by segment relating to the 2002 was reclassified on the basis of the new division of activities. In particular, “Other activities” included the information of Syndial SpA and its subsidiaries, previously included in the “Petrochemicals” segment. The information relating to the new segment “Corporate and financial companies” was

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re-classified from “Other activities”. In addition, following the merger of EniData SpA into Eni SpA, operating income related to data processing of the year 2002 and 2003 were reclassified from “Other activities” to the segment “Corporate and financial companies”.

29 Additional financial statement disclosures required by U.S. GAAP and the SEC

Charges related to asset retirement obligations

Changes in asset retirement obligations during the year were:

(million euro)	2003	2004

Asset retirement obligations as of January 1	1,923	1,950
New obligations incurred during the year	52	193
Accretion of discount	102	80
Revisions of previous estimates	32	40
Spending on existing obligations	(21)	(32)
Property dispositions	(20)	(234)
Foreign currency translation	(155)	(36)
Other adjustments	37	(2)
Asset retirement obligations as of December 31	1,950	1,959

Stock compensation
With the aim of improving motivation and loyalty of its managers, Eni approved plans for the grant of Eni shares and stock options to Eni managers. Until December 31, 2002, Eni adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" (“SFAS 123”) and a description of Eni’s stock grant and stock option plans are included below. The relevant costs are recorded in income for U.S. GAAP purposes (Note No. 27). Costs of plans for 2003 have been determined according to Italian GAAP with criteria similar to those of SFAS 123.

Stock grants
With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating them towards the creation of shareholder value and increasing at the same time their contribution to the management of the Company, starting in 2000 Eni created stock grant plans offering shares for no consideration to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code2 who have achieved corporate and individual objectives. Shares vest within 45 days after the end of the third year from the date of the offer or, if earlier, within 45 days after: (i) the agreed termination of employment; (ii) loss of control by Eni of the company of which the assignee is employee; (iii) sale to a company not controlled by Eni of the company of which the assignee is employee; (iv) death of the assignee. Stock rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase capital stock up to a maximum of euro 3.5 million (or about 0.0875% of current capital stock) by issuing 3.5 million shares, nominal value euro 1 per share for no consideration before July 31, 2001 by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares, respectively, to be offered for no consideration to those managers that achieved preset individual and corporate targets in 1999 and 2000.

(2)	Does not include listed subsidiaries, which have their own stock grant plans.

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In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.037% of current capital stock) before December 31, 2002 by issuing up to 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code”. On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset individual and corporate targets in 2001.

Eni’s Shareholders’ Meeting of May 30, 2003 authorized the Board of Directors to make available of a maximum of 6.5 million treasury shares (corresponding to about 0.162% of Eni’s share capital) to assign for no consideration in the 2003-2005 three year period to managers of the Group who have achieved preset corporate targets and conferred to the Board of Directors the power to prepare the annual assignment plans. On June 19, 2003 the Board of Directors approved the Stock Grant Plan for 2003 that entails the assignment for no consideration of up to 1.5 million treasury shares (corresponding to about 0.037% of Eni’s share capital) to those managers of the Group who have achieved in 2002 the individual preset targets.

On July 6, 2004 the Board of Directors approved the Stock Grant Plan for 2004 that entails the assignment for no consideration of up to 1.4 million treasury shares (corresponding to about 0.035% of Eni’s share capital) to those managers of the Group who have achieved in 2003 the individual preset targets.

Eni granted 5,353,100 shares of stock (equal to 0.108% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares (fair value of euro 10.38); (ii) in 2001 a total of 1,851,750 shares (fair value of euro 13.71); (iii) in 2002 a total of 1,037,200 shares (fair value of euro 15.96); (iv) in 2003 a total of 1,206,000 shares (fair value 11.20); (v) in 2004 a total of 1,035,600 (fair value 14.57).

Stock Option Plans

2000-2001
The 2000-2001 Stock Option Plan provided for the exercise of options for the underwriting of Eni shares to be issued by means of the capital stock increase approved by Eni’s Shareholders’ Meeting of August 2, 2000, provided that the arithmetic average of Eni share price recorded in July 2002 is equal to or higher than euro 16.8. In light of Eni’s share price trend in July 2002, options offered for the subscription of 14,369,500 Eni shares to 180 Eni Group managers at the price of euro 12.992 (the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the Board’s resolution to increase capital of September 26, 2000) are no longer exercisable and consequently were cancelled.

2002
Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors the power to increase the capital stock up to a maximum of 15 million shares (or about 0.375% of current capital stock) for Eni’s 2002-2004 Stock Option Plan to be sold at an exercise price corresponding to the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of their granting to those managers of Eni SpA and its subsidiaries, as defined in art. 2359 of the Civil Code, who are in the positions that most contribute to the Group’s performance and are of strategic interest to the Group (314 persons).

On July 2, 2002 the Board of Directors approved the Stock Option Plan for 2002 which provides for the grant of options for the purchase of a maximum of 5 million of Eni shares. Grantees are provided the option to purchase Eni shares at the above mentioned exercise price after three years from the date of the option grant. In case of agreed termination of employment or retirement or death, the grantee maintains the right to exercise vested options within six months from termination of employment, whereas residual unvested options expire. The sole exception is Eni SpA’s Managing Director who maintains the right to exercise options assigned to him until July 31, 2010. In case of termination decided by the assignee or by the company within three years from grant, all options expire. Option rights not exercised before July 31, 2010 expire.

At December 31, 2002, a total of 3,518,500 options were granted for the purchase of 3,518,500 shares at the price of euro 15.216 per share.

2003
On June 19, 2003, exercising the power conferred upon it by the Shareholders’ Meeting of May 30, 2002, the Board of Directors approved: (i) the Stock Option Plan for 2003 which provides for the granting of a maximum of 6 million options for the purchase of treasury share (corresponding to 0.1499% of Eni’s share capital) in a 1 to 1 ratio; (ii) the criteria for the

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selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the grantees on the basis of such criteria, before December 31, 2003. Options provide to grantees the right to purchase Eni shares after three years from the date of grant at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the option grant and the average prices of treasury share in portfolio the day before the option grant. In the case of: (i) the agreed termination of employment; (ii) the loss of control on the part of Eni of the company where the grantee is employed; (iii) the sale of the company or business unit where the grantee is employed to a company not controlled by Eni; (iv) the death of grantee, the grantee, or his successors, maintain the right to exercise vested options within six months from the event.

2004
On July 6, 2004 exercising the power conferred upon it by the Shareholders’ Meeting of May 30, 2002, the Board of Directors approved: (i) the Stock Option Plan for 2004 which provides for the granting of a maximum of 5 million options for the purchase of treasury shares (corresponding to 0.125% of Eni’s share capital) in a 1 to 1 ratio at a price corresponding to the higher of the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the option grant and the average cost of the treasury shares held by Eni as of the day prior to the assignment; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the grantees on the basis of such criteria, before December 31, 2004. Grantees are provided the option to purchase Eni shares at the above mentioned exercise price after three years from the date of grant until July 29, 2012 (for the Managing Director options expire on July 31, 2004).

The weighted-average remaining contractual life of options outstanding at December 31, 2002 and 2003 is 5.6 and 6.6 years, respectively. All stock options granted are considered fixed.

The following is a summary of stock option activity for the years 2002, 2003 and 2004:

2002	2003	2004

(euro)	Number of shares	Weighted average exercise price (a)	Number of shares	Weighted average exercise price (a)	Number of shares	Weighted average exercise price (a)

Options as of January 1	12,032,000	12.992	3,518,500	15.216	8,162,000	14.367
New options granted	3,518,500	15.216	4,703,000	13.743	3,993,500	16.576
Options exercised in the period					(354,000)	14.511
Options cancelled in the period	(12,032,000)	12.992	(59,500)	15.216	(12,500)	14.450
Options outstanding as of December 31	3,518,500	15.216	8,162,000	14.367	11,789,000	15.111
of which exercisable at December 31	42,000	15.216	73,000	14.802	-	-

(a)	Below quoted market price.

The fair value of stock options granted during the years ended December 31, 2002, 2003 and 2004 of euro 5.39, 1.50 and 2.01 respectively, were calculated applying the Black-Scholes method and using the following assumptions:

2002	2003	2004

Risk-free interest rate	(%)	3.5	3.16	3.21
Expected life	(year)	8	8	8
Expected volatility	(%)	43	22	19
Expected dividends	(%)	4.5	5.35	4.5

The following is a summary of the effect of stock compensation, as required under SFAS 123:

(million euro except per share data)	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2004

Net income as reported	5,292	6,296	6,401
Pro-forma fair value expense, net of APB 25 expense of euro 0, 0 and (9) million in 2002, 2003 and 2004, respectively	(3)	(6)	3
Pro-forma net income	5,289	6,290	6,404
Pro-forma earnings per share	1.38	1.66	1.70

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Comprehensive income
U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”). Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

(million euro)	2002	2003	2004

Net income in accordance with U.S. GAAP	5,292	6,296	6,401
Other comprehensive income (loss) for the period gross of income taxes
Fair value of marketable securities	19	(2)	5
Exchange differences from translation of financial statements denominated in currency other than euro	(2,001)	(2,136)	(846)
Exchange differences from translation in the period and other changes	(124)	213	13
	(2,106)	(1,925)	(828)
Net comprehensive income for the period according to U.S. GAAP	3,186	4,371	5,573

Income taxes
The following information is presented according to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.

Domestic and foreign components of pre-tax income are as follows:

(million euro)	2002	2003	2004

Domestic	4,592	5,307	5,468
Foreign	3,758	4,372	6,856
	8,350	9,679	12,324

The provisions for income taxes are as follows:

(million euro)	2002	2003	2004

Current	3,461	4,009	4,470
Deferred	(602)	(914)	1,112
	2,859	3,095	5,582

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The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 33% rate (Ires - national corporate income tax) to pre-tax income and 4.25% (Irap - regional income tax) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

(million euro)	2002	2003	2004

Income before income tax in accordance with U.S. GAAP		8,350	9,679	12,324
Italian statutory tax rate (state and local)	(%)	41.4	39.5	38.3
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate		3,453	3,820	4,714
Effect of items increasing (decreasing) the Italian statutory tax rate:
- taxation of foreign operations at rates different from Italian statutory tax rate		194	318	835
- taxes on distributable reserves		(75)	121	446
- effects of tax credits		(420)	(128)	(8)
- permanent differences		64	(75)	(143)
- devaluation/revaluation of deferred tax assets		(1)	(13)	(218)
- net tax effects due to the revaluation of assets (Financial Law 2004)			(417)
- net tax effects due to the applications of Law 448/2001			(497)
- other		(356)	(34)	(44)
		(594)	(725)	868
Income taxes in accordance with U.S. GAAP		2,859	3,095	5,582

Net deferred tax liabilities
Net deferred tax liabilities under U.S. GAAP, represented by net deferred taxes recorded under “Reserve for taxes” (euro 6,367 million), less deferred tax assets recorded under “Other assets” (euro 1,159 million) amounted to euro 5,208 million at December 31, 2004 (euro 3,997 million as of December 31, 2003).

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The tax effects of significant temporary differences causing the tax liabilities are as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Deferred tax liabilities:
- accelerated depreciation	4,021	4,672
- distributable reserves subject to taxes in case of distribution	2,437	2,970
- excess cost paid for the acquisition of consolidated investments	1,245	1,033
- successful-efforts accounting	451	467
- capitalization of interest expense	250	246
- reserves for uncollectible receivables	150	137
- release of excess contingency reserves	89	83
- gains taxable in the future	62	46
- other	292	378
	8,997	10,032
Deferred tax assets:
- accruals for doubtful accounts and contingencies	(1,858)	(2,045)
- revaluation of assets in accordance with Law 342/2000	(1,474)	(1,361)
- tax loss carryforwards	(1,350)	(1,072)
- investment revaluation in accordance with Law 292/1993 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(818)	(818)
- revaluation of fixed assets under Law 448/2001	(628)	(639)
- losses on investments and subsidiaries in excess of currently allowable tax deductions	(644)	(472)
- future deductible amortization	(272)	(432)
- writeoffs of assets deductible in the future	(326)	(225)
- other	(773)	(599)
	(8,143)	(7,663)
Less:
- valuation allowance	3,143	2,839
	(5,000)	(4,824)
Net deferred tax liabilities	3,997	5,208

The valuation allowance relates to deferred tax assets of euro 2,839 million (euro 3,143 million at December 31, 2003) of consolidated companies whose expected future fiscal profits are not considered sufficient for the utilization of these assets.

Tax loss carryforwards
The difference in gross tax loss carryforwards between Italian GAAP and U.S. GAAP relates to the companies which are consolidated under Italian GAAP, but excluded from consolidation according to U.S. GAAP.

Acquisition of Italgas SpA
Eni’s acquisition of an additional interest in Italgas during 2003 was a significant element in Eni’s strategy of expanding in the gas segment. Such strategy is based on management’s expectation for the natural gas segment in Italy and Europe. In addition, is correlated with the Italian regulation following Legislative Decree No. 164/2000 (see “Concentrations and certain significant estimates - Gas & Power”). Eni’s strategy in the natural gas segment expects: (i) an increasing focalization on production, supply and commercialisation activities with a progressive reduction in the regulated activities; (ii) the valorization of Italian sales by the optimization of the portfolio of clients relating to the maximum dimensional level of the Legislative Decree No. 164/2000; (iii) the development in the European markets with an interesting prospective for the possibility of increase and profit (Iberian Peninsula, Turkey and Germany) by taking advantage of the integrated knowledge owned by Eni in the natural gas activities.

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In January 2003, Eni completed the acquisition of an additional 56.04% of Italgas SpA (Italgas) for cash consideration of euro 2,569 million. At December 31, 2002, Eni owned 43.96% of Italgas, which was consolidated on a line-by-line basis under Italian GAAP, while it was accounted for under the equity method under U.S. GAAP. Italgas was fully consolidated for U.S. GAAP purposes in 2003 as a result of Eni’s acquisition of the additional interest.

Under U.S. GAAP the acquisition of Italgas has been accounted for in accordance with SFAS 141. The cost of the acquisition was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Fair values were determined based on third party appraisals and management’s estimates.

U.S. GAAP goodwill in the amount of euro 941 million resulted from the purchase price allocation. The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the Italgas SpA acquisition:

(million euro)
Cash paid for shares purchased	2,569
Allocation of purchase price for assets acquired
Fixed assets	2,163
Goodwill	941
Investments	293
Portfolio of clients	112
Deferred tax	(562)
Other assets and liabilities	(378)
Total allocation of purchase price	2,569

Investments
At December 31, 2003 and 2004, investments of euro 4,010 million and euro 4,331 million, respectively, include shares of Saipem SpA, which is publicly listed on the Italian Stock Exchange.

The following information includes its fair value:

Eni’s number of shares	Equity ratio (%)	Share price (euro)	Market value (million euro)

December 31, 2003
Saipem SpA	189,423,307	43.00	6.459	1,223
December 31, 2004
Saipem SpA	189,423,307	42.95	8.864	1,679

In 2003 and 2004, Saipem SpA is included in the consolidation under Italian GAAP, while, under U.S. GAAP, it is valued under the equity method.

Information about Saipem SpA and its subsidiaries, representing a 100% share of the companies, is as follows:

(million euro)	Dec. 31, 2003	Dec. 31, 2004

Total assets	5,098	5,266
Total liabilities	3,584	3,572

(million euro)	2002	2003	2004

Net sales from operations	6,385	4,217	4,306
Operating income	835	358	368
Net income	587	254	271

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Concentrations and certain significant estimates
The following information is presented according to Statement of Position 94-6 “Disclosures of Certain Significant Risks and Uncertainties”.

Nature of operations
Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

Exploration & Production: through Exploration & Production Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya and Tunisia), West Africa (Angola, Congo and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela), the former Soviet Union countries (mainly Kazakhstan), the United States (mainly in the Gulf of Mexico) and Asia (mainly Iran, Indonesia and Pakistan). In 2004 approximately 70% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.

Eni owns a storage system made up by a number of depleted fields used for the modulation of supply in accordance with seasonal swings in demand (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with Law Decree No. 164 of May 23, 2000 that introduced laws for the liberalization of the Italian natural gas market.

Gas & Power: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through its Gas & Power Division, which was constituted by the incorporation of Snam SpA into Eni SpA in 2002, and through certain subsidiaries. Approximately 85% of total purchases are purchased from foreign sources (primarily Algeria, Russia, The Netherlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 3,700 kilometers international pipelines of which Eni owns the transmission rights. The remaining purchases in Italy are obtained principally from domestic gas produced by Eni’s Exploration & Production segment. Through an approximately 30,000-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and the thermoelectric segment. Snam Rete Gas (Eni 50.06%), that was constituted in accordance with Law Decree No. 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, a company listed on the Italian stock exchange, engages in natural gas transportation activities also for other operators of the segment. Following the demerger of Italgas, which attributed to Eni the interests owned by Italgas in Italian companies selling natural gas (among which a 100% interest in Italgas Più, merged into Eni) and in foreign companies selling natural gas (among which a 40% interest in Tigaz), Eni now manages directly about 5 million customers of the residential and commercial segment, optimizing its commercial structure. Eni is engaged in local distribution outside Italy, in Argentina through Distribuidora de Gas Guyana, in Hungary through Tigaz and Tigaz 2 and in Slovenia through Adriaplin Doo.

Legislative Decree No. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

•	total free market after 2003;
•	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network in order to sell it. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of own consumption and, in case of sales, also net of losses;
•	tariffs for transport, dispatching, storage, use of LNG terminals and local network distribution are set by Authority for Electricity and Gas;
•	third parties are to access the transmission system on a regulated basis.

Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged managing Eni’s electricity business at the power plants located in the Ferrera Erbognone, Ravenna, Livorno, Taranto, Mantova and Brindisi industrial sites with installed capacity of 3.3 gigawatts and a production sold of 13.85 terawatthours. The demand for gas and fuel oils of EniPower’s stations is met by Eni supplies.

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Refining & Marketing: Eni, through its Refining & Marketing Division, which was constituted by the incorporation of AgipPetroli SpA in Eni SpA in 2002 and certain subsidiaries, engages in petroleum refining and marketing activities primarily in Italy and Europe. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 50% of crude oil sold is purchased from Eni’s Exploration & Production segment, the rest is purchased from producing countries pursuant to purchase contracts (28%) and in international spot markets (20%), while the remainder is obtained. Over 50% of the purchased crude oil is refined. Over 30% of oil refined derives from the production of Eni’s Exploration & Production segment.

Petrochemicals: through Polimeri Europa SpA and subsidiaries (Eni 100%), Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations being primarily in Western Europe. Approximately 22% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing segment.

Oilfield Services construction and Engineering: through Saipem SpA (Eni 43%), a company listed on the Italian stock exchange, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2004 approximately 8% of the order backlog of Eni’s Oilfield Services, Construction and Engineering segment related to orders from Eni Group companies.

Certain significant estimates
The preparation of the financial statements in conformity with Italian GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements
In November 2004, the Financial Accounting Standards Board issued the statement No. 151, “Inventory Costs - An Amendment of ARB No. 43, Chapter 4” (SFAS 151), and in December 2004 the statement No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29” (SFAS 153).

SFAS 151 amends the guidance in ARB No. 43 and clarifies that items such as idle facility expense, excessive spoilage, double freight, handling costs and other similar costs must be recognized as current period charges regardless of whether they meet the criterion of “so abnormal”. In addition, with the effort of the FASB to improve the comparability with the international accounting standards (IFRS), SFAS 151 provides that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities, also considering the losses of production capacity following the closure of plants for planned maintenances. The application of SFAS 151 is provided beginning from 2006.

Eni presently is analyzing the statement and, at the moment, believes that the application will not have a significant effect on Eni’s consolidated financial position or operating results.

SFAS 153 amends APB Opinion 29, that provides that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged, with the exception that nonmonetary exchanges of similar productive assets should be measured on a carryover basis. With the effort of the FASB to improve the comparability with the international accounting standards (IFRS), SFAS 153 eliminates the exception for exchanges of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has a commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The first application of SFAS 153 is provided beginning from July 1, 2005. Eni presently is analyzing the statement and, at the moment cannot predict whether or not the application will have a material impact on Eni’s financial position or operating results.

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Supplemental oil and gas information (unaudited)
The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interests are not significant.

Capitalized costs
Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activities, together with related accumulated depreciation, depletion and amortization.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2003
Proved mineral interests (a)	8,766	6,103	6,141	8,291	6,389	35,690
Unproved mineral interests		329	83	696	1,272	2,380
Support equipment and facilities	262	594	208	32	51	1,147
Incomplete wells and other	826	1,254	1,098	223	1,413	4,814
Gross capitalized costs	9,854	8,280	7,530	9,242	9,125	44,031
Accumulated depreciation, depletion and amortization	(6,186)	(3,799)	(3,785)	(4,252)	(2,657)	(20,679)
Net capitalized costs	3,668	4,481	3,745	4,990	6,468	23,352
At December 31, 2004
Proved mineral interests (a)	9,056	7,192	6,288	7,198	7,698	37,432
Unproved mineral interests		272	70	561	1,103	2,006
Support equipment and facilities	252	1,056	209	33	75	1,625
Incomplete wells and other	662	468	1,038	397	882	3,447
Gross capitalized costs	9,970	8,988	7,605	8,189	9,758	44,510
Accumulated depreciation, depletion and amortization	(6,416)	(3,887)	(3,907)	(3,733)	(3,252)	(21,195)
Net capitalized costs	3,554	5,101	3,698	4,456	6,506	23,315

(a)	Includes capitalized costs for wells and facilities related to proved reserves.

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Cost incurred
Costs incurred represent amounts both capitalized and expensed in connection with oil and gas producing activities.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development	440	724	986	316	1,622	4,088
Total costs incurred	509	840	1,189	526	2,243	5,307
Year ended December 31, 2003
Proved property acquisitions				308	8	316
Unproved property acquisitions				125	6	131
Exploration	67	80	138	125	243	653
Development (a)	449	1,106	1,268	286	1,454	4,563
Total costs incurred (b)	516	1,186	1,406	844	1,711	5,663
Year ended December 31, 2004
Proved property acquisitions
Unproved property acquisitions
Exploration	64	104	71	66	194	499
Development (a)	431	965	881	391	1,407	4,075
Total costs incurred	495	1,069	952	457	1,601	4,574

(a)	Includes for assets retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations” euro 84 million of costs capitalized during 2003 and 233 euro million for 2004.
(b)	Includes costs for acquisition of Fortum Petroleum AS (now Eni Norge AS) of euro 434 million, net of the related gross-up for deferred taxes of euro 514 million. The amount has been allocated to the North Sea area as follows: (i) Proved property acquisitions euro 308 million, (ii) Unproved property acquisitions euro 109 million, (iii) Exploration euro 17 million.

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Results of operations from oil and gas producing activities
Results of operations from oil and gas producing activities, including gas storage services used to modulate the seasonal variation of demand, represent only those revenues and expenses directly associated to such activities including operating overheads. These amounts do not include any allocation of interest expense or general corporate overhead and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities. Eni is a party to certain Production Sharing Agreements (PSAs) whereby a portion of Eni’s share of oil and gas production is withheld and sold by its joint venture partners which are state-owned entities, with proceeds being remitted to the state in satisfaction of Eni’s PSA-related tax liabilities. Revenue and income taxes include such taxes owed by Eni but paid by state-owned entities out of Eni’s share of oil and gas production.

(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Year ended December 31, 2002
Revenues:
- sales to affiliates	2,871	1,673	1,856	1,748	281	8,429
- sales to unaffiliated entities	253	1,226	186	695	1,414	3,774
Total revenues	3,124	2,899	2,042	2,443	1,695	12,203
Operations costs	(218)	(352)	(317)	(490)	(237)	(1,614)
Production taxes	(138)	(110)	(210)	(20)	(47)	(525)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
D.D. & A. and Provision for abandonment (a)	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income and (expenses)	(258)	(186)	(122)	(47)	(183)	(796)
Pretax income from producing activities	1,902	1,648	887	906	176	5,519
Estimated income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)
Results of operations from E&P activities	1,151	796	309	461	93	2,810
Year ended December 31, 2003
Revenues:
- sales to affiliates	2,609	1,469	1,946	1,913	345	8,282
- sales to unaffiliated entities	153	1,188	164	822	1,595	3,922
Total revenues	2,762	2,657	2,110	2,735	1,940	12,204
Operations costs	(222)	(316)	(283)	(446)	(235)	(1,502)
Production taxes	(136)	(97)	(235)	(11)	(79)	(558)
Exploration expenses	(89)	(70)	(113)	(96)	(276)	(644)
D.D. & A. and Provision for abandonment (a)	(458)	(420)	(377)	(759)	(734)	(2,748)
Other income and (expenses)	(170)	(264)	(121)	14	(289)	(830)
Accretion discount (SFAS 143) (b)	(37)	(5)	(14)	(42)	(4)	(102)
Pretax income from producing activities	1,650	1,485	967	1,395	323	5,820
Estimated income taxes	(629)	(788)	(617)	(750)	(111)	(2,895)
Results of operations from E&P activities	1,021	697	350	645	212	2,925
Year ended December 31, 2004
Revenues:
- sales to affiliates	2,633	1,868	2,762	2,083	508	9,85
- sales to unaffiliated entities	148	1,364	306	709	2,086	4,613
Total revenues	2,781	3,232	3,068	2,792	2,594	14,467
Operations costs	(223)	(292)	(322)	(405)	(289)	(1,531)
Production taxes	(118)	(91)	(379)	(13)	(163)	(764)
Exploration expenses	(57)	(47)	(71)	(93)	(155)	(423)
D.D. & A. and provision for abandonment (a)	(489)	(437)	(482)	(687)	(849)	(2,944)
Other income and (expenses)	(98)	(368)	(216)	97	(208)	(793)
Accretion discount (SFAS 143) (b)	(37)	(5)	(17)	(15)	(6)	(80)
Pretax income from producing activities	1,759	1,992	1,581	1,676	924	7,932
Estimated income taxes	(632)	(994)	(945)	(948)	(305)	(3,824)
Results of operations from E&P activities	1,127	998	636	728	619	4,108

(a)	Includes assets impairments amounting for euro 227 million for 2002, 210 million for 2003 and 300 million for 2004.
(b)	Represents the financial effect of the passage of time relating to Eni’s future asset retirement obligations pursuant to SFAS 143 “Accounting for asset retirement obligations”.

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Oil and natural gas reserves
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves exclude royalties and interests owned by others.

Proved developed reserves are proved reserves that can be estimated to be recovered through existing wells with existing equipment and operating methods.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

The estimates of Eni’s reserve quantities have been prepared in accordance with Statement of Financial Accounting Standard No. 69. The estimates of proved reserves, developed and undeveloped, at December 31, 2001, 2002, 2003 and 2004 are based on data prepared by Eni.

Eni operates under Production Sharing Agreements (PSAs) in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSAs, proved reserves are shown in accordance with Eni’s economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production, and Eni’s net equity share after cost recovery. Proved oil and gas reserves associated with PSAs represent 43%, 46% and 51% of total proved reserves as of year-end 2002, 2003 and 2004, respectively, on an oil-equivalent basis.

Proved reserves include the volume of natural gas used for own consumption and volumes of natural gas held in certain Eni storage fields in Italy. Proved reserves attributable to these fields include: (i) the residual natural gas volumes of the reservoirs; (ii) natural gas volumes from other Eni fields input into these reservoirs in subsequent periods. Proved reserves do not include volumes owned by or acquired from third parties. Gas withdrawn from storage is produced and thereby detracted from proved reserves when it is sold to third parties.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition, changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. Reserve estimates are also subject to revision as prices fluctuate due to the cost recovery feature under certain PSAs.

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2002, 2003 and 2004.

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Crude oil (Including Condensates and Natural Gas Liquids)

(million barrels)

Proved Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of Minerals in Place				13	12	25
Revisions of Previous Estimates	2	(31)	112	4	(33)	54
Improved Recovery		14	1			15
Extensions and Discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of Minerals in Place	(37)			(12)	(33)	(82)
Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783
Purchase of Minerals in Place				86		86
Revisions of Previous Estimates	21	51	59	52	153	336
Improved Recovery		15	16			31
Extensions and Discoveries	6	32	28		214	280
Production	(30)	(90)	(87)	(86)	(64)	(357)
Sales of Minerals in Place				(21)		(21)
Reserves at December 31, 2003	252	1,080	1,038	529	1,239	4,138
Purchase of Minerals in Place
Revisions of Previous Estimates	(1)	(22)	44	12	(18)	15
Improved Recovery		11	48	4		63
Extensions and Discoveries	4	20	34	4	144	206
Production	(30)	(94)	(104)	(74)	(75)	(377)
Sales of Minerals in Place		(2)	(4)	(25)	(6)	(37)
Reserves at December 31, 2004	225	993	1,056	450	1,284	4,008

(million barrels)

Proved Developed Oil Reserves	Italy	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241
Reserves at December 31, 2003	173	640	560	464	610	2,447
Reserves at December 31, 2004	174	655	588	386	668	2,471

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Natural gas

(billion cubic feet)

Proved Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072
Purchase of Minerals in Place				87		87
Revisions of Previous Estimates	21	257	8	115	1,238	1,639
Improved recovery
Extensions and Discoveries	105	9	636	74	223	1,047
Production	(456)	(212)	(36)	(201)	(228)	(1,133)
Sales	(15)			(68)		(83)
Reserves at December 31, 2002	5,295	5,563	1,533	1,899	4,339	18,629
Purchase of Minerals in Place	10			425	8	443
Revisions of Previous Estimates	(768)	(123)	172	139	325	(255)
Improved recovery
Extensions and Discoveries	84	242			100	426
Production	(455)	(215)	(49)	(229)	(276)	(1,224)
Sales				(11)		(11)
Reserves at December 31, 2003	4,166	5,467	1,656	2,223	4,496	18,008
Revisions of Previous Estimates	105	814	129	75	84	1,207
Improved Recovery			10			10
Extensions and Discoveries	29	420		38	222	709
Production	(409)	(247)	(66)	(220)	(303)	(1,245)
Sales	(73)	(1)		(65)	(115)	(254)
Reserves at December 31, 2004	3,818	6,453	1,729	2,051	4,384	18,435

(billion cubic feet)

Proved Developed Natural Gas Reserves	Italy (a)	North Africa	West Africa	North Sea	Rest of World	Total

Reserves at December 31, 2001	3,665	1,103	584	1,721	1,221	8,294
Reserves at December 31, 2002	3,397	1,084	863	1,727	1,283	8,354
Reserves at December 31, 2003	2,966	962	866	2,075	3,355	10,224
Reserves at December 31, 2004	2,850	1,760	924	1,845	3,122	10,501

(a)	Including approximately 728, 779, 747 and 737 billions of cubic feet of natural gas held in storage at December 31, 2001, 2002, 2003 and 2004 respectively.

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Standardized measure of discounted future net cash flows
Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future cash flows as of December 31, 2002, 2003 and 2004 include annual revenue payments from Eni’s Gas & Power segment and other transport and distribution gas companies which represent payments for modulation services to support demand delivery capability. Such capability is provided through utilization of gas withdrawn from producing fields and injected into depleted gas fields as storage.

Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.

The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

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(million euro)	Italy	North Africa	West Africa	North Sea	Rest of World	Total

At December 31, 2002
Future cash inflows	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflow before income tax	25,687	27,563	19,741	13,374	19,731	106,096
Future income tax	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount factor	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480
At December 31, 2003
Future cash inflows	24,641	36,484	25,074	19,590	28,505	134,294
Future production costs	(3,879)	(7,868)	(5,847)	(5,458)	(4,763)	(27,815)
Future development and abandonment costs	(2,080)	(3,762)	(2,005)	(1,084)	(2,575)	(11,506)
Future net inflow before income tax	18,682	24,854	17,222	13,048	21,167	94,973
Future income tax	(6,113)	(10,296)	(8,979)	(7,614)	(6,073)	(39,075)
Future net cash flows	12,569	14,558	8,243	5,434	15,094	55,898
10% discount factor	(5,056)	(6,646)	(3,130)	(1,872)	(7,930)	(24,634)
Standardized measure of discounted future net cash flows	7,513	7,912	5,113	3,562	7,164	31,264
At December 31, 2004
Future cash inflows	28,582	40,373	28,395	20,435	32,619	150,404
Future production costs	(3,635)	(7,237)	(6,664)	(5,082)	(4,858)	(27,476)
Future development and abandonment costs	(2,210)	(4,073)	(1,873)	(1,419)	(2,873)	(12,448)
Future net inflow before income tax	22,737	29,063	19,858	13,934	24,888	110,480
Future income tax	(7,599)	(11,487)	(10,949)	(8,824)	(6,736)	(45,595)
Future net cash flows	15,138	17,576	8,909	5,110	18,152	64,885
10% discount factor	(6,006)	(7,592)	(3,267)	(1,350)	(9,412)	(27,627)
Standardized measure of discounted future net cash flows	9,132	9,984	5,642	3,760	8,740	37,258

Changes in standardized measure of discounted future net cash flows
The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2002, 2003 and 2004.

(million euro)	2002	2003	2004

Beginning of year	26,771	34,480	31,264
Increase (Decrease):
- sales, net of production costs	(10,064)	(10,144)	(12,172)
- net changes in sales and transfer prices, net of production costs	18,936	(1,050)	13,031
- extensions, discoveries and improved recovery, net of future production and development costs	1,810	1,855	2,806
- changes in estimated future development and abandonment costs	(2,697)	(3,576)	(3,437)
- development costs incurred during the period that reduced future development costs	4,287	4,864	4,229
- revisions of quantity estimates	1,715	2,348	1,658
- accretion of discount	4,279	5,585	5,328
- net change in income taxes	(9,318)	105	(4,805)
- purchase of reserves in-place	387	1,488
- sale of reserves in-place	(646)	(222)	(727)
- changes in production rates (timing) and other	(980)	(4,469)	83
Net increase (decrease)	7,709	(3,216)	5,994
End of year	34,480	31,264	37,258

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Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock at December 31, 2004: Euro 4,004,424,476 fully paid
Branches:
San Donato Milanese (MI) - Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1
Gela (CL) - Strada Provinciale, 82

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.it

Publications
Annual Report 2004
Annual Report 2004 on Form 20-F for the Securities
and Exchange Commission (in English)
Health, Safety and Environment Report 2004 (in Italian and English)
Fact Book 2004 (in Italian and English)
Report on the First Quarter of 2004 (in Italian and English)
Report on the Second Quarter of 2004 (in Italian and English)
Report on the First Half of 2004 (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half of 2004 (in English)
Third Quarter Report 2004 (in Italian and English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York
ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
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Tel. 617-575-4328

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Layout and supervision: Studio Joly Srl - Rome - Italy
Printing: Ugo Quintily SpA - Rome - Italy
Printed on environment friendly paper: Fedrigoni Symbol Freelife Satin and Freelife Vellum

Contents

Eni
Società per Azioni • Piazzale Enrico Mattei 1 - 00144 Rome • Tel +39.0659821 • Fax +39.0659822141 • www.eni.it